As confidentially submitted to the Securities and Exchange Commission on September 15, 2025. This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Amendment No. 3

to

FORM 20-F

☒ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No.:

Pulsenmore Ltd.

(Exact name of registrant as specified in its charter)

Translation of registrant’s name into English: Not applicable

State of Israel	Omarim St. 8, Omer, Israel
(Jurisdiction of incorporation or organization)	(Address of principal executive offices)

Dr. Elazar Sonnenschein

Chief Executive Officer

8 Omarim St.

Omer, Israel

Tel: +972-526062075

Fax: +972 8 690 0466

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class to be registered	Trading Symbol(s)	Name of each exchange on which each class is to be registered
Ordinary shares, par value NIS 0.00004 per share	PUES	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of September 1, 2025: 50,647,693 ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act of 1934. Yes ☐ No ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months. Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging Growth Company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company. Yes ☐ No ☒

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PRESENTATION OF FINANCIAL AND OTHER INFORMATION

We were incorporated under the laws of the State of Israel in 2014. Our ordinary shares are listed on the Tel Aviv Stock Exchange, or TASE, under the symbol “PULS”. We are filing this registration statement in anticipation of the listing of our ordinary shares on the Nasdaq Capital Market.

Unless the context otherwise requires, references in this registration statement to the “Company,” “Pulsenmore,” “we,” “us,” “our” and other similar designations refer to Pulsenmore Ltd.

Financial Statements

Our financial statements were prepared in accordance with International Financial Reporting Standards, or IFRS Accounting Standards, as issued by the International Accounting Standards Board. Our reporting currency and functional currency is the New Israeli Shekel. In this Registration Statement, the terms “shekel,” “Israeli shekel” and “NIS” refer to New Israeli Shekels, the lawful currency of the State of Israel, and the terms “dollar,” “U.S. dollar” or “$” refer to United States dollars, the lawful currency of the United States of America. Unless derived from our financial statements or otherwise indicated, U.S. dollar translations of NIS amounts presented in this registration statement as of December 31, 2024, are translated using the rate of NIS 3.647 to US$1.00, the exchange rate reported by the Bank of Israel on December 31, 2024 and U.S. dollar translations of NIS amounts presented in this registration statement as of June 30, 2025, are translated using the rate of NIS 3.371 to US$1.00, the exchange rate reported by the Bank of Israel on September 3, 2025.

All references to “shares” in this Registration Statement refer to ordinary shares of Pulsenmore Ltd., par value NIS 0.00004 per share.

Trademarks

All trademarks or trade names referred to in this registration statement are the property of their respective owners. Solely for convenience, the trademarks and trade names in this registration statement are referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend the use or display of other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Market, Industry and Other Data

This Registration Statement contains estimates, projections and other information concerning our industry, our business, and the markets for our products. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Unless otherwise expressly stated, we obtained this industry, business, market and other data from our own internal estimates and research as well as from reports, research surveys, studies and similar data prepared by market research firms and other third parties, industry and general publications, government data and similar sources. None of the reports or studies cited in this registration statement were commissioned by the Company.

In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates. See “Cautionary Note Regarding Forward-Looking Statements.”

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information included or incorporated by reference in this registration statement may be deemed to be “forward-looking statements”. Forward-looking statements are often characterized by the use of forward-looking terminology such as “aim,” “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “could,” “due,” “estimate,” “expect,” “goal,” “intend,” “may,” “objective,” “plan,” “predict,” “potential,” “positioned,” “seek,” “should,” “target,” “will,” “would,” or other similar words, but are not the only way these statements are identified.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

Important factors that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the factors summarized below:

●	our lack of operating history;

●	our current and future capital requirements and our belief that our existing cash will be sufficient to fund our operations for more than one year from the date that the financial statements are issued;

●	our ability to manufacture, market and sell our products and to generate revenues;

●	our ability to maintain our relationships with key partners and grow relationships with new partners;

●	our ability to maintain or protect the validity of our U.S. and other patents and other intellectual property;

●	our ability to launch and penetrate markets in new locations and new market segments;

●	our ability to retain key executive members and hire additional personnel;

●	our ability to maintain and expand intellectual property rights;

●	interpretations of current laws and the passages of future laws;

●	our ability to achieve greater regulatory compliance needed in existing and new markets;

●	our ability to achieve key performance milestones in our planned operational testing;

●	our ability to establish adequate sales, marketing and distribution channels;

●	security, political and economic instability in the Middle East that could harm our business, including due to the current war between Israel and Hamas;

●	acceptance of our business model by investors; and

●	those factors referred to in “Item 3.D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects,” as well as in this registration statement generally.

These statements are only current predictions and are subject to known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance, or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in this registration statement in greater detail under the heading “Risk Factors” and elsewhere in this registration statement. You should not rely upon forward-looking statements as predictions of future events.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by law, we are under no duty to update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this registration statement.

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PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

For the names, business addresses and functions of our directors and senior management, see “Item 6. Directors, Senior Management and Employees – A. Directors and Senior Management” and “Item 6. Directors, Senior Management and Employees – C. Board Practices.”

B. Advisers

Our principal legal advisers with respect to U.S. federal laws is Greenberg Traurig, P.A., located at 132 Menachem Begin Road, Tel Aviv, Israel. Our principal legal advisers with respect to Israeli corporate laws is Shibolet & Co., located at 4 Yitzhak Sadeh St., Tel Aviv.

C. Auditors

Kesselman & Kesselman, Certified Public Accountants (Isr.), a member of PricewaterhouseCoopers International Limited. 146 Derech Menachem Begin St. Tel-Aviv 6492103, Israel

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness

The following table sets forth our cash and cash equivalents and our capitalization as of June 30, 2025, derived from our consolidated financial statements included elsewhere in this registration statement. You should read this information together with our financial statements and the related notes and with “Item 5. Operating and Financial Review and Prospects” appearing elsewhere in this registration statement.

	As of June 30, 2025
	NIS	USD
	(in thousands)
Equity:
Ordinary shares	2	1
Share premium	253,956	75,336
Capital reserve	10,995	3,262

Accumulated deficit	(190,445)	(56,495)

Total capitalization	74,508	22,104

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

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D. Risk Factors

You should carefully consider the risks described below, together with all of the other information in this registration statement. If any of these risks actually occurs, our business and financial condition could suffer and the price of our ordinary shares could decline.

Risk Factors Summary

Investing in our ordinary shares and our ability to successfully operate our business and execute our growth plan each are subject to numerous and substantial risks. You should carefully consider the risks described in the risk factors below before deciding to invest in our ordinary shares. If any of these risks actually occurs, our business, financial condition or results of operations could be materially and adversely affected. In such case, the trading price of our ordinary shares would likely decline, and you may lose all or part of your investment. The following is a summary of some of the principal risks we face:

Risks Related to Our Financial Condition and Capital Requirements

●	We have a limited operating history on which to assess the prospects for our business, we have generated limited revenue from sales of our products, and we have incurred losses since inception.

●	We have incurred significant losses since inception. As such, you cannot rely upon our historical operating performance to make an investment decision about us.

●	We may need to raise additional funding to expand the commercialization of our products and services and to expand our R&D efforts.

Risks Related to Our Business and Operations

●	Our success depends upon regulatory approval and market acceptance of our products and services, our ability to develop and commercialize existing and new products and services and generate revenues, and our ability to identify and penetrate new markets for our technology.

●	Medical device development is costly and involves continual technological change, which may render our current or future products obsolete.

●	We will be dependent upon the success of our growth strategy and marketing and distribution strategies.

●	Our business strategy is dependent in part on an agreement with a strategic partner with whom we are negotiating the fulfilment of the terms of the agreement.

●	Our research and development efforts may not succeed in developing commercially successful products and technologies, which could adversely affect our business.

●	We expect to generate an increasing portion of our revenue from international markets in the future and may become subject to various additional risks relating to our international activities, which could adversely affect our business, operating results and financial condition.

●	We have limited experience in marketing and selling our products and related services, and if we are unable to successfully commercialize our products and related services, our business and operating results will be adversely affected.

●	We rely on subcontractors for the assembly of our finished products.

●	We rely on limited or sole suppliers for some of the materials and components used in our products, and we may not be able to find replacements or immediately transition to alternative suppliers.

●	We incorporate artificial intelligence, or AI, and machine learning, or ML, into some of our products. This technology is new and developing and may present both compliance and reputational risks.

●	We operate in highly competitive markets, competition may increase in the future, and our industry may be further disrupted.

●	International expansion of our business exposes us to business, regulatory, political, operational, financial and economic risks associated with doing business outside of the United States or Israel.

Risks Related to Government Regulation and Other Legal Compliance Matters

●	We are subject to extensive government regulation, which could restrict the development, marketing, sale and distribution of our products and could cause us to incur significant costs.

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●	Our current or future products may be subject to product recalls even after receiving FDA and comparable foreign regulatory authorities clearance or approval.

●	We may be subject to enforcement action if we engage in improper or off-label marketing or promotion of our products, including fines, penalties and injunctions.

●	Increased cybersecurity requirements, vulnerabilities, threats, and more sophisticated and targeted computer crimes pose a risk to our systems, networks, products, solutions, services, and data, as well as our reputation, which could adversely affect our business.

●	Healthcare industry cost-containment measures could result in reduced sales of our products and services.

Risks Related to Our Intellectual Property

●	If we are unable to protect our intellectual property, our ability to maintain any technological or competitive advantage over our competitors and potential competitors would be adversely impacted, and our business may be harmed.

●	If we or any of our partners are sued for infringing the intellectual property rights of third parties, such litigation would be costly and time consuming, and an unfavorable outcome in any such litigation could have a material adverse effect on our business.

Risks Related to Israeli Law and Our Operations in Israel

●	Our headquarters and other significant operations are located in Israel, and, therefore, our results may be adversely affected by political, economic and military instability in Israel, including the October 7, 2023 attack by Hamas and other terrorist organizations from the Gaza Strip and Israel’s war against them since then as well as military actions against Hezbollah, the Houthi movement and Iranian-backed militias in Syria.

●	Provisions of Israeli law and our articles of association may delay, prevent or otherwise impede a merger with, or an acquisition of, us, which could prevent a change of control, even when the terms of such a transaction are favorable to us and our shareholders.

●	Your rights and responsibilities as a shareholder will be governed in key respects by Israeli laws, which differs in some material respects from the rights and responsibilities of shareholders of U.S. companies.

Risks Related to Ownership to Our Ordinary Shares

●	The market price of our ordinary shares may be highly volatile, and you could lose all or part of your investment.

●	Our securities will be traded on more than one market or exchange and this may result in price variations.

●	If we fail to maintain proper and effective internal controls, our ability to produce accurate and timely financial statements could be impaired, which could harm our operating results, our ability to operate our business and investors’ views of us.

●	As a “foreign private issuer” we are subject to less stringent disclosure requirements than domestic registrants and are permitted and decided to follow certain home country corporate governance practices instead of otherwise applicable SEC and Nasdaq requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. registrants.

Risks Related to Our Financial Condition and Capital Requirements

We have a limited operating history on which to assess the prospects for our business, we have generated limited revenue from sales of our products, and we have incurred losses since inception.

Since inception, we have devoted substantially all of our financial resources to develop our products and related services. We have financed our operations primarily through the issuance of equity and partially from the Israel Innovation Authority, or IIA and Korea Israel Industrial, or KORIL, grants. We have generated limited revenue from the sale of our products and services to date and have incurred significant losses. The amount of our future net losses will depend, in part, on sales and on-going development of our products and related services, the rate of our future expenditures and our ability to obtain funding through the issuance of our securities to cover our operating activity, strategic collaborations or grants. We expect to continue to incur significant losses for at least the next several years as we continue to commercialize our existing products and services and seek to develop and commercialize new products and services.

Our ability to generate future revenue from product and service sales depends heavily on our success in many areas, including, but not limited to:

●	launching and commercializing current and future products and services, either directly or in conjunction with one or more collaborators or distributors;
●	obtaining and maintaining marketing authorization with respect to each of our products and maintaining regulatory compliance throughout relevant jurisdictions;
●	maintaining clinical and economical value for end-users and customers in changing environments;
●	addressing any competing technological and market developments;
●	negotiating favorable terms in any collaboration, licensing or other arrangements into which we may enter;
●	establishing and maintaining distribution relationships with third parties that can provide adequate (in amount and quality) infrastructure to support market demand for our products; and
●	maintaining, protecting and expanding our portfolio of intellectual property rights, including patents, trade secrets and know-how.

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We have incurred significant losses since inception. As such, you cannot rely upon our historical operating performance to make an investment decision about us.

Since our inception, we have engaged in research and development, or R&D, activities and launched our first products, Pulsenmore ES and Pulsenmore FC in 2020 and 2022, respectively. Since commercialization of the Pulsenmore ES and Pulsenmore FC, we also engaged in the continued development of the Pulsenmore MC and the Pulsenmore ES-assisted service for performing biophysical profile tests, or BPP for high-risk pregnancy patients. We have financed our operations primarily through the issuance of equity securities and partially from IIA and KORIL grants. We have incurred net losses of NIS 36.7 million (approximately $10.1 million), NIS 58.6 million (approximately $16.1 million), and NIS 22.1 million (approximately $6.1 million) in the years ended December 31, 2024, 2023, and 2022, respectively, and NIS 23.2 million (approximately $6.9 million) and NIS 15.9 million (approximately $4.7 million) for the six months ended June 30, 2025 and 2024, respectively. Our accumulated deficit as of December 31, 2024 and June 30, 2025 was NIS 167.3 million (approximately $45.8 million) and NIS 190.4 million (approximately $56.5 million), respectively. We do not know whether or when we will become profitable. Our ability to generate revenue and achieve profitability depends upon our ability to accelerate the commercialization of our products and service offerings in line with the demand from current and future customers and our aggressive growth strategy. We may be unable to achieve any or all of these goals.

We may need to raise additional funding to expand the commercialization of our products and services and to expand our R&D efforts. This additional financing may not be available on acceptable terms, or at all. Failure to obtain this necessary capital when needed may force us to delay, limit or terminate our product commercialization or development efforts or other operations.

Our operations have consumed substantial amounts of cash since inception. We expect to expend substantial additional amounts to commercialize our products and services and to develop new products and services. We will require additional capital to expand the commercialization of our existing products and services and to develop new products and services. In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned.

We cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. Moreover, the terms of any future financing may adversely affect the holdings or the rights of our stockholders and the issuance of additional securities, whether equity or debt, by the Company, or the possibility of such issuance, may cause the market price of our common stock to decline. The incurrence of indebtedness could result in increased fixed payment obligations, and we may be required to agree to certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. We could also be required to seek funds through arrangements with collaborative partners or otherwise at an earlier stage than otherwise would be desirable, and we may be required to relinquish rights to some of our technologies or products or otherwise agree to terms that are unfavorable to us, any of which may have a material adverse effect on our business, operating results and prospects. In addition, raising additional capital through the issuance of equity or convertible debt securities would cause dilution to holders of our equity securities, and may affect the rights of then-existing holders of our equity securities. Even if we believe that we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or if we have specific strategic considerations.

Risks Related to Our Business and Operations

Our success depends upon regulatory approval and market acceptance of our products and services, our ability to develop and commercialize existing and new products and services and generate revenues, and our ability to identify and penetrate new markets for our technology.

We have developed, and we are engaged in the research, development, manufacture, marketing, and sale of ultrasound imaging solutions using our home ultrasound technology. We are commercializing our Pulsenmore ES ultrasound imaging device which is approved for use in several key markets including Europe, Australia, Brazil and Israel and we have submitted applications for approval in additional markets including the United States and Colombia while our Pulsenmore FC ultrasound imaging device is at an early stage of commercialization in Israel where it is approved for use. As we are in the early stages of commercialization of the Pulsenmore FC device in Israel, we plan to gain more real-world experience with the Pulsenmore FC before submitting for approval in the United States and other territories. Our success will depend on the receipt of and maintenance of regulatory approvals and acceptance of our products and services in the U.S. and international healthcare markets, including across Europe, Australia, South America and Japan. In particular, in December 2024, we submitted a de novo application to the FDA for clearance of the Pulsenmore ES, and subject to receiving such clearance, we intend to commence selling the product in the United States. There can be no assurance that we will receive such clearance on a timely basis or at all. Even if we receive regulatory clearance, we are faced with the risk that the marketplace will not be receptive to our products and services over competing products, including traditional cart-based ultrasound devices used in hospitals, imaging centers and physicians’ offices, and that we will be unable to compete effectively. Factors that could affect our ability to successfully commercialize our current products and services and to commercialize any potential future products and services include challenges of developing (or acquiring externally developed) technology solutions that are adequate and competitive in meeting the requirements of next-generation design challenges and dependence upon physicians’ and other healthcare practitioners’ acceptance of our products.

We cannot assure investors that our current products and services or any future products and services will gain broad market acceptance. If the market for our current products and services or any future products and services fails to develop or develops more slowly than expected, or if any of the services and standards supported by us do not achieve or sustain market acceptance, our business and operating results would be materially and adversely affected.

Medical device development is costly and involves continual technological change, which may render our current or future products obsolete.

The market for point-of-care medical devices, which includes home-use ultrasound solutions, is characterized by rapid technological change, medical advances and evolving industry standards. Any one of these factors could reduce the demand for our devices or services or require substantial resources and expenditures for research, design and development to avoid technological or market obsolescence.

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Our success will depend on our ability to enhance our current technology, services and systems and develop or acquire and market new technologies to keep pace with technological developments and evolving industry standards, while responding to changes in customer needs. A failure to adequately develop or acquire device enhancements or new devices that will address changing technologies and customer requirements adequately, or to introduce such devices on a timely basis, may have a material adverse effect on our business, financial condition and results of operations.

We might have insufficient financial resources to improve existing devices, advance technologies and develop new devices at competitive prices. Technological advances by one or more competitors or future entrants into the field may result in our current devices becoming non-competitive or obsolete, which may decrease revenues and profits and adversely affect our business and results of operations.

We may encounter significant competition across our existing and future planned products and services and in each market in which we sell or plan to sell our products and services from various companies, many of which have greater financial and marketing resources than we do. Our primary competitors include the top five manufacturers of legacy cart-based incumbent ultrasound devices.

In addition, many of our competitors are well-established manufacturers with significant resources and may engage in aggressive marketing tactics. Competitors may also possess the ability to commercialize additional lines of products, bundle products or offer higher discounts and incentives to customers in order to gain a competitive advantage. If the prices of competing products are lowered as a result, we may not be able to compete effectively.

We will be dependent upon the success of our growth strategy and marketing and distribution strategies.

Our business is dependent upon the success of our growth strategy and marketing and distribution strategies. Our growth strategy to increase market penetration directly relies on our distribution strategy, and our marketing efforts are focused on developing a strong reputation with healthcare providers and increasing awareness of our products and services. If we fail to maintain a high quality of service or a high quality of device technology, we may fail to retain existing users or add new users. If we do not successfully continue our sales efforts and promotional activities, particularly to health systems and large institutions, or if existing users decrease their level of engagement, our revenue, financial results and business may be significantly harmed. Our future success depends upon continued expansion of our commercial operations, as well as entering additional markets, including the United States, Europe, Australia, South America and Japan, to commercialize our products and services. We believe that our growth will depend on the further development and commercialization of our current products and services, and marketing authorization of our future products and services. If we fail to expand the use of our products and services in a timely manner, we may not be able to expand our market share or to grow our revenue. Our financial performance will be substantially dictated by our success in adding, retaining and engaging active users of our products. If customers do not perceive our products or services to be useful, reliable and trustworthy, we may not be able to attract or retain customers or otherwise maintain or increase the frequency and duration of their engagement. As our business model is predicated on both hardware and software sales, there is risk that any decline in software renewal rates will adversely impact our business. A decrease in customer retention, growth or engagement with our products and services may have a material adverse impact on our revenue, business, financial condition and results of operations.

Any number of factors could negatively affect customer retention, growth and engagement, including:

●	development of attractive and competitive portable ultrasound imaging solutions;
●	customers increasingly engaging with competing products;
●	failure to introduce new and improved products and services;
●	inability to continue to develop products for mobile devices that customers find engaging, that work with a variety of mobile operating systems and networks and that achieve a high level of market acceptance;
●	changes in customer sentiment about the quality or usefulness of our products and services or concerns related to privacy and data sharing, safety, security or other factors;

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●	inability to manage and prioritize information to ensure customers are presented with content that is engaging, useful and relevant to them;
●	adverse changes in our products that are mandated by legislation or regulatory agencies, both in the United States and internationally; or
●	technical or other problems preventing us from delivering products or services in a rapid and reliable manner or otherwise affecting the user experience.

Our research and development efforts may not succeed in developing commercially successful products and technologies, which could adversely affect our business.

Our products utilize application-dependent chips, or ASIC, dedicated digital processors for the transmission and reception of portable ultrasound imaging which has the potential to allow us to monitor patients in various care settings due to its portability and cost. We expect our development path will be directed at accessing and optimizing our technology for use in various care settings, potentially including home scanning and or wearable patient technology, subject to appropriate regulatory authorization. We face risks associated with launching such new products. If we encounter development or manufacturing challenges or discover errors during our product development cycle, the product launch dates of new products may be delayed, which will cause delays in our ability to achieve our forecasted results. The expenses or losses associated with unsuccessful product development or launch activities or lack of market acceptance of our new products could have a material adverse effect on our business or financial condition.

We expect to generate an increasing portion of our revenue from international markets in the future and may become subject to various additional risks relating to our international activities, which could adversely affect our business, operating results and financial condition.

During the years ended December 31, 2024, 2023, and 2022, approximately 93.9%, 96.1%, and 52.8%, respectively, of our product and service revenue was generated from customers located inside Israel. During the six months ended June 30, 2025 and 2024, approximately 96.9% and 91.1%, respectively, of our product and service revenue was generated from customers located inside Israel. We believe that a substantial percentage of our future revenue will come from international sales, specifically from the United States, as we expand our sales and marketing opportunities into international markets.

A disruption in our relationships with these customers may adversely affect our results of operations. The customers’ demand for our products may fluctuate due to factors beyond our control. Any significant reduction in orders from these customers could have a material adverse effect on our business, results of operations, or financial condition, as could their failure to pay amounts owed to us.

We have limited experience of operating internationally, and engaging in international business involves a number of difficulties and risks, including:

●	required compliance with foreign regulatory requirements and laws, including regulations and laws relating to patient data and medical devices;
●	trade relations among the United States and those foreign countries in which our current or future customers, distributors, manufacturers and suppliers have operations, including protectionist measures such as tariffs and import or export licensing requirements, whether imposed by the United States or such foreign countries, in particular the strained trade relations between United States and China since 2018;

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●	difficulties protecting, procuring or enforcing intellectual property rights internationally;
●	required compliance with anti-bribery laws, such as the FCPA and the UK Bribery Act of 2010, data privacy requirements, labor laws and anti-competition regulations;
●	laws regulating the confidentiality of sensitive personal information and the circumstances under which such information may be released and/or collected;
●	longer payment cycles and difficulties in enforcing agreements and collecting receivables through certain foreign legal systems;
●	political and economic instability and war or other military conflict, including the ongoing conflict occurring in Ukraine, which could have a material adverse impact on our sales in Europe and elsewhere; and
potentially adverse tax consequences, tariffs, customs charges, bureaucratic requirements and other trade barriers.

If we dedicate significant resources to our international operations and are unable to manage these risks effectively, our business, operating results and financial condition may be adversely affected.

If we are unable to attract, recruit, train, retain, motivate and integrate key personnel, we may not achieve our goals.

There is substantial competition for key personnel, senior management, and qualified employees in the healthcare industry, and we may face increased competition for such a highly qualified scientific, technical, clinical, and management workforce in a highly competitive environment. While the increased availability of flexible, hybrid, or work-from-home arrangements has afforded us the ability to attract and retain talent from geographies remote from our physical offices, it has also expanded competition by allowing qualified employees within those same regions to pursue job opportunities throughout the country without the need to relocate. To help attract, retain, and motivate qualified employees in senior roles, we use equity-based awards and performance-based cash incentive awards. Sustained declines in our stock price, or lower stock price performance relative to competitors, can reduce the retention value of our equity-based awards, which can impact the competitiveness of our compensation. There can be no assurance that we will be successful in retaining existing personnel or recruiting new personnel.

From time to time, our efforts to attract, recruit, train, retain, integrate and motivate key personnel may also subject us to litigation or other legal proceedings that may adversely affect our business. These legal proceedings may involve claims brought by current or former employees, government agencies or others, through private actions, class actions, administrative proceedings or other litigation. These legal proceedings may involve allegations of illegal, unfair or inconsistent employment practices, including wage and hour, discrimination, harassment, wrongful termination, retaliation, violations of law or other concerns. Even if the allegations against us are unfounded or we ultimately are not held liable, we may experience related negative publicity resulting in damage to our reputation. Further, the costs to defend ourselves may be significant and the litigation may subject us to substantial settlements, fines, penalties or judgments against us and may consume management’s bandwidth and attention, some or all of which may negatively impact our financial condition and results of operations.

Having diverse representation and an inclusive workplace can also impact our ability to attract and retain talent and is an important driver of our ability to compete and innovate. As such, our ability to attract and retain diverse talent can impact our corporate reputation and have adverse consequences to our business.

The loss of one or more key employees, our inability to attract or develop additional qualified employees and any delay in hiring key personnel could have a material adverse effect on our business results, cash flows, financial condition, or prospects.

We have limited experience in marketing and selling our products and related services, and if we are unable to successfully commercialize our products and related services, our business and operating results will be adversely affected.

We have limited experience marketing and selling our products and related services. We currently sell our products to Israel’s largest health maintenance organization (HMO), as well as to hospitals/clinics (both in Israel and outside of Israel). Future sales of our products will depend in large part on our ability to effectively market and sell our products and services, successfully manage and expand our sales force, and increase the scope of our marketing efforts. We may also enter into additional distribution arrangements in the future. Because we have limited experience in marketing and selling our products, our ability to forecast demand, the infrastructure required to support such demand and the sales cycle to customers is unproven. If we do not build an efficient and effective marketing and sales force, our business and operating results will be adversely affected.

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We rely on subcontractors for the assembly of our finished products.

We rely on a few subcontractors to manufacture our products while maintaining control over the overall production and assembly process. These manufacturing subcontractors provide us with partially assembled products. If such subcontractors fail to fulfill their obligations under the existing contractual arrangements with us or do not perform satisfactorily or if we fail to meet our obligations to the subcontractor and consequently it becomes necessary to utilize a different subcontractor, our ability to source our devices could be affected as the production may be delayed. In the event it becomes necessary to utilize a different subcontractor for our component products, we would experience additional costs, delays and difficulties in obtaining such components as a result of identifying and entering into an agreement with a new subcontractor as well as preparing such new subcontractor to meet the logistical requirements associated with manufacturing our devices, and our business would suffer.

We may experience pricing pressures from contract suppliers or subcontractors on which we rely.

Our suppliers may try to raise prices in the future, which we may not be able to offset through manufacturing efficiencies or pricing actions. Such pricing pressures could increase our costs and force us to increase the prices of our products if we are unable to enter into alternative arrangements with other suppliers or subcontractors, potentially leading to decreased customer demand.

We may experience manufacturing problems or delays that could limit the growth of our revenue or increase our losses.

We may encounter unforeseen situations that would result in delays or shortfalls in our production as well as delays or shortfalls caused by our outsourced manufacturing suppliers and by other third-party suppliers who manufacture components for our products. The FDA (and comparable foreign regulatory authorities) has comprehensive and prescriptive guidelines for medical device component manufacturers, requiring these manufacturers to establish and maintain processes and procedures to adequately control environmental conditions that could adversely affect product quality and impact patient safety. Clean room standards are an example of these requirements. Failure of component manufacturers or other third-party suppliers to comply with applicable standards could delay the production of our products. If we are unable to keep up with demand for our products, our revenue could be impaired, market acceptance for our products could be adversely affected and our customers might instead purchase our competitors’ products. Our inability to successfully manufacture our products would have a material adverse effect on our operating results.

We rely on limited or sole suppliers for some of the materials and components used in our products, and we may not be able to find replacements or immediately transition to alternative suppliers, which could have a material adverse effect on our business, financial condition, results of operations and reputation.

We rely on limited or sole suppliers for certain materials and components that are used in our products. While we periodically forecast our needs for such materials and enter into standard purchase orders with them, we do not have long-term contracts with some of these suppliers. If we were to lose such suppliers, or if such suppliers were unable to fulfill our orders or to meet our manufacturing specifications, there can be no assurance that we will be able to identify or enter into agreements with alternative suppliers on a timely basis or on acceptable terms, if at all. If we are able to find an alternative supplier, such alternative supplier would need to be qualified and may require additional regulatory inspection or approval, which could result in further delay and more expenses.

An interruption in our operations could occur if we encounter delays or difficulties in securing these materials and components, or if the quality of the materials and components supplied do not meet our requirements, or if we cannot then obtain an acceptable substitute. The time and effort required to qualify a new supplier and ensure that the new materials and components provide the same or better quality results could result in significant additional costs. Any such interruption could significantly affect our business, financial condition, results of operations and reputation. To mitigate this risk, we typically carry significant inventory of critical components. While we believe that our level of inventory is currently sufficient for us to continue the manufacturing of our products without a disruption to our business if we must replace one of our suppliers, there can be no assurance that we can maintain this level of inventory in the future.

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If we do not successfully optimize and operate our sales and distribution channels or we do not effectively expand and update infrastructure, our operating results and customer experience may be negatively impacted.

We must continue to optimize our sales and marketing organization and enter into partnerships or other arrangements to market and sell our products and/or collaborate with third parties, including distributors and others, to market and sell our products to maintain our commercial success and to achieve commercial success for any of our future products. Developing and managing a direct sales organization is a difficult, expensive and time-consuming process. If we are unable to establish and maintain adequate sales, marketing and distribution capabilities, independently or with others, our future revenue may be reduced and our business may be harmed.

If we are unable to continue the development of an adequate sales and marketing organization and/or if our partner-directed sales organization is not successful, we may have difficulty achieving market awareness and selling our products in the future.

We must continue to develop and grow our sales and marketing organization. This includes using marketing efforts to attract future partnerships or other arrangements to market and sell our products and/or collaborate with third parties, including distributors and others, to market and sell our products to maintain our commercial success and to achieve commercial success for any of our future products. Developing and managing a direct sales organization is a difficult, expensive and time-consuming process. We focus on partner-directed sales organization and focus on establishing strategic partnerships that assist with facilitating our product distribution.

To continue to develop our sales and marketing organization to successfully achieve market awareness and sell our products, we must:

●	continue to recruit and retain adequate numbers of effective and experienced sales and marketing personnel;
●	effectively train our sales and marketing personnel in the benefits and risks of our products;
●	establish and maintain successful sales, marketing, training and education programs that educate health care professionals so they can appropriately inform their patients about our products;
●	manage geographically dispersed sales and marketing operations; and
●	effectively train our sales and marketing personnel on the applicable fraud and abuse laws that govern interactions with healthcare practitioners as well as current and prospective patients and maintain active oversight and auditing measures to ensure continued compliance.

We may not be able to successfully manage our sales force or increase our product sales at acceptable rates.

If we are unable to establish and maintain adequate sales and marketing capabilities or enter into and maintain arrangements with third parties to sell and market our products, our business may be harmed.

We cannot guarantee that we will be able to maintain our current volume of sales in the future. A substantial reduction in sales could have a material adverse effect on our operating performance. To the extent that we enter into additional arrangements with third parties to perform sales or marketing services in the United States, Europe or other countries, our product margins could be lower than if we directly marketed and sold our products. To the extent that we enter into co-promotion or other marketing and sales arrangements with other companies, any revenue received will depend on the skills and efforts of others, and we cannot predict whether these efforts will be successful. In addition, the growth of market acceptance of our products by healthcare practitioners outside of Israel will largely depend on our ability to continue to demonstrate the relative safety, effectiveness, reliability, cost-effectiveness and ease of use of such products. If we are unable to do so, we may not be able to increase product revenue from our sales efforts in Europe or other countries. If we are unable to establish and maintain adequate sales, marketing and distribution capabilities, independently or with others, our future revenue may be reduced and our business may be harmed.

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We incorporate artificial intelligence, or AI and ML, into some of our products. This technology is new and developing and may present both compliance and reputational risks.

We enable AI assistance in the scan assessment workflows. The AI models that we use are trained using various data sets. If our AI models are incorrectly designed or implemented or do not receive pictures or visual data, they may produce inaccurate or unreliable results, negatively impacting the application to suggest reliable and accurate assistance for scan assessments. Additionally, failures in the performance of our AI models could damage our reputation, erode customer trust, and result in loss of business and negative publicity.

We operate in highly competitive markets, competition may increase in the future, and our industry may be further disrupted.

Healthcare markets are characterized by rapidly evolving technology, frequent introduction of new products, intense competition, and pricing pressures. We face competition from international and domestic companies of all sizes. Competition is primarily focused on cost effectiveness, price, service, product performance, and technological innovation. Our ability to compete successfully may be adversely affected by factors such as:

●	the introduction of new products or product enhancements by competitors;
●	the development of new technology or the application of known or unknown technology;
●	a failure to satisfy local market conditions and regulations, such as mandatory IP transfers, protectionist measures, and other government policies supporting increased local competition;
●	the emergence of new market entrants;
●	a failure to maintain or expand relationships with existing customers or attract new customers;
●	cost of production or delivery, whether due to geographic location, currency fluctuations, taxes, duties, or otherwise, which may enable our competitors to offer greater discounts or lower prices;
●	the perception of our brand and image in the market;
●	a failure to successfully enter new geographic or adjacent product markets;
●	changing regulatory standards, legal requirements, or enforcement rigor; or
●	consolidation among customers, suppliers, channel partners, or competitors.

Our inability to obtain and maintain regulatory authorizations for and supply commercial quantities of our offerings as quickly and effectively as our competitors could limit market acceptance. Furthermore, our markets are continually evolving and thus revenues and income are difficult to forecast. Any of these competitive factors could adversely affect our pricing, margins, and market share and have a material adverse effect on our business results, cash flows, financial condition, or prospects.

Unfavorable global economic conditions could adversely affect our business, financial condition or results of operations.

Our results of operations could be adversely affected by general conditions in the global economy and in the global financial markets, including changes in inflation, interest rates and overall economic conditions and uncertainties. To the extent inflation or other factors increase our business costs, it may not be feasible to pass price increases on to our customers or offset higher costs through manufacturing efficiencies. Inflation could also adversely affect the ability of our customers to purchase our products. An economic downturn could result in a variety of risks to our business, including weakened demand for our products and our inability to raise additional capital when needed on acceptable terms, if at all. A weak or declining economy could also result in further constraints on our suppliers or cause future customers to delay making payments for our products. Any of the foregoing could harm our business and we cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely affect our business.

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International expansion of our business exposes us to business, regulatory, political, operational, financial and economic risks associated with doing business outside of the United States or Israel.

Other than our headquarters and other operations which are located in Israel, our business strategy incorporates significant international expansion, particularly in anticipated expansion of regulatory approvals of our products. Doing business internationally involves a number of risks, including but not limited to:

●	multiple, conflicting and changing laws and regulations such as privacy regulations, tax laws, export and import restrictions, employment laws, regulatory requirements and other governmental approvals, permits and licenses;
●	failure by us to obtain regulatory approvals for the use of our products and services in various countries;
●	additional potentially relevant third-party patent rights;
●	complexities and difficulties in obtaining protection and enforcing our intellectual property;
●	difficulties in staffing and managing foreign operations;
●	complexities associated with managing multiple regulatory, governmental and reimbursement regimes;
●	limits in our ability to penetrate international markets;
●	financial risks, such as longer payment cycles, difficulty collecting accounts receivable, the impact of local and regional financial crises on demand and payment for our products and exposure to foreign currency exchange rate fluctuations;
●	natural disasters, political and economic instability, including wars, terrorism and political unrest, outbreak of disease, boycotts, curtailment of trade and other business restrictions;
●	certain expenses including, among others, expenses for travel, translation and insurance; and
●	regulatory and compliance risks that relate to maintaining accurate information and control over sales and activities that may fall within the purview of the U.S. Foreign Corrupt Practices Act, or the FCPA, its books and records provisions or its anti-bribery provisions.

Any of these factors could significantly harm our future international expansion and operations and, consequently, our results of operations.

Risks Related to Government Regulation and Other Legal Compliance Matters

We are subject to extensive government regulation, which could restrict the development, marketing, sale and distribution of our products and could cause us to incur significant costs.

Our ultrasound imaging products and associated services are subject to extensive pre-market and post-market regulation by the FDA and various other federal, state, local and foreign government authorities. For example, our operations are subject to regulations governing packaging and labeling requirements, adverse event reporting, quality system and manufacturing requirements, clinical testing and recalls. For a discussion on the relevant regulatory regime, see Item 4.B. “Business Overview - Government Regulation”.

We are commercializing our Pulsenmore ES ultrasound imaging device which is approved for use in several key markets including Europe, Australia, Brazil and Israel and we have submitted applications for approval in additional markets including the United States and Colombia while our Pulsenmore FC ultrasound imaging device is at an early stage of commercialization in Israel where it is approved for use. A key component of our short-term and long-term growth strategy is contingent on FDA clearance of the Pulsenmore ES. In December 2024, we submitted a de novo application to the FDA for clearance of the Pulsenmore ES, and subject to receiving such clearance, we intend to commence selling the product in the United States. We cannot assure that any of the Pulsenmore ES or any other medical devices or new uses, modifications, or renewals for any approved devices will be cleared or approved in a timely or cost-effective manner, if cleared or approved at all, or that we will be able to maintain the clearance or approval of such devices. In the event we are unable to leverage existing or predicate devices for future products, we may experience delays and additional costs to obtain FDA approval for such future products. For example, during 2020, we submitted a 510(k) application to the FDA for the Pulsenmore ES however the FDA indicated that a de novo application is the proposed method of application for Pulsenmore ES. Even if such clearances or approvals are received, they may not be for all indications for which we pursue. Because medical devices may only be marketed for cleared or approved indications, this could significantly limit the market for that product and may adversely affect our results of operations.

Our business is subject to unannounced inspections by FDA to determine our compliance with FDA requirements. FDA inspections can result in inspectional observations on Form FDA 483s, warning letters, untitled letters or other forms of more significant enforcement action. If the FDA concludes that we failed to comply with any regulatory requirements during an inspection, it could have a material adverse effect on our business and financial condition. We could incur substantial expense and harm to our reputation, and our ability to introduce new or enhanced products in a timely manner could be adversely affected.

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If we, our contract manufacturers or our component suppliers are unable to manufacture our products in sufficient quantities, on a timely basis, at acceptable costs and in compliance with regulatory and quality requirements, the manufacturing and distribution of our devices could be interrupted, and our product sales and operating results could suffer.

We, our contract manufacturers and our component suppliers are required to comply with the FDA’s Quality System Regulation, QSR, which is a complex regulatory framework that covers the procedures and documentation of the design, testing, production, control, quality assurance, labeling, packaging, sterilization, storage, shipping and servicing of our devices. Compliance with applicable regulatory requirements is subject to continual review and is monitored rigorously through periodic, sometimes unannounced, inspections by the FDA. We cannot assure investors that our facilities or our third-party manufacturers’ or suppliers’ facilities would pass any future quality system inspection. Failure of our or our third-party manufacturers and component suppliers to adhere to QSR requirements or take adequate and timely corrective action in response to an adverse quality system inspection finding could delay production of our products and lead to fines, difficulties in obtaining regulatory clearances, recalls, enforcement actions, including injunctive relief or consent decrees, or other consequences, which could have a material adverse effect on our financial condition or results of operations. In addition, any of our products shipped internationally are also required to comply with the International Organization for Standardization, or ISO, quality system standards as well as EU Regulations and norms in order to produce products for sale in the EU.

The Pulsenmore Products use piezoelectric crystal technology. This technology is adopted in many ultrasound devices. We cannot predict whether future regulation will deem the level of lead contained in these devices as hazardous or whether the exemption to the EU’s Restrictions of Hazardous Substances Directive will be revised.

In addition, many countries such as Canada and Japan have very specific additional regulatory requirements for quality assurance and manufacturing. If we fail to continue to comply with current good manufacturing requirements, as well as ISO or other regulatory standards, we may be required to cease all or part of our operations until we comply with these regulations. Maintaining compliance with multiple regulators adds complexity and cost to our manufacturing and compliance processes.

Our current or future products may be subject to product recalls even after receiving FDA and comparable foreign regulatory authorities clearance or approval. A recall of our products, either voluntarily or at the direction of the FDA, or the discovery of serious safety issues with our products, could have a significant adverse impact on us.

The FDA and similar governmental bodies in other countries have the authority to require the recall of our products if we or our third-party manufacturers fail to comply with relevant regulations pertaining to, among other things, manufacturing practices, labeling, advertising or promotional activities, or if new information is obtained concerning the safety or efficacy of these products. Recalls of any of our products would divert managerial and financial resources and have an adverse effect on our reputation, results of operations and financial condition, which could impair our ability to produce our products in a cost-effective and timely manner in order to meet our customers’ demands. We may also be subject to product liability claims, be required to bear other costs, or be required to take other actions that may have a negative impact on our future sales and our ability to generate profits.

We may be subject to enforcement action if we engage in improper or off-label marketing or promotion of our products, including fines, penalties and injunctions.

Our promotional materials and training methods must comply with FDA and other applicable laws and regulations, including the prohibition of the promotion of unapproved, or off-label, uses. However, if the FDA determines that our promotional materials or training materials promote an approved medical device in a manner inconsistent with its labeling, it could request that we modify our training or promotional materials or subject us to regulatory or enforcement actions, including the issuance of an Untitled Letter, a Warning Letter, injunction, seizure, civil fine or criminal penalties. In addition to ensuring that the claims we make are consistent with our regulatory clearances or approvals, the FDA also ensures that promotional labeling for all regulated medical devices is neither false nor misleading.

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It is also possible that other federal (such as the FTC), state or foreign enforcement authorities might take action if they consider our promotional or training materials to constitute promotion of an off-label use, or to be false, unsubstantiated, or misleading, which could result in significant fines or penalties under other statutory authorities, such as laws prohibiting false claims for reimbursement. In that event, our reputation could be damaged, and adoption of our products could be impaired, in addition to legal consequences, which may include fines, penalties, product liability claims, and other legal actions.

In some instances in our advertising and promotion, we may make claims regarding our product as compared to competing products, which may subject us to heightened regulatory scrutiny, enforcement risk, and litigation risks.

The FDA requires that promotional labeling be truthful and not misleading, including with respect to any comparative claims made about competing products or technologies. In addition to FDA implications, the use of comparative claims also presents risk of a lawsuit by the competitor under federal and state false advertising and unfair competition statutes (e.g., the Lanham Act) or unfair and deceptive trade practices law, and possibly also state libel law, or other similar foreign laws. Such a suit may seek injunctive relief against further advertising, a court order directing corrective advertising, and compensatory and punitive damages where permitted by law. Further, notwithstanding the ultimate outcome of any Lanham Act or similar complaint, our reputation and relationship with certain customers or distribution partners may be harmed as a result of the allegations related to our products or our business practices more generally.

We are subject to federal, state and foreign laws prohibiting “kickbacks” and false or fraudulent claims, and other fraud and abuse laws, transparency laws, and other health care laws and regulations, which, if violated, could subject us to substantial penalties. Additionally, any challenge to or investigation into our practices under these laws could cause adverse publicity and be costly to respond to, and thus could harm our business.

Our relationships with customers and third-party payors are subject to broadly applicable fraud and abuse and other health care laws and regulations that may constrain our sales, marketing and other promotional activities by limiting the kinds of financial arrangements, including sales programs and certain customer and product support programs, we may have with hospitals, physicians or other purchasers of medical devices. See “Item 4.B., Business Overview - Government Regulation”.

Any failure to comply with these laws and regulations could subject us or our officers and employees to criminal and civil financial penalties. We are also subject to risks relating to changes in government and private medical reimbursement programs and policies, and changes in legal regulatory requirements in the U.S. and around the world. Implementation of further legislative or administrative reforms to these reimbursement systems, or adverse decisions relating to coverage of or reimbursement for our products by administrators of these systems, could have an impact on the acceptance of and demand for our products and the prices that our customers are willing to pay for them.

We are subject to stringent privacy laws and information security policies and regulations.

Our products and systems receive, generate, and store significant volumes of personal and sensitive information, such as employee, customer, and patient data. Moreover, our digital ecosystem, which is intended to provide our customers with greater access to a broad array of personal and sensitive information to improve delivery of care to their patients, heightens our risks associated with the protection of such information. We have legal and contractual obligations regarding the protection of confidential and personal information and the appropriate collection, use, retention, protection, disclosure, transfer, and other processing of such data. Additionally, regulators within the United States and around the world are evaluating how best to regulate development and use of data as well as AI technologies. We are subject to various privacy law regimes in the different jurisdictions in which we operate, including comprehensive regulatory systems in Europe, South America, and sector-specific requirements in the United States. Certain international jurisdictions have enacted or are enacting data localization laws mandating that certain types of data collected in a particular jurisdiction be physically stored within that jurisdiction.

There are numerous U.S. federal and state laws and regulations related to the privacy and security of personal information. In particular, regulations promulgated pursuant to HIPAA establish privacy and security standards that limit the use and disclosure of protected health information, or PHI, require the implementation of safeguards to protect the privacy and security of PHI and ensure the confidentiality, integrity, and availability of electronic PHI, and require the provision of notice in the event of a breach of PHI. If we are unable to properly protect the privacy and security of PHI, we could face liability for breach of our contracts with our customers. Further, if we fail to comply with applicable HIPAA privacy and security standards, we could face civil and criminal penalties. In addition, there are also various state-level laws (e.g., the California Consumer Privacy Act), both enacted and proposed, that we must monitor for applicability and impact to our business and for which we must implement necessary controls and other requirements (if applicable).

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In addition, we are subject to the laws and regulations of foreign jurisdictions including, without limitation, the GDPR in the EU. The GDPR is wide-ranging in scope and imposes numerous requirements on companies that process personal data, including requirements relating to having a legal basis for processing personal data, providing information to individuals regarding data processing activities, implementing safeguards to protect the security and confidentiality of personal data, providing notification of data breaches, and taking certain measures when engaging third-party processors. The GDPR permits data protection authorities to impose large penalties for violations of the GDPR, including potential fines of up to €20 million or 4% of annual global revenues, whichever is greater. The GDPR also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies, and obtain compensation for damages resulting from violations of the GDPR. If we fail to comply with the GDPR, we could face fines, penalties, and harm to our reputation.

The GDPR also imposes strict rules on the transfer of personal data to countries outside the EU, including the United States. The European Commission has issued standard contractual clauses for data transfers from controllers or processors in the EU to controllers or processors established outside the EU. The standard contractual clauses require exporters to assess the risk of a data transfer on a case-by-case basis, including an analysis of the laws in the destination country. The EU and United States have adopted their adequacy decision for the EU-U.S. Data Privacy Framework, or Framework, which entered into force on July 11, 2023. This Framework provides that the protection of personal data transferred between the EU and the United States is comparable to that offered in the EU. This provides a further avenue to ensuring transfers to the United States are carried out in line with GDPR. The Framework could be challenged like its predecessor frameworks. This complexity and the additional contractual burden increases our overall risk exposure. There may be further divergence in the future, including with regard to administrative burdens.

Increased cybersecurity requirements, vulnerabilities, threats, and more sophisticated and targeted computer crimes pose a risk to our systems, networks, products, solutions, services, and data, as well as our reputation, which could adversely affect our business.

We manufacture and sell products that rely upon software and computer systems to operate properly and process and store confidential information. Our products often are connected to, and reside within, our customers’ information technology, or IT, infrastructures. In some jurisdictions, we are expected to design our products to include appropriate cybersecurity protections, and regulatory authorities may review such protections when granting marketing authorizations. While we seek to protect our products and IT systems from unauthorized access, these measures may not be effective, particularly because techniques used to obtain unauthorized access or to sabotage systems change frequently, increase in sophistication, and often are not identified at the time that they are launched against a target. These risks apply to our installed base of products, products we currently sell, new products we will introduce in the future, and older technology that we no longer sell or service but remains in use by customers. Additionally, we offer software and cloud products that are developed by, controlled by, or are hosted by third-party providers. A cybersecurity breach of our systems or products, of our customers’ or service providers’ network security and systems, or of other third-party services could disrupt treatment being delivered to patients or interfere with our customers’ operations, and could lead to the loss of, damage to, or public disclosure of our employees’ and customers’ stored information, including personal data, such as PHI. Such an event could have serious negative consequences, including alleged customer or patient harm, obligations to notify enforcement authorities or users of our products, voluntary or forced recalls of or modifications to our products, regulatory actions, fines, penalties and damages, reduced demand for or use of our offerings by customers, harm to our reputation, and time-consuming and expensive litigation, any of which could have a material adverse effect on our business results, cash flows, financial condition, or prospects.

There are increasingly large volumes of information, including patient data, being generated that need to be securely processed and stored by healthcare organizations. There has been an increase in the frequency and sophistication of the cybersecurity threats we and our service providers face, and we expect these activities to continue to increase. Geopolitical tensions or conflicts, such as the conflict between Russia and Ukraine, and the increased adoption of AI technologies, may further heighten the risk of cyber-attacks. Additionally, leveraging AI capabilities to potentially improve internal functions and operations presents further risks and challenges, including the possibility of creating new attack methods for adversaries. The use of AI to support business operations carries inherent risks related to data privacy, IP, and security, such as intended, unintended, or inadvertent transmission of proprietary, confidential, or sensitive information, as well as challenges related to implementing and maintaining AI tools, such as developing and maintaining appropriate datasets for such support. If we fail to implement adequate safeguards, the use of AI may introduce additional operational vulnerabilities by producing inaccurate outcomes based on flaws in the underlying data or methodologies, or unintended results.

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Furthermore, we may also be exposed to a more significant risk if such actions are taken by state or state-affiliated actors. The objectives of these cyber-attacks vary widely and may include, among other things, unauthorized access to personal, customer, or third-party information, disruptions in operations and the provision of services to customers, or theft of IP or other sensitive assets or information belonging to us, our business partners, or customers. As such attacks become more effective, the risks in this area continue to grow. The back-up systems we have in place may not be adequate in the event of a failure or interruption. We may not have current capabilities to identify all vulnerabilities, which may allow others to exploit persistent potential exposures within our IT systems and products. We could suffer significant business disruption, including transaction errors, supply chain or manufacturing interruptions, processing inefficiencies, data loss, loss of customers, reputational damage, the loss of or damage to IP or other proprietary information, litigation, investigation, and possible liability to employees, customers, suppliers, patients, and regulatory authorities as a result of a successful cyber-attack. Further, our ability to effectively plan, forecast, and execute our business plan and comply with applicable laws and regulations may be impaired by such cyber-attacks. Any of the above could have a material adverse effect on our business results, cash flows, financial condition, or prospects, and on the timeliness of reporting our operating results.

We rely on software, SaaS, hardware, and other material components from a number of third parties to manufacture our products. If a material cyber incident impacting a supplier were to result in its prolonged inability to use, manufacture and/or ship such components, this could impact our ability to manufacture and/or use our products. In addition, third-party sourced software components, malicious code, or a critical vulnerability emerging within such software could expose our customers to increased cyber risk. While we have undertaken efforts to mitigate cybersecurity risks, these efforts may not prevent all incidents.

If we were to experience a significant cybersecurity breach of our information systems or data, the costs associated with the investigation, remediation, and potential notification of the breach to customers, regulators, and counterparties, as well as any related litigation expenses, fines, penalties, or damages, could be material. In addition, our remediation efforts may not be successful. The data privacy and IT security insurance coverage we currently maintain may be inadequate. In addition, the market for such insurance continues to evolve and, in the future, our data privacy and IT security insurance coverage may be prohibitively expensive or not available on acceptable terms or in sufficient amounts, or at all.

Broad-based domestic and international government initiatives to reduce spending, particularly those related to healthcare costs, may reduce reimbursement rates for medical procedures, which will reduce the cost-effectiveness of our products and services.

Healthcare reforms, changes in healthcare policies and changes to third-party coverage and reimbursements, including legislation enacted reforming the U.S. healthcare system and both domestic and foreign healthcare cost containment legislation, and any future changes to such legislation, may affect demand for our products and services and may have a material adverse effect on our financial condition and results of operations. The ongoing implementation of the Affordable Care Act, in the United States, as well as state-level healthcare reform proposals could reduce medical procedure volumes and impact the demand for medical device products or the prices at which we can sell products. The impact of this healthcare reform legislation, and practices including price regulation, competitive pricing, comparative effectiveness of therapies, technology assessments, and managed care arrangements are uncertain. There can be no assurance that current levels of reimbursement will not be decreased in the future, or that future legislation, regulation, or reimbursement policies of third parties will not adversely affect the demand for our products and services or our ability to sell products and provide services on a profitable basis. The adoption of significant changes to the healthcare system in the United States, the EEA or other jurisdictions in which we may market our products and services, could limit the prices we are able to charge for our products and services or the amounts of reimbursement available for our products and services, could limit the acceptance and availability of our products and services, reduce medical procedure volumes and increase operational and other costs.

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Healthcare industry cost-containment measures could result in reduced sales of our products and services.

Most of our customers rely on third-party payers, including government programs and private health insurance plans, to reimburse some or all of the cost of the procedures in which our products are used. The continuing efforts of governmental authorities, insurance companies and other payers of healthcare costs to contain or reduce these costs could lead to patients being unable to obtain approval for payment from these third-party payers. If third-party payer payment approval cannot be obtained by patients for procedures that use our products, sales of our products may decline significantly and our customers may reduce or eliminate purchases of our products. The cost-containment measures that healthcare providers are instituting, both in the U.S. and outside of the U.S., could harm our ability to operate profitably. For example, GPOs and IDNs have also concentrated purchasing decisions for some customers, which has led to downward pricing pressure for medical device companies.

We are subject to certain U.S. and foreign anticorruption, anti-money laundering, export control, sanctions and other trade laws and regulations. We can face serious consequences for violations.

Among other matters, U.S. and foreign anticorruption, anti-money laundering, export control, sanctions and other trade laws and regulations, which are collectively referred to as Trade Laws, prohibit companies and their employees, agents, clinical research organizations, legal counsel, accountants, consultants, contractors and other partners from authorizing, promising, offering, providing, soliciting or receiving, directly or indirectly, corrupt or improper payments or anything else of value to or from recipients in the public or private sector. Violations of Trade Laws can result in substantial criminal fines and civil penalties, imprisonment, the loss of trade privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm, and other consequences. We have direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities and other organizations. We also expect our non-U.S. activities to increase over time. We plan to engage third parties for clinical trials and/or to obtain necessary permits, licenses, patent registrations and other regulatory approvals, and we can be held liable for the corrupt or other illegal activities of our personnel, agents or partners, even if we do not explicitly authorize or have prior knowledge of such activities.

We face the risk of product liability claims and may be subject to damages, fines, penalties and injunctions, among other things.

Our business exposes us to the risk of product liability claims that are inherent in the testing, manufacturing and marketing of medical devices, including those which may arise from the misuse (including system hacking or other unauthorized access by third parties to our systems) or malfunction of, or design flaws in, our hardware and software products. This liability may vary based on the FDA classification associated with our devices and with the laws of the state or other applicable jurisdiction governing product liability standards applied to specification developers and/or manufacturers in a given negligence or strict liability lawsuit. We may be subject to product liability claims if our products cause, or merely appear to have caused, an injury. Claims may be made by patients, healthcare providers or others selling our products. The risk of product liability claims may also increase if our products are subject to a product recall, whether voluntary or mandatory, or government seizure. Product liability claims may be brought by individuals or by groups seeking to represent a class.

Although we have insurance at levels that we believe to be appropriate, this insurance is subject to deductibles and coverage limitations. Our current product liability insurance may not continue to be available to us on acceptable terms, if at all, and, if available, the coverage may not be adequate to protect us against any future product liability claims. Further, if additional medical device products are approved or cleared for marketing, we may seek additional insurance coverage. If we are unable to obtain insurance at an acceptable cost or on acceptable terms with adequate coverage or otherwise protect against potential product liability claims, we will be exposed to significant liabilities, which may harm our business. A product liability claim, recall or other claim with respect to uninsured liabilities or for amounts in excess of insured liabilities could result in significant costs and significant harm to our business.

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We may be subject to claims against us even if the apparent injury is due to the actions of others or misuse of the device or a partner device. Healthcare providers may use our products in a manner that is inconsistent with the products’ labeling and that differs from the manner in which they were used in clinical studies and authorized for marketing by the FDA. Off-label use of products by healthcare providers is common, and any such off-label use of our products could subject us to additional liability, or require design changes to limit this potential off-label use once discovered. Defending a suit, regardless of merit, could be costly, could divert management attention and might result in adverse publicity, which could result in the withdrawal of, or result in reduced acceptance of, our products in the market.

Additionally, we have entered into various agreements where we indemnify third parties for certain claims relating to our products. These indemnification obligations may require us to pay significant sums of money for claims that are covered by these indemnification obligations. We are not currently subject to any product liability claims; however, any future product liability claims against us, regardless of their merit, may result in negative publicity about us that could ultimately harm our reputation and could have a material adverse effect on our business, financial condition or results of operations.

Changes in applicable tax laws and regulations could adversely affect our business.

We are subject to income and other non-income taxes (including sales, excise, and value-added) in the United States and foreign jurisdictions. Thus, the tax treatment of transactions we execute is subject to changes in tax laws or regulations, tax treaties, or positions by the relevant authority regarding the application, administration, or interpretation of these tax laws and regulations. These factors, together with the ambiguity of tax laws and regulations, the subjectivity of factual interpretations, and uncertainties regarding the geographic mix of earnings in any period, can affect our estimates of our effective tax rate and income tax assets and liabilities, result in changes in our estimates and accruals, and have a material adverse effect on our business results, cash flows, or financial condition. We are unable to predict what tax reforms may be proposed or enacted in the future or what effect such changes would have on our business; however, such changes could potentially result in higher tax expense and payments, along with increasing the complexity, burden, and cost of compliance.

Non-U.S. governments often impose strict price controls, which may adversely affect our future profitability.

We may be subject to rules and regulations in the United States and non-U.S. jurisdictions relating to our Pulsenmore ES and Pulsenmore FC systems or any future products. In some countries, including countries in Europe, Japan, or China each of which has developed its own rules and regulations, pricing may be subject to governmental control under certain circumstances. In these countries, pricing negotiations with governmental agencies can take considerable time after the receipt of marketing approval for a medical device candidate. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product to other available products. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, we may be unable to achieve or sustain profitability.

Risks Related to Our Intellectual Property

If we are unable to protect our intellectual property, our ability to maintain any technological or competitive advantage over our competitors and potential competitors would be adversely impacted, and our business may be harmed.

We rely on patent protection as well as trademark, copyright, trade secret and other intellectual property rights protection and contractual restrictions to protect our proprietary technologies, all of which provide limited protection and may not adequately protect our rights or permit us to gain or keep any competitive advantage. As of the date of this registration statement, we owned approximately 96 issued patents and pending patent applications in the United States and foreign jurisdictions, including Australia, Canada, Europe, Japan, China, Taiwan, South Korea and India. These issued patents and pending patent applications (if they were to be issued as patents) have expected expiration dates ranging between approximately 2034 and 2044. If we fail to protect our intellectual property, third parties may be able to compete more effectively against us, we may lose our technological or competitive advantage, or we may incur substantial litigation costs in our attempts to recover or restrict use of our intellectual property.

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We cannot assure investors that any of our currently pending or future patent applications will result in granted patents, and we cannot predict how long it will take for such patents to be granted or whether the scope of such patents, if granted, will adequately protect our products from competitors. It is possible that, for any of our patents that have been granted or that may be granted in the future, others will design alternatives that do not infringe upon our patented technologies. Further, we cannot assure investors that other parties will not challenge any patents granted to us or that courts or regulatory agencies will hold our patents to be valid or enforceable. We cannot guarantee investors that we will be successful in defending challenges made against our patents and patent applications. Any successful third-party challenge to our patents could result in the unenforceability or invalidity of such patents, or such patents being interpreted narrowly or otherwise in a manner adverse to our interests. Our ability to establish or maintain a technological or competitive advantage over our competitors may be diminished because of these uncertainties. For these and other reasons, our intellectual property may not provide us with any competitive advantage. For example:

●	We or our licensors might not have been the first to make the inventions covered by each of our pending patent applications or granted patents;
●	We or our licensors might not have been the first to file patent applications for our inventions. To determine the priority of these inventions, we may have to participate in derivation proceedings declared by the U.S. Patent and Trademark Office, or the USPTO, that could result in substantial cost to us. No assurance can be given that our patent applications or granted patents (or those of our licensors) will have priority over any other patent or patent application involved in such a proceeding;
●	Others may independently develop similar or alternative products and technologies or duplicate any of our products and technologies;
●	It is possible that our pending patent applications will not result in granted patents, and even if such pending patent applications grant as patents, they may not provide a basis for intellectual property protection of commercially viable products, may not provide us with any competitive advantages, or may be challenged and invalidated by third parties;
●	We may not develop additional proprietary products and technologies that are patentable;
●	The patents of others may have an adverse effect on our business; and
●	While we apply for patents covering our products and technologies and uses thereof, as we deem appropriate, we may fail to apply for patents on important products and technologies in a timely fashion or at all, or we may fail to apply for patents in potentially relevant jurisdictions.

Filing, prosecuting and defending patents on current and future products in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, regardless of whether we are able to prevent third parties from practicing our inventions in the United States, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Even if we pursue and obtain issued patents in particular jurisdictions, our patent claims or other intellectual property rights may not be effective or sufficient to prevent third parties from competing. Accordingly, we may choose not to seek patent protection in certain countries, and we will not have the benefit of patent protection in such countries.

If we fail to protect our intellectual property, third parties may be able to compete more effectively against us, we may lose our technological or competitive advantage, or we may incur substantial litigation costs in our attempts to recover or restrict use of our intellectual property. For these and other reasons, our intellectual property may not provide us with any competitive advantage.

If we or any of our partners are sued for infringing the intellectual property rights of third parties, such litigation would be costly and time consuming, and an unfavorable outcome in any such litigation could have a material adverse effect on our business. We may be involved in lawsuits to protect or enforce our patents or the patents of our licensors, which could be expensive, time-consuming and unsuccessful.

Our success also depends on our ability to develop, manufacture, market and sell our products and perform our services without infringing upon the proprietary rights of third parties. Numerous U.S. and foreign-issued patents and pending patent applications owned by third parties exist in the fields in which we are developing products and services. As is common in the medical device industry, we also engage the services of specialized consultants and employees who are currently providing or previously provided services to our competitors and we may become subject to claims that we, an employee, a consultant or an independent contractor inadvertently or otherwise used or disclosed trade secrets, intellectual property or other information proprietary to their former employers or their former or current clients. As part of a business strategy to impede our successful commercialization and entry into new markets, competitors may claim that our products and/or services infringe their intellectual property rights and may suggest that we enter into license agreements.

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Even if such claims are without merit, we could incur substantial costs and the attention of our management, and technical personnel could be diverted in defending us against claims of infringement made by third parties or settling such claims. Any adverse ruling by a court or administrative body, or perception of an adverse ruling, may have a material adverse impact on our ability to conduct our business and our finances. Moreover, third parties making claims against us may be able to obtain injunctive relief against us, which could block our ability to offer one or more products or services and could result in a substantial award of damages against us. In addition, since we sometimes indemnify customers, collaborators or licensees, we may have additional liability in connection with any infringement or alleged infringement of third-party intellectual property.

There is a substantial amount of litigation involving patent and other intellectual property rights in the medical device space. As we face increasing competition and as our business grows, we will likely face more claims of infringement. If a third party claims that we or any of our licensors, customers or collaboration partners infringe upon a third party’s intellectual property rights, we may have to:

●	seek licenses that may not be available on commercially reasonable terms, if at all;
●	abandon any infringing product or redesign our products or processes to avoid infringement;
●	pay substantial damages including, in an exceptional case, treble damages and attorneys’ fees, which we may have to pay if a court decides that the product or proprietary technology at issue infringes upon or violates the third-party’s rights;
●	pay substantial royalties or fees or grant cross-licenses to our technology; or
●	defend litigation or administrative proceedings that may be costly whether we win or lose, and which could result in a substantial diversion of our financial and management resources.

Competitors may infringe our patents or the patents that we license. In the event of infringement or unauthorized use, we may file one or more infringement lawsuits, which can also be expensive and time-consuming. An adverse result in any such litigation proceedings could put one or more of our patents at risk of being invalidated, being found to be unenforceable or being interpreted narrowly and could put our patent applications at risk of not being issued. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation.

Patent litigation can be very costly and time consuming. Many of our competitors are larger than we are and have substantially greater resources. They are, therefore, likely to be able to sustain the costs of complex patent litigation longer than we could. In addition, the uncertainties associated with litigation, or an adverse outcome, could have a material adverse effect on our ability to raise any funds necessary to continue our operations, continue our internal research programs, in-license needed technology, expose us to significant liabilities, or enter into development partnerships that would help us bring our products to market.

Changes in patent laws or patent jurisprudence could diminish the value of patents in general, thereby impairing our ability to protect our products.

The America Invents Act, or AIA, was signed into law on September 16, 2011, and many of the substantive changes under the AIA became effective on March 16, 2013 is the primary governing legislation in the United States and many of the countries we operate within have similar governing legislation. Additionally, courts and administrative bodies often issue rulings on matters related to patent and intellectual property enforcement actions, which may either adversely or beneficially impact our ability to enforce our patent and intellectual property rights within the United States and elsewhere. The laws governing patent prosecution and enforcement are subject to change in unpredictable ways and such changes may be influenced by rulings of courts and other administrative bodies. These changes may weaken our ability to obtain new patents and/or enforce the rights of our existing patents.

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If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

Our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition by potential partners or customers in our markets of interest. At times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected.

We may use third-party open source software components in future products, and failure to comply with the terms of the underlying open source software licenses could restrict our ability to sell such products.

We have chosen, and we may choose in the future, to use open source software in our products. Use and distribution of open source software may entail greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or other contractual protections regarding infringement claims or the quality of the code. Some open source licenses may contain unfavorable requirements that could allow our competitors to create similar products with less development effort and time and ultimately could result in a loss of product sales.

Although we intend to monitor any use of open source software to avoid subjecting our products to conditions we do not intend, the terms of many open source licenses have not been interpreted by U.S. courts, and there is a risk that any such licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to commercialize our products. Moreover, there is no assurance that our processes for controlling our use of open source software in our products will be effective. If we are held to have breached the terms of an open source software license, we could be required to seek licenses from third parties to continue offering our products on terms that are not economically feasible, to re-engineer our products, to discontinue the sale of our products if re-engineering could not be accomplished on a timely basis, or to make generally available, in source code form, our proprietary code, any of which could adversely affect our business, operating results and financial condition.

We use third-party software that may cause errors or failures of our products that could lead to lost customers or harm to our reputation.

We use software licensed from third parties in our products. Any errors or defects in third-party software or other third-party software failures could result in errors or defects or cause our products to fail, which could harm our business and be costly to correct. Many of these providers attempt to impose limitations on their liability for such errors, defects or failures, and if enforceable, we may have additional liability to our customers or third-party providers that could harm our reputation and increase our operating costs.

We will need to maintain our relationships with third-party software providers and to obtain software from such providers that does not contain any errors or defects. Any failure to do so could adversely impact our ability to deliver reliable products to our customers and could harm our reputation and results of operations.

Risks Related to Israeli Law and Our Operations in Israel

Our headquarters and other significant operations are located in Israel, and, therefore, our results may be adversely affected by political, economic and military instability in Israel, including the October 7, 2023 attack by Hamas and other terrorist organizations from the Gaza Strip and Israel’s war against them.

Our executive offices, research and development laboratories are located in Ramat Gan, Israel. In addition, the majority of our key employees, officers and directors are residents of Israel. Accordingly, political, geopolitical, economic and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and groups in its neighboring countries, and between Israel and terrorist organizations active in the region, including the Hamas (an Islamist militia and political group in the Gaza Strip) and, Hezbollah (an Islamist militia and political group in Lebanon) and other terrorist organizations active in the region. While Israel has entered into peace agreements with both Egypt and Jordan and has entered into several normalization agreements in 2020, known as the Abraham Accords, with the United Arab Emirates, Bahrain, Sudan and Morocco, Israel has no peace agreement or normalization arrangements with any other neighboring or Arab country. Further, all efforts to improve Israel’s relationship with the Palestinians have failed to result in a permanent peaceful solution.

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In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on the Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in thousands of deaths and injuries, and kidnapping of civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and commenced a military campaign against Hamas and these terrorist organizations in parallel continued rocket and terror attacks. As a result of the events of October 7, 2023, whereby Hamas terrorists invaded southern Israel and launched thousands of rockets in a widespread terrorist attack on Israel, the Israeli government declared that the country was at war and the Israeli military began to call-up reservists for active duty. As of the date of this registration statement, three of our employees are serving in active duty, none of whom are executives or performs critical or exclusive functions. Military service call ups that result in absences of personnel from us for an extended period of time may materially and adversely affect our business, prospects, financial condition, and results of operations. Our sites, including the one in Omer in southern Israel used for development, production, and storage, and the site in Haifa in northern Israel, continued to operate as usual, subject to relevant Home Front Command guidelines.

Since the war broke out on October 7, 2023, our operations have not been adversely affected by this situation, and we have not experienced disruptions to our development. Our operations take place in the Tel Aviv area in Israel area and remain unaffected by the war against Hamas. On January 19, 2025, a temporary ceasefire went into effect, however during March 2025, the ceasefire collapsed. The intensity and duration of Israel’s current war against Hamas is difficult to predict at this stage, as are such war’s economic implications on our business and operations and on Israel’s economy in general. Also, if the war extends for a long period of time or expands to other fronts, such as Lebanon, Syria, Yemen, Iran and the West Bank, our operations may be adversely affected. To address potential challenges resulting from the security situation, we have adopted a Business Continuity Plan (BCP), which includes, among other things, transitioning to a cloud-based ERP system and establishing an alternative production site in South Korea in case of disaster.

In addition, since the commencement of these events, there have been continued hostilities along Israel’s northern border with Lebanon (with the Hezbollah terror organization) and southern border (with the Houthi movement in Yemen, which does not share a border with Israel). In October 2024, Israel began limited ground operations against Hezbollah in Lebanon, and in November 2024, a ceasefire was brokered between Israel and Hezbollah. In addition, Iran launched two direct attacks on Israel involving hundreds of drones and missiles, has threatened to continue to attack Israel and is widely believed to be developing nuclear weapons. In June 2025, in light of continued nuclear threats and intelligence assessments indicating imminent attacks, Israel launched a preemptive strike directly targeting military and nuclear infrastructure inside Iran, aimed at disrupting Iran’s capacity to coordinate or launch further hostilities against Israel, as well as to degrade its nuclear program. In response, Iran launched multiple waves of drones and ballistic missiles at Israeli cities. While most of these attacks were intercepted, several caused civilian casualties and damage to infrastructure. While a ceasefire was reached between Israel and Iran in June 2025 after 12 days of hostilities, the situation remains volatile. A broader regional conflict involving additional state and non-state actors remains a significant risk. This escalation has heightened regional instability, increased security risks across Israel, resulted in significant travel restrictions, facility closures and shelter-in-place orders, including remote work measures, in various locations, and may further impact critical infrastructure, supply chains, and the broader Israeli economy. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza, Hezbollah in Lebanon, the Houthi movement in Yemen and various rebel militia groups in Syria and Iraq. These situations may potentially escalate in the future to more violent events which may affect Israel and us. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions, could harm our results of operations and could make it more difficult for us to raise capital. Parties with whom we do business may decline to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements. Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, financial condition or the expansion of our business. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations.

Furthermore, in January 2024 the International Court of Justice, or ICJ, issued an interim ruling in a case filed by South Africa against Israel in December 2023, in connection with the Gaza war, and ordered Israel, among other things, to take steps to provide basic services and humanitarian aid to civilians in Gaza and in November, 2024, the International Criminal Court, or ICC, issued arrest warrants for Israeli Prime Minister Benjamin Netanyahu and former Israeli Minister of Defense Yoav Gallant based on allegations of war crimes. Companies and businesses may terminate, and may have already terminated, certain commercial relationships with Israeli companies following the ICJ and ICC decisions. The foregoing efforts by countries, activists and organizations, particularly if they become more widespread, as well as rulings by the ICJ, ICC and other international tribunals, may materially and adversely impact our business and supply chains. There are concerns that companies and businesses will terminate, and may have already terminated, certain commercial relationships with Israeli companies following the ICJ and the ICC decisions. The foregoing efforts by countries, activists and organizations, particularly if they become more widespread, as well as rulings by the ICJ, ICC and other international tribunals, may adversely impact its ability to cooperate with research institutions and collaborate with other third parties.

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Our insurance does not cover losses that may occur as a result of events associated with the security situation in the Middle East or for any resulting disruption in our operations. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or, if maintained, will be sufficient to compensate us fully for damages incurred. Any losses or damages incurred by us could have a material adverse effect on our business, financial condition and results of operations. Any armed conflicts or political instability in the region would likely negatively affect business conditions and could harm our results of operations.

Political conditions within Israel may affect our operations. Israel has held five general elections between 2019 and 2022, and prior to October 2023, the Israeli government pursued extensive changes to Israel’s judicial system, which sparked extensive political debate and unrest. Actual or perceived political instability in Israel or any negative changes in the political environment, may individually or in the aggregate adversely affect the Israeli economy and, in turn, our business, financial condition, results of operations and growth prospects.

Finally, on February 9, 2024, the international rating agency Moody’s announced the downgrade of Israel’s credit rating to A2 (from a level of A1) and also lowered the rating outlook from “stable” to “negative”. In its report, Moody’s estimated that the broad implications of the “Swords of Iron” war significantly increase the political risks in the State of Israel, weaken the legislative and executive authorities, and significantly impact Israel’s budgetary stability in the foreseeable future. In April 2024, S&P Global Ratings also announced the downgrade of Israel’s rating from AA- to A+, and maintained the rating outlook as “negative”, mainly due to the escalation of tensions between Israel and Iran, as detailed above, and the geopolitical risks that Israel has been dealing with since the outbreak of the Gaza war.

We expect to be exposed to fluctuations in currency exchange rates, which could adversely affect our results of operations.

We incur expenses in U.S. dollars, NIS and Euros, but our financial statements are denominated and presented in NIS, which is our functional currency. The NIS is the currency that represents the principal economic environment in which we operate. As a result, we are affected by foreign currency exchange fluctuations through translation risk. As a result, we are exposed to the risk that the NIS may appreciate relative to the dollar, or, if the NIS instead devalues relative to the dollar, that the inflation rate in Israel may exceed such rate of devaluation of the NIS, or that the timing of such devaluation may lag behind inflation in Israel. In any such event, the dollar cost of our operations in Israel would increase and our dollar-denominated results of operations would be adversely affected. We consult with an external financial consulting firm to manage our level of exposure to changes in foreign currency exchange rates. As of the date of this registration statement, our policy is to hold currency reserves in accordance with our expected expense mix, thereby reducing exposure. To date, we have not engaged in any foreign currency hedging transactions.

The termination or reduction of tax and other incentives that the Israeli government provides to Israeli companies may increase our costs and taxes.

The Israeli government currently provides tax and capital investment incentives to Israeli companies, as well as grant and loan programs relating to research and development and marketing and export activities. We have received in the past, currently receives, and may be required in the future to receive grants from governmental authorities, including grants from the IIA and similar bodies, which are provided for research and development purposes. These incentives and grants impose restrictions on the activities of the recipient companies, such as limitations on manufacturing outside of Israel and on selling know-how to foreign entities. Violating these restrictions, according to the approval letters and relevant laws, may subject the violating companies to various sanctions, including financial and criminal penalties. Changes in the budgets of the aforementioned governmental bodies, which prevent or reduce the grants and/or incentives we may receive in the future, could materially impact our operations and results. Furthermore, foreign investments are influenced, among other things, by the continued encouragement of foreign investments by regulatory bodies in Israel, including in the area of taxation. If such encouragement of foreign investments is discontinued and/or restricted, it could harm foreign investments in us and consequently impair our operations.

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We received Israeli government grants for certain of our research and development activities, the terms of which may require us to pay royalties and to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel. If we fail to satisfy these conditions, we may be required to pay penalties and refund grants previously received.

Our research and development efforts have been financed in part through royalty-bearing grants in an aggregate amount of approximately NIS 11.4 million ($3.1 million) and NIS 13.7 million ($4.1 million) that we received from the IIA as of December 31, 2024 and June 30, 2025, respectively. With respect to the royalty-bearing grants, we are committed to pay royalties at a rate of 2.5% to 3% on sales proceeds from our products that were developed under IIA programs, up to the total amount of grants received and bearing interest rate at an annual rate of SOFR applicable to U.S. dollar deposits. Until October 25, 2023, the interest was calculated at a rate based on 12-month LIBOR applicable to US Dollar deposits. However, on October 25, 2023, the IIA published a directive concerning changes in royalties to address the expiration of the LIBOR. Under such directive, regarding IIA grants approved by the IIA prior to January 1, 2024 but which are outstanding thereafter, as of January 1, 2024, the annual interest is calculated at a rate based on 12-month Secured Overnight Financing Rate, or SOFR, or at an alternative rate published by the Bank of Israel plus 0.71513%; and, for grants approved on or following January 1, 2024, the annual interest shall be the higher of (i) the 12 months SOFR interest rate, plus 1%, or (ii) a fixed annual interest rate of 4%. Additionally, if the IIA’s research committee grants us approval to transfer manufacturing rights or part of them outside of Israel, according to the provisions of the Research Law and the relevant benefit track, we will be required to pay royalties up to a total amount equal to 300% of the IIA grant amount plus annual interest, as determined by the IIA and according to the manufacturing rights which transfer outside of Israel is approved by the IIA. We do not anticipate being required to pay royalties at the increased rate. Furthermore, if the IIA’s research committee grants us approval to transfer know-how outside of Israel, according to the provisions of the Research Law and the relevant benefit track, we will be required to pay royalties up to a total amount equal to up to six times the total grants received by us under the Research Law and other IIA support tracks, regarding that know-how, plus annual interest.

We are further required to comply with the requirements of the Israeli Encouragement of Industrial Research, Development and Technological Innovation Law, 5744-1984, as amended, and related regulations, or the Research Law, with respect to those past grants. When a company develops know-how, technology or products using IIA grants, the terms of these grants and the Research Law restrict the transfer or license of such know-how, and the transfer of manufacturing or manufacturing rights of such products, technologies or know-how outside of Israel, without the prior approval of the IIA. Therefore, the discretionary approval of an IIA committee would be required for any transfer or license to third parties inside or outside of Israel of know-how or for the transfer outside of Israel of manufacturing or manufacturing rights related to those aspects of such technologies. We may not receive those approvals. Furthermore, the IIA may impose certain conditions on any arrangement under which it permits us to transfer technology or development. As part of the conditions for receiving the IIA grant, we committed, among other things, to comply with the provisions of the Research Law and the intellectual property laws as they may be in effect from time to time in Israel. We also committed that if it is convicted of an offense under the intellectual property laws of Israel, in a final and conclusive judgment in an Israeli court, the IIA may cancel any benefit we received from it, including a grant, loan, tax benefit, or any other financial advantage, or part of such benefit, and demand their return with interest and linkage differentials as required by law. Additionally, we and our controlling shareholder or interested party (as defined in the Securities Law), as applicable, should report to the IIA’s research committee on any change in control of the company and any change in the holding of control means (as defined in the Securities Law) in the company, which makes someone who is not an Israeli citizen or resident or a corporation incorporated in Israel, a direct interested party in the company. Upon such reporting, the interested party will sign an undertaking towards the IIA to comply with the provisions of the Research Law in the form published by the IIA.

The transfer or license of IIA-supported technology or know-how outside of Israel and the transfer of manufacturing of IIA-supported products, technology or know-how outside of Israel may involve the payment of significant amounts, depending upon the value of the transferred or licensed technology or know-how, our research and development expenses, the amount of IIA support, the time of completion of the IIA-supported research project and other factors. These restrictions and requirements for payment may impair our ability to sell, license or otherwise transfer our technology assets outside of Israel or to outsource or transfer development or manufacturing activities with respect to any product or technology outside of Israel. Furthermore, the consideration available to our shareholders in a transaction involving the transfer outside of Israel of technology or know-how developed with IIA funding (such as a merger or similar transaction) may be reduced by any amounts that we are required to pay to the IIA.

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We may be required to pay monetary remuneration to our Israeli employees for their inventions, even if the rights to such inventions have been duly assigned to us.

We generally enter into agreements with our Israeli employees pursuant to which such individuals agree that any inventions created in the scope of their employment are either owned exclusively by us or are assigned to us, depending on the jurisdiction, without the employee retaining any rights. A portion of our intellectual property has been developed by our Israeli employees during their employment for us. Under the Israeli Patent Law, 5727-1967, or the Patent Law, inventions conceived by an employee during the course of his or her employment and within the scope of said employment are considered “service inventions. Service inventions belong to the employer by default, absent a specific agreement between the employee and employer otherwise. The Patent Law also provides that if there is no agreement regarding the remuneration for the service inventions, even if the ownership rights were assigned to the employer, the Israeli Compensation and Royalties Committee, or the Committee, a body constituted under the Patent Law, shall determine whether the employee is entitled to remuneration for these inventions. The Committee has not yet determined the method for calculating this Committee-enforced remuneration. While it has previously been held that an employee may waive his or her rights to remuneration in writing, orally or by conduct, litigation is pending in the Israeli labor court is questioning whether such waiver under an employment agreement is enforceable. Although our Israeli employees have agreed that we exclusively own any rights related to their inventions, we may face claims demanding remuneration in consideration for employees’ service inventions. As a result, we could be required to pay additional remuneration or royalties to our current and/or former employees, or be forced to litigate such claims, which could negatively affect our business.

We have non-competition agreements with our employees, all of which are governed by Israeli law. These agreements prohibit our employees from competing with or working for our competitors, generally during their employment and for up to 12 months after termination of their employment. However, Israeli courts are reluctant to enforce non-compete undertakings of former employees and tend, if at all, to enforce those provisions for relatively brief periods of time in restricted geographical areas, and only when the employee has obtained unique value to the employer specific to that employer’s business and not just regarding the professional development of the employee. If we are not able to enforce non-compete covenants, we may be faced with added competition.

Provisions of Israeli law and our articles of association may delay, prevent or otherwise impede a merger with, or an acquisition of, us, which could prevent a change of control, even when the terms of such a transaction are favorable to us and our shareholders.

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to such types of transactions. For example, a merger may not be consummated unless at least 50 days have passed from the date on which a merger proposal is filed by each merging company with the Israel Registrar of Companies and at least 30 days have passed from the date on which the shareholders of both merging companies have approved the merger. In addition, a majority of each class of securities of the target company must approve a merger. Moreover, a tender offer for all of a company’s issued and outstanding shares can only be completed if the acquirer receives positive responses from the holders of at least 95% of the issued share capital. Completion of the tender offer also requires approval of a majority of the offerees that do not have a personal interest in the tender offer, unless, following consummation of the tender offer, the acquirer would hold at least 98% of the Company’s outstanding shares. Furthermore, the shareholders, including those who indicated their acceptance of the tender offer, may, at any time within six months following the completion of the tender offer, claim that the consideration for the acquisition of the shares does not reflect their fair market value, and petition an Israeli court to alter the consideration for the acquisition accordingly, unless the acquirer stipulated in its tender offer that a shareholder that accepts the offer may not seek such appraisal rights, and the acquirer or the company published all required information with respect to the tender offer prior to the tender offer’s response date.

In addition, Israeli corporate law requires special approvals for certain transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions. Israeli corporate law does not provide for shareholder action by written consent for public companies, thereby requiring all shareholder actions to be taken at a general meeting of shareholders.

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Provisions in our articles of association may discourage, delay, prevent or otherwise impede a merger, acquisition or other change in control of us that shareholders may consider favorable, including transactions in which they might otherwise receive a premium for their ordinary shares. On May 20, 2025, we amended our articles of association to be in effect upon the effectiveness of the listing of our ordinary shares on Nasdaq to establish a staggered board of directors, which divides the board into three groups, with directors in each group serving a three-year term. The existence of a staggered board can make it more difficult for shareholders to replace or remove incumbent members of our board of directors. As such, these provisions could also limit the price that investors might be willing to pay in the future for our ordinary shares, thereby depressing the market price of our ordinary shares. In addition, because our board of directors is responsible for appointing the members of our management team, these provisions may frustrate or prevent any attempts by our shareholders to replace or remove our current management by making it more difficult for shareholders to replace members of our board of directors.

Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to our shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of a number of conditions, including, in some cases, a holding period of two years from the date of the transaction during which sales and dispositions of shares of the participating companies are subject to certain restrictions. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no disposition of the shares has occurred. These provisions could delay, prevent or impede an acquisition of us or our merger with another company, even if such an acquisition or merger would be beneficial to us or to our shareholders.

As a corporation incorporated under the laws of the State of Israel, we are also subject to the Israeli Economic Competition Law, 1988 and the regulations promulgated thereunder (formerly known as the Israeli Antitrust Law, 1988), under which we may be required in certain circumstances to obtain the approval of the Israel Competition Authority (formerly known as the Israel Antitrust Authority) in order to consummate a merger or a sale of all or substantially all of our assets.

Rights and responsibilities of shareholders will be governed in key respects by Israeli laws, which differs in some material respects from the rights and responsibilities of shareholders of U.S. companies.

The rights and responsibilities of the holders of our ordinary shares are governed by our articles of association and by Israeli law. These rights and responsibilities differ in some material respects from the rights and responsibilities of shareholders in U.S. companies. In particular, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders, and to refrain from abusing its power in such company, including, among other things, in voting at a general meeting of shareholders on matters such as amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and acquisitions and related party transactions requiring shareholder approval, as well as a general duty to refrain from discriminating against other shareholders. In addition, a shareholder who is aware that it possesses the power to determine the outcome of a vote at a meeting of the shareholders or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness toward the company. There is limited case law available to assist us in understanding the nature of these duties or the implications of these provisions. These provisions may be interpreted to impose additional obligations and liabilities on holders of our ordinary shares that are not typically imposed on shareholders of U.S. companies.

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Our articles of association provide that unless we consent to an alternate forum, the federal district courts of the United States shall be the exclusive forum of resolution of any claims arising under the Securities Act or Exchange Act which may impose additional litigation costs on us or our shareholders and may discourage claims or limit the ability of shareholders to bring a claim in a forum they find favorable.

Our articles of association that the federal district courts of the United States shall be the exclusive forum for the resolution of any claims arising under the Securities Act or the Exchange Act, or the Federal Forum Provision. While the Federal Forum Provision does not restrict the ability of our shareholders to bring claims under the Securities Act or the Exchange Act, nor does it affect the remedies available thereunder if such claims are successful, we recognize that it allows claims under the Securities Act or Exchange Act in any federal court of competent jurisdiction in the United States, subject to determination by applicable courts of competent jurisdiction. Further, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all claims brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. This exclusive choice of forum provision (in federal district courts for claims under the Securities Act or Exchange Act and referenced state courts in the U.S.) may lead to our shareholders incurring increased costs if they were to bring a claim against us, and may limit our shareholders’ ability to bring a claim in a judicial forum they find favorable for disputes with us or our directors, officers, or other employees or agents, which may discourage claims against us and our directors, officers and other employees and agents. The enforceability of similar forum provisions (including exclusive federal forum provisions for actions, suits or proceedings asserting a cause of action arising under the Securities Act) in other companies’ organizational documents has been challenged in legal proceedings and there is uncertainty as to whether courts would enforce the exclusive forum provisions in our articles of association. If a court were to find the choice of forum provision contained in our articles of association to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially adversely affect our business, financial condition and results of operations.

It may be difficult to enforce a U.S. judgment against us, our officers and directors in Israel or the United States, or to assert U.S. securities laws claims in Israel or serve process on our officers and directors.

Most of our directors or officers are not residents of the United States and most of their and our assets are located outside the United States. Service of process upon us or our non-U.S. resident directors and officers and enforcement of judgments obtained in the United States against us or our non-U.S. directors and executive officers may be difficult to obtain within the United States, although our articles of association provide that unless our consent to an alternate forum, the federal district courts of the United States shall be the exclusive forum of resolution of any claims arising under the Securities Act or the Exchange Act. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws against us or our non-U.S. officers and directors because Israel may not be the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing the matters described above. Israeli courts might not enforce judgments rendered outside Israel, which may make it difficult to collect on judgments rendered against us or our non-U.S. officers and directors.

Moreover, among other reasons, including but not limited to, fraud or absence of due process, or the existence of a judgment which is at variance with another judgment that was given in the same matter if a suit in the same matter between the same parties was pending before a court or tribunal in Israel, an Israeli court will not enforce a non-Israeli judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases) or if its enforcement is likely to prejudice the sovereignty or security of the State of Israel.

Risks Related to Ownership of Our Ordinary Shares

The market price of our ordinary shares may be highly volatile, and you could lose all or part of your investment.

The market price of our ordinary shares is likely to be volatile. This volatility may prevent you from being able to sell your ordinary shares at or above the price you paid for your securities. Our share price could be subject to wide fluctuations in response to a variety of factors, which include:

●	whether we achieve our anticipated corporate objectives;
●	actual or anticipated fluctuations in our quarterly or annual operating results;
●	changes in our financial or operational estimates or projections;
●	our ability to implement our operational plans;
●	changes in the economic performance or market valuations of companies similar to ours; and
●	general economic or political conditions in the United States or elsewhere.

In addition, the stock market in general, and the stock of publicly-traded medical device companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our ordinary shares, regardless of our actual operating performance, and we have little or no control over these factors.

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There has been no prior public market in the United States for our ordinary shares, and an active trading market in the United States may not develop.

Prior to the anticipated listing of our ordinary shares on Nasdaq, our ordinary shares have traded only on the TASE and there has been no public market in the U.S. for our ordinary shares. There can be no assurance that our application to list our ordinary shares on Nasdaq will be approved, or that an active trading market in the U.S. will develop or, if developed, that it will be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. An inactive market may also impair our ability to raise capital by selling shares and may impair our ability to acquire other companies or technologies by using our ordinary shares as consideration. The lack of an active trading market may also reduce the fair value of your shares. When our ordinary shares commence trading on Nasdaq, we expect the initial listing price of our ordinary shares to likely be based on the current trading price of our ordinary shares on the TASE. However, we cannot predict the price at which our ordinary shares will trade and cannot guarantee that investors can sell their shares at any particular price. There is no assurance that an active and liquid trading market for our ordinary shares will develop or be sustained in the United States or maintained in Israel.

Our principal shareholders have significant influence over us.

As of the date of this registration statement, our principal shareholders each holding more than 5% of our outstanding ordinary shares collectively beneficially own approximately 49.5% of our outstanding ordinary shares. See “Item 7.A. Major Shareholders”. These shareholders or their affiliates will be able to exert significant influence over us and, if acting together, will be able to control matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions, including a merger, consolidation or sale of all or substantially all of our assets and the issuance or redemption of equity interests in certain circumstances. The interests of these shareholders may not always coincide with, and in some cases may conflict with, our interests and the interests of our other shareholders. For instance, these shareholders could attempt to delay or prevent a change in control of our company, even if such change in control would benefit our other shareholders, which could deprive our shareholders of an opportunity to receive a premium for their ordinary shares. This concentration of ownership may also affect the prevailing market price of our ordinary shares due to investors’ perceptions that conflicts of interest may exist or arise. As a result, this concentration of ownership may not be in your best interests.

Our securities will be traded on more than one market or exchange and this may result in price variations.

Our ordinary shares have been trading on the TASE since June, 2021. Assuming that our ordinary shares are listed for trading on the Nasdaq, trading in our ordinary shares will take place in different currencies (U.S. dollars on the Nasdaq and NIS on the TASE), and at different times (resulting from different time zones, trading days, and public holidays in the United States and Israel). The trading prices of our securities on these two markets may differ due to these and other factors. Any decrease in the price of our ordinary shares on the TASE could cause a decrease in the trading price of our ordinary shares on the Nasdaq.

If our existing shareholders sell ordinary shares, either on the TASE or Nasdaq, after our anticipated listing, the market price of our ordinary shares could decline.

The sale of substantial amounts of our ordinary shares in the public market, or the perception that such sales could occur, could harm the prevailing market price of our ordinary shares on the TASE or Nasdaq. These sales, or the perception that these sales could occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. We have a total of 50,647,693 ordinary shares outstanding. All of our outstanding shares will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates may be sold only in compliance with Rule 144 of the Securities Act.

We intend to file one or more registration statements on Form S-8 under the Securities Act to register our ordinary shares or securities convertible into or exchangeable for our ordinary shares issued pursuant to our equity incentive plans. The ordinary shares registered under such registration statements will be available for sale in the open market. We expect that the initial registration statement on Form S-8 will cover approximately ordinary shares.

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As restrictions on resale end, the market price of our ordinary shares could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our ordinary shares or other securities.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they adversely change their recommendations or publish negative reports regarding our business or the ordinary shares, our share price and trading volume could decline.

The trading market for the ordinary shares will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. We do not have any control over these analysts and we cannot provide any assurance that analysts will cover us or provide favorable coverage. If any of the analysts who may cover us adversely change their recommendation regarding the ordinary shares, or provide more favorable relative recommendations about our competitors, the price of our ordinary shares would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the price of our ordinary shares or trading volume to decline.

We have not yet determined whether our existing internal controls over financial reporting systems are compliant with Section 404 of the Sarbanes-Oxley Act, and we cannot provide any assurance that there are no material weaknesses or significant deficiencies in our existing internal controls.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules adopted by the SEC and the PCAOB, starting with the second annual report that we file with the SEC after the effectiveness of this registration statement, our management will be required to report on the effectiveness of our internal control over financial reporting. Our independent registered public accounting firm may also need to attest to the effectiveness of our internal control over financial reporting under Section 404 at that time. We have not yet commenced the process of determining whether our existing internal controls over financial reporting systems are compliant with Section 404 and whether there are any material weaknesses or significant deficiencies in our existing internal controls. This process will require the investment of substantial time and resources, including by our Chief Financial Officer and other members of our senior management. In addition, we cannot predict the outcome of this determination and whether we will need to implement remedial actions in order to implement effective internal control over financial reporting. The determination and any remedial actions required could result in us incurring additional costs that we did not anticipate. Irrespective of compliance with Section 404, any failure of our internal controls could have a material adverse effect on our stated results of operations and harm our reputation. As a result, we may experience higher than anticipated operating expenses, as well as higher independent auditor fees during and after the implementation of these changes. If we are unable to implement any of the required changes to our internal control over financial reporting effectively or efficiently or are required to do so earlier than anticipated, it could adversely affect our operations, financial reporting and/or results of operations and could result in an adverse opinion on internal controls from our independent auditors.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Following our anticipated listing on Nasdaq, we will become subject to the periodic reporting requirements of the Exchange Act. We designed our disclosure controls and procedures to provide reasonable assurance that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the realities that judgments in decision making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

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If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our results of operations could fall below the expectations of securities analysts and investors, resulting in a decline in the trading price of our ordinary shares.

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. See “Item 5 –Operating and Financial Review and Prospects”, the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenue, and expenses that are not readily apparent from other sources. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below our publicly announced guidance or the expectations of securities analysts and investors, resulting in a decline in the market price of our ordinary shares.

We have never paid cash dividends on our share capital, and we do not plan on paying any cash dividends in the foreseeable future.

We have never declared or paid cash dividends, and we do not plan on paying cash dividends in the foreseeable future. Therefore, you should not rely on an investment in ordinary shares as a source for any future dividend income. Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. In addition, the Israeli Companies Law, 5759-1999, or the Companies Law, imposes restrictions on our ability to declare and pay dividends.

We may be a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes in the current taxable year or may become one in any subsequent taxable year. There generally would be negative tax consequences for U.S. taxpayers that are holders of the ordinary shares if we are or were to become a PFIC.

Based on the projected composition of our income and valuation of our assets, we do not expect we were a PFIC for 2024, and we do not expect to become a PFIC in the future, although there can be no assurance in this regard. The determination of whether we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of our gross income is “passive income” or (2) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of the ordinary shares. Accordingly, there can be no assurance that we currently are not or will not become a PFIC in the future. If we are a PFIC in any taxable year during which a U.S. taxpayer holds the ordinary shares, such U.S. taxpayer would be subject to certain adverse U.S. federal income tax rules. In particular, if the U.S. taxpayer did not make an election to treat us as a “qualified electing fund”, or QEF, or make a “mark-to-market” election, then “excess distributions” to the U.S. taxpayer, and any gain realized on the sale or other disposition of the ordinary shares by the U.S. taxpayer: (1) would be allocated ratably over the U.S. taxpayer’s holding period for the ordinary shares; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenues Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. taxpayer to make a timely QEF or mark-to-market election. U.S. taxpayers that have held the ordinary shares during a period when we were a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. taxpayers who made a timely QEF or mark-to-market election. A U.S. taxpayer can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. We do not intend to notify U.S. taxpayers that hold the ordinary shares if we believe we will be treated as a PFIC for any taxable year in order to enable U.S. taxpayers to consider whether to make a QEF election. In addition, we do not intend to furnish such U.S. taxpayers annually with information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC. U.S. taxpayers that hold the ordinary shares are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to the ordinary shares in the event that we are a PFIC (see “Item 10.E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Companies” for additional information).

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We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our ordinary shares less attractive to investors.

For so long as we remain an “emerging growth company” as defined in the JOBS Act, we may take advantage of certain exemptions from various requirements that are applicable to public companies that are not “emerging growth companies.” These provisions include, among other exemptions, that:

●	we are not required to engage an auditor to report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;
●	we are not required to comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis); and
●	to the extent that we no longer qualify as a foreign private issuer, (i) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (ii) exemptions from the requirement to hold a non-binding advisory vote on executive compensation, including golden parachute compensation

We intend to take advantage of these exemptions until we are no longer an “emerging growth company.” We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our first sale of common equity securities pursuant to an effective registration statement under the Securities Act, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, as defined in the rule under the Exchange Act, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

We cannot predict if investors will find our ordinary shares less attractive because we may rely on these exemptions. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for the ordinary shares, and the trading price may be more volatile and may decline.

As a “foreign private issuer” we are subject to less stringent disclosure requirements than domestic registrants and are permitted, and decided to elect to follow certain home country corporate governance practices instead of otherwise applicable SEC and Nasdaq requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. registrants.

As a foreign private issuer and emerging growth company, we may be subject to different disclosure and other requirements than domestic U.S. registrants and non-emerging growth companies. For example, as a foreign private issuer, in the United States, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act, including the requirements to prepare and issue quarterly reports on Form 10-Q or to file current reports on Form 8-K upon the occurrence of specified significant events, the proxy rules applicable to domestic U.S. registrants under Section 14 of the Exchange Act or the insider reporting and short-swing profit rules applicable to domestic U.S. registrants under Section 16 of the Exchange Act. In addition, we intend to rely on exemptions from certain U.S. rules which will permit us to follow Israeli legal requirements rather than certain requirements applicable to U.S. domestic registrants.

We will follow Israeli laws and regulations that are applicable to Israeli companies. However, Israeli laws and regulations applicable to Israeli companies do not contain any provisions comparable to the U.S. proxy rules, the U.S. rules relating to the filing of reports on Form 10-Q or 8-K or the U.S. rules relating to liability for insiders who profit from trades made in a short period of time, as referred to above.

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Furthermore, foreign private issuers are required to file their annual report on Form 20-F within 120 days after the end of each fiscal year, while U.S. domestic registrants that are non-accelerated filers are required to file their annual report on Form 10-K within 90 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information, although we will be subject to Israeli laws and regulations having substantially the same effect as Regulation Fair Disclosure. As a result of the above, even though we are required to file reports on Form 6-K disclosing the limited information which we have made or are required to make public pursuant to Israeli law, or are required to distribute to shareholders generally, and that is material to us, you may not receive information of the same type or amount that is required to be disclosed to shareholders of a U.S. registrant.

These exemptions and leniencies will reduce the frequency and scope of information and protections to which you are entitled as an investor.

The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2025. In the future, we would lose our foreign private issuer status if a majority of our shareholders, directors or management are U.S. citizens or residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic registrant may be significantly higher.

We may be subject to securities litigation, which is expensive and could divert management attention.

In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Litigation of this type could result in substantial costs and diversion of management’s attention and resources, which could seriously hurt our business. Any adverse determination in litigation could also subject us to significant liabilities.

We will incur significant increased costs as a result of the listing of our securities for trading on Nasdaq. By becoming a public company in the United States, our management will be required to devote substantial time to new compliance initiatives as well as compliance with ongoing U.S. requirements.

Upon the listing of securities on Nasdaq, we will become a publicly traded company in the United States. As a public company in the United States, we will incur additional significant accounting, legal and other expenses that we did not incur before the offering. We also anticipate that we will incur costs associated with corporate governance requirements of the SEC, as well as requirements under Section 404 and other provisions of the Sarbanes-Oxley Act. We expect these rules and regulations to increase our legal and financial compliance costs, introduce new costs such as investor relations, stock exchange listing fees and shareholder reporting, and to make some activities more time consuming and costly. The implementation and testing of such processes and systems may require us to hire outside consultants and incur other significant costs. Any future changes in the laws and regulations affecting public companies in the United States, including Section 404 and other provisions of the Sarbanes-Oxley Act, and the rules and regulations adopted by the SEC, for so long as they apply to us, will result in increased costs to us as we respond to such changes. These laws, rules and regulations could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees, or as executive officers.

The estimates of market opportunity and forecasts of market growth included in this registration statement may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, our business could fail to grow at similar rates, or at all.

The estimates of market opportunity and forecasts of market growth included in this registration statement may prove to be inaccurate. Market opportunity estimates and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate, including as a result of any of the risks described in this registration statement.

In addition, the variables that go into the calculation of our market opportunity are subject to change over time, and there is no guarantee that any particular number or percentage of addressable users or companies covered by our market opportunity estimates will purchase our offerings or generate any particular level of revenue for us. In addition, our ability to expand in any of our target markets depends on a number of factors, including the cost, performance, and perceived value associated with our platform and those of our competitors. Even if the markets in which we compete meet the size estimates and growth forecasted in this registration statement, our business could fail to grow at similar rates, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, the forecasts of market growth included in this registration statement should not be taken as indicative of our future growth.

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ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Our legal and commercial name is Pulsenmore Ltd. We are a company limited by shares organized under the laws of the State of Israel and was incorporated on October 27, 2014. Our principal executive offices are located at 8 Omarim St., Omer, Israel, and our telephone number is +972 526062075. Our wholly owned subsidiary, Pulsenmore Americas LLC, was incorporated in Delaware on March 10, 2022, and is located at 100 Summer Street, Suite 1600, Boston, MA 02110, and its telephone number is 1-978-994-0692. In February 2023, we established Pulsenmore Korea LLC.

We completed our initial public offering in Israel in June 2021 and our ordinary shares are traded on the TASE under the symbol “PULS.”

Our capital expenditures for the years ended December 31, 2024, 2023 and 2022 were NIS 509,000 (approximately $140,000), NIS 3,926,000 (approximately $1,077,000), and NIS 4,506,000 (approximately $1,236,000) respectively. Our capital expenditures for the six months ended June 30, 2025 and 2024 were NIS 97,000 (approximately $28,775) and NIS 171,000 (approximately $50,727). Our current capital expenditures involve acquisitions of computers, software, laboratory equipment and machines.

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers like us that file electronically with the SEC. The address of that site is www.sec.gov. We maintain a corporate website at www.pulsenmore.com. Information contained on or accessible through our website is not a part of this registration statement, and the inclusion of our website address herein is an inactive textual reference only.

We use our website (http://www.pulsenmore.com) as a channel of distribution of Company information. The information we post through this channel may be deemed material. Accordingly, investors should monitor our website, in addition to following our press releases, SEC filings and public conference calls and webcasts. The contents of our website are not, however, a part of this registration statement.

We have not had any material commitments for capital expenditures, including any anticipated material acquisition of plant and equipment or interests in other companies.

B. Business Overview

We are an emerging medical device company focused on research, development, manufacture, marketing, and sale of innovative, non-invasive portable ultrasound solutions that provide significant healthcare benefits by utilizing next-generation technology for home use. We currently have two primary products, the Pulsenmore ES and the Pulsenmore FC, and an additional third portable ultrasound solution that is in earlier developmental stages, the Pulsenmore MC. We collectively refer to our products as the “Pulsenmore Products”. The Pulsenmore Products open the door to a new market in the field of ultrasound – performing home scans in gynecology as well as in various other fields such as pulmonary, cardiology, and urology.

The Pulsenmore ES is a non-invasive home ultrasound device that is clinically proven to support prenatal care by allowing expectant mothers to perform self-scans and telehealth guided scans at home. The device is approved for use in several key markets including Europe, Australia, Brazil and Israel and we have submitted applications for approval in additional markets including the United States and Colombia. Another product, the Pulsenmore FC is intended for self-examination of ovarian follicles and endometrial tissue in women undergoing in vitro fertilization (IVF) or fertility preservation. The Pulsenmore FC device is approved for use in Israel and has been supplied for clinical research purposes in other territories. As we are in the early stages of commercialization of the Pulsenmore FC device in Israel, we plan to gain more real-world experience with the Pulsenmore FC before submitting for approval in the United States and other territories. We are also developing the Pulsenmore MC which is engineered for daily monitoring of fluids in the lungs in patients with various pulmonary conditions, end stage renal disease, or congestive heart failure. The Pulsenmore MC is in the early stages of development, and we are conducting clinical feasibility trials.

Our flagship product, the Pulsenmore ES, has had a significant technological impact. In a recent survey of Pulsenmore ES users, approximately 86.3% of users reported a better pregnancy experience overall, 63% reported shorter clinical visits, and 90% reported a reduction in pregnancy-related anxiety and stress. With each sonogram taking approximately 74 seconds and over 150,000 home scans performed to date, the Pulsenmore ES enables better access and continuity of care with earlier detection of warning signs and alerts on risk conditions that may require intervention.

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The Pulsenmore Products utilize proprietary ultrasound technology to generate high-quality ultrasound images that can be easily shared with healthcare providers for remote monitoring and consultation. The Pulsenmore Products are compact, hand-sized devices that make use of smart mobile phones to enable the relevant exams to be performed without the need for a physical visit in a clinic or hospital. The Pulsenmore Products include a software application for smart mobile phones that can be downloaded and installed by end users to help facilitate the remote physical examination or remote monitoring using telehealth technology. The software application allows the ultrasound images to be directly transferred to attending physicians, medical staff, or call center clinics. The distinction between the Pulsenmore Products and its peers lies in the Pulsenmore Products’ ability to provide reliable scans while ensuring user safety and comfort through a user-friendly interface and design. This enables users to achieve peace of mind and continuity of care without the need for frequent clinic visits, reducing the associated time spent and financial costs.

We focus on developing cutting-edge technologies to better meet the needs of patients and providing compelling value to our partners. In Israel, we have established partnerships with Clalit Health Services, or Clalit, the largest health service organization (HMO), as well as Sheba Medical Center, or Sheba, Israel’s largest hospital accounting collectively for more than NIS 9 million (approximately $ 2.5 million) and approximately NIS 3.9 million (approximately $1.2 million) in sales of Pulsenmore ES units in Israel for the year ended December 31, 2024 and the six months ended June 30, 2025, respectively.

The Pulsenmore Products address significant and growing markets that we believe will sustain our long-term growth. Factors such as an increase in the demand for remote-access health solutions, the growing awareness of preventive diagnostics, and the influence of digital health trends are driving the growth of the home ultrasound market. We are increasing our focus on brand awareness and partnerships with healthcare providers which we believe will increase product utilization and expand our presence in existing and our penetration to new geographies. We believe our compelling product offering, coupled with an attractive business model premised on attractive economic benefits for our partners, effectively positions us to sustain and empower our future growth.

While we are currently focused on expanding our operations in Israel, we are also focusing on penetrating additional geographic markets with the Pulsenmore ES device. We received CE approval for the sale of the device in Europe. In 2024, we signed a distribution agreement with a distributor in Italy. We received purchase agreements in France and Poland in the second quarter and are engaged in identifying opportunities to partner with Europe-based healthcare providers. In South America, the Pulsenmore ES is currently approved for sale in Brazil, where we currently have a distributor and we plan to add a second distributor in 2025. We recently received regulatory approval for Pulsenmore ES in Colombia, where we intend to hire a distributor and begin commercial operations in the third quarter of 2025. In the Asia-Pacific region, we have received regulatory approval for Pulsenmore ES in Australia, where we started commercial operations in the first quarter of 2025 and partnered with a health-provider in the third quarter of 2025. We intend to expand to additional countries in the region before the end of 2025 pending regulatory approval. In December 2024, we submitted a de novo application to the FDA for clearance of the Pulsenmore ES. Subject to receiving such clearance, we intend to commence selling the product in the United States. We currently anticipate that FDA clearance will be granted in the last quarter of 2025. We cannot assure that any of the Pulsenmore ES or any other medical devices or new uses, modifications, or renewals for any approved devices will be cleared or approved in a timely or cost-effective manner, if cleared or approved at all, or that we will be able to maintain the clearance or approval of such devices.

To enhance our market position and sustain our track record of innovation, we continuously invest in research and development (R&D) of our products. Our innovation is supported by a portfolio of over 21 families of patents and patent applications invented by our experienced and committed R&D team. Our ability to effectively innovate is enhanced by our senior management and employees who have extensive expertise in the field of medical ultrasound devices. This allows us to incorporate critical feedback and emerging trends in real-time, supporting our continuous and iterative development processes.

We currently have an emerging pipeline of enhancements that we believe will allow us to increase our offerings to existing customers and to attract new customers. We believe that introducing new products and product enhancements is important to satisfy customer demand and respond to evolving technological developments.

Our Competitive Strengths

We believe the following strengths have been instrumental to our progress so far. We intend to foster these strengths in order to position us for future growth and to drive our profitability:

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Operating in large, growing mobile diagnostics imaging market

According to BIS Research, diagnostic imaging exams are performed in more than 75% of medical cases, and mobile imaging solutions are expected to grow at a compound annual growth rate (CAGR) of about 8% by 2029 according to the Business Research Company. Within the broad diagnostic imaging, we operate in the home-use ultrasound which is closely connected to telehealth advancements and particularly relevant to prenatal care., Our flagship product, the Pulsenmore ES is a home-use prenatal ultrasound device, best categorized within the obstetrics and gynecology ultrasound devices market—a segment that includes cart-based ultrasound machines, portable and handheld ultrasound devices, and specialized probes used for imaging the female reproductive system and monitoring fetal development. This is distinct from the broader non-invasive prenatal market, which includes not only prenatal ultrasound devices but also products like non-invasive prenatal testing (NIPT) for genetic screening (such as cell-free fetal DNA tests), maternal serum screening kits, and wearable fetal monitors; similarly, the fertility services market encompasses ovulation test strips, home fertility monitors, and in-clinic diagnostic imaging such as transvaginal and pelvic ultrasound systems, as well as sperm analysis kits and related services. Our device is not aimed at genetic screening, ovulation tracking, or fertility prediction, but rather ongoing prenatal monitoring from home. The global prenatal, fetal, and neonatal equipment market, which includes ultrasound devices as well as incubators, monitors and other supportive equipment, was valued at approximately $4.2 billion in 2024 and is projected to reach $7.1 billion by 2033, growing at a CAGR of 6.5% from 2026 to 2033, according to Verified Market Reports. While the market includes various prenatal monitoring devices, such as fetal dopplers, wearable fetal monitors, and in-clinic ultrasound systems, to our knowledge there are currently no approved or commercially available remote home-use ultrasound solutions designed for patient self-scanning, providing us with what we believe to be a unique competitive advantage in this segment as our products enable patient-initiated prenatal imaging at home, complementing but not replacing in-clinic visits.

Compelling value proposition of our products to both patients and partners

According to a survey conducted by Grand Review Research, the global market for portable ultrasound devices, including those used with mobile phones, such as our Pulsenmore ES and Pulsenmore FC devices, was valued at approximately USD 5.7 billion in 2024 and is projected to grow at a CAGR of 4.5% from 2025 to 2030. The market growth is being driven partially by patients’ preference for home-based diagnostic solutions, concerns about frequent clinic visits, potential costs, and the need for continuous monitoring. We designed the Pulsenmore Products to provide a superior customer experience, overcoming each of these concerns with a solution that is affordable, completely non-invasive, ensures minimal disruption to daily life, and offers compelling results. Due to these advantages, we believe the Pulsenmore Products are appealing to existing customers who have previously used mobile ultrasounds solutions, including for prenatal care services, and to new customers who are seeking more convenient and continuous monitoring options for health conditions including those unrelated to prenatal care. For partners, the Pulsenmore Products provide high customer satisfaction due to ease of repeat usage and simplicity.

Short term growth fueled by established agreements with strategic partners

We focus on developing cutting-edge technologies to meet patient needs and provide value to our partners. We have established partnerships with a major HMO in Israel, Clalit, and Sheba, a major hospital in Israel, and also with GE Precision Healthcare in Austria.

Our strategic partnership with Clalit, allows it to purchase, sell, and market the Pulsenmore ES. For the year ended December 31, 2024 and six months ended June 30, 2025, we supplied approximately 7,148 and 2,540 units, respectively of Pulsenmore ES to Clalit for distribution to pregnant patients. Additionally, we have agreements with Sheba to supply units of Pulsenmore ES to their pregnant patients. For the year ended December 31, 2024 and six months ended June 30, 2025 we supplied 190 units and 110 units, respectively, of Pulsenmore ES to Sheba for distribution to pre-natal patients. These partnerships enhance patient accessibility and visibility of our products.

As we continue to focus on the innovation and expansion of our product range and application, our strategic partnerships with Clalit and Sheba generate a growing base of revenue through its distribution of Pulsenmore ES units which accounted for approximately 95% and 97% of our overall revenue for the year ended December 31, 2024 and six months ended June 30, 2025, respectively.

Broad research and development capabilities and a robust intellectual property portfolio.

For over a decade, we have invested in establishing strong research and development capabilities, including integrating hardware and software to create an exceptional user and customer experience. We believe that our focus on this experience will allow us to continue to bring new upgrades, capabilities, and new additional products to market, allowing us to maintain our competitive positioning. We have a broad patent portfolio, across 21 categories including 30 issued patents and 66 pending patent applications as of September 1, 2025. We believe our intellectual property and know-how present a significant barrier to entry for our competitors.

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Highly experienced global management team with deep ultrasound expertise.

We are led by a highly experienced management team and board with a successful track record of building businesses by identifying and providing solutions in the field of ultrasound devices. Our team is led by founder and CEO, Dr. Elazar Sonnenschein, who has successfully led and managed dynamic growth phases in medical device-developing organizations and commercialized products in markets with established incumbents, by addressing the unmet needs of the healthcare providers and customers whom they serve. Our senior management team has vast experience in the field of medical devices for home use.

Our Growth Strategy

We believe we are well-positioned to enhance our position as a leading global provider of non-invasive portable ultrasound medical devices for home use. To achieve this goal, our significant growth opportunities include:

Build and expand on our global scale by deepening our presence in key existing geographies and expanding into attractive new markets

We currently sell products in Israel through health care providers. We remain actively focused on strengthening our position in Israel and believe we have significant opportunities to continue our growth in major markets such as Europe, Australia and Brazil, which are the territories in which we have already received regulatory approvals for the marketing of Pulsenmore ES. We are also highly focused on growing our global network by expanding our distribution networks in existing markets and select new international markets based on our assessment of size and opportunity, among other factors.

We believe the Pulsenmore ES is well-aligned with strong growth prospects and customer trends in these markets, and we are currently in contact with various health care providers and distributors in the available markets, including telemedicine service providers in European countries, with the aim of integrating Pulsenmore ES into the services already offered by them. In addition, we continue to supply Pulsenmore ES units for clinical trials that are carried out in Israel and Europe in accordance with our growth strategy which aims to incentivize growth by demonstrating the advantage to health systems, patients and insurers. To sustain this growth, we intend to continue investing in our sales organizations and sales networks in these markets.

A key component of our growth strategy is contingent on FDA clearance of the Pulsenmore ES which is mandatory in order to be able to market and sell Pulsenmore ES in the United States. In December 2024, we submitted a de novo application to the FDA for clearance of the Pulsenmore ES, and subject to receiving such clearance, we intend to commence selling the product in the United States.

Strengthen, expand and establish additional partnerships with health care providers

In addition to Clalit and Sheba we plan to establish additional strategic partnerships with healthcare organizations operating in Israel such as Maccabi Healthcare Services, or Maccabi and in other markets where we shall choose to expand.

Continue to invest in research and development to enhance a comprehensive ultrasound offering and expand our addressable market

We have an experience in developing and commercializing the Pulsenmore ES in Israel. We think that our capabilities allow us to expand the types of CE-marked ultrasound solutions that we offer. We plan to continue investing in research and development in order to expand our products to other areas of medical care outside of prenatal care. Our development activity is focused on the completion of the development of additional ultrasound devices intended for home use and the invention and protection of intellectual property in the field of ultrasound devices, and the development of automatic production of piezoelectric transducers.

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Strategically pursue attractive opportunities to expand the manufacturing and production of our products

We are committed to enhancing our production and manufacturing capabilities in order to support our growth and meet increasing demand. To achieve this, we plan to continue to invest in advanced manufacturing technologies, integrate state-of-the-art automation and precision engineering, and optimizing production lines. Additionally, we intend to lease additional production space for an array of automatic production machines in order to efficiently increase the supply of our products.

We continue to pursue opportunities with existing contractors and new contractors to ensure that we have the guaranteed capacity to assemble hundreds of thousands of units per year of the Pulsenmore ES product, and in the near future, the new products. Entering into exclusive relationships with our assembly contractors allows us to scale production with minimal additional logistical costs ensuring that we can meet the growing demand for the Products.

Market Opportunity

Mobile ultrasound devices are a fast-growing category within the broader imaging diagnostics sector including X-ray, CT, MRI, PET and Ultrasounds. Ultrasound devices use high-frequency sound waves to create images of organs inside the body and are commonly used for monitoring fetal development during pregnancy, examining organs like the liver, kidneys, and heart, and guiding procedures such as needle biopsies. Ultrasounds provide a reliable solution while being non-invasive and by providing cost-effective real-time imaging. The rapid growth in the mobile ultrasound device industry and the increasing customer demand, incentivize new customers to incorporate mobile healthcare solutions into their practices.

The mobile ultrasound market is segmented into various applications such as routine health monitoring, emergency care, and chronic disease management. Traditionally, advanced cart-based ultrasound technology costs between $45,000 and $100,000 per device plus the expense of specialized training for use of the technology. There are various non-invasive, ultrasound-based technologies designed to monitor health conditions. Among these technologies, there are Point-of-Care Ultrasound (POCUS) systems, which are portable and provide quick diagnostic information at the point of care. These devices range from $3,000 to $7,000 per unit with one ultrasound probe, often requiring multiple probes to adequately use the POCUS systems.

Alongside these technologies, the Pulsenmore mobile ultrasound devices allow patients to perform self-scans at home, providing high-quality ultrasound images that can be easily shared with healthcare providers for remote monitoring and consultation. The uniqueness of this technology lies in its ability to provide accurate and reliable scans while ensuring user safety and comfort through a user-friendly interface and design and while providing a more cost-efficient solution relative to other ultrasound systems.

According to Markets and Markets, the global ultrasound market, which includes home-based, mobile ultrasound devices, such as our Pulsenmore ES and Pulsenmore FC devices, was valued at $8.6 billion in 2023 and is projected to grow at a CAGR of 6.8% reaching $13.9 billion by 2030. This market encompasses a wide range of medical devices and technologies designed to support various healthcare needs. In recent years, ultrasound imaging has seen a shift from traditional clinic-based approaches to more portable, user-friendly solutions. This increase in customer preference for non-invasive, mobile, and convenient monitoring options has fueled industry growth. In addition to being more affordable, solutions like the Pulsenmore ES and Pulsenmore FC devices offer the additional advantage of reducing the need for frequent clinic visits while still providing continuous medical monitoring. Growing demand for mobile healthcare solutions combined with a surge in the availability of advanced technologies continues to accelerate growth in the industry.

Additionally, there has been a significant increase in need for at home ultrasound solutions for pre-natal women and women undergoing IVF. It is estimated that about 2.5 million IVF cycles are performed annually worldwide, of which 300,000 are in the United States. The U.S. non-invasive prenatal market, which includes our Pulsenmore ES and Pulsenmore FC devices, since they are able to be used from home by the patient in a non-invasive manner, was estimated at $1.6 billion according to Grand View Research and is expected to grow at a CAGR of 8.2% from 2023 to 2030. Furthermore, the U.S. fertility services market, including IVF ultrasounds, is projected to grow at a CAGR of 7.5% from 2024 to 2040. Given the concentration of potential clients in the United States, this market remains a key focus for us.

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Other tailwinds driving industry growth include:

●	Strong demographic forces: According to a report by McKinsey, older generations have historically preferred limited medical treatment whereas Millennials and Generation Z are increasingly prioritizing health and wellness, heavily influenced by digital health trends and unlimited access to medical information via the internet.

●	Strong preference for at home medical solutions: Despite the advancements in traditional clinic-based ultrasound technologies, there is a growing demand for mobile solutions, accessible medical care and at home testing with results and treatment plans being monitored through telehealth and telemedicine programs, which, according to Market.US, was value at $7.7 billion in 2022 and is expected to grow at a CAGR of 17.3% between 2023 and 2032. Customers prefer continuous monitoring without the need for frequent clinic visits. This trend intensified as the result of the COVID-19 pandemic and has continued to expand despite the end to travel bans and testing restrictions initially implemented as a result of the pandemic.

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Technological advancements: According to Markwide Research in its analysis of the handheld ultrasound market, innovations in imaging technology, such as AI-assisted diagnostics, high frequency transducers and enhanced battery performance, are significantly improving the quality and reliability of handheld ultrasound systems,

●	Healthcare provider economics: The impact of managed care and reimbursement on healthcare provider economics has motivated providers to establish or expand the menu of elective, private-pay healthcare services that they offer. As a result, many healthcare professionals have expanded their practices to offer mobile healthcare solutions. For example, Clalit’s customers have partial coverage of the payment for the Pulsenmore ES product and the accompanying ultrasound reading service.

●	Reductions in cost per product: Due partly to increased competition in the healthcare market the cost per ultrasound product has decreased in the past few years, according to iData Research. Due to the economies of scale of production of Pulsenmore ES, as we scale production, we anticipate a lower fixed cost per unit.

●	Favorable Telehealth and Obstetrics Legislation: In the United States reimbursement legislation has been passed to permanently extend the flexibilities that were initially authorized during the COVID-19 pandemic, allowing beneficiaries to receive telehealth from their home and also all types of practitioners to provide telehealth services. In addition, The Rural Obstetrics Readiness Act, is pending to create better health outcomes for women who live in “maternity care deserts” where access to care is limited.

Products & Services

Pulsenmore ES

The Pulsenmore ES device provides digital, prenatal care indicators (such as heartbeat, level of amniotic fluid, movements and in some cases placenta location) using a hand-sized ultrasound system designed for home use by pregnant women. The cradle connects to a mobile phone (Android or iOS) and allows the user to perform ultrasound scans without prior medical training. In the app-guided home ultrasound option, a user-friendly mobile app guides the expectant mother. In the clinician-guided home ultrasound option, the expectant mother initiates a video call through the Pulsenmore mobile application with a medical professional who guides her through the five-step procedure for generating the sonogram. In both modes the expectant mother does not need prior medical training. The device, which is one of the smallest ultrasound systems in the world, uses the mobile phone’s screen to display the scan and securely sends the results to a qualified medical professional through the cloud.

The Pulsenmore ES is a compact, portable, ultrasound device. It produces B-Mode and M-Mode, black & white ultrasound images, which are displayed on a smartphone screen. The device is used to scan, acquire, display, and transmit the ultrasound images to the cloud, and the smartphone’s processor is used to filter the raw ultrasound image and display it.

The Pulsenmore ES ultrasound system is intended to enable the acquisition of ultrasound images that allow interpreting healthcare professionals to determine amniotic fluid levels and fetal heart rates. The Pulsenmore ES system is best used when traditional scanning in a clinic is impractical or when the use of telehealth or software-guided self-scanning is in the best interests of the patient. The device is intended to be used by pregnant women with a singleton pregnancy at the gestational age of 14-40 weeks, in non-clinical environments. While the Pulsenmore ES system is intended to entirely replace standard and ordinary ultrasound sessions that are typically performed in a clinic, the Pulsenmore ES system is not intended to replace ultrasounds that require the intervention of doctors and other medical professionals.

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There are two sub models to the Pulsenmore ES device – for Android phones and ES cradles for iPhones, including 3 main elements:

(a)	Device (cradle) – contains the ultrasound transducer and a printed circuit board with electronics.

(b)	Mobile Application - (downloaded to the patient’s smartphone), providing user interface (UI) to the patient, communicates with the cradle and the cloud application, provides power to the device (Type-C model), records ultrasound clips and performs initial image processing.

(c)	Clinician Dashboard - Processes and stores the ultrasound clips for the review of healthcare professionals.

Figure 1: Pulsenmore ES: Type C (left) and Type iOS (right)

Patients using the Pulsenmore ES make direct skin contact with the transducer head. The Pulsenmore ES is a non-sterile, reusable device for single-patient use during one pregnancy. Its main imaging component is a probe consisting of R60 mm curved array with 64 piezo-electric elements and a silicone-coated acoustic lens. The probe is connected via an internal flex connector to the Analog Front End (AFE), which handles electrical pulses, echo amplification, and synchronization for a 58.8-degree scanning beam. In standard ultrasound, the transducer’s beam array is interpolated into a mesh grid for imaging. To visualize fetal heart activity, the transducer targets the heart, generating an M-mode image for heart rate measurement.

The Pulsenmore ES device offers two modes of operation: (a) clinician-guided operation, where a technician or physician assists the patient via telehealth, and (b) app-guided operation, where the patient performs the scan independently. In both modes, the patient does not need prior medical training for use and in the clinician guided mode a technician or physician does not need prior medical training however we may in the future implement a training program for medical professionals.

(a) Clinician-guided home ultrasound

A unique procedure key is generated for the specific patient from the Clinician dashboard. The patient connects her smartphone to the device and activates the downloaded Pulsenmore mobile application. The patient, who does not need prior medical training, then initiates a video call with a medical professional who guides her through the five-step procedure for generating the sonogram. The entire process typically takes a few minutes. The clinician reviews the scans and provides real-time feedback to the patient.

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(b) App-guided home ultrasound

A unique procedure key is generated for the patient from the Clinician dashboard. The patient connects her smartphone to the device and activates the downloaded Pulsenmore mobile application. The patient follows a five-step procedure for generating the sonogram, which takes less than five minutes. The patient securely uploads the video to the cloud for a medical professional to decode and analyze it. The scans are viewed from the clinician’s secure dashboard. The clinician reviews the scans and then sends feedback to the patient.

Figure 2: Clinician-guided home ultrasound display

While the Pulsenmore ES system can be used to generate ultrasound images, we are also developing a service performing biophysical profile tests, or “BPP” for high-risk pregnant women using the Pulsenmore ES system.

BPP is a form of non-invasive prenatal testing involving ultrasound imaging often combined with a non-stress test to observe the fetus’s heart rate, breathing, movement, muscle tone, and the amount of amniotic fluid. Each of the parameters tested is assigned a score with a maximum score of ten. The test is commonly used for early detection of fetal distress and potential complications, better monitoring of high-risk pregnancies, improved management of fetal growth restriction and increased maternal reassurance. BPP tests are typically performed in the office.

We are seeking to advance Pulsenmore ES device for a patient-operated remote BPP test and to date have conducted studies in two clinical sites, as further described below under “Published Studies — Remote, modified Biophysical Profile (mBPP) using the Pulsenmore ES device”, and during 2026 plan to collect further clinical evidence that could support FDA approval of the utilization of the Pulsenmore ES device for the BPP test.

Pulsenmore FC

The Pulsenmore FC device is designed for self-examination of the size and quantity of follicles in the ovaries and the thickness of the endometrial tissue in the uterus for women undergoing in vitro fertilization (IVF) or fertility preservation. This hand-sized ultrasound system allows women to perform these examinations at home without prior medical training. The device connects to a mobile phone (Android or iOS) and uses a mobile phone’s screen to display the scan. The data and videos of the ultrasound scan can be sent directly to the treating medical professional or uploaded to the cloud for interpretation and then sent to the treatment center.

The Pulsenmore FC device potentially reduces the need for frequent visits to health centers by allowing women to perform these scans at home at their convenience to determine the most appropriate date for egg retrieval and fertilization. Similar to the Pulsenmore ES device, the Pulsenmore FC device offers both clinician-guided online operation and app-guided offline operation.

The main target customers for this product are HMOs, large private clinics, and health insurers, who will provide the device to women undergoing fertility preservation, ovary simulation and IVF procedures. Traditionally, women undergoing IVF visit clinics and hospitals to check the size and quantity of follicles via ultrasound performed by a technician or doctor. When follicles reach a certain size (usually about 18 to 20 mm) and level of hormones meet the expected levels, women receive a hormone injection, and approximately 36 hours later, eggs are extracted for fertilization or freezing. If the follicles have not reached the desired size, women must return for additional examinations.

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Figure 3: Pulsenmore FC

Pulsenmore MC

We are developing an ultrasound device for lung scanning, designed for patients with various lung diseases and conditions– Pulsenmore MC.

The Pulsenmore MC device looks and operates very similarly to the Pulsenmore ES device. Once activated by the patient, the application automatically plays a video detailing the scan procedure, guides the patient through the process, and subsequently uploads the videos to a cloud server.

The Pulsenmore MC device is designed for patients with End-Stage Renal Disease (ESRD) and/or Congestive Heart Failure (CHF). Based on similar electronic technology to the Pulsenmore ES system, it features different transducers adjusted for size, scanning frequency, and software adapted to these frequencies.

Strategic Partnerships

Clalit Health Services

On August 2, 2020, we entered into an agreement with Clalit, Israel’s largest HMO, or the CHS Pulsenmore ES Agreement. Pursuant to the CHS Pulsenmore ES Agreement, Clalit had the right to purchase, sell and market the Pulsenmore ES in Israel. In exchange, we committed to provide over 20,000 units of the Pulsenmore ES for distribution to Clalit pre-natal patients. In the first half of 2025 and for the years ended 2024, 2023 and 2022, Clalit Health Services purchased 2,540, 7,148, 4,987, and 4,802 units of Pulsenmore ES, respectively, constituting the majority of the initial 20,000 units that we committed to provide to them. This term of the CHS Pulsenmore ES Agreement was originally for a period of two years, with either party being entitled to terminate without cause or reason upon nine months’ prior written notice to the other party. In June 2022, the parties agreed to extend the term of the CHS Pulsenmore ES Agreement to August 2023, which was subsequently extended until August 2024.

The CHS Pulsenmore ES Agreement contains customary provisions regarding the liability of the parties and the limitation of the amount of liability, including that neither party will be liable to the other party for indirect, special, punitive or consequential damages, except in connection with a breach of confidentiality, privacy and personal injuries, unless caused by an act or omission of the other party in breach of the agreement. In addition, we will not bear any liability arising from any medical diagnosis or prognosis provided or prevented by the pregnancy product (subject to compliance with the technical specifications). In addition, we are required to maintain various insurance policies, including third-party liability insurance and professional liability insurance combined with product liability.

On October 28, 2024 we entered into a new five-year agreement with Clalit Health Services extending existing terms and conditions of the CHS Pulsenmore ES Agreement, or the New CHS Pulsenmore ES Agreement. Pursuant to the New CHS Pulsenmore ES Agreement, we will provide at least 25,000 units of the Pulsenmore ES to Clalit, which will be supplied for a period of up to 60 months from the date of signing the New CHS Pulsenmore ES Agreement and includes minimum annual quantities that we are required to provide.

The New CHS Pulsenmore ES Agreement provides Clalit, at an additional cost payable by Clalit, with the option to use the product synchronously (i.e. clinician-guided), while conducting a video call with the clinician/physician, during which the ultrasound video is transmitted in real time.

Under the New CHS Pulsenmore ES Agreement, we provide support and maintenance services to Clalit for 2025 onwards, at an additional cost payable by Clalit, in accordance with a service agreement entered into in connection with the New CHS Pulsenmore ES Agreement. The New CHS Pulsenmore ES Agreement includes customary provisions, including confidentiality clauses, privacy protection and information security requirements, as well as insurance and limitation of liability as is customary in such agreements. In addition, the New CHS Pulsenmore ES Agreement sets a warranty period for the products and includes provisions regarding the return/replacement of defective products and/or those found to be non-compliant with the product specifications and includes provisions regarding cooperation between the parties for the marketing and distribution of the products. The New CHS Pulsenmore ES Agreement is cancelable by either party subject to prior notice of nine months.

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We also entered into a subsequent agreement with Clalit Health Services for the sale of the Pulsenmore FC system, or the CHS Pulsenmore FC Agreement, by virtue of which we received our first order in November 2022 for a total value of approximately NIS 1.3 million (approximately $356 thousand) which had been provided during December 2022. We have supplied the customer with 400 devices under this agreement, of which 100 devices were used for the feasibility study.

Sheba Medical Center

On February 29, 2024, we entered into an agreement with Sheba, or the Sheba Agreement, through the Sheba Research and Health Services Fund, the first virtual hospital in Israel pursuant to which, we will provide several hundred units of the Pulsenmore ES for distribution to Sheba’s pre-natal patients. The term of the Sheba Agreement is for a period of two years. The Sheba Agreement includes customary provisions, including warranty, cooperation for marketing and distribution, and service provisions.

For the year ended December 31, 2024, we received an order for 300 units which remain to supply 110 units of the Pulsenmore ES for a total value of approximately NIS 0.3 million (approximately $0.1 million), which were supplied during the six months ended June 30 ,2025.

GE Precision Healthcare

In May and June 2022, we entered into a series of agreements with affiliates of General Electric, including a Private Placement Agreement, or the Investment Agreement entered into with GE Healthcare Global Holdings, Inc or GE Healthcare, a Strategic Alliance Distribution Agreement, or the GE Distribution Agreement, with GE Precision Healthcare LLC, or GE Precision, and a Material Commitment Agreement with GE Precision, or the Supply Agreement.

Under the terms of the Investment Agreement, GE Healthcare invested $21 million. For further information with respect to the Investment Agreement see “Item 7B. Related Party Transactions”.

Under the GE Distribution Agreement, we originally granted GE Precision exclusive distribution rights for the Pulsenmore ES for 20 selected international customers in each of the U.S., Europe, and Japan, certain non-exclusive distribution rights to all other customers in the U.S., Europe and Japan, and certain non-exclusive distribution rights in territories outside of the U.S., Europe and Japan if we operate in such territories directly (as opposed to through a distributor). In addition, we originally granted GE Precision a right of first offer for territories outside of the U.S., Europe, and Japan if we intend to operate in such territories indirectly through a distributor. The term of exclusivity for the US and Japan was originally seven years while the term of exclusivity for Europe was three years and was automatically renewable for additional one-year periods subject to early non-renewal notice. During the exclusivity period, GE Precision was subject to certain non-compete restrictions, preventing it from distributing competing products, except under specific exceptions as set forth in the GE Distribution Agreement, including until a minimum purchase order threshold for Pulsenmore ES was met and if there were problems with Pulsenmore ES or the delivery of Pulsenmore ES that were not remediated during the timeframe set forth in the GE Distribution Agreement.

The GE Distribution Agreement provided that GE Precision agreed to place an order for 20,000 Pulsenmore ES units in the first year of the agreement and 50,000 Pulsenmore ES units in the second year with a delivery plan and estimated quantities for 2024 and 2025 to be agreed in good faith. The GE Distribution Agreement has a term of seven years and automatically renews for additional one-year periods unless otherwise not renewed in accordance with the terms of the agreement. The agreement may be terminated in certain limited circumstances including, a material breach, bankruptcy or change of control of the Company.

We also entered into the Supply Agreement with GE Precision. Pursuant to the terms, GE Precision made an advance payment of $1 million for the purchase of long-lead electronic components to support our product manufacturing for the second year purchase order. In addition, the Supply Agreement provided for an additional payment by GE Precision to us for up to approximately $1.9 million for such long-lead electronic components subject to certain conditions.

During 2022, GE Precision placed an initial order for 20,000 units of Pulsenmore ES, with 5,000 delivered in that year. In November 2023, GE Precision canceled the order for 15,000 units of the initial order, citing compatibility issues with iOS product, and never placed its second year order that was contemplated. We rejected these claims, asserting that the product is iOS compatible and that GE Precision must fulfill its obligations. During 2024, we received a new purchase order from GE Precision in which we supplied 240 units compatible with iOS but reserved all our rights under the agreements. We notified GE Precision several times that they must comply with the agreement and take the remaining 15,000 devices and we continue to evaluate our legal options.

In November 2024, we notified GE Precision that its exclusive distribution rights for the Pulsenmore ES with respect to the 20 selected customers in Europe will not be renewed and will terminate effective June 7, 2025. This was because of unsatisfactory sales results. We are not currently selling Pulsenmore ES to such selected customers and do not have any immediate plans to do so.

In August 2025, we entered into a settlement agreement with GE Precision and GE Healthcare resolving our outstanding dispute and amending the terms of the Distribution Agreement as well as terminating the Supply Agreement. Under the terms of the settlement agreement, GE Precision agreed to pay us the sum of $1 million, payable within 45 days and that we shall retain ownership of the 15,000 units that were in dispute. Furthermore, it was agreed that we shall retain ownership of the long-lead electronic components purchased under the Supply Agreement and that each party is discharged from any further obligation under the Supply Agreement such that we do not need to return the $1 million advance for the purchase of long-lead electronic components. With respect to the Distribution Agreement, all remaining exclusivity and the limited non-compete were terminated and Japan was removed from the list of exclusive territories. In addition, the right of first offer was also terminated and it was agreed that all unfulfilled purchase orders of GE Precision are cancelled, and GE Precision shall have no further obligation to place any future purchase orders.

As a result of these amendments, GE Precision retains non-exclusive distribution rights to all customers in the U.S. and Europe and certain non-exclusive distribution rights in territories outside of U.S. and Europe if we operate in such territories directly (as opposed to through a distributor) as long as GE Precision is not distributing a competing product in such territory.

Memorandum of Understanding with a Medical Center in Australia

On July 22, 2025, we entered into a Memorandum of Understanding, or the MOU, with GCUH (Gold Coast University Hospital), a university medical center that is part of a health maintenance organization operating in the state of Queensland, Australia, or GCUH. As part of the MOU, it was determined that the GCUH will serve as a “Center of Excellence” in Australia for the Pulsenmore ES. It was also agreed that during a period of one year from the signing of the MOU, an agreement will be signed between the parties to anchor the agreements regarding the cooperation as agreed in the MOU. The MOU for the collaboration was signed between us and GCUH following an agreement to purchase 100 units for the purpose of conducting a commercial trial. The duration of the collaboration agreement is 4 years and is extendable for two additional periods of one year each. In July 2025, we received an advance payment of approximately NIS 117,000 (approximately $35,000).

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Clinical Trials

Over the past few years, we have conducted and/or supported numerous clinical studies to demonstrate the safety and effectiveness of the Pulsenmore home ultrasound platform for pregnancy monitoring. Additionally, two studies have shown the feasibility of our pipeline devices designed for transvaginal ultrasound in patients undergoing fertility treatments and for pulmonary ultrasound in patients with renal and/or heart failure. Below is a summary of the clinical evidence we have gathered so far.

Feasibility, Validation and Acceptance of the Pulsenmore ES Device:

HOLA (Home Ultrasound Assessment) US based multicenter study:.

This prospective pivotal multicenter study was completed in October 2024. The study was conducted in four medical centers in the U.S. and was designed to evaluate the safety and performance of the Pulsenmore ES device when used by pregnant women at home, in both App-Guided (AG) and Clinician- Guided (CG) modes, in comparison to a conventional in-clinic scans. The study consisted of up to three ultrasound sessions over up to three consecutive weeks (one session per week). Each session consisted of three ultrasound scans performed over the course of a single day: AG scan performed by the subject at home, a clinician-guided scan performed during a telehealth visit at the subject’s home, and an in-clinic visit using a standard of care ultrasound device. A total of 188 pregnant women >14 weeks of gestation were enrolled, and 171 women completed the study. Of the enrolled women, following exclusion due to protocol deviations, data of 162 women was analyzed, yielding a total of 1,370 scans corresponding to 458 video-guided scans, 453 clinician guided scans, and 458 in-clinic scans. For the final effectiveness analysis, performed retrospectively (following study closure), 10 readers independently and ‘blindly’ interpreted AG scans and different 10 readers interpreted CG scans. Three expert readers interpreted the in-clinic scans, of which majority rule (two of three) was used to determine ground truth (GT) results.

The primary safety endpoint was incident of device related, or procedure related severe adverse events. The primary efficacy endpoint was proportion of cases in which readers using the CG and AG modes can correctly visualize fetal heart rate activity (for CG mode >90% and for AG mode >80%), and the sensitivity and specificity of normal amniotic fluid volume (AFV) in the CG and AG modes (>70%). Secondary efficacy endpoints included image quality using ACEP (American College of Emergency Physicians) image quality scale for AFV and fetal heart rate activity. Additional secondary endpoints included agreement between readers on placental position, fetal breathing (for the CG mode only, starting at >27 weeks GA), fetal movement and fetal presentation.

There were no device related or procedure related serious adverse events reported. The primary efficacy analysis found that the fetal heart rate activity was effectively visualized in >90% of cases in both CG and AG modes scans. Mean proportion for CG mode 99.2% [95% CI 96.7%, 100%] >90% and mean proportion for AG mode 97.2% [95% CI 94.3%, 99.3%] >80%). The sensitivity to determine AFV was 69.3% [95% CI 63.3%, 74.4%] < 70% the CG mode and 49.3% [95% CI 41.1%, 57.6%] < 70% for the AG mode. The specificity to determine AFV was 80% [95% CI 73.5%, 86.5%] > 70% in CG mode and 91.6% [95% CI 89.1%, 94.0%] > 70% in AG mode. Both CG and AG modes generated ultrasound scans with high image quality (>90% of the scans were graded as ACEP ≥3 (sufficient for diagnosis)). For visualizing fetal movements, placental location, and fetal breathing, CG and AG scans demonstrated comparable rates to in-clinic scans, with all three modalities achieving visualization rates exceeding 95%. Visualization of fetal presentation was significantly lower in in-clinic scans compared to CG and AG scans.

Overall, the study demonstrated that the Pulsenmore ES device produced high-quality ultrasound scans that were safe and effective at visualizing fetal heart rate activity at home for both CG and AG modes however the Pulsenmore ES device did not meet the sensitivity endpoint for AFV. Patient satisfaction was found to be very high using both CG and AG modes.

Usability (Human factor) U.S. based study:

In 2023, we completed a prospective human factors validation study, testing the usability of the Pulsenmore ES device for patient’s conducting self-operated fetal scans during pregnancy. During this study, patients completed fetal scans remotely from home using either the AG (n=15) or the CG (n=15) mode of operation, while the process was observed via video call and was recorded. Both Android and iOS-based smartphones were tested in both modes. After completing the scans, the patients were interviewed about their experience with the device. For the CG mode, a health care provider (HCP) guided the patient’ scan. Thus, two intended user populations, pregnant patients (n=15) and HCPs (n=15), were tested in this study. The HCPs were observed directing patients through the at-home fetal scanning procedure and then were interviewed about their experience with the device. The study measured whether any safety issues arose while using the device and whether there were any user errors while using the device. Results demonstrated that all patients and HCPs were able to safely use the Pulsenmore ES ultrasound device to perform ultrasound scans remotely. No user-related risks or test artifacts were identified.

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Published Studies

Several studies conducted during the last years and published recently evaluated the feasibility and user acceptance of Pulsenmore remote ultrasound utilization during pregnancy.

Clalit feasibility study

A study, from Beilinson hospital, Israel, completed in 2022, evaluated the Pulsenmore ES in AG mode with 100 pregnant women (14-40 gestational weeks). Each participant received the device for a self-use period of 7–14 days and was instructed to perform one to three scans a day. Participants completed a self-assessment questionnaire to evaluate safety and usability (i.e., user experience and satisfaction). Each scan was evaluated for fetal heart activity, amniotic fluid volume, fetal tone, fetal body, and breathing movements. The primary endpoint was safety and secondary endpoints included user experience, usability, and device sensitivity. There were no device-related serious adverse events reported. Success in detection was 95.3% for fetal heart activity, 88.3% for body movements, 69.4% for tone, 92.2% for normal amniotic fluid volume, and 23.8% for breathing movements. Device use was well accepted with high user satisfaction.

Erlangen feasibility study

A prospective, single-center observational study conducted in Erlangen, Germany, completed in 2023. A total of 46 pregnant women were enrolled in gestational weeks 17+ 0 to 29 +6 weeks. The participants were enrolled in two cohorts, one using a prototype of Pulsenmore ES and the other using the Butterfly iQ.

The Butterfly iQ is a mobile ultrasound system that is certified for medical use. It has similar structure to the Pulsenmore ES device and also consists of a mobile ultrasound device that can be connected to a mobile phone or tablet by cable. The corresponding application can be downloaded and the cloud functions for saving images and videos. The preset for ultrasound in obstetrics was used. However, the Butterfly iQ device is not intended for self-scan by the patient at home and was designed for a healthcare professional utilization as a Point of Care ultrasound (POCUS).

The study found that two thirds of the women would be willing to perform the self-guided examination at home, but 87.0% would prefer live support by a professional. Concerns about their own safety and that of the child were expressed by 23.9% of the women. Success rates for locating the target structure for videos of the fetal heartbeat (n=46) were: Pulsenmore cohort (n=23) 65.2%, Butterfly cohort (n=23): 91.3%. Success rate for videos of the amniotic fluid in all four quadrants (n=46): Pulsenmore cohort (n=23) 43.5%, Butterfly cohort (n=23): 60.9%, and for videos of the fetal profile (n=28) Pulsenmore cohort (n=13) 15.4%, Butterfly cohort (n=15): 20%

Notably, this study revealed atypical results in the detection of fetal parameters using the Pulsenmore ES. We believe these findings may be attributed to the use of a prototype version of the device, which was significantly improved in later versions, or to inappropriate training of the readers.

Charite feasibility study for near term pregnancy monitoring

A prospective, observational study by Charite hospital, Germany, completed in 2024, evaluated the feasibility of Pulsenmore self-operated device for women near term. 50 women between 40 + 0 and 41 + 2 gestational weeks were included. The study aimed to evaluate whether the patient self-operated scans correlate with the routine scan. In addition, the study aimed to assess whether the mobile-based ultrasound system leads to a reduction in outpatient visits. The women completed a questionnaire as well to evaluate satisfaction, safety and the question of reduction of outpatient visits. The results showed 92% of scans were found to be adequate for analysis, 91,9% of the patients felt safe using the ultrasound device, 97.9% of women indicated that they would use such a device during pregnancy and in 81.6%, this would lead to a reduction of doctor’s consultations. Overall, the study revealed that the Pulsenmore ultrasound system is a viable solution for remote fetal assessment and could potentially lead to a cost and time alleviation.

Validation of fetal heart rate and maximal vertical pocket measurement tools

This prospective study was conducted in Belinson hospital, Israel, and completed in 2024. The aim of this study was to evaluate fetal heart rate (FHR) and maximal vertical pocket (MVP) measurements tools available on the Pulsenmore ES dashboard, for usability and accuracy. Pulsenmore ES scans were obtained by pregnant women in AG or CG mode. The scans were stored on a cloud for later interpretation by a health care professional. Each self-scan was immediately followed by a standard in-clinic US scan performed by a clinician. The asynchronous FHR and MVP measurements made on the AG and CG scans through the designated dashboard were analyzed and compared with the real-time, in-clinic measurements.

The study included 28 women. Rates of successful utilization of the Pulsenmore tool for measurement of FHR were 84.7 ± 11.24% of scans made in AG mode and 96.3 ± 6.35% of scans made in CG mode. Corresponding values for MVP were 91.7 ± 2.31% and 95.0 ± 1.73%. FHR accuracy (difference from in-clincic values) was 10.8 ± 7.5 beats per minute (bpm; 7.2%) in AG mode and 5.8 ± 5.1 bpm (4%) in CG mode. MVP accuracy was 1.3 ± 1.4 cm (22%) and 0.9 ± 0.8 cm (14%), respectively. Sensitivity (87.5% and 100% in AG and CG modes, respectively) and specificity (95% and 95.5% in AG and CG modes, respectively) were established for MVP.

Overall, the study demonstrated that FHR and MVP measurements obtained from scans captured by the self-operated Pulsenmore ES ultrasound platform are highly accurate and reliable for clinical use relative to standard in-clinic measurements.

Clalit real world data analysis

Data of Pulsenmore utilization was obtained from Clalit home ultrasound services which has implemented the Pulsenmore system in the AG mode. The established ultrasound reading center remotely interpreted over 140,000 scans through to January 2025 with over 98% precision of the following prenatal parameters: fetal cardiac activity, fetal movements and amniotic fluid volume - where each scan is designated as normal (all three parameters are observed and are OK), abnormal (at least one of the parameters is observed and is abnormal, i.e. no heartbeat, no movements or oligohydramnios/polyhydramnios), or inadequate (at least one of the parameters cannot be technically evaluated/observed). Following each scan, users are promptly contacted by healthcare professionals for either reassurance, further scanning instructions, or referral for additional follow-up care.

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In addition, a retrospective analysis of Clalit was conducted comparing maternal and neonatal outcomes among Pulsenmore ES users versus non-users between January 2020 and December 2022. The study compared two groups: 4,460 users of the Pulsenmore ES device and 102,707 non-users. Primary outcome measures were preterm delivery and a composite adverse neonatal outcome. Confounders were balanced between the groups using nearest neighbor matching with propensity scores. Multivariable analyses including the confounders were conducted in matched cohorts to obtain doubly robust estimates. A sensitivity analysis included those who began using the device before 22 gestational weeks and continued for more than 10 weeks. Safety was assessed by identifying any maternal, obstetrical, or neonatal complications plausibly linked to device use.

The study found users of Pulsenmore ES device had higher socioeconomic scores, were more primiparous and had a higher incidence of chronic disease and pregnancy complications. Preterm birth rates and adverse neonatal outcomes did not differ between groups.  The median total home ultrasound scan count was 8, with a median duration of use of 13.6 weeks. Most women (91%) used the device starting from their second trimester. The study key finding was that device utilization, both overall and stratified by actual utilization degree, was safe and not associated with any maternal, obstetrical or neonatal adverse pregnancy outcomes.

Utilization of the Pulsenmore ES Device in High- Risk Pregnancy:

Hybrid model for monitoring high risk pregnant women

A study was conducted in Sheba hospital, Israel, completed in 2024, which recruited 20 women with gestational diabetes (GDM) beyond 32 gestational weeks. All women participated in a 4-week prospective study of alternating remote and in-clinic visits . The in-clinic and remote visits were compared.  Remote assessments began with women self-measuring vital signs and using a digital urine dipstick. The remote encounter started with a midwife performing anamnesis and remotely connecting women to the fetal nonstress test. A physician concluded the meeting with remote sonographic assessment of amniotic fluid maximal vertical pocket that together with the nonstress test provided the modified biophysical profile assessment (mBPP), using the Pulsenmore ES device for evaluation AFV as part of the mBPP test, and ongoing glycemic control assessment. The feasibility of remote visits were assessed, compared visit durations, evaluated women’s satisfaction using a questionnaire, examined glucose documentation adherence during hybrid care compared with the following period until birth, and assessed GD-related clinical outcomes.

Results indicated that remote visits had a success rate of 97.4% (38 of 39), with significantly shorter durations compared with in-clinic visits (median 59.0 min vs. 159.0 min). Women expressed high satisfaction (6.6 of 7), and adherence with recording fasting glucose values during the study period was 30% higher than the following period until birth (92.2% vs. 61.8%). Notably, none required induction of labor for glycemic control imbalance, and there were no cases of macrosomia, shoulder dystocia, or neonatal hypoglycemia. Overall, the hybrid approach to maternal-fetal care for GD demonstrated feasibility, safety, time efficiency, improved patient satisfaction, and enhanced glycemic control adherence.

Following this pilot, Sheba beyond, the first virtual hospital in Israel, implemented a model of Hospital at Home (HaH) for High-Risk Pregnant women offering a promising alternative to prolonged hospital admissions, empowering women while maintaining quality of care. This study investigated a hybrid model integrating remote visits and tele-home monitoring with bi-weekly hospital visits, using remote technologies including Pulsenmore fetal ultrasound. 93 women were included in the program, with good pregnancy outcome and saving 1200 hospital admission days (12.9 days per patient). High patients’ satisfaction was recorded.

Anxiety following recurrent pregnancy loss

Two RCT studies, investigated the impact of telemedicine visits, using the Pulsenmore home ultrasound, on maternal anxiety and antenatal attachment. The studies conducted in Wolfoson hospital, Israel and completed in 2024. The first study (study 1) included women with a history of recurrent pregnancy loss (2 or more prior abortions), and the second study (study 2) included women with previous late pregnancy loss (beyond 20 weeks of gestation). Each study included 50 women who were randomized 1:1 into 2 groups: Control group, which received standard high-risk prenatal care, or the study group, which received additional twice-weekly home-ultrasound sessions. The home ultrasound scans assess fetal pulse, movements and amniotic fluid volume, aiming to provide maternal reassurance. Patients performed the scans themselves using the Pulsenmore ES device, with real-time guidance from a physician (using the CG mode). Remote ultrasound session duration was 5 minutes on average. Maternal anxiety and attachment were assessed using validated questionnaires. The primary outcome measure was anxiety levels measuring the Stait Trait Anxiety Inventory (STAI) and Maternal Antenatal Attachment Scale (MAAS) score.

In both studies, there were no differences in demographics or pregnancy outcomes between groups. The primary outcome (STAI score at the last visit) was significantly lower in the device group compared to the control group (30 [20-61] vs 40 [22-78], P=.037). In study 1, the device group exhibited a greater reduction in STAI scores between the first and last visits (-14 [-44 –(13)] vs -2 [-32-(26)],P=.045) and a significantly higher MAAS score at the end of the follow-up period (78.5 [46-90] vs 75 [46-87], P=.046). In study 2, it was found that the device group had less unscheduled emergency department visits during this time compared to control. Also, it was found that the device group had less unscheduled emergency department visits during this time compared to control. Overall, it was found that incorporating home-ultrasound visits into prenatal care in patients with prior pregnancy loss may significantly reduce maternal anxiety and enhance maternal attachment. These findings suggest that home ultrasound technology can be a valuable tool in managing maternal anxiety in patients with prenatal maternal anxiety.

Remote, modified Biophysical Profile (mBPP) using the Pulsenmore ES device

A study conducted in Sheba hospital, completed in 2024 evaluated modified BPP remotely using the Pulsenmore ES device for amniotic fluid volume assessment and a remote non-stress test belt for fetal heart rate evaluation. 10 women (40 gestational weeks) were recruited in total. Nine women (90%) successfully completed the remote mBPP assessment, which included both fetal heart rate and amniotic fluid volume measurements.

Two studies evaluating remote BPP using the Pulsenmore ES device were completed in 2024 in Beilinson hospital, Israel (30 patients), and in the university of Michigan, USA (25 patients). The purpose of the studies was to assess feasibility and proof of concept that the Pulsenmore ES device can be used to complete BPP for fetal well being. Patients underwent remote BPP test evaluating the four sonographic variables of the BPP (fetal movement, fetal breathing, fetal tone, and amniotic fluid volume). Following the remote session with the Pulsenmore device in a CG mode, patients underwent a standard in-clinic BPP test by an independent physician blinded to the remote session results. The results showed that Pulsenmore ES and in-clinic standard scans showed 92.7% BPP score agreement (51/55). Amniotic fluid volume (MVP >2 cm) and fetal movement scores were 100% consistent between modalities. In addition, there was 100% agreement in evaluating cardiac activity, amniotic fluid volume, fetal presentation and placental location. The mean duration for remote BPP using Pulsenmore ES was 8.3 ± 3.54 minutes, compared to 4.6 ± 3.33 minutes for in-clinic tests. Remote scans took longer due to clinician guidance but remained under 10 minutes. Women reported high satisfaction and a positive experience with the Pulsenmore ES device. Overall the study demonstrated the feasibility of the Pulsenmore technology to conduct effectively remote BPP.

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Ongoing studies

Improved usability of Pulsenmore ES mobile App

In 2024 we initiated an uncontrolled usability clinical trial in Meir hospital, Israel, to improve training and scanning instructions in the early (14 – 19 GW) and late (29 – 40 GW) weeks of pregnancy. The study is ongoing. A total of up to 50 pregnant women will participate in the study. Phase 1 was used for observation and testing of new scanning instructions. 20 subjects were already completed the study in phase 1. Based on the resulted observations, improved mobile version and scanning instructions were developed. Phase 2 is expected to be initiated soon and include testing the improved version with more 20-30 subjects before commercial release.

Pre-labor maternal pushing training using visual biofeedback by Pulsenmore home ultrasound

An ongoing randomized controlled study, initiated in 2023 in Beilinson hospital and Tel Aviv university, is evaluating the efficacy of pre-labor visual biofeedback, facilitated by Pulsenmore device, in improving maternal and neonatal outcomes in childbirth. 260 patients are expected to be recruited to the study.

Pipeline products of home ultrasound

Pulsenmore FC

During 2024, the Pulsenmore FC device was evaluated in a single-center clinical study conducted at the Rabin Medical Center in Israel under Prof Yoel Shufaro and approved by the institutional review board, or IRB, of the clinical site. The study was used to test whether patient self-scans with the Pulsenmore FC device, could be used for ovarian and endometrial monitoring. Participants were trained to visualize the uterus and ovaries using the Pulsenmore FC device. Patients independently obtained scans, which were read blindly and compared to in-clinic scans for ovaries and uterus visualization, follicles number, size, and endo material thickness (EMT). A total of 48 patients completed the study. The primary safety endpoint was incident of device related, or procedure related serious adverse events and primary efficacy endpoint was image quality by comparing the clinician guided Pulsenmore FC scans to conventional ultrasound in in-clinic visits. There were no device related or procedure related serious adverse events reported. Overall the study demonstrated that the number and size of follicles, and the endometrial thickness as measured by the Pulsenmore FC device are comparable to those measured by the standard in-clinic ultrasound. The Pulsenmore FC scans can provide a reliable diagnosis of the appropriate timing for ovulation triggering prior to oocyte retrieval. with patients and sonographers reporting high satisfaction and good user experience.

Pulsenmore MC

During 2023, the Pulsenmore MC device was evaluated in a single center pilot study conducted at Soroka University Medical Center, Israel under Dr. Lior Fuchs and approved by the IRB of the clinical site. The study was used to test whether high-risk elderly hemodialysis patients could produce high-quality lung ultrasound images using the Pulsenmore MC device at home. Nine participants were trained to self-scan “Zone 1” of the anterior chest wall using the Pulsenmore MC device and performed self-scans at home using the device to assess for signs of fluid overload. As published in the Journal of Clinical Medicine in January 2025, patient-generated images demonstrated high reliability (92% highly reliable or reliable) and were non-inferior to ultrasound images generated by physicians with substantial B-line classification agreement. Overall the study demonstrated the feasibility of Pulsenmore MC utilization by high-risk elderly patients for self-scan and generation of reliable ultrasound images to evaluate chest fluid overload warranting further investigation through larger-scale and long term studies.

Marketing and Distribution Strategy

Our marketing strategy is focused on developing and expanding the “home” segment of the larger ultrasound prenatal care market. Our marketing campaigns, developed based on our clinical evidence, are multi-channel, regionally specific and focused on positioning the Pulsenmore ES platform as a practical, safe, and effective solution for remote sonographic fetal assessment that will lead to improved resource management, greater patient access and care, and increased patient engagement, convenience, and satisfaction.

Our customers vary depending on the country and business model. We routinely engage with multiple stakeholders, including physicians, sonographers, patients, hospital systems, third-party service providers, and insurance companies. We currently have direct sales to insurance or HMO organizations and hospitals. In the future we will expand this to include direct sales to patients, in combination with physicians, hospital systems, employers, and third-party imaging service providers.

Our distribution strategy varies depending on the regional and country needs. We believe a hybrid strategy is an effective way to develop the distribution in many countries, whereas we directly develop the initial reference accounts or with a distribution partner. We believe our products offer a significant opportunity for our partners and providers to deliver improved clinical care, cost-effectively while providing the ability to generate additional revenues.

Currently we conduct direct sales in Israel and have regional commercial leaders in each of the major regions, including Europe, Asia-Pacific, and the Americas where we already have regulatory approval to sell products. In the future, markets like the United States and Japan will require a more regional based mix of resources to kick off and accelerate the growth. We maintain our global marketing, clinical, and product management resources in our Israel Headquarters.

We received several awards including most recently winning #PM360 Innovators Submission; Two first prizes from the American Institute of Ultrasound in Medicine (AIUM); A silver medal at the 31st Annual National Health Information Awards; The Gold Winner in the Personal Digital Health Fall 2023 Awards; 1st Prize Winner at the UltraCon Shark Tank Awards; Top Design at the European Product Design Awards and Bronze Winner from the International Design Awards.

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Service and Support

We run a technical and customer services team to address field inquiries, troubleshoot product issues, facilitate sales activities and support the commercial activities of our direct offices and our international distributors. We provide immediate technical response to our physician customers and distributors all year around. In the event that an issue arises, our technical support personnel will work with our customers to determine if a technical issue may be resolved over the telephone or requires service support. In markets where we do not have our own service engineers, the service and support of our products are managed by our independent distributors.

We warrant our products against defects in materials and workmanship under normal use and service for a period of up to 18 months from the date of delivery. If a product fails and we are unable to fix it we’ll replace it within the warranty period according to the warranty terms.

Manufacturing and Supply

We rely on a number of subcontractors to manufacture our products while maintaining control over the overall production and assembly process. These manufacturing subcontractors provide us with partially assembled products. Selective outsourcing allows us to carry lower inventory levels and maintain fixed unit costs without incurring significant capital expenditures that would be in place if products were entirely self-manufactured. The electronic board inside our products is assembled by subcontractors in China, Japan or South Korea, with some of the components purchased by the subcontractors and some supplied by us. The packaging of the product is supplied by different subcontractors in South Korea and Israel. We assemble the final device in Israel, adding ancillary components including software. We control and monitor the quality of our products in our headquarters in Israel, where the final assembly and packaging of products is completed. We are not heavily dependent on any of our manufacturing subcontractors, and to date, we have not experienced any significant manufacturing delays.

We believe our partially outsourced manufacturing processes complies with all applicable U.S. and international quality and safety standards, such as ISO 13485:2016, CE and the FDA GMP quality system regulations.

Research and Development

Our research and development activities are conducted internally by a team of 33 research and development staff based mainly in Israel. The focus of our R&D team is to provide technological innovation and associated intellectual property that expands the value proposition of our technologies and the Products. Our research and development efforts are focused on improving and upgrading the Products as well as the development of new applications for the existing Products for additional clinical indications.

Our R&D department plays a pivotal role in our innovation engine, driving the development of advanced medical technologies with a focus on ultrasound systems for home-use. Based primarily in Israel, our multidisciplinary team includes highly skilled professionals in hardware engineering, firmware, software, mechanics, biomedical engineering, and physics. The department operates under a quality management system certified to ISO 13485, and adheres strictly to international standards such as IEC 60601 to ensure the safety and efficacy of our medical devices.

Our expertise includes:

●	Full-cycle hardware engineering, including custom PCB design, high-speed data acquisition, power management, and miniaturized electronics tailored for portable ultrasound imaging.

●	Integration of advanced beamformers and ultrasound front-end electronics into new-generation systems, designed to meet demanding performance, power, and size constraints.

●	Development of smart accessory devices that interface directly with iOS (Made for iPhone - MFi) and Android smartphones. These devices are developed and manufactured in-house, with MFi certification experience and familiarity with wireless and USB-based interfaces.

●	Cloud-based software integration, including firmware and connectivity layers, allowing secure data transmission, remote diagnostics, and patient monitoring, all aligned with modern healthcare IT and cybersecurity standards.

●	Design and implementation of custom mechanical and electromechanical production tools to support assembly, calibration, and testing in manufacturing environments.

Our R&D is familiar with global regulatory frameworks. The R&D team actively manage and document ECOs (Engineering Change Orders), DMR (Device Master Records), risk management files, and verification/validation reports in accordance with design control and regulatory audit requirements.

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In addition, the R&D team serves as our focal point for intellectual property, managing aspects of patent development, office actions, and long-term IP strategy - supporting both innovation and competitive advantage.

Our research and development expenditures for the years ended December 31, 2024, 2023 and 2022 were approximately NIS 20.1 million (approximately $5.5 million), NIS 31.4 million (approximately $8.6 million) and NIS 29.6 million (approximately $8.1 million), respectively. Our research and development expenditures for the six months ended June 30, 2025 and 2024 were approximately NIS 8 million (approximately $2.4 million) and NIS 9.8 million (approximately $2.9 million), respectively.

Competition

Our industry is subject to intense competition, rapid changes and is highly sensitive to the introduction of new imaging diagnostics products or other market activities by ultrasound-specific industry participants. To our knowledge, the Pulsenmore ES is the only product in the market that is intended for use by the lay person in a non-clinical setup, i.e. home. Although we believe that we do not directly compete with other companies, we compete indirectly and in the future, we may directly compete with other companies developing mobile ultrasound devices, including those that offer a complementary telemedicine and telehealth component that might facilitate remote use by the lay person. These competitors include established companies with significant financial and human resources, established reputations, brand name recognition, broader product lines, and larger customer bases and also new entrants. The market is characterized by extensive research efforts and rapid technological progress, making it highly competitive. Key competitors include companies with devices designed for remote diagnostics and patient monitoring such as the VScan marketed by GE Healthcare and the Butterfly Network IQ+. Among the largest and longest-standing ultrasound providers in the world is the GE Group, which is a shareholder in our company. GE Precision also is subject to certain non-compete restrictions, preventing it from distributing competing products during an exclusivity period, except under specific exceptions as set forth in the GE Distribution Agreement, including until a minimum purchase order threshold for Pulsenmore ES is met and if there are problems with Pulsenmore ES or the delivery of Pulsenmore ES that are not remediated during the timeframe set forth in the GE Distribution Agreement. Any business combinations or mergers among our competitors that result in larger competitors with greater resources or distribution networks could further increase competition in the market. There are also many smaller companies, including a handful of Chinese manufacturers that compete with us in the mobile ultrasound space.

To compete effectively, we must demonstrate that our mobile ultrasound devices are attractive alternatives to other telehealth solutions by differentiating them based on performance, and price. We have encountered and expect to continue to encounter potential customers who, due to existing relationships with our competitors, are committed to or prefer the products offered by these competitors. Competitive pressures may result in price reductions and reduced margins for our products over time. To our knowledge, we have no direct competitors in the field of ultrasonic imaging products that match the performance level of our miniaturized, portable, simple to operate device, which is specifically intended for home use and is equipped to provide remote medical interpretation.

Other medical companies, academic and research institutions, or others may develop new technologies, including medical devices, telehealth platforms, and obtain regulatory approval for products utilizing such techniques that are more effective or less expensive than our current or future products.

In the field of pregnancy monitoring, we believe the Pulsenmore ES offers a solution at a more affordable price compared to our competitors whereas new wireless mobile products intended for skilled medical staff, such as those from Butterfly Network, typically cost around $2,000 plus an annual usage fee of about $400. Doppler monitors which are also available to pre-natal women and track the fetus through a mobile app, are generally unreliable and not approved by regulatory bodies unless they are used in a clinical setup.

In the field of follicle size imaging, alternative ultrasound products price range from tens to hundreds of thousands of dollars and require expert operation. Recently, companies like Clarius have developed portable and wireless compact ultrasonic products for medical staff, costing several thousand dollars. However, these devices are not yet approved for home use or for automatically transmitting ultrasound videos from home by lay user to doctors or technicians. Earlier disclosed ovulation monitors (such as that of U.S. Patent 5,209,238, published in 1993) have not found practical applications and success. Similar attempts have been made by others, such as VisOvum Ltd. in the UK (U.S publication 2023/0139828), but no commercially successful product has emerged.

Intellectual Property

Intellectual property is an important aspect of our business and we seek protection for our intellectual property rights as appropriate. To establish and protect our proprietary rights, we rely on a combination of patent, copyright, trade secret and trademark laws, know-how and continuing innovation, and contractual restrictions such as confidentiality agreements, licenses, and intellectual property assignment agreements. We strive to protect the proprietary technologies that we believe are important to our business, including seeking and maintaining patent protection intended to cover our products.

Our success depends in part on our ability to: (a) obtain, maintain, protect and enforce intellectual property and other proprietary rights for our current and future technology, inventions, improvements, and know-how we consider important to our business, (b) preserve the confidentiality of our trade secrets, (c) defend and enforce our intellectual property rights, (d) operate without infringing, misappropriating, or violating the intellectual property and other proprietary rights of others, and (e) prevent others from infringing, misappropriating, or violating our intellectual property and other proprietary rights. Our policy is to seek to protect our proprietary position by, among other methods, pursuing and obtaining patent protection in the United States and in jurisdictions outside of the United States related to our proprietary technology, inventions, and improvements that are important to the development and implementation of our business. Our patent portfolio is intended to cover components of our system and algorithms run thereon, their methods of use, and any other inventions that are commercially important to our business. We also rely on trademarks, trade secrets, and know-how to develop and maintain our proprietary position.

As set forth in the tabular form below, as of September 1, 2025, our patent portfolio included 33 granted patents, of which 4 are U.S. patents and 26 are foreign patents, as well as 66 pending patent applications, of which 11 are U.S. patent applications and 55 are foreign patent applications. The granted U.S. patents are expected to expire between February 7, 2037 and May 9, 2039, in each case taking into account awarded patent term adjustments and extensions and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees. The claims of these owned patents and patent applications are directed toward various aspects of our Pulsenmore System of ultrasound programs. We continue to seek to expand the scope of our patent protection for our technology.

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Description	Patent No./Application No.	Expected Expiration Date	Status	Country
	2,972,005	12.25.35	Granted	Canada
Device and system for monitoring internal organs of a human or animal	236484	12.25.34	Granted	Israel
	3,236,855	12.13.35	Granted	Spain, France, UK, Italy
	2965922	12.13.35	Granted	Spain
	6726193	12.13.35	Granted	Japan
	EPT 56102/2023	12.13.35	Granted	Austria
	602015086573.1	12.13.35	Granted	Germany
	10,610,194	2.11.37	Granted	United States

Remotely controlled ultrasound transducer	2,979,624	3.21.36	Granted	Canada
	237980	3.26.35	Granted	Israel
	6749933	3.21.36	Granted	Japan
	10,361,833	2.7.37	Granted	United States

Base for an ultrasonic system	60 2016 037100.6	3.21.36	Granted	Germany
	EP3273862	3.21.36	Granted	France, UK, Netherlands , Spain

Complete system for connecting sensors to smart devices	3,018,243	3.23.37	Granted	Canada
	60 2017 088 697.1	3.23.37	Granted	Germany
	EP 3,433,581	3.23.37	Granted	UK
	3,433,581 244746	3.23.37 3.24.36	Granted Granted	Spain Israel
	10-2361060	3.23.37	Granted	South Korea
	10,956,355	2.11.38	Granted	United States

Wearable ultrasonic device	255098	10.17.37	Granted	Israel
	7281460	10.7.38	Granted	Japan
	12,059,294	5.9.39	Granted	United States

Complete system for connecting sensors to smart devices	2019-501778	23/03/2037	Pending	Japan

Wearable ultrasonic device	3,078,302	07/10/2038	Pending	Canada
	18868397	07/10/2038	Pending	Europe
	18/762,334	07/10/2018	Pending	United States

A system for acquiring ultrasound images of an organ of a human body	20211262613		Pending	Australia
	3180186		Pending	Canada
	202180032113		Pending	China
	21895454.4		Pending	Europe
	297156		Pending	Israel
	2022-565560		Pending	Japan
	17/920,948		Pending	United States
	2021265595		Pending	Australia
	3180182		Pending	Canada
	2021265597		Pending	Australia
	3180167		Pending	Canada
	202180032195.6		Pending	China
	21795277.9		Pending	Europe
	297160		Pending	Israel
	2022-565558		Pending	Japan
	17/920,967		Pending	United States

A system and a method for allowing a non-skilled user to acquire ultrasound images of internal organs of a human body	202180032117.6		Pending	China
	21797312.2		Pending	Europe
	297157		Pending	Israel
	2022-565561		Pending	Japan
	17/920,951		Pending	United States

A system for acquiring ultrasound images of internal body organs	2021262615		Pending	Australia
	3180176		Pending	Canada
	202180032196.0		Pending	China
	21795275.3		Pending	Europe
	297159		Pending	Israel
	2022-565562		Pending	Japan
	17/920,963		Pending	United States

Medical follicles assessment device	300845		Pending	Israel
	2022334923		Pending	Australia
	BR1120240034240		Pending	Brazil
	3,229,261		Pending	Canada
	202280066620.8		Pending	China
	22860777.6		Pending	Europe
	2024-512210		Pending	Japan
	10-2024-7007706		Pending	Korea
	18/685,031		Pending	United States

Improved medical follicles assessment device	IL2023/050588		Pending	PCT- WIPO
	19/099,920		Pending	United States

Automated apparatus and process for stacking and bonding acoustic stack components of ultrasonic transducer	298736		Pending	Israel

Medical follicles assessment device with ergonomic grip	202380078226.0 23897051.1 2506018.7 2025-526665 19/120,046		Pending Pending Pending Pending Pending	China Europe UK Japan United States
	IL2023/051218		Pending	PCT-WIPO

Automated dicing process for acoustic stack elements of ultrasonic transducer	313373		Pending	Israel

Method and System for Retroactive M-Mode and BPP	310480		Pending	Israel
	IL2025/050033		Pending	PCT-WIPO

Fertility Kit	311869	Pending	Israel
	19/089,757	Pending	Unites States

Lens assembly apparatus	316834	Pending	Israel

Audio-guided ultrasound	313100	Pending	Israel

Ovulation monitor	307886	Pending	Israel

A robotic system for adhering an acoustic stack to an acoustic backing block	310481	Pending	Israel

Apparatus and method	293427	Pending	Israel
for detecting fluid-related	18/868,828	Pending	United States
conditions in a patient

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Typically, we initially submit applications to the Israeli Patent Office, then, we continue by filing international patent applications under the Patent Cooperation Treaty (PCT), which is an international patent law treaty that provides a unified procedure for filing a single initial patent application to later seek patent protection for an invention in any number of the member states of the PCT. A PCT application acts as a placeholder allowing the applicant to seek protection in any of the member states through national-phase applications.

We also have registered design patents and patent applications as well as trademark rights in our name, logo and other brand elements, including trademark registrations for select marks in the United States and other jurisdictions around the world, including “PULSENMORE (including the logo design)”.

We pursue the registration of domain names for websites that we use and that we consider material to the marketing of our products, including the Pulsenmore.com domain.

We generally seek to enter into confidentiality agreements and proprietary rights agreements with our employees and consultants and to control access to, and distribution of, our proprietary information. However, we cannot guarantee that all applicable parties have executed such agreements. Such agreements can also be breached, and we may not have adequate remedies for any such breaches.

Intellectual property laws, procedures, and restrictions provide only limited protection, and any of our intellectual property rights may be challenged, invalidated, circumvented, infringed, misappropriated, or otherwise violated. Furthermore, the laws of certain countries do not protect intellectual property and proprietary rights to the same extent as the laws of the United States, and we therefore may be unable to protect our proprietary technology in certain jurisdictions.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or obtain and use our technology to develop products and services with the same functionality as our products. Policing unauthorized use of our technology is difficult. Our competitors could also independently develop technologies like ours, and our intellectual property rights may not be broad enough for us to prevent competitors from selling products and services incorporating those technologies. For more information regarding the risks relating to intellectual property, see “Item 3.B. Risk Factors — Risks Related to Our Intellectual Property.”

Government Regulations

Our ultrasound technology is subject to extensive regulation in the United States by the FDA and by corresponding state regulatory agencies and authorities. Likewise, we are subject to extensive medical device regulations and requirements in other countries, such as Israel, the EU and in other jurisdictions that we operate in. These regulations pertain to the development, evaluation, manufacturing, suppliers, customer complaints, labeling, privacy, sale, advertising, clinical trials, promotion, distribution, importing and exporting, shipping and servicing of our Pulsenmore Products. The FDA and other regulatory authorities oversee the suitability and effectiveness of our quality system, record-keeping procedures, safety alerts, recalls, market withdrawals, removals and field corrective actions, post-market surveillance, including reporting of deaths or serious injuries and malfunctions that, if they were to occur, could lead to death or serious injury.

In some jurisdictions, such as the United States, the European Union (under MDR), South Korea and Israel, we must complete an application or certification process with the relevant regulator or notified body, which includes submitting the results of clinical trials or investigations for their review. In other jurisdictions, such as certain countries in Asia and South America, we are required to self-certify that our devices meet the applicable standards (which may include the completion of satisfactory clinical trials) but without the requirement of a formal application with, or review of clinical trials by, the relevant regulatory body. In most of the countries we are subject to audits.

In addition to the requirements regarding product clearance or certifications, many countries also impose product standards, packaging requirements, environmental requirements, labeling requirements and import and export restrictions on our products. Each country also has its own tariff regulations, duties and tax requirements. Failure to comply with applicable regulatory requirements may result in fines, suspension or withdrawal of marketing authorizations, product recalls, seizure of products, operating restrictions, criminal prosecution, or other consequences.

Pulsenmore ES is an approved medical device in Israel, Brazil and Australia and has CE certification for the EU. During 2020, we submitted a 510(k) application to the FDA however the FDA indicated that a de novo application is the proposed method of application for Pulsenmore ES. Following extensive dialogue with the FDA, in December 2024, we submitted a de novo application to the FDA for clearance of the Pulsenmore ES, and subject to receiving such clearance, we intend to commence selling the product in the United States.

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United States

In the United States, the FDA and its implementing regulations govern the following activities to ensure that medical products distributed within the United States are safe and effective for their intended uses:

●	product design and development;
●	product testing, including pre-clinical and clinical testing;
●	product manufacturing;
●	product safety and efficacy;
●	product labeling and packaging;
●	product installation and storage;
●	sterilization of product;
●	record keeping;
●	premarket clearance or approval;
●	advertising and promotion;
●	manufacturing and production;
●	product sales and distribution;
●	import, export and shipping;
●	establishment registration and device listing;
●	recalls, field safety corrective actions and post-market surveillance; and
●	privacy and cyber security.

FDA’s Premarket Clearance and Approval Requirements

Unless an exemption applies, each medical device we wish to commercially distribute in the United States requires 510(k) clearance, de novo review, or premarket approval (PMA). The FDA classifies medical devices into one of three classes - Class I, Class II or Class III - depending on the degree of risk associated with each medical device and the extent of manufacturer and regulatory control needed to ensure safety and effectiveness. Class I includes devices with the lowest risk to the patient and are those for which safety and effectiveness can be assured by adherence to the FDA’s General Controls for medical devices, which include compliance with the applicable portions of the QSR, facility registration and product listing, reporting of adverse medical events, and truthful and non-misleading labeling, advertising, and promotional materials. Class II devices are subject to the FDA’s General Controls, and Special Controls as deemed necessary by the FDA to ensure the safety and effectiveness of the device. These Special Controls can include performance standards, post-market surveillance, customer registries and FDA guidance documents. While most Class I devices are exempt from the 510(k) premarket notification requirement, manufacturers of most Class II devices are required to submit to the FDA a premarket notification under Section 510(k) of the FDA requesting permission to commercially distribute the device. The FDA’s permission to commercially distribute a device subject to a 510(k) premarket notification is generally known as 510(k) clearance.

510(k) Clearance Pathway

When a 510(k) clearance is required, a premarket notification must be submitted to the FDA to demonstrate that the proposed device is “substantially equivalent” to a legally marketed predicate device. This process typically takes three to twelve months but can be longer if additional information, including clinical data, is needed. The FDA reviews the submission to determine if it contains all necessary information. If accepted, the FDA conducts a substantive review, which by statute should be completed within 90 days, though it often takes longer. If the device is found to be substantially equivalent, it receives clearance for commercial marketing.

If the FDA determines that the device is not substantially equivalent or is classified as Class III, the sponsor must meet the more rigorous premarket approval (PMA) requirements or seek reclassification through the de novo process. Any significant modifications to a 510(k)-cleared device require a new 510(k) clearance or possibly a PMA application. The FDA can review and disagree with a manufacturer’s determination regarding the need for a new submission. Recent FDA proposals aim to modernize the 510(k) process, potentially increasing requirements for clinical data and extending review periods.

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De Novo Classification Request

The de novo classification request is an alternative pathway for classifying novel medical devices that do not have a legally market predicated device, but the technology was created for other applications with some changes. This alternative pathway allows for the classification of devices into Class I or II based on a risk-based evaluation. There are two main options for submitting a de novo request. A manufacturer can submit a petition for direct de novo review if the manufacturer is unable to identify an appropriate predicate device and the new device or new use of the device presents a moderate or low risk.

The second option for submitting a de novo request is the option we have used in our FDA application for the Pulsenmore ES, submitted to the FDA in December 2024 and is only available to a company after a not substantially equivalent determination (NSE) is made in response to a 510(k) submission. A subsequent request for de novo classification must be made by the sponsor to the FDA within 30 days of receipt of the NSE. During 2020, we submitted a 510(k) application to the FDA however the FDA however the FDA made an NSE determination indicating that a de novo application is the proposed method of application for Pulsenmore ES.

Premarket Approval Pathway

A PMA must be submitted to the FDA if the device cannot be cleared through the 510(k) process. A PMA must be supported by extensive data, including, but not limited to, technical, preclinical, clinical trials, manufacturing and labeling, to demonstrate the safety and effectiveness of the device to the FDA’s satisfaction.

Clinical Trials

Clinical trials are almost always required to support a PMA or a de novo request and are sometimes required to support a 510(k) submission. All clinical investigations of devices to determine safety and effectiveness must be conducted in accordance with the FDA’s investigational device exemption, or IDE, regulations which govern investigational device labeling, prohibit promotion of the investigational device, and specify an array of recordkeeping, reporting and monitoring responsibilities of study sponsors and study investigators.

In addition, the study must be approved by, and conducted under the oversight of, an IRB for each clinical site. If the device presents a non-significant risk (like in our case) to the patient, a sponsor may begin the clinical trial after obtaining approval for the trial by one or more IRBs without separate approval from the FDA, but must still follow abbreviated IDE requirements, such as monitoring the investigation, ensuring that the investigators obtain informed consent, and labeling and record-keeping requirements.

During a study, the sponsor is required to comply with the applicable FDA requirements, including, for example, trial monitoring, selecting clinical investigators and providing them with the investigational plan, ensuring IRB review, adverse event reporting, record keeping and prohibitions on the promotion of investigational devices or on making safety or effectiveness claims for them. The clinical investigators in the clinical study are also subject to FDA’s regulations and must obtain customer informed consent, rigorously follow the investigational plan and study protocol, control the disposition of the investigational device, and comply with all reporting and recordkeeping requirements. Additionally, after a trial begins, we, the FDA or the IRB could suspend or terminate a clinical trial at any time for various reasons, including a belief that the risks to study subjects outweigh the anticipated benefits.

Post-Market Regulation

After the FDA permits a device to enter commercial distribution, numerous regulatory requirements apply, including, but not limited to:

●	the QSR which requires manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the manufacturing process;
●	establishment registration and device listing with the FDA;
●	clearance or approval of certain product modifications to 510(k)-cleared or PMA-approved devices;
●	labeling regulations and FDA prohibitions against the promotion of products for uncleared, unapproved or “off-label” uses;
●	advertising and promotion requirements;
●	medical device reporting regulations, which require that manufacturers report to the FDA if their devices may have caused or contributed to deaths or serious injuries or malfunctioned in ways that would likely cause or contribute to deaths or serious injuries if the malfunctions were to recur;
●	medical device correction, removal and recall reporting regulations, which require the manufacturers to report to the FDA corrections, removals and recalls if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDA that may present a risk to health;
●	the FDA’s recall authority, whereby the agency can order device manufacturers to recall from the market a product that is in violation of governing laws and regulations; and
●	post-market surveillance regulations, which apply when deemed by the FDA to be necessary to protect the public health or to provide additional safety and effectiveness data for the devices.

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We may be subject to similar foreign laws that may include applicable post-marketing requirements such as safety surveillance. We are required to manufacture our products in compliance with the QSR and the international quality-management standard for medical systems ISO 13485:2016. The QSR and ISO 13485 cover the methods and documentation of the design, testing, control, manufacturing, production, processes, controls, labeling, quality assurance, packaging, storage, distribution, shipping, installation and servicing of our products. The QSR also requires, among other things, maintenance of a device master file, device history file and complaint files. As a manufacturer, our facilities, records and manufacturing processes are subject to periodic scheduled or unscheduled inspections by the FDA and other regulators. Our failure to maintain compliance with the QSR or other applicable regulatory requirements could result in the shut-down of, or restrictions on, our manufacturing operations and the recall or seizure of our products. The discovery of previously unknown problems with any of our products, including unanticipated adverse events or adverse events of increasing severity or frequency, whether resulting from the use of the device within the scope of its clearance or off-label by a physician in the practice of medicine, could result in restrictions on the device, including the removal of the product from the market or voluntary or mandatory device recalls.

The FDA and foreign regulatory authorities have broad post-market and regulatory enforcement powers. We are subject to unannounced inspections by the FDA and foreign regulatory authorities to determine our compliance with the QSR and other regulations, and these inspections may include the facilities of our contract manufacturers.

Failure to comply with applicable regulatory requirements can result in enforcement action by the FDA, which may include any of the following sanctions:

●	warning or untitled letters, fines, injunctions, consent decrees and civil penalties;
●	unanticipated expenditures, repair, replacement, refunds, withdrawals, recalls, import alerts, administrative detention and refusal or seizure of products;
●	operating restrictions, partial suspension or total shutdown of production;
●	refusing or delaying requests for 510(k) clearance of new products or modified products or new intended uses;
●	withdrawing 510(k) clearance that have already been granted;
●	refusing to grant export approvals; and
●	criminal prosecution.

The FDA also has the authority to require us to repair, replace or refund the cost of any medical device that we have manufactured or distributed. If any of these events were to occur, they could have a material adverse effect on our business.

We are also subject to a wide range of federal, state and local laws and regulations, including those related to the environment, health and safety, land use and quality assurance. We believe that we are in compliance with these laws and regulations as currently in effect, and our compliance with such laws will not have a material adverse effect on our capital expenditures, earnings and competitive and financial position.

State Corporate Practice of Medicine Laws

Our clinics’ operations and our employment of physicians who run clinical trials and post-market studies at such clinics may be subject to various state laws, commonly referred to as corporate practice of medicine laws, which are intended to prevent unlicensed persons from practicing medicine or otherwise interfering with or influencing a physician’s professional judgment in providing professional services. These laws vary from state to state and are subject to broad interpretation and enforcement by state regulators. A determination of non-compliance against us could lead to adverse judicial or administrative action, civil or criminal penalties, receipt of cease-and-desist orders from state regulators, and/or restructuring of these arrangements.

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Other Healthcare Laws

Although none of our products or procedures using our products are currently covered by any state or federal government healthcare programs, or any private commercial payor, we may be subject to a number of foreign, federal and state laws and regulations that may restrict our business practices, including, without limitation, anti-kickback, self-referral, false claims, and transparency laws and regulations related to payments and other transfers of value made to physicians and other health care professionals. The US government has interpreted these laws broadly as they apply to the marketing and sales activities of manufacturers and distributors. Companies targeted in such prosecutions and in civil litigation have paid substantial fines, penalties and settlements in the hundreds of millions of dollars or more, have been forced to implement extensive corrective action plans, can be excluded from federal health care programs, and have often become subject to consent decrees, settlement agreements or corporate integrity agreements severely restricting the manner in which they conduct their business. Violations of any of these laws may result in administrative, civil and criminal penalties, disgorgement, imprisonment and contractual damages. Many U.S. states and countries outside the United States have similar fraud and abuse statutes or regulations that may be broader in scope than the U.S. federal laws, and may apply regardless of payor, in addition to items and services reimbursed under government programs.

Anti-corruption Laws and Regulations

Our global business is subject to the FCPA and other anti-corruption laws and regulations applicable in the jurisdictions where we operate. The FCPA prohibits U.S. businesses and their representatives from offering to pay, paying, promising to pay or authorizing the payment of money or anything of value to a foreign official in order to influence any act or decision of the foreign official in his or her official capacity or to secure any other improper advantage in order to obtain or retain business. The FCPA also obligates companies whose securities are listed in the U.S. to comply with accounting provisions requiring us to maintain books and records, which in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the corporation, including international subsidiaries, if any, and to devise and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements. The scope of the FCPA includes interactions with certain healthcare professionals in many countries. Laws and regulations applicable to our business outside the U.S. prohibit both domestic and international bribery, as well as bribery across both public and private sectors., all of which are subject to evolving interpretations.

European Union

The EU has adopted specific regulations and directives regulating the design, manufacture, clinical investigations, conformity assessment, labeling and adverse event reporting for medical devices, which are currently being replaced by regulations. EU directives must be implemented into the national laws of the EU member states and national laws may vary from one member state to another while EU regulations are directly applicable in all the EU member states (i.e., without the need for adoption of EU member state laws implementing them).

Devices that comply with the essential requirements of the EU Medical Devices Directive (Directive 93/42/EEC), or MDD, will be entitled to bear CE conformity marking, indicating that the device conforms with the essential requirements of the MDD and, accordingly, can be commercially distributed throughout the member states of the European Union, the member states of the European Economic Area, or EEA (which is comprised of the 27 EU countries, plus Norway, Liechtenstein, and Iceland), and countries that have entered into a Mutual Recognition Agreement. The method of assessing conformity varies depending on the type and (risk) class of the product but normally involves a combination of self-assessment by the manufacturer and a third-party assessment by a notified body, an independent organization designed by an EU country to conduct the conformity assessment. This third-party assessment may consist of an audit of the manufacturer’s quality system and specific testing of the manufacturer’s device. An assessment by a notified body in one member state of the European Union, the EEA or a country that has entered into a Mutual Recognition Agreement is required in order for a manufacturer to commercially distribute the product throughout these countries. European Standardization Committees and the International Organization for Standardization, or ISO, have promulgated voluntary harmonized standards. Compliance with applicable standards establishes the presumption of conformity with the essential requirements for a CE Marking.

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As a general rule, demonstration of conformity of medical devices and their manufacturers with the essential requirements must be based, among other things, on the evaluation of clinical data supporting the safety and performance of the products during normal conditions of use. Specifically, a manufacturer must demonstrate that the device achieves its intended performance during normal conditions of use, that the known and foreseeable risks, and any adverse events, are minimized and acceptable when weighed against the benefits of its intended performance, and that any claims made about the performance and safety of the device are supported by suitable evidence. All manufacturers placing medical devices into the market in the EEA must comply with the EU Medical Device Vigilance System. Under this system, incidents must be reported to the relevant authorities of the Member States of the EEA, and manufacturers are required to take Field Safety Corrective Actions, or FSCAs, to reduce a risk of death or serious deterioration in the state of health associated with the use of a medical device that is already placed on the market. An incident is defined as any malfunction or deterioration in the characteristics and/or performance of a device, as well as any inadequacy in the labeling or the instructions for use which, directly or indirectly, might lead to or might have led to the death of a customer or user or of other persons or to a serious deterioration in their state of health. An FSCA may include the recall, modification, exchange, destruction or retrofitting of the device. FSCAs must be communicated by the manufacturer or its legal representative to its customers and/or to the end users of the device through Field Safety Notices.

On May 26, 2021, the EU Medical Devices Regulation (Regulation 2017/745), or the MDR, entered into force, which repeals and replaces the MDD. Unlike directives, which must be implemented into the national laws of the EEA member states, regulations are directly applicable (i.e., without the need for adoption of EEA member state laws implementing them) in all EEA member states and are intended to eliminate current differences in the regulation of medical devices among EEA member states. The MDR, among other things, is intended to establish a uniform, transparent, predictable and sustainable regulatory framework across the EEA for medical devices and ensure a high level of safety and health while supporting innovation. The MDR may have an impact on the way we design and manufacture products and the way we conduct our business in the EEA.

In May 2024, we submitted an application through our Notified Body to transition to MDR standards and received approval to extend the use of the existing CE approval until December 31, 2028 and subject to periodic review according to law.

On August 26, 2025, we received from a European certification body an EU Quality Management System Certificate for Regulation (CE MDR), valid until August 19, 2030. The certificate is a certification with a broad indication issued to us for ultrasound imaging devices and associated software applications. Accordingly, we are authorized, according to the standard that has come into effect in Europe, to mark the Pulsenmore ES with the CE Mark and to market it in Europe, based on the new standard (CE MDR).

Several member states of the EEA have voluntarily adopted laws and regulations that mirror those of the European Union with respect to medical devices. Other countries, such as Switzerland, have entered into Mutual Recognition Agreements and allow the marketing of medical devices that meet European Union requirements.

Israel

Our operations are subject to permits from the Ministry of Health, or the MoH, on two levels:

First, the registration of medical devices, importing and marketing the medical devices and accessories, and issuing the documentation necessary for the export of medical devices from Israel is governed by the Medical Devices Law, 5712 – 2012, or the Medical Devices Law. The Medical Devices Law sets forth obligations of registration of medical devices in Israel. Under the Medical Devices Law, medical devices may be manufactured and marketed in Israel only if they are first registered with the Medical Devices Department of the MOH, also referred to as the “AMAR”, which manages a registry for medical devices. In April 2020, we received AMAR approval for Pulsenmore ES and in November 2021, we received AMAR approval for Pulsenmore FC. The AMAR approvals for the Pulsenmore ES and Pulsenmore FC are valid until December 31, 2028. If our respective AMAR approvals are not renewed prior to their expiration, then we will not be permitted to market and sell the Pulsenmore ES or Pulsenmore FC, as applicable, in Israel.

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Second, pertaining to research and development. Clinical trials in humans are subject to the approval of the Helsinki Committee (an ethics committee) of the institution conducting the trial, which is governed by the Public Health Regulations (Trials in Human Beings), 1980, including all amendments until 1999, or the Trials in Human Subjects Regulations and are conducted in accordance with the Guidelines for Clinical Trials in Human Subjects issued by the MOH, or the Guidelines, and the guidelines of the Declaration of Helsinki, or any other approval required by the MOH. According to the Trials in Human Subjects Regulations and the Guidelines, the Helsinki Committee must plan and approve every experimental process that involves human beings. The institutional Helsinki Committee acts in the medical institution where the trial is performed and is the body that approves and supervises the entire trial process. In practice, the physician, who is the principal investigator, submits a trial protocol to the committee on behalf of the requesting party. The committee forwards its decisions regarding the requests for clinical trials that were approved by the committee to the manager of the medical institute and the manager has the authority to approve the requests, and in some cases the additional approval of the MOH will be required. According to the procedure for medical trials in human beings set forth by the MOH, the Helsinki Committee will not approve performance of a clinical trial, unless it is absolutely convinced that the following conditions, among others, are fulfilled: (i) the anticipated benefits for the participant in the clinical trial and to the requesting party to justify the risk and the inconvenience involved in the clinical trial to its participant; (ii) the available medical and scientific information justifies the performance of the requested clinical trial; (iii) the clinical trial is planned in a scientific manner that enables a solution to the tested question and is described in a clear, detailed, and precise manner in the protocol of the clinical trial, conforming with the Declaration of Helsinki; (iv) the risk to the participant in the clinical trial is as minimal as possible; (v) optimal monitoring and follow-up of the participant in the clinical trial; (vi) the initiator, the principal investigator and the medical institute are capable and undertake to allocate the resources required for adequate execution of the clinical trial, including qualified personnel and required equipment; and (vii) the nature of the commercial agreement with the principal investigator and the medical institute does not impair the adequate performance of the clinical trial.

All phases of clinical trials conducted in Israel must be conducted in accordance with the Trials in Human Subjects Regulations, including amendments and addenda thereto, the Guidelines, and the International Conference for Harmonized Tripartite Guideline for Good Clinical Practice. The Trials in Human Subjects Regulations and the Guidelines stipulate that a medical study on humans will only be approved after the Helsinki Committee at the hospital intending to perform the study has approved the medical study and notified the relevant hospital director in writing. In addition, certain clinical studies require the approval of the MOH. The relevant hospital director, and the MOH, if applicable, also must be satisfied that the study is not contrary to the Declaration of Helsinki or to other regulations.

Data Protection

Our business involves the use, storage and transmission of information about our employees, our customers and, to a certain extent, clients of our customers. In the course of our operations, we may gain access to confidential customer information, including nonpublic personal data. We are subject to numerous U.S. and foreign jurisdiction laws and regulations designed to protect this information. With the recent increase in publicity regarding data breaches resulting in improper dissemination of customer information, many states have passed laws regulating the actions that a business must take if it experiences a data breach, such as prompt disclosure to affected customers, governmental entities, and the media. In addition to data breach notification laws, some states have enacted statutes and rules requiring businesses to protect certain types of personal information they hold or to otherwise comply with certain specified data security requirements for personal information. We intend to protect all personal information and to comply with all applicable laws regarding the protection of such information.

We are subject to a variety of laws and regulations in the United States and abroad regarding privacy and data protection, some of which can be enforced by private parties or government entities and some of which provide for significant penalties for non-compliance. There are numerous laws in the countries in which we operate regarding privacy and the storage, sharing, use, processing, disclosure and protection of this kind of information, the scope of which are constantly changing, and in some cases, inconsistent and conflicting and subject to differing interpretations, as new laws of this nature are proposed and adopted and we currently, and from time to time, may not be in technical compliance with all such laws. For example, in the EEA, the GDPR allows for a private right of action, imposes stringent data protection requirements on companies established in the EEA or companies that offer goods or services to, or monitor the behavior of, individuals in the EEA. The GDPR establishes a robust framework of data subjects’ rights and imposes onerous accountability obligations on companies, with penalties for noncompliance of up to the greater of €20 million or 4% of annual global revenue from the preceding fiscal year. Among other requirements, the GDPR regulates transfers of personal data subject to the GDPR to third countries that have not been found to provide adequate protection to such personal data, including the United States, and the efficacy and longevity of current transfer mechanisms between the EU and the United States remains uncertain.

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In the United States, certain of our operations, such as our on-site clinic, may be subject to HIPAA, which imposes privacy, security, and breach reporting obligations with respect to protected health information, or PHI, upon covered entities such as certain healthcare providers, and their respective business associates, entities or individuals that create, receive, maintain or transmit PHI in connection with providing a service for or on behalf of a covered entity. Under HIPAA, covered entities must enter into agreements with their business associates, which require the business associates to protect any PHI provided by the covered entity from improper use or disclosure. HIPAA requires the reporting of certain breaches of PHI to the U.S. Department of Health and Human Services, or HHS, affected individuals, and, if a breach affects 500 or more individuals, the media. Covered entities must follow standards for the privacy of PHI, which limit the use and disclosure of written and oral communications, including those in electronic form. In addition, HIPAA’s security standards require covered entities to ensure the confidentiality, integrity, and availability of all electronic PHI it creates, receives, maintains or transmits, to protect against reasonably anticipated threats or hazards to the security of such information and to protect such information from unauthorized uses and disclosures. There are significant civil and criminal fines and other penalties that may be imposed for HIPAA violations. A covered entity is also liable for civil monetary penalties for a violation that is based on an act or omission of any of its agents, which may include business associates. Under HIPAA, state attorneys general have the authority to file civil actions for damages or injunctions in federal courts to enforce HIPAA and seek attorneys’ fees and costs associated with pursuing federal civil actions.

Various U.S. state legislatures have announced intentions to consider privacy legislation and U.S. state legislatures such as California have already passed and enacted privacy legislation. For example, the CCPA requires disclosures to California customers, imposes rules for collecting or using information about minors, affords California customers the ability to opt out of the sale of their data and of certain disclosures of personal information and also establishes significant penalties for noncompliance. In addition, the CPRA was passed in November 2020 and will take effect in January 2023 (with a look back to January 2022). The CPRA will significantly modify the CCPA, including by expanding customers’ rights with respect to certain sensitive personal information. The CPRA also creates a new state agency that will be vested with authority to implement and enforce the CCPA and the CPRA. New legislation proposed or enacted in a number of states impose, or have the potential to impose, additional obligations on companies that collect, store, use, retain, disclose, transfer and otherwise process confidential, sensitive and personal information, and will continue to shape the data privacy environment nationally. State laws are changing rapidly and there is discussion in Congress of a new federal data protection and privacy law to which we would become subject if it is enacted. In addition, governmental agencies like the Customer Financial Protection Bureau and the Federal Trade Commission, or the FTC, have adopted, or are considering adopting, laws and regulations concerning personal information and data security. Failing to take what the FTC perceives to be appropriate steps to keep personal information secure may result in the FTC bringing a claim that a company has engaged in unfair or deceptive acts or practices in or affecting commerce in violation of Section 5(a) of the Federal Trade Commission Act of 1914, as amended, or the FTC Act. The FTC expects a company’s data security measures to be reasonable and appropriate in light of the sensitivity and volume of customer information it holds, the size and complexity of its business, and the cost of available tools to reduce vulnerabilities. In addition, state customer protection laws, which may or may not be modeled on the FTC Act, may provide state-law causes of action for allegedly unfair or deceptive practices, among other things, including causes of action for alleged data privacy violations.

Human Capital Resources

Our key human capital management objectives are to attract, retain and develop the highest quality talent throughout our company. To support these objectives, we strive to provide our employees good working conditions and competitive pay, as well as a wide range of benefits programs to eligible employees. We continuously evaluate our benefits programs and policies to meet present and future employee needs and desires. These programs and policies are intended to ensure the well-being of our employees. Programs and policies applicable to our employees generally include, but are not limited to, benefits programs, equity compensation plans, flexible work schedules, diversity and inclusion initiatives, professional development opportunities, paid time-off policies and recognition and rewards programs.

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As of September 1, 2025, we have seven senior management positions, which includes our Chief Executive Officer and four managers reporting to the CEO, all of whom are engaged on a full-time basis. As of September 1, 2025, we had 64 employees in full-or part-time capacities, 53 of whom are located in Israel.

None of our employees are represented by labor unions or covered by collective bargaining agreements. We believe that we maintain good relations with all our employees.

All of our employment agreements include customary provisions with respect to non-competition, assignment to us of intellectual property rights developed in the course of employment and confidentiality. Our consulting agreements with our representatives and our partners include provisions with respect to assignment to us of intellectual property rights developed in the course of their engagement as well as confidentiality. The enforceability of such provisions may be limited under applicable law.

Legal Proceedings

We are not currently, a party to any material or pending litigation or regulatory proceedings that could have a material adverse effect on our business, operating results, financial condition or cash flows. From time to time, we are involved in legal proceedings in the ordinary course of our business.

C. Organizational Structure

Our corporate structure consists of Pulsenmore Ltd., one wholly owned subsidiary in Delaware, Pulsenmore Americas LLC and a wholly owned Korean subsidiary, Pulsenmore Korea Ltd.

D. Property, Plant and Equipment

We are headquartered in Ramat Gan, Israel. In March 2022, we relocated our operations in central Israel to a new office building in Ramat Gan, pursuant to a lease agreement entered into in November 2021. The leased office space covers 390 square meters, with monthly rental payments estimated at approximately NIS 52,000 (approximately $14,000). The lease term is three years, with an option for a three-year extension. In November 2024, we extended the lease for an additional 24 months, starting from January 1, 2025. Under the extension terms, the monthly rental payments are estimated at approximately NIS 48,000 (approximately $13,000).

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

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ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion in conjunction with our audited consolidated financial statements including the related notes thereto, beginning on page F-1 of this registration statement. In addition to historical information, this discussion contains forward-looking statements that involve risks and uncertainties. You should read the sections of this registration statement titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” for a discussion of the factors that could cause our actual results to differ materially from our expectations.

Overview

We are an emerging medical device company focused on the research, development, manufacture, marketing, and sale of innovative, non-invasive portable ultrasound solutions that provide significant healthcare benefits by utilizing next-generation technology for home use. We currently have two primary products: the Pulsenmore ES and the Pulsenmore FC and an additional third portable ultrasound solution that is in earlier developmental stages, the Pulsenmore MC. We collectively refer to our products as the “Pulsenmore Products”. The Pulsenmore Products open the door to a new market in the field of ultrasound exams – performing home scans in a way that enables home use of ultrasound systems in gynecology as well as various other fields such as pulmonary, cardiology, orthopedic, kidney, liver, urine bladder and more.

For more information regarding our business and operations, see the section entitled “Business” below.

For more information regarding our business and operations, see Item 4.B.”Business” above.

A. Operating Results

Components of Operating Results

Sales

Our revenues were NIS 9.7 million (approximately $2.6 million), NIS 6.2 million (approximately $1.7 million) and NIS 10.8 million (approximately $3 million) for the years ended December 31, 2024, 2023 and 2022, respectively. Our revenues were NIS 4 million (approximately $1.2 million) and NIS 4.4 million (approximately $1.3 million) for the six months ended June 30, 2025 and 2024, respectively.

We primarily derive revenue from the sale of our Pulsenmore ES product. We expect revenue to increase over time as we expand our customer base and product offering.

As of December 31, 2024 and June 30, 2025, we operate in a single business segment.

Cost of Sales

Our cost of sales was NIS 6.1 million (approximately $1.7 million), NIS 4 million (approximately $1.1 million) and NIS 5.7 million (approximately $1.6 million) for the years ended December 31, 2024, 2023 and 2022, respectively. Our cost of sales was NIS 2.5 million (approximately $0.8 million) and NIS 2.8 million (approximately $0.8 million) for the six months ended June 30, 2025 and 2024, respectively.

Cost of sales mainly consists of raw materials and components used in the manufacturing of our products, shipping and handling costs, salary and related expenses of headcount related to production, employee-related expenses and related overhead.

Research and development expenses, net

Our research and development expenses were NIS 20.1 million (approximately $5.5 million), NIS 31.4 million (approximately $8.6 million) and NIS 29.6 million (approximately $8.1 million) for the years ended December 31, 2024, 2023 and 2022, respectively. Our research and development expenses were NIS 8 million (approximately $2.4 million) and NIS 9.8 million (approximately $2.9 million) for the six months ended June 30, 2025 and 2024, respectively.

Research and development expenses include costs directly attributable to the conduct of research and development programs, including employee-related expenses, such as salaries and related expenses, share-based compensation, depreciation expenses, raw materials and consumables, consulting fees and intellectual property expenses, such as patent application and maintenance expenses. We received royalty-bearing grants, which represents participation of the IIA in approved and KORIL programs for research and development. We expect to continue to invest in research and development to enhance our product offerings to our customers, including hiring additional employees and continuing research and development projects. As a result, we expect that our research and development expenses will increase in absolute dollars in future periods and vary from period to period as a percentage of revenue.

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Sales and marketing expenses

Our sales and marketing expenses were NIS 10.3 million (approximately $2.8 million), NIS 9.4 million (approximately $2.6 million) and NIS 8.9 million (approximately $2.4 million) for the years ended December 31, 2024, 2023 and 2022, respectively. Our sales and marketing expenses were NIS 6 million (approximately $1.8 million) and NIS 4.2 million (approximately $1.2 million) for the six months ended June 30, 2025 and 2024, respectively.

Sales and marketing expenses include employee-related expenses, such as salaries share-based compensation, depreciation expenses, office rent and maintenance expenses relating to contracted services, such as subcontractor, advertising and exhibition expenses, public relations and websites costs. We expect our sales and marketing expenses to increase significantly in absolute NIS or Dollars as we expand our commercial sales, marketing and business development teams, increase our presence globally; and increase marketing activities to drive awareness and adoption of our products. While these expenses may vary from period to period as a percentage of revenues, we expect these expenses to increase as a percentage of revenues in the short term as we continue to grow our commercial organization to drive anticipated growth in the business.

General and administrative expenses

Our general and administrative expenses were NIS 15.3 million (approximately $4.2 million), NIS 17 million (approximately $4.6 million) and NIS 12.8 million (approximately $3.5 million) for the years ended December 31, 2024, 2023 and 2022, respectively. Our general and administrative expenses were NIS 8.1 million (approximately $2.4 million) and NIS 7.6 million (approximately $2.2 million) for the six months ended June 30, 2025 and 2024, respectively.

General and administrative expenses consist primarily of employee-related expenses including share-based compensation related to directors and employees, facility costs, insurance costs, depreciation expenses, maintenance expenses, and professional service costs, including legal, accounting, audit, finance and human resource services, and other consulting fees.

We anticipate that our general and administrative expenses will increase in the future as we increase our administrative headcount and infrastructure to support our growth and global expansion. We also anticipate that we will incur increased expenses related to audit, legal, regulatory and tax-related services associated with compliance with Nasdaq and SEC requirements, director and officer insurance premiums, director compensation, and other costs associated with being a public company traded on Nasdaq.

Financial Expense (Income), Net

Our financial expense (income), net were NIS (5.4) million (approximately $1.5 million), NIS 2.9 million (approximately $0.8 million) and NIS (24.1) million (approximately $6.6 million) for the years ended December 31, 2024, 2023 and 2022, respectively. Our financial expense (income), net were NIS 2.5 million (approximately $0.8 million) and NIS (4.2) million (approximately $1.2 million) for the six months ended June 30, 2025 and 2024, respectively.

The financial expenses (income) net, consisted mainly of interest from short-term bank deposits, exchange rate differences income, interest expense on lease liabilities, and financial expense from the change at fair value of a derivative financial instrument.

Income Taxes

We have yet to generate taxable income. As of December 31, 2024, our net operating loss carryforwards for tax purposes were approximately NIS 118 million (approximately $32.6 million). We anticipate that we will continue to generate losses for the foreseeable future and that we will be able to carry forward these losses for tax purposes to future taxable years. Accordingly, we do not expect to pay taxes in Israel until we have taxable income after the full utilization of our carry forward tax losses.

Results of Operations

The period-to-period comparisons of our results of operations have been prepared using the historical periods included in our consolidated financial statements. The following discussion should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this document. We have derived this data from our consolidated financial statements included elsewhere in this registration statement.

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Comparison of the six months ended June 30, 2025 to the six months ended June 30, 2024

Results of Operations

	Six months ended June 30,
	2024	2025	2025
(in thousands)	NIS		Convenience translation into U.S. dollars
Revenues	4,350	3,999	1,186
Cost of revenues	2,794	2,542	754
Gross profit	1,556	1,457	432
Research and development expenses, net	9,845	8,029	2,382
Sales and marketing expenses	4,206	5,966	1,770
General and administrative expenses	7,555	8,083	2,398
Operating loss	(20,050)	(20,621)	(6,118)
Finance expense (income), net	(4,207)	2,535	751
Tax expense (income)	53	1	-
Total comprehensive loss	(15,896)	(23,157)	(6,869)
Loss attributable to holders of ordinary Shares	(15,896)	(23,157)	(6,869)

Revenues

Our revenues for the six months ended June 30, 2025 amounted to NIS 4 million (approximately $1.2 million), representing an decrease of NIS 0.4 million (approximately $0.1 million) or 9.1%, compared to NIS 4.4 million (approximately $1.3 million) for the six months ended June 30, 2024. The decrease was primarily driven by a lower volume of Pulsenmore ES units sold to our main customer, Clalit, compared to the same period last year. In the six months ended June 30, 2025 the Company sold to Clalit 508 less units than in the six months ended June 30, 2024, Additionally, for the six months ended June 30, 2024, the Company supplied 240 units to GE Precision.

Cost of Revenues

Our cost of revenues for the six months ended June 30, 2025 amounted to NIS 2.5 million (approximately $0.8 million), representing a decrease of NIS 0.3 million (approximately $0.1 million) or 10.7%, compared to NIS 2.8 million (approximately $0.8 million) for the six months ended June 30, 2024. The decrease resulted mainly from a higher volume of Pulsenmore ES units sold during the same period last year.

Gross Profit

Our gross profit for the six months ended June 30, 2025 amounted to NIS 1.5 million (approximately $0.4 million), compared to NIS 1.6 million (approximately $0.5 million) for the six months ended June 30, 2024. The decrease was primarily driven by a lower volume of Pulsenmore ES units sold to our main customer, Clalit, compared to the same period last year.

Research and Development Expenses, net

Our research and development expenses for the six months ended June 30, 2025 amounted to NIS 8 million (approximately $2.4 million), representing a decrease of NIS 1.8 million (approximately $0.5 million) or 18.4%, compared to NIS 9.8 million (approximately $2.9 million) for the six months ended June 30, 2024. The decrease resulted mainly from a decrease in salaries and related expenses due to a reduction in headcount, and also a decrease of NIS 0.5 million (approximately $0.1 million) due to a grant received from the IIA in amount of NIS 1.5 million (approximately $0.5 million) during the six months ended June 30, 2025, compared to a grant received from the KORIL in amount of NIS 1 million (approximately $0.3 million) in the prior year period.

Sales and Marketing Expenses

Our sales and marketing expenses amount to NIS 6 million (approximately $1.8 million) for the six months ended June 30, 2025, representing an increase of NIS 1.8 million (approximately $0.6 million), or 42.9%, compared to NIS 4.2 million (approximately $1.2 million) for the six months ended June 30, 2024. The increase resulted mainly from an increase in salaries and related expenses due to increase in headcount as well as an increase in other expenses mainly from tradeshows and events.

General and Administrative Expenses

Our general and administrative expenses amounted to NIS 8.1 million (approximately $2.4 million) for the six months ended June 30, 2025, representing an increase of NIS 0.5 million (approximately $0.4 million), or 6.6%, compared to NIS 7.6 million (approximately $2.2 million) for the six months ended June 30, 2024. The increase resulted mainly from professional services expenses.

Operating Loss

As a result of the foregoing, our operating loss for the six months ended June 30, 2025 was NIS 20.6 million (approximately $6.1 million), as compared to an operating loss of NIS 20.1 million (approximately $5.9 million) for the six months ended June 30, 2024, representing an increase of NIS 0.5 million (approximately $0.2 million), or 2.5%.

Financial expense (income), net

During the six months ended June 30, 2025, , we had financial expenses of NIS 2.5 million (approximately $0.8 million) from. During the six months ended June 30, 2024, we had financial income of NIS 4.2 million (approximately $1.2 million). The increase in the financial expenses resulted mainly from changes in the USD exchange rate, a decrease in interest rates on deposits and an increase in financial expenses from liability for royalties to the IIA.

Total Comprehensive Loss

As a result of the foregoing, our total comprehensive loss for the six months ended June 30, 2025 was NIS 23.2 million (approximately $6.9 million), as compared to NIS 15.9 million (approximately $4.7 million) for the six months ended June 30, 2024, representing an increas7.e of NIS 7.3 million (approximately $2.2 million) or 45.9%.

Comparison of the year ended December 31, 2024 to the year ended December 31, 2023 and to the year ended December 2022

Results of Operations

	Year ended December 31,
	2022	2023	2024	2024
(in thousands)	NIS			Convenience translation into U.S. dollars
Revenues	10,814	6,188	9,661	2,649
Cost of revenues	5,690	3,987	6,084	1,668
Gross profit	5,124	2,201	3,577	981
Research and development expenses, net	29,623	31,399	20,130	5,520
Sales and marketing expenses	8,917	9,434	10,318	2,829
General and administrative expenses	12,786	16,954	15,344	4,207
Operating loss	(46,202)	(55,586)	(42,215)	(11,575)
Finance expense (income), net	(24,083)	2,854	(5,423)	(1,487)
Tax expense (income)	-	127	(56)	(15)
Total comprehensive loss	(22,119)	(58,567)	(36,736)	(10,073)
Loss attributable to holders of ordinary Shares	(22,119)	(58,567)	(36,736)	(10,073)

Revenues

Our revenues for the year ended December 31, 2024 amounted to NIS 9.7 million (approximately $2.6 million), representing an increase of NIS 3.5 million (approximately $0.9 million) or 56.5%, compared to NIS 6.2 million (approximately $1.7 million) for the year ended December 31, 2023. The increase was primarily driven by a higher volume of Pulsenmore ES units sold to our main customer, Clalit, fueled by the Company’s enhanced marketing efforts. These efforts led to the sale of approximately 2,000 additional units to Clalit in 2024, marking a 40% increase compared to the previous year. Furthermore, the Company expanded its market presence by initiating sales to Sheba Medical Center and an Italian distributor, collectively accounting for 310 units sold during 2024. Additionally, the Company secured a new purchase order from GE Precision, supplying them with 240 units over the same period.

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Our revenues for the year ended December 31, 2023 amounted to NIS 6.2 million (approximately $1.7 million) representing a decrease of NIS 4.6 million (approximately $1.3 million) or 42.6%, compared to NIS 10.8 million (approximately $3 million) for the year ended December 31, 2022. The decrease was mainly due to delivery of 5,000 units to GE during 2022, and the cancellation of the rest of the initial order in 2023, and partly due to recognition of deferred revenues recorded in 2021.

Cost of Revenues

Our cost of revenues for the year ended December 31, 2024 amounted to NIS 6.1 million (approximately $1.7 million), representing an increase of NIS 2.1 million (approximately $0.6 million) or 52.5%, compared to NIS 4 million (approximately $1.1 million) for the year ended December 31, 2023. The increase resulted mainly from a higher volume of Pulsenmore ES units sold.

Our cost of revenues for the year ended December 31, 2023 amounted to NIS 4 million (approximately $1.1 million), representing a decrease of NIS 1.7 million (approximately $ 0.5 million), or 29.8%, compared to NIS 5.7 million (approximately $ 1.6 million), for the year ended December 31, 2022. The decrease resulted mainly from a lower volume of Pulsenmore ES units sold.

Gross Profit

Our gross profit for the year ended December 31, 2024 amounted to NIS 3.6 million (approximately $1 million), compared to NIS 2.2 million (approximately $0.6 million) for the year ended December 31, 2023. The increase resulted mainly from a higher volume of Pulsenmore ES units sold, to our main customer, Clalit.

Our gross profit for the year ended December 31, 2023 amounted to NIS 2.2 million (approximately $0.6 million), compared to NIS 5.1 million (approximately $1.4 million) for the year ended December 31, 2022. The decrease was mainly due to delivery of 5,000 units to GE during 2022, and the cancellation of the rest of the initial order in 2023, and partly due to recognition of deferred revenues recorded in 2021.

Research and Development Expenses, net

Our research and development expenses for the year ended December 31, 2024 amounted to NIS 20.1 million (approximately $5.5 million), representing a decrease of NIS 11.3 million (approximately $3.1 million) or 36%, compared to NIS 31.4 million (approximately $8.6 million) for the year ended December 31, 2023. The decrease resulted mainly from the completion of clinical trials during 2024 and a decrease in the number of our employees and subcontractors compared to 2023.

Our research and development expenses for the year ended December 31, 2023, amounted to NIS 31.4 million (approximately $8.6 million), representing an increase of NIS 1.8 million (approximately $0.5 million) or 6.1%, compared to NIS 29.6 million (approximately $8.1 million), for the year ended December 31, 2022. The increase resulted mainly from expanded research and development activities, attributable mainly from increased expenses related to clinical trials.

Sales and Marketing Expenses

Our sales and marketing expenses amount to NIS 10.3 million (approximately $2.8 million) for the year ended December 31, 2024, representing an increase of NIS 0.9 million (approximately $0.2 million), or 9.6%, compared to NIS 9.4 million (approximately $2.6 million) for the year ended December 31, 2023. The increase resulted mainly from an increase in salary and related expenses, as well as an increase in advertising expenses.

Our sales and marketing expenses amounted to NIS 9.4 million (approximately $2.6 million) for the year ended December 31, 2023, representing an increase of NIS 0.5 million (approximately $0.2 million), or 5.6%, compared to NIS 8.9 million (approximately $2.4 million) for the year ended December 31, 2022. The increase resulted mainly from pre-commercialization expenses in the United States during 2023.

General and Administrative Expenses

Our general and administrative expenses amounted to NIS 15.3 million (approximately $4.2 million) for the year ended December 31, 2024, representing a decrease of NIS 1.7 million (approximately $0.4 million), or 9.4%, compared to NIS 17 million (approximately $4.6 million) for the year ended December 31, 2023. The decrease resulted mainly from a decrease in share-based compensation expenses, rent expenses and professional services expenses.

Our general and administrative expenses amounted to NIS 17 million (approximately $4.6 million) for the year ended December 31, 2023, representing an increase of NIS 4.2 million (approximately $1.1 million), or 32.8%, compared to NIS 12.8 million (approximately $3.5 million) for the year ended December 31, 2022. The increase resulted mainly from an increase in our operating activities.

Operating Loss

As a result of the foregoing, our operating loss for the year ended December 31, 2024 was NIS 42.2 million (approximately $11.6 million), as compared to an operating loss of NIS 55.6 million (approximately $15.2 million) for the year ended December 31, 2023, representing a decrease of NIS 13.4 million (approximately $3.6 million), or 24.1%.

As a result of the foregoing, our operating loss for the year ended December 31, 2023, was NIS 55.6 million (approximately $15.2 million), as compared to an operating loss of NIS 46.2 million (approximately $12.7 million) in for the year ended December 31, 2022, representing an increase of NIS 9.4 million (approximately $2.5 million) or 20.3%.

Financial expense (income), net

In 2024, we had financial income of NIS 5.4 million (approximately $1.5 million) resulted mainly from interest on bank deposits. In 2023, we had financial expenses of NIS 2.9 million (approximately $0.8 million) resulting mainly from the revaluation of a derivative financial instrument amounting to NIS 15.6 million (approximately $4.3 million). This was partially offset by financial income of NIS 13.4 million (approximately $3.7 million), resulting mainly from changes in the USD exchange rate and an increase in interest rates on deposits.

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The change from financial income of NIS 24.1 million (approximately $6.6 million) in 2022 to financial expenses of approximately NIS 2.9 million (approximately $0.8 million) in 2023 was primarily due to the recognition of expenses from the revaluation of a derivative financial instrument amounting to NIS 15.6 million (approximately $4.3 million) in 2023, compared to income of NIS (10.5) million (approximately $2.9 million) from the same derivative in 2022. Additionally, we had recognized a financial income of NIS 6.4 million (approximately $1.8 million) in 2023 compared to financial income of NIS 10.6 million (approximately $2.9 million) in 2022, resulting mainly from changes in the USD exchange rate. In addition, we had financial income from deposits amounting to NIS 6.9 million (approximately $1.9 million) in 2023 compared to a financial income of NIS 3 million (approximately $0.8 million) in 2022 following a rise in interest rates on short-term bank deposits.

Total Comprehensive Loss

As a result of the foregoing, our total comprehensive loss for the year ended December 31, 2024 was NIS 36.7 million (approximately $10.1 million), as compared to NIS 58.6 million (approximately $16.1 million) for the year ended December 31, 2023, representing a decrease of NIS 21.9 million (approximately $6.0 million) or 37.2%.

As a result of the foregoing, our total comprehensive loss for the year ended December 31, 2023 was NIS 58.6 million (approximately $16.1 million), as compared to NIS 22.1 million (approximately $6.1 million) for the year ended December 31, 2022, an increase of NIS 36.4 million (approximately $10 million) or 164.7%.

B. Liquidity and Capital Resources

Overview

Our primary uses of cash are to fund working capital requirements and capital expenditures. Historically, we have funded our operations primarily through issuances of equity securities, cash flow from operations from sales of our products, and partially from government grants from the IIA and KORIL Our capital requirements depend on many factors, including sales volume and the timing and extent of spending to expand our production capabilities, support research and development efforts, investments in information technology systems, the expansion of sales and marketing activities, increased costs as we continue to hire additional personnel, and market adoption of new and enhanced products and features. For the years ended December 31, 2024, 2023 and 2022, we had a net loss of NIS 36.7 million (approximately $10.1 million), NIS 58.6 million (approximately $16.1 million) and NIS 22.1 million (approximately $6.1 million), respectively. For the six months ended June 30, 2025 and 2024, we had a net loss of NIS 23.2 million (approximately $6.9 million) and NIS 15.9 million (approximately $4.7million), respectively. As of December 31, 2024, our cash, cash equivalents amounted to NIS 41.2 million (approximately $11.3 million), and our short-term bank deposits amounted to NIS 62.9 million (approximately $17.2 million). As of June 30, 2025, our cash, cash equivalents amounted to NIS 24.4 million (approximately $7.3 million), and our short-term bank deposits amounted to NIS 62.1 million (approximately $18.4 million).

Since we have not yet generated cash flows from operating activities, our funding sources primarily rely on the issuance of equity securities. Based on our current business plan, we believe that our current cash and cash equivalents and short-term bank deposits together with anticipated cash flow from operations will be sufficient to meet our anticipated cash requirements over at least the next 12 months from the date of this registration statement. However, we expect to continue incurring losses and negative cash flows from operations until our products revenues reach a sufficient level. Therefore, in order to fund our operations until such time that we can generate substantial revenues, we may need to raise additional funds.

Our plans include continued commercialization of our products and raising capital through sale of additional equity securities. There are no assurances, however, that we will be successful in obtaining the level of financing needed for our operations. If we are unsuccessful in commercializing our products or raising capital, we may need to reduce activities, curtail or cease operations.

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Contractual Obligations

We have lease obligations and other contractual obligations and commitments as part of our ordinary course of business.

Our material cash requirements include contractual obligations with third parties for office leases. Our fixed office lease payment obligations were NIS 2 million (approximately $0.6 million) as of December 31, 2024, in which NIS 0.9 million (approximately $0.3 million) are payable within the next 12 months. For additional information, see Note 8 to our consolidated financial statements included in this registration statement.

Capital Expenditures

Our capital expenditures for 2024, 2023 and 2022 amounted to NIS 0.5 NIS million (approximately $0.1 million), NIS 3.9 million (approximately $1.1 million) and NIS 4.5 million (approximately $1.2 million) respectively. These expenditures were for purchases of fixed assets. Our main purchases of fixed assets include computers, software and laboratory equipment and machines used for the development of our products.

Off Balance Sheet Arrangements

We do not currently have, any off-balance sheet arrangements involving commitments or obligations, including contingent obligations, arising from arrangements with unconsolidated entities or persons that have or are reasonably likely to have a material current or future effect on our financial condition, results of operations, liquidity, cash requirements or capital resources.

Government Grants

Under the Innovation Law, research and development programs that meet specified criteria and are approved by a committee of the IIA are eligible for grants. A company that receives a royalty-bearing grant from the IIA is typically required to pay royalties to the IIA on income generated from products, whose development was supported by the IIA through grants up to 100% linked to the U.S. dollar plus interest.

The obligation to pay royalties is contingent on actual income generated from such products. In the absence of such income, no payment of royalties is required.

Our research and development efforts were partially financed through royalty-bearing grants from the IIA. In 2024, we did not receive any new grants.

As of December 31, 2024 and June 30, 2025, the maximum amount of royalties we are committed to pay to the IIA at a rate of 3% on sales proceeds from our products developed, using the IIA grants we received under IIA programs are up to NIS 11.4 million (approximately $3.1 million) and NIS 13.7 million (approximately $4.1 million), respectively, linked to the U.S. dollar and bearing annual interest at rates as prescribed by the IIA’s rules and guidelines.

We may apply in the future to receive additional grants from the IIA. However, we cannot predict whether we will be entitled to any future grants, or the amounts of any such grants.

In addition, our research and development efforts were also financed through royalty-bearing grants from KORIL.

During 2021, KORIL approved a research and development grant to us as part of a collaboration with a Korean company to develop an automated process for manufacturing ultrasound transducers. According to the program’s procedures, we are required to pay royalties to KORIL at a rate of 2.5% of revenue directly linked to transducers produced using the automated process. As of the date of this registration statement, there is no assurance that the received grants will be repaid. As of December 31, 2024 and June 30, 2025, the maximum amount of royalties we may be required to repay is NIS 1.7 million (approximately $0.5 million).

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Cash Flows

Six Months Ended June 30, 2025, Compared to Six Months Ended June 30, 2024

The table below shows a summary of our cash flows for the periods indicated:

	Six months ended June 30,
	2024	2025	2025
(in thousands)	NIS		Convenience translation into U.S. dollars
Cash and cash equivalents at beginning of the period	23,869	41,170	12,213
Net cash used in operating activities	(24,946)	(15,570)	(4,619)
Net cash provided by (used in) investing activities	17,663	(1,422)	(422)
Net cash provided (used in) by financing activities	(835)	368	109
Increase (decrease) in cash, and cash Equivalents	(8,118)	(16,624)	(4,932)
Effect of exchange rate changes on cash	1,042	(105)	(31)
Cash and cash equivalents at end of year	16,793	24,441	7,250

Net cash used in operating activities

Net cash used in operating activities decreased by NIS 9.3 million (approximately $ 2.8 million) or 37.3% from NIS 15.6 million (approximately $4.6 million) for the six months ended June 30, 2025, compared to NIS 24.9 million (approximately $7.4 million) for the six months ended June 30, 2024. This decrease was driven primarily by a reduction in our expenses, and also by a reduction in inventory, offset by an increase in trade receivables and a decrease in trade payables.

Net cash used in investing activities

Net cash used by investing activities increased by NIS 19.1 million (approximately $5.6 million) or 107.9% from NIS 1.4 million (approximately $0.4 million) for the six months ended June 30, 2025, compared to net cash provided in investing activities of NIS 17.7 million (approximately $5.2 million) for the six months ended June 30, 2024. This increase resulted primarily from the placements of short-term bank deposits.

Net cash provided by financing activities

Net cash provided in financing activities increased by approximately NIS 1.2 million (approximately $0.3 million), or 150% from NIS 0.4 million (approximately $0.1 million) for the six months ended June 30, 2025, compared to net cash used in financing activities of NIS (0.8) million (approximately $0.2 million) for the six months ended June 30, 2024. During the six months ended June 30, 2025, we received grants from the IIA of approximately NIS 1.3 million (approximately $0.4 million) whereas during the six months ended June 30, 2024 we received grants from the KORIL of approximately NIS 1 million (approximately $0.3 million).

Year Ended December 31, 2024, Compared to Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

The table below shows a summary of our cash flows for the periods indicated:

	Year ended December 31,
	2022	2023	2024	2024
(in thousands)	NIS			Convenience translation into U.S. dollars
Cash and cash equivalents at beginning of the period	112,862	15,368	23,869	6,545
Net cash used in operating activities	(27,523)	(49,664)	(41,461)	(11,369)
Net cash provided by (used in) investing activities	(124,554)	56,707	58,581	16,062
Net cash provided (used in) by financing activities	50,967	(1,144)	(1,564)	(429)
Increase (decrease) in cash, and cash Equivalents	(101,110)	5,899	15,556	4,264
Effect of exchange rate changes on cash	3,616	2,602	1,745	478
Cash and cash equivalents at end of year	15,368	23,869	41,170	11,287

Net cash used in operating activities

Net cash used in operating activities decreased by NIS 8.2 million (approximately $2.2 million) or 16.5% from NIS 41.5 million (approximately $11.4 million) for the year ended December 31, 2024, compared to NIS 49.7 million (approximately $13.6 million) for the year ended December 31, 2023. This decrease was driven primarily by a reduction in our expenses, and also by a reduction in inventory, offset by an increase in trade receivables and a decrease in trade payables.

Net cash used in operating activities increased by approximately NIS 22.2 million (approximately $6.1 million), or 80.4% from NIS 49.7 million (approximately $13.6 million) for the year ended December 31, 2023, compared to NIS 27.5 million (approximately $7.5 million) for the year ended December 31, 2022. This increase was driven primarily from an increase in expenses and also from an increase in inventory, trade receivables, trade payables, and service providers.

Net cash used in investing activities

Net cash provided by investing activities increased by NIS 1.9 million (approximately $0.6 million) or 3.4% from NIS 58.6 million (approximately $16.1 million) for the year ended December 31, 2024, compared to NIS 56.7 million (approximately $15.5 million) for the year ended December 31, 2023. This increase resulted primarily from the proceeds of short-term bank deposits.

Net cash provided by investing activities increased by NIS 181.3 million (approximately $49.7 million) or 145.5% from NIS 56.7 million (approximately $15.5 million) for the year ended December 31, 2023, compared to net cash used in investing activities of NIS 124.6 million (approximately $34.2 million) for the year ended December 31, 2022. This increase resulted primarily from the maturity of short-term bank deposits.

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Net cash provided by financing activities

Net cash used in financing activities increased by approximately NIS 0.5 million (approximately $0.1 million), or 36.4% from NIS 1.6 million (approximately $0.4 million) for the year ended December 31, 2024, compared to NIS 1.1 million (approximately $0.3 million) for the year ended December 31, 2023. During 2023, we received grants from the IIA of approximately NIS 0.5 million (approximately $0.1 million) whereas during 2024 we did not receive any grants from the IIA.

Net cash used in financing activities increased by NIS 52.1 million (approximately $14.3 million), or 102.2% from NIS 1.1 million (approximately $0.3 million) for the year ended December 31, 2023, compared to net cash provided by financing activities of NIS 51 million (approximately $14 million) for the year ended December 31, 2022. In 2023, we had payments of NIS 1.3 million (approximately $0.4 million) related to lease obligations and payments of NIS 0.3 million (approximately $0.1 million) related to the IIA, and we recognized proceeds of approximately NIS 0.5 million (approximately $0.1 million) from the IIA. In 2022, GE invested a total amount of NIS 70 million (approximately $21 million) in the Company, which was classified under financing activities.

C. Research and development, patents and licenses, etc.

For a description of our research and development programs and the amounts that we have incurred over the last three years pursuant to those programs, please see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Research and Development Expenses, Net” and “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Comparison of the Year Ended December 31, 2024 to the Year ended December 31, 2023 and to the Year Ended December 2022” and “Comparison of the Six Months Ended June 30, 2025 to the Six Months Ended June 30, 2024.”

D. Trend Information

Other than as disclosed in “Item 5. Operating and Financial Review and Prospects — Components of Operating Results” and elsewhere in this registration statement, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2024 to December 31, 2024 that are reasonably likely to have a material effect on our total revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E. Critical Accounting Estimates

We prepare our financial statements in accordance with IFRS Accounting Standards, as issued by the International Accounting Standards Board. The preparation of these consolidated financial statements requires us to make estimates, assumptions and judgments that can significantly impact the amounts we report as assets, liabilities, revenue, costs and expenses and the related disclosures. We base our estimates on historical experience and other assumptions that we believe are reasonable under the circumstances. Our actual results could differ significantly from these estimates under different assumptions and conditions. Our critical accounting judgements and sources of estimation uncertainty are described in Note 2 to our consolidated financial statements, which are included elsewhere in this registration statement.

Quantitative and Qualitative Disclosures About Market Risk

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations, other than its impact on the general economy. Nonetheless, to the extent our costs are subject to inflationary pressures, we may not be able to fully offset such higher costs through price increases or manufacturing efficiencies. Our inability or failure to do so could harm our business, financial condition and results of operations.

Foreign Exchange Risk

We operate our business primarily In Israel and currently execute most of our transactions in NIS. We have not utilized hedging strategies with respect to our foreign exchange exposure. This limited foreign currency translation risk is not expected to have a material impact on our consolidated financial statements.

Interest Rate Risk

We have received grants from the IIA for participation in research and development activities. Under the terms of the grant, royalties are payable to the IIA based on revenue from the sale of products developed with its support. These payments are linked to the U.S. Dollar (USD) and bear an annual interest rate based on LIBOR. As of January 1, 2024, the Innovation Authority announced a transition to a variable interest rate based on SOFR (Secured Overnight Financing Rate) - This change did not have a material impact on its financial statements.

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Liquidity risks

As we have not yet generated significant cash flows from operating activities, our funding sources primarily rely on the issuance of equity instruments to its current and future shareholders.

Emerging Growth Company Status

We qualify as an “emerging growth company” as defined in the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

●	to the extent that we no longer qualify as a foreign private issuer, (i) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (ii) exemptions from the requirement to hold a non-binding advisory vote on executive compensation, including golden parachute compensation.

●	an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002; and

●	an exemption from compliance with the requirement that the Public Company Accounting Oversight Board has adopted regarding a supplement to the auditor’s report providing additional information about the audit and the financial statements.

We intend to take advantage of these exemptions until we are no longer an “emerging growth company.” We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our first sale of common equity securities pursuant to an effective registration statement under the Securities Act, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, as defined in the rule under the Exchange Act, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

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ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors, including their ages as of the date of this registration statement:

Name	Age	Position
Jonathan Adereth (3)	78	Chairman of the Board of Directors
Dr. Elazar Sonnenschein	62	Chief Executive Officer and Director
Eran Hirsh	48	Chief Financial Officer
Menashe Sonnenschein	60	VP R&D
Meir Shmouely	60	VP Software Development
Michael Hamelsdorf	45	General Counsel & Company Secretary
Linda Messalem (1)(2)(3)(4)	68	External Director
Racheli Guz-Lavi (2)(3)(4)	56	Director
Prof. Anat Loewenstein (1)(2)(4)	65	External Director
Hagai Itkin (4)	57	Director

(1)	Member of Audit Committee and Financial Statements Committee

(2)	Member of Compensation Committee

(3)	Member of the Investment Committee

(4)	Independent director under Nasdaq and SEC independence standards

Jonathan Adereth - Chairman of the Board

Mr. Jonathan Adereth has served as our Chairman since August 2020. From 1994 to 1998, Mr. Adereth served as Chief Executive Officer of Elscint Ltd. (NYSE: ELT), a global developer and manufacturer of Medical Imaging systems. Mr. Adereth served as a Chairman of Mazor Robotics (Nasdaq: MZOR) from 2007 until its acquisition by Medtronic in 2018. Since May 2009, Mr. Adereth has been serving as the Chairman of Medic Vision Imaging Solutions Ltd., an Israeli company in the field of advanced CT and MR Imaging. Mr. Adereth holds a B.Sc. degree in Physics from the Technion - Israel Institute of Technology.

Dr. Elazar Sonnenschein, Chief Executive Officer and Director

Dr. Elazar Sonnenschein has served as our Chief Executive Officer since 2014. Prior to that, Dr. Sonnenschein served as CEO of Medigus Ltd (now Xylo Technologies Ltd) from 2000 to 2013, which included taking the company to IPO, and prior to that served as Vice President at Green Software House. Dr. Sonnenschein holds a Ph.D. and M.Sc. in Electronics and Computers Engineering from the Ben-Gurion University, and an B.Sc. in Nuclear Engineering from the Ben-Gurion University.

Eran Hirsh, Chief Financial Officer

Mr. Eran Hirsh has served as our Chief Financial Officer since August 2024. Prior to that, Mr. Hirsh served as Chief Financial Officer of Holis from 2023 until June 2024. Prior to this role, Mr. Hirsh served as Chief Financial Officer of Chemothal, a transport and logics company that is part of the Emilia Development Group (TASE: EMDV) portfolio, from 2020 to 2022 and Finance & Administration Manager of YKK Europe, a Japanese group of manufacturing companies, from 2017 to 2020. Before that Mr. Hirsh was Director of Finance at Orbit Communication Systems and served in various financial roles at Chip PC. Mr. Hirsh was an Audit Manager at EY Israel. Mr. Hirsh is a CPA and holds a BA (Hons) in Accounting and Economics from the University of Haifa.

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Minelu (Menashe) Sonnenschein

Mr. Menashe Sonnenschein has served as VP R&D since October 2021. Prior that from April 2019 until October 2021 he was a Director of System Engineering at Medasense Biometric. Mr. Sonnenschein was a founding member and officer of Medigus (now Xylo Technologies Ltd).from 2000 where he served as VP, Israel Operations and COO from 2014 until 2019. Among other roles, Mr. Sonnenschein previously served as Director of Research and Development at Medigus and has been directly responsible for the development of its MUSE™ System. Mr. Sonnenschein holds an M.Sc. and B.Sc. in Electrical and Electronics Engineering from Ben-Gurion University, Israel.

Meir Shmouely

Mr. Meir Shmouely has served as our VP Software Development January 2022. As VP R&D Software, he oversees the entire software development lifecycle, bringing extensive experience in managing large-scale technology operations and innovations. Prior to joining Pulsenmore, Mr. Shmouely spent over 26 years at Microsoft Corporation, holding several Principal Software Engineering Manager positions across key divisions. From March 2016 to January 2022, he managed a team of 80 engineers in Microsoft’s Azure division, where he drove automation for the Azure hardware quality verification. From November 2013 to March 2016, he served as Principal Software Engineering Manager at Skype, at Microsoft, where he led a multinational team across London, Tallinn, Stockholm, and Seattle. Previously, he held the position of Principal Software Engineering Manager at Xbox (September 2012 to November 2013), where he managed console security validation and established a world-class security pen-test team. From September 2008 to September 2012, as Principal Software Engineering Manager at MSN, he led a team of 70 professionals. His earlier roles at Microsoft included Principal Software Engineering Manager positions in the Windows division (January 2006 to September 2008), where he managed a team of 120 professionals driving Windows 7 application compatibility, and in the ISA division (October 1995 to January 2006), where he was part of the leadership team of the Microsoft’s Internet Security And Acceleration product family. Mr. Shmouely holds a Bachelors Degree and Master’s Degree in Electrical Engineering from the Technion - Israel Institute of Technology.

Michael Hamelsdorf, General Counsel & Company Secretary

Mr. Michael Hamelsdorf has served as our General Counsel since September 2023. Prior to that, Mr. Hamelsdorf served as Legal Counsel and Company Secretary at Tempo Beverages Ltd., Israel’s largest brewer and second largest beverage company, from 2012 until September 2023. Mr. Hamelsdorf was previously a member of the in-house legal department of Phoenix Holdings and Company Secretary & Investor Relations of CMT Medical Technologies. Mr. Hamelsdorf was an associate at Amit, Pollak, Matalon & Co. and holds an LL.M. and LL.B. from Bar-Ilan University.

Linda Messalem, Director

Ms. Linda Messalem has served as an external director on our board of directors since August 2021. Since 2021, Ms. Messalem leads an independent accounting firm providing a full spectrum of financial services to a diverse clientele. From 2008 until 2020, Ms Messalem was an audit partner at Deloitte where she led and managed the Be’er Sheva office overseeing all audit operations. Prior to that from 1998 to 2007, she was a partner at Kesselman & Kesselman (PWC) where she managed and oversaw a wide range of audit and consulting engagements. From 1993 to 1997, Ms. Messalem was the founder and manager of an independent accounting firm. Ms. Messalem holds a Masters in Business Administration from Ben Gurion University and a Bachelor’s Degree in Economics.

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Racheli Guz-Lavi, Director

Ms. Racheli Guz-Lavi has served as member of our board since 2020. Ms. Guz-Lavi is a managing partner at Amit Pollak Matalon & Co and senior partner of the tax department having joined the firm in 2007. Prior to joining APM & Co., Ms. Guz-Lavi was a partner at Dan-Ben Dror & Co., a taxation focused law firm worked as a CPA at KPMG Israel. Ms. Guz-Lavi is a certified CPA since 1995 and a member of the Israeli Bar since 1997. Ms Guz-Lavi has previously served on the boards of Arim Urban Development Company Ltd, Peninsula Ltd and Medigus Ltd (now Xylo Technologies Ltd) among others. Ms. Guz-Lavi holds a B.A. in Economics and Accounting from Tel-Aviv University as well as an LL.M. from Bar-Ilan University and an LL.B. from Tel-Aviv University.

Prof. Anat Loewenstein, Director

Prof. Anat Loewenstein has served as an external director on our board of directors since August 2021. Prof. Loewenstein completed her training in Johns Hopkins University Hospital in Baltimore in 1996. She has been the Director of the Department of Ophthalmology, Tel-Aviv Medical Center since January 2000, Vice Dean of the Sackler School of Medicine, Tel-Aviv University since September 2006, and a Professor at the Sackler School of Medicine since April 1999. She is the principal investigator in multiple multicenter drug and device studies for Novartis, Allergan, Bayer and Lumenis, and serves as a consultant to several companies in the healthcare industry, including Novartis, Allergan, Lumenis, Notal Vision Ltd. and ForSight Labs. She is the chairperson of the Institutional Review Board committee of the Israeli Ministry of Health. Prof. Loewenstein holds an M.D. from the Hebrew University of Jerusalem and Masters Degree in Health Administration from Tel-Aviv University.

Hagai Itkin, Director

Mr. Hagai Itkin has held various leadership roles since 1987. He currently serves as Chairman of Ramot, the Technology Transfer Company of Tel Aviv University, and of TAU Venture, Tel Aviv University’s venture capital fund. In addition, Mr. Itkin serves as Executive Director of Industry Relationships at Tel Aviv University since June 2024, and as a partner at I NEXT Capital, an early-stage digital health venture capital fund, since May 2023. Mr. Itkin currently serves as a board member of several companies, including Discount Capital Ltd. (since August 2024), Actual-Signal, a healthcare start-up (since November 2024), MarbleX, a start-up company in space sensing (since March 2024), and NGV.EARTH, a clean energy company (since January 2023). He also serves on the advisory boards of CyberproAI (since August 2022) and Aurlius Capital (since September 2024). Additionally, he has served as a consultant to Sicpa SA (since August 2021) and the start-up Knock-Eat, a start-up focused on equine solutions (since September 2024). Between 2004 and 2020, Mr. Itkin held senior positions in the government sector in Israel and abroad. He holds a B.A. in Economics & Business Administration from the Hebrew University of Jerusalem (1996–1999), a Master of Business Administration (MBA) from Ben Gurion University (2007–2010), and completed a Director and Senior Executive Training Program at Tel Aviv University in 2021.

Family Relationships

Dr. Elazar Sonnenschein, our Chief Executive Officer and director, and Menashe Sonnenschein, our VP R&D are brothers. There are no other family relationships between any members of our executive management and our directors.

Arrangements for Election of Directors and Members of Management

There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any of our executive management or our directors were selected. See “Item 7B — Major Shareholders and Related Party Transactions — Related Party Transactions” for additional information.

B. Compensation

The following table presents in the aggregate all compensation we paid to all of our directors and senior management as a group for the year ended December 31, 2024. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

All amounts reported in the table below reflect the cost to us in thousands of NIS and U.S. dollars, for the year ended December 31, 2024. Amounts paid in NIS are translated into U.S. dollars at the rate of NIS 3.647 = $1.00, based on the average representative rate of exchange between the NIS and the U.S. dollar as reported by the Bank of Israel in the year ended December 31, 2024. All directors and senior management as a group, consisting of 15 persons (as of December 31, 2024

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	NIS	Convenience translation into U.S. dollars
(in thousands)

Salary and related benefits	7,425	2,036
Pension retirement and other similar benefits	1,478	405
Share based compensation	1,171	321

As of December 31, 2024, options to purchase 3,378,750 ordinary shares granted to our directors and executive officers were outstanding under our Option Plan at a weighted average exercise price of $1.33 per share.

The following table presents information regarding compensation accrued in our financial statements for our five most highly compensated office holders (within the meaning of the Companies Law), during or with respect to the year ended December 31, 2024.

All amounts reported in the table below reflect the cost to us in thousands of U.S. dollars, for the year ended December 31, 2024. Amounts paid in NIS are translated into U.S. dollars at the rate of NIS 3.647 = $1.00, based on the average representative rate of exchange between the NIS and the U.S. dollar as reported by the Bank of Israel in the year ended December 31, 2024.

Executive Officer	Salary Costs(1)	Bonus Payments, Benefits and Perquisites (2)	Stock-Based Compensation (3)	Total

Dr. Elazar Sonnenschein	461	82	-	543
Meir Shmouely	274	20	12	306
Menashe Sonnenschein	217	33	13	263
Mira Sofer (4)	210	18	12	240
Len Farris (5)	209	16	6	231

(1)	Costs include gross salary, including benefits mandated by applicable law which may include, to the extent applicable to each executive officer, payments, contributions and/or allocations for pension, severance, vacation, payments for social security, study funds and other similar benefits consistent with applicable law and our guidelines.

(2)	Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the respective executive officer, bonuses, payments, contributions, car or car allowance, and other similar benefits and perquisites consistent with our policies.

(3)	Amounts reported in this column represent the expense recorded in our audited consolidated financial statements for the year ended December 31, 2024, with respect to options to purchase our ordinary shares granted to our executive officers. Assumptions and key variables used in the calculation of such amounts are discussed in Note 13 to our audited consolidated financial statements for the year ended December 31, 2024.

(4)	During 2024, Ms. Sofer was an executive officer. As of March 27, 2025, Ms. Sofer ceased to be an executive officer although she continues to be employed by us as a senior manager.

(5)	Mr. Farris resigned as an executive officer effective July 11, 2025.

Employment Agreements and Consulting Agreements

We have entered into written employment agreements with each of our executive officers, which provide for notice periods of varying duration for termination of the agreement by us or by the relevant executive officer, during which time the executive officer will continue to receive base salary and benefits. These agreements also contain customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law. See “Risk Factors — Risks Related to Israeli Law and Our Operations in Israel— We may not be able to enforce covenants not-to-compete under current Israeli law that might result in added competition for our products.” for a further description of the enforceability of non-competition clauses.

The following are summary descriptions of certain agreements to which we are a party. The descriptions provided below do not purport to be completed and are qualified in their entirety by the complete agreements, which are attached as exhibits to this registration statement.

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Mr. Elazar Sonnenschein

Mr. Sonnenschein has served as our Chief Executive Officer and member of the board (as well as our Development Manager) since our incorporation in December 2014. In November 2016, we entered into an agreement for the provision of consultancy services, as subsequently amended, or the Services Agreement, with D.L.L.D. Consulting Ltd., or DLLD, a private company wholly owned by Mr. Sonnenschein. Pursuant to the Services Agreement, Mr. Sonnenschein, on behalf of DLLD, provides us with consultancy services in various aspects of its ongoing operations, including, but not limited to, project implementation, budget management, business development, logistics, human resources, research and development, and fundraising. As part of his terms, Mr. Sonnenschein is currently entitled to a monthly salary of NIS 130,000 (approximately $35,645) plus applicable VAT, a monthly payment of NIS 39,000 (approximately $10,693) for social benefits and ancillary expenses, a monthly payment of NIS 11,000 (approximately $23,016) for car expenses or a car lease, a monthly payment of NIS 5,000 (approximately $1,016) for accommodation expenses, an annual cash bonus of up to six monthly salaries, subject to meeting predefined targets, advance notice of up to six months’ salary in the event of termination and a severance payment of up to nine months’ salary.

Regarding the annual bonuses, Mr. Sonnenschein’s targets are determined at the beginning of each year and are derived from a combination of financial and other parameters, including revenue, operating profit, production capacity, milestones in research and development, and more. For the 2024 fiscal year, Mr. Sonnenschein received an annual bonus of NIS 300,000 (approximately $82,260). Additionally, Mr. Sonnenschein is entitled to reimbursement for travel and accommodation expenses in accordance with our policies, subject to prior written approval and the submission of adequate invoices. The term of the Services Agreement is not time-limited and may be terminated by either party with 120 days’ advance written notice. However, under certain circumstances defined in the agreement, we may terminate the engagement immediately without prior notice. The Services Agreement contains customary non-compete, assignment of inventions and confidentiality provisions.

Meir Shmouely

Mr. Meir Shmouely has served as our Vice President of Software Development since March 2019. In March 2019, a services agreement was signed between the Company and Mr. Shmouely, according to which Mr. Shmouely provided services to the Company as an independent contractor under the terms set forth in the agreement. In January 2022, we entered into an employment agreement with Mr. Shmouely, replacing the previous services agreement. Under the terms of the employment agreement, Mr. Shmouely is entitled to a gross monthly salary of NIS 58,500 (approximately $16,040). Additionally, he is entitled to non-compete compensation of NIS 5,500 (approximately $1,508) per month, travel reimbursement of NIS 3,000 (approximately $890) per month, as well as social benefits under our social insurance and benefits plans, including but not limited to our manager’s insurance policy and education fund, which are customary benefits provided to executive employees in Israel. Mr. Shmouely is also eligible for an annual bonus of up to NIS 96,000 (approximately $26,323), subject to meeting predefined targets. For the year 2024, Mr. Shmouely was granted an actual annual bonus of NIS 74,000 (approximately $20,290). Mr. Shmouely’s employment term is not limited in duration and can be terminated by either party with 90 days’ prior written notice. The employment agreement contains customary non-compete, intellectual property and confidentiality provisions.

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Menashe Sonnenschein

Mr. Menashe Sonnenschein has served as our Vice President of Hardware Development since October 2021. In October 2021, we entered into an employment agreement with Mr. Sonnenschein. Mr. Sonnenschein is currently entitled to a gross monthly salary of NIS 55,000 (approximately $15,080). Additionally, he is entitled to a company car as well as social benefits under our social insurance and benefits plans, including but not limited to our manager’s insurance policy and education fund, which are customary benefits provided to executive employees in Israel. Mr. Sonnenschein is also eligible for an annual bonus of up to two monthly salaries, subject to meeting predefined targets. For the year 2024, Mr. Sonnenschein was granted an actual annual bonus of NIS 60,000 (approximately $16,451). The employment term of Mr. Sonnenschein is not limited in duration and may be terminated by either party with 90 days’ prior written notice. The employment agreement includes contains customary non-compete, assignment of inventions and confidentiality provisions.

Directors’ Service Contracts

Other than with respect to Dr. Elazar Sonnenschein and Jonathan Adereth, we do not have written agreements with any director providing for benefits upon the termination of his employment with our company.

Our board members are each entitled to an annual fee and a per meeting fee of the fixed amounts set under the Companies Law in accordance with our then-effective grade, so that as of January 1, 2025 and according to our equity as of December 31, 2024, all members of our board of directors, who are not otherwise employed by us, shall be entitled to an annual fee of NIS 574,000 (approximately $157,390) and a per meeting fee of NIS 4,000 (approximately $1,096). Board members may waive there right to receive the above fees or options or any part thereof, and director nominees may assign their right to remunerations to the shareholder that appointed them.

Jonathan Adereth

In December 2020, we entered into an employment agreement with Mr. Adereth under which Mr. Adereth acts as the Company’s Chairman of the Board of Directors on a 20% basis (a day per week). Under the employment agreement, Mr. Aderet is entitled to a yearly payment of NIS 370,000 (approximately $101,453). The employment term of Mr. Adereth is not limited in duration and may be terminated by either party with 60 days’ prior written notice. The employment agreement includes contains customary non-compete, assignment of inventions and confidentiality provisions. In February, 2021, the employment agreement was amended, under which Mr. Adereth was granted options to purchase 1,032,500 ordinary shares, of which all have been vested.

C. Board Practices

Introduction

We are incorporated in Israel, and, therefore, are generally subject to various corporate governance practices under Israeli law such as with respect to external directors, independent directors, audit committee, compensation committee, an internal auditor and approvals of interested party transactions. These matters are in addition to the requirements of The Nasdaq Capital Market and other relevant provisions of U.S. securities laws applicable to us. Under the Nasdaq Listing Rules, a foreign private issuer may generally follow its home country practices for corporate governance in lieu of the comparable Nasdaq Capital Market requirements, except for certain matters such as composition and responsibilities of the audit committee and the SEC-mandated standards for the independence of its members. We currently comply with all the above-mentioned requirements.

Our board of directors presently consists of six members, including two external directors required to be appointed under the Companies Law. We believe that Hagai Itkin, Racheli Guz-Lavi, Anat Loewenstein, and Linda Messalem are “independent” for purposes of the Nasdaq Stock Market rules. Our articles of association provide that the number of directors may be no less than 5 and no more than 10 (including external directors to the extent required to be appointed to the board of directors pursuant to the Companies Law, and independent directors). Our directors are elected at the annual general meeting. For further information about our staggered board of directors, see “—Item 10.B. Articles of Association.” Our initial Class I directors are         , our initial Class II directors are            , and our initial Class III directors are              . Our directors may further be appointed by the board of director and in this case shall hold office until the end of the immediately following annual general meeting or upon earlier termination in circumstanced referred to under the Companies Law or our and our articles of association. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our executive officers are responsible for our day-to-day management. Our Chief Executive Officer is appointed by, and serves at the discretion of, our board of directors, subject to the employment agreement that we have entered into with him. All other executive officers are appointed by our Chief Executive Officer. Their terms of employment are subject to the approval of the compensation committee and of the board of directors, and are subject to the terms of any applicable employment agreements that we may enter into with them.

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Each director, except external directors, will hold office until he or she resigns or unless he or she is removed by a majority vote of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our articles of association.

In addition, under certain circumstances, our articles of association allow our board of directors to appoint directors to fill vacancies on our board of directors or in addition to the acting directors (subject to the limitation on the number of directors). The office of a director that was appointed by the board of directors to fill any vacancy shall only be for the remaining period of time during which the director whose service has ended would have held office, or in case of a vacancy due to the number of directors serving being less than the minimum number stated above, the board of directors shall determine at the time of appointment the class of the staggered board to which the additional director shall be assigned. External directors may be elected for up to two additional three-year terms after their initial three-year term under the circumstances described below, with certain exceptions which allow to extend such period as described in “External Directors” below. External directors may be removed from office only under the limited circumstances set forth in the Companies Law. See “Item 6. C—Board Practices—External Directors” below.

According to regulations promulgated pursuant to the Companies Law and governing the terms of notice and publication of shareholder meetings of public companies, or the General Meeting Regulations, holder(s) of at least 1% of our voting rights may propose any matter appropriate for deliberation at a shareholder meeting to be included on the agenda of a shareholder meeting, unless such proposal refers to election or removal of a director, which requires such holder(s) to hold at least 5% of our voting rights, as set forth in the Alleviation Regulations. Such proposal may be submitted within seven days of publicizing the convening of a shareholder meeting, or within fourteen days, if we publish at least 21 days prior to publicizing the proxy materials for a shareholder meeting, a preliminary notice stating its intention to convene such meeting with all required information. Any such proposal must further comply with the information requirements under applicable law and our articles of association, and in the event that such shareholders propose to appoint directors for service on the Company’s board of directors, the proposal must include information regarding the director candidates as well as certain declarations of the director candidates, as required pursuant to the General Meeting Regulations. The agenda for a shareholder meeting is determined by the board of directors and must include matters in respect of which the convening of a shareholder meeting was demanded and any matter requested to be included by holder(s) of the required voting rights, as detailed above.

Under the Companies Law, our board of directors must determine the minimum number of directors who are required to have accounting and financial expertise. In determining the number of directors required to have such expertise, our board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our board of directors has determined that the minimum number of directors of our company who are required to have accounting and financial expertise is one.

The board of directors may elect one director to serve as the chairman of the board of directors to preside at the meetings of the board of directors, and may also remove that director as chairman. Pursuant to the Companies Law, neither the chief executive officer nor any of his or her relatives is permitted to serve as the chairman of the board of directors, and a company may not vest the chairman or any of his or her relatives with the chief executive officer’s authorities. In addition, a person who reports, directly or indirectly, to the chief executive officer may not serve as the chairman of the board of directors; the chairman may not be vested with authorities of a person who reports, directly or indirectly, to the chief executive officer; and the chairman may not serve in any other position in the company or a controlled company, but he or she may serve as a director or chairman of a controlled company. However, the Companies Law permits a company’s shareholders to determine, for a period not exceeding three years from each such determination, that the chairman or his or her relative may serve as chief executive officer or be vested with the chief executive officer’s authorities, and that the chief executive officer or his or her relative may serve as chairman or be vested with the chairman’s authorities. Such determination of a company’s shareholders requires either: (1) the approval of at least a majority of the shares of those shareholders present and voting on the matter (other than controlling shareholders and those having a personal interest in the determination) (shares held by abstaining shareholders shall not be considered); or (2) that the total number of shares opposing such determination does not exceed 2% of the total voting power in the company. Currently, we have a separate chairman and chief executive officer.

The board of directors may, subject to the provisions of the Companies Law and our amended and restated articles of association, delegate any or all of its powers to committees of the board, and it may, from time to time, revoke such delegation or alter the composition of any such committees, subject to certain limitations. Unless otherwise expressly provided by the board of directors, the committees shall not be empowered to further delegate such powers. The composition and duties of our audit committee and compensation committee are described below.

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The board of directors oversees how management monitors compliance with our risk management policies and procedures, and reviews the adequacy of the risk management framework in relation to the risks faced by us. The board of directors is assisted in its oversight role by an internal auditor. The internal auditor undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to our board of directors.

We provided a board observer right to one of our beneficial shareholders — GE Healthcare Global Holdings — pursuant to a private placement agreement we entered into in May 11, 2022. For more information, see “Item 7.B - Related Party Transactions— GE Healthcare Private Placement.”

External Directors

Under the Companies Law, an Israeli company whose shares have been offered to the public or whose shares are listed for trading on a stock exchange in or outside of Israel is generally required to appoint at least two external directors to serve on its board of directors. Accordance with the Alleviation Regulations, an Israeli public company with no controlling shareholder (within the meaning of the Companies Law), whose shares are listed on The Nasdaq Capital Market, may opt out from the requirement of electing and having external directors on its board of directors. External directors must meet stringent standards of independence. As of the date hereof, our external directors are Anat Loewenstein and Linda Messalem.

According to regulations promulgated under the Companies law, at least one of the external directors is required to have “financial and accounting expertise,” unless another member of the audit committee, who is an independent director under the Nasdaq Stock Market rules, has “financial and accounting expertise,” and the other external director or directors are required to have “professional expertise”. An external director may not be appointed to an additional term unless: (1) such director has “accounting and financial expertise;” or (2) he or she has “professional expertise,” and on the date of appointment for another term there is another external director who has “accounting and financial expertise” and the number of “accounting and financial experts” on the board of directors is at least equal to the minimum number determined appropriate by the board of directors. We have determined that has accounting and financial expertise.

A director with accounting and financial expertise is a director who, due to his or her education, experience and skills, possesses a high degree of proficiency in, and an understanding of, business - accounting matters and financial statements, such that he or she is able to understand the financial statements of the company in depth and initiate a discussion about the manner in which financial data is presented. A director is deemed to have “professional expertise” if he or she holds an academic degree in certain fields or has at least five years of experience in certain senior positions.

External directors are elected by a majority vote at a shareholders’ meeting, so long as either:

●	at least a majority of the shares held by shareholders who are not controlling shareholders and do not have personal interest in the appointment (excluding a personal interest that did not result from the shareholder’s relationship with the controlling shareholder) have voted in favor of the proposal (shares held by abstaining shareholders shall not be considered); or

●	the total number of shares voted against the election of the external director, does not exceed 2% of the aggregate voting rights of the company.

The Companies Law provides for an initial three-year term for an external director. Thereafter, an external director may be reelected by shareholders to serve in that capacity for up to two additional three-year terms, provided that:

(1)	his or her service for each such additional term is recommended by one or more shareholders holding at least one percent of the company’s voting rights and is approved at a shareholders meeting by a disinterested majority, where the total number of shares held by non-controlling, disinterested shareholders voting for such reelection exceeds two percent of the aggregate voting rights in the company and such external director is not an interested shareholder or a competitor or relative of such shareholder, at the time of appointment, and is not affiliated with or related to an interested shareholder or competitor, at the time of appointment or the two years prior to the date of appointment. An “Interested shareholder or a competitor” is a shareholder who recommended the appointment for each such additional term or a substantial shareholder, if at the time of appointment, it, its controlling shareholder or a company controlled by any of them, has business relations with the company or any of them are competitors of the company;

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(2)	his or her service for each such additional term is recommended by the board of directors and is approved at a shareholders meeting by the same disinterested majority required for the initial election of an external director (as described above); or

(3)	the external director offered his or her service for each such additional term and was approved in accordance with the provisions of section (1) above.

Despite the aforesaid, the term of office for external directors for Israeli companies traded on certain foreign stock exchanges, including the Nasdaq Stock Market, may be extended indefinitely in increments of additional three-year terms, in each case provided that the audit committee and the board of directors of the company confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period(s) is beneficial to the company, and provided that the external director is reelected subject to the same shareholder vote requirements as if elected for the first time (as described above). Prior to the approval of the reelection of the external director at a general shareholders meeting, the company’s shareholders must be informed of the term previously served by him or her and of the reasons why the board of directors and audit committee recommended the extension of his or her term.

External directors may be removed only by a special general meeting of shareholders called by the board of directors after the board has determined that circumstances allow such dismissal, at the same special majority of shareholders required for their election or by a court, and in both cases only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to our company. In the event of a vacancy created by an external director which causes the company to have fewer than two external directors, the board of directors is required under the Companies Law to call a shareholders meeting as soon as possible to appoint such number of new external directors in order that the company thereafter has two external directors.

External directors may be compensated only in accordance with regulations adopted under the Companies Law.

Fiduciary Duties of Office Holders

The Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company.

The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care of an office holder includes a duty to use reasonable means to obtain:

●	information on the advisability of a given action brought for his approval or performed by him by virtue of his position; and

●	all other important information pertaining to these actions.

The duty of loyalty of an office holder requires an office holder to act in good faith and for the benefit of the company, and includes a duty to:

●	refrain from any conflict of interest between the performance of his duties in the company and his performance of his other duties or personal affairs;

●	refrain from any action that is competitive with the company’s business;

●	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or others; and

●	disclose to the company any information or documents relating to the company’s affairs which the office holder has received due to his position as an office holder.

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Approval of Related Party Transactions under Israeli Law

General

Under the Companies Law, we may approve an action by an office holder from which the office holder would otherwise have to refrain, as described above, if:

●	the office holder acts in good faith and the act or its approval does not cause harm to the company; and

●	the office holder disclosed the nature of his or her interest in the transaction (including any significant fact or document) to the company at a reasonable time before the company’s approval of such matter.

Disclosure of Personal Interests of an Office Holder

The Companies Law requires that an office holder disclose to the company, promptly, and, in any event, not later than the board meeting at which the transaction is first discussed, any direct or indirect personal interest that he or she may have and all related material information known to him or her relating to any existing or proposed transaction by the company. If the transaction is an extraordinary transaction, the office holder must also disclose any personal interest held by:

●	the office holder’s relatives; or

●	any corporation in which the office holder or his or her relatives holds 5% or more of the shares or voting rights, serves as a director or general manager or has the right to appoint at least one director or the general manager.

Under the Companies Law, an extraordinary transaction is a transaction:

●	not in the ordinary course of business;

●	not on market terms; or

●	that is likely to have a material effect on the company’s profitability, assets or liabilities.

The Companies Law does not specify to whom within us nor the manner in which required disclosures are to be made. We require our office holders to make such disclosures to our board of directors.

Under the Companies Law, once an office holder complies with the above disclosure requirement, the board of directors may approve a transaction between the company and an office holder, or a third party in which an office holder has a personal interest, unless the articles of association provide otherwise and provided that the transaction is in the company’s interest. If the transaction is an extraordinary transaction in which an office holder has a personal interest, first the audit committee and then the board of directors, in that order, must approve the transaction. Under specific circumstances, shareholder approval may also be required. A director who has a personal interest in an extraordinary transaction, which is considered at a meeting of the board of directors or the audit committee, may not be present at this meeting or vote on this matter, unless a majority of the board of directors or the audit committee, as the case may be, has a personal interest. If a majority of the board of directors has a personal interest, then shareholder approval is generally also required.

Under the Companies Law, all arrangements as to compensation of office holders require approval of the compensation committee and board of directors, and compensation of office holders who are directors must be also approved, subject to certain exceptions, by the shareholders, in that order.

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Disclosure of Personal Interests of a Controlling Shareholder

Under the Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, including a private placement in which a controlling shareholder has a personal interest, as well as transactions for the provision of services whether directly or indirectly by a controlling shareholder or his or her relative, or a company such controlling shareholder controls, and transactions concerning the terms of engagement of a controlling shareholder or a controlling shareholder’s relative, whether as an office holder or an employee, require the approval of the audit committee or the compensation committee, as the case may be, the board of directors and a majority of the shares voted by the shareholders of the company participating and voting on the matter in a shareholders’ meeting. In addition, the shareholder approval must fulfill one of the following requirements:

●	at least a majority of the shares held by shareholders who have no personal interest in the transaction and are voting at the meeting must be voted in favor of approving the transaction, excluding abstentions; or

●	the shares voted by shareholders who have no personal interest in the transaction who vote against the transaction represent no more than 2% of the voting rights in the company.

In addition, any extraordinary transaction with a controlling shareholder or in which a controlling shareholder has a personal interest with a term of more than three years requires the abovementioned approval every three years; however, such transactions not involving the receipt of services or compensation can be approved for a longer term, provided that the audit committee determines that such longer term is reasonable under the circumstances.

The Companies Law requires that every shareholder that participates, in person, by proxy or by voting instrument, in a vote regarding a transaction with a controlling shareholder, must indicate in advance or in the ballot whether or not that shareholder has a personal interest in the vote in question. Failure to so indicate will result in the invalidation of that shareholder’s vote.

Pursuant to regulations promulgated under the Companies Law, certain transactions with a controlling shareholder or his or her Relative, or with directors, that would otherwise require approval of a company’s shareholders may be exempt from shareholder approval upon certain determinations of the audit committee or the compensation committee and board of directors.

The term “controlling shareholder” is defined in the Companies Law as a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its general manager. In the context of a transaction involving a shareholder of the company, a controlling shareholder also includes a shareholder who holds 25% or more of the voting rights in the company if no other shareholder holds more than 50% of the voting rights in the company. For this purpose, the holdings of all shareholders who have a personal interest in the same transaction will be aggregated.

Duties of Shareholders

Under the Companies Law, a shareholder has a duty to refrain from abusing its power in the company and to act in good faith and in an acceptable manner in exercising its rights and performing its obligations toward the company and other shareholders, including, among other things, voting at general meetings of shareholders (and at shareholder class meetings) on the following matters:

●	amendment of the articles of association;

●	increase in the company’s authorized share capital;

●	merger; and

●	the approval of related party transactions and acts of office holders that require shareholder approval.

A shareholder also has a general duty to refrain from oppressing other shareholders.

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The remedies generally available upon a breach of contract will also apply to a breach of the above mentioned duties, and in the event of oppression of other shareholders, additional remedies are available to the injured shareholder.

In addition, any controlling shareholder, any shareholder that knows that its vote can determine the outcome of a shareholder vote and any shareholder that, under a company’s articles of association, has the power to appoint or prevent the appointment of an office holder, or has another power with respect to a company, is under a duty to act with fairness towards the company. The Companies Law does not describe the substance of this duty except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty to act with fairness, taking the shareholder’s position in the company into account.

Committees of the Board of Directors

Our board of directors has established two standing committees, the audit committee and the compensation committee.

Audit Committee

Under the Israeli Companies Law, we are required to appoint an audit committee. The audit committee must be comprised of at least three directors, including all of the external directors (one of whom must serve as chair of the committee) and the majority of its members shall be independent (as defined in the Companies Law). The audit committee may not include the chairman of the board; a controlling shareholder of the company or a relative of a controlling shareholder; a director employed by or providing services on a regular basis to the company, to a controlling shareholder or to an entity controlled by a controlling shareholder; or a director who derives most of his or her income from a controlling shareholder.

In addition, under the Israeli Companies Law, a majority of the members of the audit committee of a publicly-traded company must be independent directors.

In general, an “independent director” under the Israeli Companies Law is defined as either (i) an external director, or (ii) an individual who has not served as a director of the company for a period exceeding nine consecutive years and who meets the qualifications for being appointed as an external director, except that he or she need not meet the requirement being an Israeli resident (which does not apply to companies such as ours whose securities have been offered outside of Israel or are listed outside of Israel) and for accounting and financial expertise or professional qualifications. For these purposes, ceasing to serve as a director for a period of two years or less would not be deemed to sever the consecutive nature of such director’s service. However, pursuant to the Alleviation Regulations, we may also classify directors who qualify as independent directors under the relevant non-Israeli rules, as ‘independent directors’ under the Companies Law. In addition, the Alleviation Regulations provide that ‘independent directors’ may be elected for additional terms that do not exceed three years each, beyond the 9 consecutive years, provided that, if the director is being re-elected for an additional term or terms beyond the 9 consecutive years, the audit committee and board of directors must determine that, in light of the director’s expertise and special contribution to the board of directors and its committees, the re-election for an additional term is to the company’s benefit and the director must be re-elected by the required majority of shareholders and subject to the terms specified in the Companies Law.

Our audit committee, acting pursuant to a written charter, is comprised of Linda Messalem, Anat Loewenstein, and Racheli Guz-Lavi.

Under the Companies Law, our audit committee is responsible for:

(i)	determining whether there are deficiencies in the business management practices of our company, and making recommendations to the board of directors to improve such practices;

(ii)	determining whether to approve certain related party transactions (including transactions in which an office holder has a personal interest and whether such transaction is extraordinary or material under Companies Law) and establishing the approval process for certain transactions with a controlling shareholder or in which a controlling shareholder has a personal interest (see “Item 6 C.—Board Practices—Approval of Related Party Transactions under Israeli law”);

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(iii)	examining our internal controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to dispose of its responsibilities;

(iv)	examining the scope of our auditor’s work and compensation and submitting a recommendation with respect thereto to our board of directors or shareholders, depending on which of them is considering the appointment of our auditor;

(v)	establishing procedures for the handling of employees’ complaints as to the management of our business and the protection to be provided to such employees; and

(vi)	where the board of directors approves the working plan of the internal auditor, examining such working plan before its submission to the board of directors and proposing amendments thereto.

Our audit committee may not conduct any discussions or approve any actions requiring its approval (see “Item 6 C.—Board Practices—Approval of Related Party Transactions under Israeli law”), unless at the time of the approval a majority of the committee’s members are present, which majority consists of independent directors including at least one external director.

Nasdaq Stock Market Requirements for Audit Committee

Under the Nasdaq Stock Market rules, we are required to maintain an audit committee consisting of at least three members, all of whom are independent and are financially literate and one of whom has accounting or related financial management expertise.

As noted above, the members of our audit committee include Anat Loewenstein and Linda Messalem who are external directors, and Racheli Guz-Lavi who is an independent director, each of whom is “independent,” as such term is defined in under Nasdaq Stock Market rules. Linda Messalem serves as the chairman of our audit committee. All members of our audit committee meet the requirements for financial literacy under the Nasdaq Stock Market rules. Our board of directors has determined that is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq Stock Market rules.

Compensation Committee

Under the Companies Law, the board of directors of any public company must establish a compensation committee. The compensation committee must be comprised of at least three directors, including all of the external directors, who must constitute a majority of the members of the compensation committee (to the extent external director is required under the Companies Law and its regulations). Each compensation committee member that is not an external director must be a director whose compensation does not exceed an amount that may be paid to an external director. The compensation committee is subject to the same Companies Law restrictions as the audit committee as to (a) who may not be a member of the committee and (b) who may not be present during committee deliberations as described above.

Our compensation committee is acting pursuant to a written charter, and consists of , and , each of whom is “independent,” as such term is defined under the Nasdaq Stock Market rules. Our compensation committee complies with the provisions of the Companies Law, the regulations promulgated thereunder, and our articles of association, on all aspects referring to its independence, authorities and practice. Our compensation committee follows home country practice as opposed to complying with the compensation committee membership and charter requirements prescribed under the Nasdaq Stock Market rules.

Our compensation committee inter-alia reviews and recommends to our board of directors: (1) the annual base compensation of our executive officers and directors; (2) annual incentive bonus, including the specific goals and amount; (3) equity compensation; (4) employment agreements, severance arrangements, and change in control agreements/provisions; (5) retirement grants and/or retirement bonuses; and (6) any other benefits, compensation, compensation policies or arrangements.

The duties of the compensation committee include the recommendation to the company’s board of directors of a policy regarding the terms of engagement of office holders, to which we refer as a compensation policy. Such policy must be adopted by the company’s board of directors, after considering the recommendations of the compensation committee. The compensation policy is then brought for approval by our shareholders, which requires a special majority. Under the Companies Law, the board of directors may adopt the compensation policy if it is not approved by the shareholders, provided that after the shareholders oppose the approval of such policy, and that the compensation committee and the board of directors revisit the matter and determine that adopting the compensation policy would be beneficial to the company. Our compensation policy was approved by our shareholders on June 3, 2021 and is valid until June 2026.

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The compensation policy must be reviewed from time to time by the board and must be re-approved or amended by the board of directors and generally by the shareholders at least once every three years. If the compensation policy is not approved by the shareholders, the compensation committee and the board of directors may nonetheless, approve the policy, following further discussion of the matter and for detailed reasons.

The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of executive officers and directors, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must relate to certain factors, including advancement of the company’s objectives, the company’s business and its long-term strategy, and creation of appropriate incentives for executives. It must also consider, among other things, the company’s risk management, size and the nature of its operations. The compensation policy must furthermore consider the following additional factors:

●	the education, skills, expertise and accomplishments of the relevant director or executive;

●	the director’s or executive’s roles and responsibilities and prior compensation agreements with him or her;

●	the relationship between the terms of service of an office holder and the cost of compensation of the other employees of the company, including those employed through manpower companies;

●	the impact of disparities in salary upon work relationships in the company;

●	the possibility of reducing variable compensation at the discretion of the board of directors; and the possibility of setting a limit on the exercise value of non-cash variable compensation; and

●	as to severance compensation, the period of service of the director or executive, the terms of his or her compensation during such service period, the company’s performance during that period of service, the person’s contribution towards the company’s achievement of its goals and the maximization of its profits, and the circumstances under which the person is leaving the company.

The compensation policy must also include the following principles:

●	the link between variable compensation and long-term performance and measurable criteria;

●	the relationship between variable and fixed compensation, and the ceiling for the value of variable compensation;

●	the conditions under which a director or executive would be required to repay compensation paid to him or her if it was later shown that the data upon which such compensation was based was inaccurate and was required to be restated in the company’s financial statements;

●	the minimum holding or vesting period for variable, equity-based compensation; and

●	maximum limits for severance compensation.

The compensation policy must also consider appropriate incentives from a long-term perspective.

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The compensation committee is responsible for (1) recommending the compensation policy to a company’s board of directors for its approval (and subsequent approval by the shareholders) and (2) duties related to the compensation policy and to the compensation of a company’s office holders, including:

●	recommending whether a compensation policy should continue in effect, if the then-current policy has a term of greater than three years (approval of either a new compensation policy or the continuation of an existing compensation policy must in any case occur every three years);

●	recommending to the board of directors periodic updates to the compensation policy;

●	assessing implementation of the compensation policy;

●	determining whether the terms of compensation of certain office holders of the company need not be brought to approval of the shareholders; and

●	determining whether to approve the terms of compensation of office holders that require the committee’s approval.

Nasdaq Stock Market Requirements for Compensation Committee

Under the Nasdaq Stock Market rules, we are required to maintain a compensation committee consisting of at least two members, all of whom satisfy certain standards of independence under Nasdaq Rule.

As noted above, the members of our compensation committee include Anat Loewenstein and Linda Messalem who are external directors, and Racheli Guz-Lavi who is an independent director, each of whom is “independent,” as such term is defined in under Nasdaq Stock Market rules. Linda Messalem serves as the chairman of our audit committee.

Investment Committee

Our investment committee is comprised of Jonathan Adereth, Racheli Guz-Lavi and Linda Messalem. The investment committee is responsible for formulating the overall investment policies of the Company, and establishing investment guidelines in furtherance of those policies. The Committee monitors the management of the portfolio for compliance with the investment policies and guidelines and for meeting performance objectives over time as well as assist the board of directors in fulfilling its oversight responsibility for the investment of assets of the company.

Compensation Policy

Our compensation policy designed to promote retention and motivation of directors and executive officers, incentivize superior individual excellence, align the interests of our directors and executive officers with our long-term performance and provide a risk management tool. To that end, a portion of our executive officer compensation package is targeted to reflect our short- and long-term goals, as well as the executive officer’s individual performance. On the other hand, our compensation policy includes measures designed to reduce the executive officer’s incentives to take excessive risks.

Our compensation policy also addresses our executive officers’ individual characteristics (such as their respective position, skills, education, scope of responsibilities and contribution to the attainment of our goals) as the basis for compensation variation among our executive officers and considers the internal ratios between compensation of our executive officers and directors and other employees. Pursuant to our compensation policy, the compensation that may be granted to an executive officer may include: base salary, annual bonuses and other cash bonuses, such as a signing bonus (which is subject to a claw back provision), special bonuses with respect to any special achievements, and IPO or stock exchange registration bonus. In addition, equity-based compensation, benefits and retirement and termination of service arrangements. All cash bonuses are limited to a maximum amount linked to the executive officer’s base salary or his position. In addition, the variable compensation components (such as cash bonuses) may not exceed a multiple of the executive officer’s total compensation package with respect to any given calendar year. Except for a special bonus, an IPO or stock exchange registration bonus, and a signing bonus, which may exceed the bonus cap for each officer position.

An annual cash bonus may be awarded to executive officers upon the attainment of pre-set periodic objectives and individual targets, along with non-material portion of discretionary evaluation. The measurable performance objectives of our current chief executive officer (which he also a director) will be determined annually by our compensation committee, the board of directors and the general meeting of the shareholders. A non-material portion of the chief executive officer’s annual cash bonus, as provided in our compensation policy, may be based on a discretionary evaluation of the chief executive officer’s overall performance by the compensation committee and the Board.

The equity-based compensation under our compensation policy for executive officers (including members of the Board) is designed to align their interests with the company’s long-term objectives and those of its shareholders while supporting the retention and motivation of executive officers over time. The equity-based compensation framework is structured to complement the principles underlying base salary and annual cash bonuses, ensuring a balance between fixed and variable compensation components.

Our compensation policy provides for executive officer compensation through equity-based incentives, including share options, restricted share units (RSUs), performance share units (PSUs), phantom shares, and other equity-related awards, in accordance with the company’s long-term equity incentive plan. All equity-based awards are subject to vesting periods, generally set at a minimum of three years, unless otherwise determined by the Compensation Committee and the Board of Directors, to promote long-term retention and sustained company growth. Equity-based compensation may be granted periodically and is individually determined based on the executive officer’s performance, education, professional experience, qualifications, role, and scope of responsibilities.

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Additionally, the annual value of equity-based compensation at the time of grant is subject to predefined caps based on the executive officer’s position. These caps, as outlined in the company’s compensation policy, are designed to ensure a balanced and responsible approach to equity incentives while maintaining alignment with the company’s compensation structure and long-term strategic goals.

Furthermore, our compensation policy contains compensation recovery provisions which allow us under certain conditions to recover bonuses paid in excess, enables our chief executive officer to approve an immaterial change to the terms of employment of an executive officer who reports directly to him or her (provided that the changes of the terms of employment are in accordance with our compensation policy) and allows us to exculpate, indemnify and insure our executive officers and directors.

Our compensation policy also provides for compensation to the members of the Board in accordance with the amounts determined in our compensation policy.

Our compensation policy is filed as an exhibit to this registration statement.

Internal Auditor

Under the Companies Law, the board of directors of an Israeli public company must also appoint an internal auditor nominated by the audit committee. Our internal auditor is Daniel Schapira, CPA. The role of the internal auditor is to examine, among other things, whether a company’s actions comply with the law and proper business procedure. The audit committee is required to oversee the activities, and to assess the performance of the internal auditor as well as to review the internal auditor’s work plan. An internal auditor may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of the company’s independent accounting firm or its representative. The Companies Law defines an interested party as a holder of 5% or more of the outstanding shares or voting rights of a company, any person or entity that has the right to nominate or appoint at least one director or the general manager of the company or any person who serves as a director or as the general manager of a company. Our internal auditor is not our employee, but the managing partner of a firm which specializes in internal auditing.

Remuneration of Directors and Executive Officers

Directors. Under the Companies Law, remuneration of directors is subject to the approval of the compensation committee, thereafter by the board of directors and thereafter, unless exempted under the regulations promulgated under the Companies Law, by the general meeting of the shareholders. In case the remuneration of the directors is in accordance with regulations applicable to remuneration of the external directors then such remuneration shall be exempt from the approval of the general meeting. Where the director is also a controlling shareholder, the requirements for approval of transactions with controlling shareholders apply. If the compensation of our directors is inconsistent with our stated compensation policy, then, provided that those provisions that must be included in the compensation policy according to the Companies Law have been considered by the compensation committee and board of directors, shareholders approval by a special majority will be required.

Executive officers other than the chief executive officer. The Companies Law requires the approval of the compensation of a public company’s executive officers (other than the chief executive officer) in the following order: (i) the compensation committee, (ii) the company’s board of directors, and (iii) only if such compensation arrangement is inconsistent with the company’s stated compensation policy, the company’s shareholders by a special majority. However, if the shareholders of the company do not approve a compensation arrangement with an executive officer that is inconsistent with the company’s stated compensation policy, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provides detailed reasons for their decision.

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Chief executive officer. Under the Companies Law, the compensation of a public company’s chief executive officer is required to be approved by: (i) the company’s compensation committee; (ii) the company’s board of directors, and (iii) the company’s shareholders by a special majority. However, if the shareholders of the company do not approve the compensation arrangement with the chief executive officer, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provides detailed reasons for their decision. In addition, the compensation committee may exempt the engagement terms of a candidate to serve as the chief executive officer from shareholders’ approval, if the compensation committee determines that the compensation arrangement is consistent with the company’s stated compensation policy, that the chief executive officer did not have a prior business relationship with the company or a controlling shareholder of the company, and that subjecting the approval to a shareholders vote would impede the company’s ability to attain the candidate to serve as the company’s chief executive officer (and provide detailed reasons for the latter).

The approval of each of the compensation committee and the board of directors, with regard to the office holders and directors above, must be in accordance with the company’s stated compensation policy; however, under special circumstances, the compensation committee and the board of directors may approve compensation terms of a chief executive officer that are inconsistent with the company’s compensation policy provided that they have considered those provisions that must be included in the compensation policy according to the Companies Law and that shareholder approval was obtained by a special majority requirement.

Insurance

Under the Companies Law, a company may obtain insurance for any of its office holders against the following liabilities incurred due to acts he or she performed as an office holder, if and to the extent provided for in the company’s articles of association:

●	breach of his or her duty of care to the company or to another person, to the extent such a breach arises out of the negligent conduct of the office holder;

●	a breach of his or her duty of loyalty to the company, provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice the company’s interests; and

●	a financial liability imposed upon him or her in favor of another person concerning an act performed by such office holder in his or her capacity as an officer holder.

We currently have directors’ and officers’ liability insurance, providing total coverage of $10,000,000 for the benefit of all of our directors and officers.

Indemnification

The Companies Law provides that a company may indemnify an office holder against the following liabilities and expenses incurred for acts performed by him or her as an office holder, either pursuant to an undertaking made in advance of an event or following an event, provided its articles of association include a provision authorizing such indemnification:

●	a financial liability imposed on him or her in favor of another person by any judgment concerning an act performed in his or her capacity as an office holder, including a settlement or arbitrator’s award approved by a court;

●	reasonable litigation expenses, including attorneys’ fees, expended by the office holder (a) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (1) no indictment (as defined in the Companies Law) was filed against such office holder as a result of such investigation or proceeding; and (2) no financial liability as a substitute for the criminal proceeding (as defined in the Companies Law) was imposed upon him or her as a result of such investigation or proceeding, or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and (b) in connection with a monetary sanction

●	reasonable litigation expenses, including attorneys’ fees, expended by the office holder or imposed on him or her by a court,: (1) in proceedings that the company institutes, or that another person institutes on the company’s behalf, against him or her; (2) in a criminal proceedings of which he or she was acquitted; or (3) as a result of a conviction for a crime that does not require proof of criminal intent.

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Our articles of association allow us to indemnify our office holders up to a certain amount. The Companies Law also permits a company to undertake in advance to indemnify an office holder, provided that if such indemnification relates to financial liability imposed on him or her, as described above, then the undertaking should be limited and shall detail the following foreseen events and amount or criterion:

●	to events that in the opinion of the board of directors can be foreseen based on the Company’s activities at the time that the undertaking to indemnify is made; and

in amount or criterion determined by the board of directors, to be reasonable under the circumstances.

We have entered into indemnification agreements with all of our directors and with certain members of our senior management.

The indemnification that we undertake towards all persons whom it resolved to indemnify for the matters and circumstances described therein, jointly and in the aggregate, do not exceed the amount equal to 25% of the Company’s shareholders’ equity at the time of the indemnification.

Exculpation

Under the Companies Law, an Israeli company may not exculpate an office holder from liability for a breach of his or her duty of loyalty, but may exculpate in advance an office holder from his or her liability to the company, in whole or in part, for damages caused to the company as a result of a breach of his or her duty of care (other than in relation to distributions), but only if a provision authorizing such exculpation is included in its articles of association. Our amended and restated articles of association provide that we may exculpate any office holder from liability to us to the fullest extent permitted by law. Under the indemnification agreements, we exculpate and release our office holders from any and all liability to us related to any breach by them of their duty of care to us to the fullest extent permitted by law.

Limitations

The Companies Law provides that we may not exculpate or indemnify an office holder nor enter into an insurance contract that would provide coverage for any liability incurred as a result of any of the following: (1) a breach by the office holder of his or her duty of loyalty unless (in the case of indemnity or insurance only, but not exculpation) the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice us; (2) a breach by the office holder of his or her duty of care if the breach was carried out intentionally or recklessly (as opposed to merely negligently); (3) any act or omission committed with the intent to derive an illegal personal benefit; or (4) any fine, monetary sanction, penalty or forfeit levied against the office holder.

Under the Companies Law, exculpation, indemnification and insurance of office holders in a public company must be approved by the compensation committee and the board of directors and, with respect to certain office holders or under certain circumstances, also by the shareholders.

The foregoing descriptions summarize the material aspects and practices of our board of directors. For additional details, we also refer you to the full text of the Companies Law, as well as of our amended and restated articles of association, which are exhibits to this registration statement and are incorporated herein by reference.

There are no service contracts between us and our directors in their capacity as directors, on the other hand, providing for benefits upon termination of service.

As of the date of this registration statement, we have no outstanding loan or guarantee commitments to members of the board of directors or management.

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D. Employees.

As of September 1, 2025, we have seven senior management positions, which includes our Chief Executive Officer and four managers reporting to the CEO, all of whom are engaged on a full-time basis. As of September 1, 2025, we had 64 employees in full-or part-time capacities, 53 of whom are located in Israel. None of our employees are represented by labor unions or covered by collective bargaining agreements. We believe that we maintain good relations with all of our employees. However, in Israel, we are subject to certain Israeli labor laws, regulations and national labor court precedent rulings, as well as certain provisions of collective bargaining agreements applicable to us by virtue of extension orders issued in accordance with relevant labor laws by the Israeli Ministry of Economy and which apply such agreement provisions to our employees even though they are not part of a union that has signed a collective bargaining agreement.

All of our employment and consulting agreements include employees’ and consultants’ undertakings with respect to non-competition, assignment to us of intellectual property rights developed in the course of employment, and confidentiality. The enforceability of such provisions is limited by Israeli law.

E. Share Ownership.

See “Item 7.A. Major Shareholders” below.

Equity Incentive Plans

2019 Amended Share Incentive Plan

On September 26, 2019, we adopted the Pulsenmore Ltd. 2019 Amended Share Incentive Plan, which was subsequently amended on September 25, 2021. We refer to the as amended 2019 Amended Share Incentive Plan, as the Plan. The 2019 Plan provides for the grant of options to our directors, officers, employees, consultants, advisers, and service providers. From time to time, our board of directors has approved an increase in the number of shares reserved for the purpose of equity grants pursuant to the 2019 Plan

Pursuant to the 2019 Plan, we may award options pursuant to Section 102 of the Israeli Income Tax Ordinance [New Version], 5721-1961, or the Ordinance, and section 3(I) of the Ordinance, based on entitlement and compliance with the terms for receiving options under these sections of the Ordinance. Section 102 of the Ordinance provides to employees, directors and officers who are not controlling shareholders (i.e., such persons are not deemed to hold 10% of our share capital, or to be entitled to 10% of our profits or to appoint a director to our board of directors) and are Israeli residents, favorable tax treatment for compensation in the form of shares or options issued or granted, as applicable, to a trustee under the “capital gains track” for the benefit of the applicable employee, director or officer and are (or were) to be held by the trustee for at least two years after the date of grant or issuance. Options granted under Section 102 of the Ordinance will be deposited with a trustee appointed by us in accordance with Section 102 of the Ordinance and the relevant income tax regulations and guidelines, and will be granted in the employee income track or the capital gains track.

Unless determined otherwise, Options granted under the 2019 Plan generally vest over four years with 25% vesting after one year and the remaining 75% vesting in equal quarterly installments of 6.25% each. Options generally expire seven years from the grant date. Upon termination of employment for any reason, other than in the event of death or disability or for cause, all unvested options will expire and all vested options at time of termination will generally be exercisable for 90 days following termination, subject to the terms of the 2019 Plan and the governing option agreement. If we terminate a grantee’s employment or engagement for cause (as defined in the 2019 Plan) the grantee’s right to exercise all vested and unvested the options granted to him or her will expire immediately. Upon termination of employment due to death or disability, all the vested options at the time of termination will be exercisable for 12 months after date of termination, subject to the terms of the 2019 Plan and the governing option agreement.

In the event of a merger or or a sale of all, or substantially all, of our ordinary shares or assets or other transaction having a similar effect on us, or a Transaction, any vested options shall be exercisable in full for 30 days prior to the closing date of the Transaction and any unexercised vested options after such date shall expire and any unvested options shall be at the fully and absolute discretion of the successor corporation. then outstanding will be cancelled.

U.S. Sub-Plan 2019 Amended Share Incentive Plan

The U.S. Sub-Plan to the Plan, or the U.S. Sub-Plan was adopted by our shareholders on September 6, 2023. The U.S. Sub-Plan is to be read as a continuation of the 2019 Plan and only modifies awards granted to our employees, consultants and directors who are U.S. residents, U.S. taxpayers or those persons who are or could be deemed to be U.S. taxpayers. Incentive stock options, or ISOs, may be granted only to employees, and any person who does not qualify as an employee may be granted only a non-qualified stock option, or NSOs. Awards granted pursuant to the U.S. Sub-Plan are exempt from or comply with Section 409A of the Internal Revenue Code.

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The maximum aggregate number of shares that may be issued under the 2019 Plan pursuant to the exercise of ISOs may not exceed 300,000 ordinary shares.

The board of directors determines the exercise price per share, provided that it is not less than the fair market value of a share on the grant date. In the case of an incentive stock option granted to a 10% stockholder within the meaning of Section 424 of the Internal Revenue Code, the exercise price per share may not be less than 110% of the fair market value of the share on the grant date.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation.

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this registration statement by:

●	each person or entity known by us to own beneficially 5% or more of our outstanding ordinary shares;

●	each of our directors and executive officers individually; and

●	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to ordinary shares. The percentage of beneficial ownership for the following table is based on 50,647,693 ordinary shares outstanding as of September 1, 2025. Ordinary shares issuable under share options or warrants that are exercisable within 60 days after September 1, 2025 are deemed outstanding for the purpose of computing the percentage ownership of the person holding the options or warrants but are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

Except as indicated in the footnotes to this table, we believe that the shareholders named in this table have sole voting and investment power with respect to all shares shown to be beneficially owned by them, based on information provided to us by such shareholders.

All of our shareholders, including the shareholders listed below, have the same voting rights attached to their ordinary shares, and neither our principal shareholders nor our directors and executive officers have different or special voting rights with respect to their ordinary shares. A description of any material relationship that our principal shareholders have had with us or any of our predecessors or affiliates within the past three years is included under “Certain Relationships and Related Party Transactions.”

Unless otherwise noted below, the address of each shareholder, director and executive officer is 8 Omarim Street, Floor 20, Omer, Southern District, 8496500, Israel.

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Name of beneficial owner	Ordinary shares beneficially owned	Percentage owned
5% or Greater Shareholders
Esther Luzzatto (1)	3,750,000	7.4%
General Electric Company (2)	3,593,429	7.1%
Aquamarine Equity Fund Ltd (3)	2,708,333	5.4%
Directors and Executive Officers
Jonathan Adereth (4)	1,032,500	2%
Dr. Elazar Sonnenschein (5)	14,932,131	29.5%
Eran Hirsh (6)	18,281	*
Michael Hamelsdorf (7)	24,375	*
Menashe Sonnenschein (8)	48,750	*
Meir Shmouely (9)	159,250	*
Linda Messalem (10)	339,843	*
Rachel Guz-Lavi (11)	363,281	*
Prof. Anat Loewenstein (12)	339,843	*
Hagai Itkin	-	-
All directors and executive officers as a group (10 persons)	17,300,910	34.1%

*	Indicates beneficial ownership of less than 1% of the total ordinary shares outstanding.

(1)	To our knowledge, consists of (i) 1,334,529 ordinary shares held by Esther Luzzatto, (ii) 777,000 ordinary shares held by Ms. Luzzatto’s husband Kfir Luzzatto, and (iii) 1,638,471 ordinary shares held by Eluv Ltd., a private company wholly owned by Esther and Kfir Luzzatto. The principal address of Esther and Kfir Luzzatto is Berkowitz 4 Tel Aviv.

(2)	GE Healthcare Global Holding Inc., a private company under the control of General Electric Company holds 3,593,429 ordinary shares. General Electric Company is a public company traded on the New York Stock Exchange. The principal address of General Electric Company is 1 Neumann Way, Evendale, OH 45215.

(3)

Aquamarine Equity Fund Ltd. is a CIMA (Cayman Islands Monitoring Authority) registered investment fund. Aquamarine’s administrator is Trident Trust and the investment manager is Aquamarine Financial (Cayman) Ltd. Aquamarine’s asset management investment decisions are made by a dedicated investment team consisting of independent directors. The principal address of Aquamarine is One Capital Place, George Town, Grand Cayman, Cayman Islands.

(4)	Consists of options to purchase 1,032,500 ordinary shares at an exercise price of $0.004 per share and expiring on September 3, 2027.

(5)	Includes 7,065,296 ordinary shares held by D.L.L.D. Consulting Ltd., a private company wholly owned by Dr. Sonnenschein.

(6)	Consists of options to purchase 18,281 ordinary shares at an exercise price of $1.13 per share and expiring on August 14, 2031. Does not include options to purchase 3,657 ordinary shares that vest in more than 60 days from September 1, 2025.

(7)	Consists of options to purchase 24,375 ordinary shares at an exercise price of $2.0 per share and expiring on October 18, 2030. Does not include options to purchase 3,046 ordinary shares that vest in more than 60 days from September 1, 2025.

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(8)	Consists of options to purchase 48,750 ordinary shares at an exercise price of $4.18 per share and expiring on October 7, 2028. Does not include options to purchase 3,047 ordinary shares that vest in more than 60 days from September 1, 2025

(9)	Consists of (i) 110,500 ordinary shares and (ii) options to purchase 48,750 ordinary shares at an exercise price of $4.19 per share and expiring on October 3, 2028. Does not include options to purchase 3,047 ordinary shares that vest in more than 60 days from September 1, 2025.

(10)	Consists of options to purchase 339,843 ordinary shares at an exercise price of $4.69 per share and expiring on August 10, 2028. Does not include options to purchase 9,375 ordinary shares that vest in more than 60 days from September 1, 2025.

(11)	Consists of options to purchase 363,281 ordinary shares at an exercise price of $0.004 per share and expiring on January 5, 2028. Does not include options to purchase 9,375 ordinary shares that vest in more than 60 days from September 1, 2025.

(12)	Consists of options to purchase 339,843 ordinary shares at an exercise price of $4.69 per share and expiring on August 10, 2028. Does not include options to purchase 9,375 ordinary shares that vest in more than 60 days from September 1, 2025.

Changes in Ownership of Major Shareholders

To our knowledge, other than as disclosed in this registration statement, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2022. The major shareholders listed above do not have voting rights with respect to their ordinary shares that are different from the voting rights of other holders of our ordinary shares.

B. Related Party Transactions

The following is a description of the material terms of those transactions with related parties to which we are party since January 1, 2022.

Agreements with Directors and Officers

Employment Agreements

We have entered into written employment agreements with each of our executive officers. See “Item 6.B — Compensation — Agreements with Executive Officers.”

Options

Since our inception, we have granted our executive officers and certain of our directors options to purchase our ordinary shares. The terms of such awards may contain acceleration provisions upon certain transactions. See “Item 6.E — Share Ownership — Equity Incentive Plans.”

Exculpation, Indemnification and Insurance

Our articles of association permit us to exculpate, indemnify and insure our office holders to the fullest extent permitted by the Companies Law. We have entered into agreements with each of our directors and executive officers, exculpating them in advance from a breach of their duty of care to the fullest extent permitted by law and undertaking to indemnify them to the fullest extent permitted by law, to the extent that these liabilities are not covered by insurance. See “Item 6.C — Board Practices.”

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GE Healthcare Private Placement

Under the terms of the Investment Agreement, GE purchased 3,593,429 of our ordinary shares for $21 million. Under the terms of the Investment Agreement GE agreed to purchase an additional 3,593,429 of our ordinary shares for $21 million subject to obtaining FDA approval for Pulsenmore ES by the end of September 2023 however the conditions for the purchase were not met and therefore the investment did not take place.

Patent Services

We receive patent registration and drafting services from Luzzatto & Luzzatto Patent Attorneys, or Luzzatto. Esther Luzzatto and Kfir Luzzatto, principals of Luzzatto, beneficially own 3,750,000 of our ordinary shares. During first quarter ended 2025 and during 2024, 2023, and 2022 2025, we paid Luzzatto the following amounts for their services NIS_311,000 (approximately $85,000), NIS _605,000 _(approximately $166,000), NIS 483,000_(approximately $132,000), and NIS 877,000 (approximately $240,000), respectively.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION.

A. Consolidated Statements and Other Financial Information.

See “Item 18. Financial Statements.”

Legal Proceedings

We are not currently subject to any material legal proceedings.

Dividend Policy

We have never declared or paid any cash dividends to our shareholders, and we do not anticipate or intend to pay cash dividends in the foreseeable future. Payment of cash dividends, if any, in the future will be at the discretion of our board of directors in compliance with applicable legal requirements and will depend on a number of factors, including future earnings, our financial condition, operating results, contractual restrictions, capital requirements, business prospects, our strategic goals and plans to expand our business, applicable law and other factors that our board of directors may deem relevant.

The Companies Law, imposes further restrictions on our ability to declare and pay dividends.

B. Significant Changes

Other than as otherwise described in this registration statement and as set forth below, no significant change has occurred in our operations since the date of our financial statements included in this registration statement.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our ordinary shares have been traded on the TASE since June 16, 2021 under the symbol “PULS”.

B. Plan of Distribution

Not applicable.

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C. Markets

Our ordinary shares have been traded on the TASE since June 16, 2021 under the symbol “PULS”. We are filing this registration statement in anticipation of the listing of our ordinary shares on the Nasdaq Capital Market.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

The following descriptions of share capital are summaries and are qualified by reference to our articles of association, a copy of which is filed with the SEC as an exhibit to this registration statement.

As of September 1, 2025, our authorized share capital consisted of 250,000,000 ordinary shares, NIS 0.00004 par value per share, of which 50,647,693 shares were issued and outstanding as of such date. All of our outstanding ordinary shares have been validly issued, fully paid and non-assessable. Our ordinary shares are not redeemable and are not subject to any preemptive right.

Upon the effectiveness of this registration statement, our ordinary shares are anticipated to be listed for trading on Nasdaq and will continue to trade on the TASE.

Since January 1, 2022, our share capital has changed as follows:

●	On May 11, 2022, we entered into a Private Placement Agreement with GE Healthcare Global Holdings, Inc. pursuant to which we issued 3,593,429 ordinary shares for aggregate consideration of $21,000,000.

●	Options to purchase ordinary shares were exercised into an aggregate of 618,124 ordinary shares for aggregate consideration of $ 2,472,000.

Our board of directors may determine the issue prices and terms for such shares or other securities, and may further determine any other provision relating to such issue of shares or securities. We may also issue and redeem redeemable securities on such terms and in such manner as our board of directors shall determine.

As of September 1, 2025, we had one holder of record of our ordinary shares (the TASE nominee company).

For further information on our shares, see “—Item 10.B. Articles of Association.”

B. Articles of Association

Our registration number with the Israeli Registrar of Companies is 515139129.

Purposes and Objects of the Company

Our purpose is set forth in Section of our articles of association to be in effect upon the effectiveness of the listing of our ordinary shares on Nasdaq and includes every lawful purpose.

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The Powers of the Directors

Our board of directors shall direct our policy and shall supervise the performance of our chief executive officer and his actions. Our board of directors may exercise all powers that are not required under the Companies Law or under our amended and restated articles of association to be exercised or taken by our shareholders.

Rights Attached to Shares

Our ordinary shares shall confer upon the holders thereof:

●	equal right to attend and to vote at all of our general meetings, whether regular or special, with each ordinary share entitling the holder thereof, which attend the meeting and participate at the voting, either in person electronically or by a proxy or by a written ballot, to one vote;

●	equal right to participate in distribution of dividends, if any, whether payable in cash or in bonus shares, in distribution of assets or in any other distribution, on a per share pro rata basis; and

●	equal right to participate, upon our dissolution, in the distribution of our assets legally available for distribution, on a per share pro rata basis.

Election of Directors

Pursuant to our articles of association, our board of directors consists of no less than 5 and no more than 10 (including external directors to the extent required to be appointed to our board of directors pursuant to the Companies Law, and independent directors). The directors (excluding external directors, to the extent external directors are required to be elected and to serve on the board of directors pursuant to the requirements of the Companies Law), are classified, with respect to the term for which they each severally hold office, into three classes, as nearly equal in number as practicable, designated as Class I, Class II and Class III. The board of directors may assign members of the Board already in office to such classes at the time such classification becomes effective.

The terms of the classes shall be as follows: (i) the term of office of the initial Class I directors commences on the annual general meeting to be held in 2025 and shall expire at the annual general meeting of shareholders to be held in 2026 and when their successors are elected and qualified, (ii) the term of office of the initial class II directors commences on the annual general meeting to be held in 2025 and shall expire at the first annual meeting following the annual general meeting referred to in (i) above and when their successors are elected and qualified, and (iii) the term of office of the initial Class III directors commences on the annual general meeting to be held in 2025 and shall expire at the first annual general meeting following the annual general meeting referred to in (ii) above and when their successors are elected and qualified.

Unless stated otherwise in our articles of association, the appointment and dismissal of directors (other than external directors) shall be made only by the annual general meeting. At each annual general meeting of our shareholders, commencing with the annual general meeting of our shareholders held in 2025, each of the successors elected to replace the directors of a class whose term shall have expired at such annual general meeting of our shareholders shall be elected to hold office until the third annual general meeting of our shareholders next succeeding his or her election and until his or her respective successor shall have been elected and qualified. Notwithstanding anything to the contrary, each director shall serve until his or her successor is elected and qualified or until such earlier time as such director’s office is vacated.

If the number of directors (excluding external directors) that constitutes the board of directors is hereafter changed, the then-serving directors shall be re-designated to other classes and/or any newly created directorships or decrease in directorships shall be apportioned by the board of directors among the classes so as to make all classes as nearly equal in number as is practicable, provided that no decrease in the number of directors constituting the board of directors shall shorten the term of any incumbent director.

Directors so elected may not be dismissed from office by the shareholders or by a general meeting of our shareholders prior to the expiration of their term of office. The directors do not receive any benefits upon the expiration of their term of office.

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Any amendment or replacement of our Amended and Restated Articles of Association regarding the election of directors, as described above, require a majority of two thirds (66 2/3%) of the voting power represented at the general meeting of our shareholders in person or by proxy and voting thereon, disregarding abstentions from the count of the voting power present and voting.

A director, who ceases to meet the statutory requirements to serve as a director, external director or independent director, as applicable, must notify the company to that effect immediately and his or her service as a director will expire upon submission of such notice.

Annual and Special Meetings

Under the Companies Law, we are required to hold an annual general meeting of our shareholders once every calendar year, at such time and place which shall be determined by our board of directors, that must be no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to as special general meetings. Our board of directors may call special meetings whenever it sees fit and upon the written request of: (a) any two of our directors or such number of directors equal to one quarter of the members of our board of directors; and/or (b) one or more shareholders holding, in the aggregate, either (i) 5% or more of our outstanding voting power or (ii) 5% or more of our outstanding issued shares and 1% of our outstanding voting power.

Despite the aforesaid, in accordance with the Alleviation Regulations, in foreign-traded Israeli company, the threshold for a shareholder who may demand that a general meeting be convened was increased from at least 5% of the share capital and 1% of the voting rights in the company, or 5% of the voting rights in the company to at least 10% of the share capital and 1% of the voting rights in the company, or 10% of the voting rights in the company (provided that where the foreign law sets a threshold which is lower than 10% the original threshold under the Israeli Companies Law shall apply as detailed in the paragraph above.

Resolutions regarding the following matters must be passed at a general meeting of our shareholders:

●	amendments to our amended and restated articles of association;

●	appointment or termination of our auditors;

●	appointment of directors, including external directors;

●	approval of acts and transactions requiring general meeting approval pursuant to the provisions of the Companies Law and any other applicable law;

●	increases or reductions of our authorized share capital; and

●	a merger (as such term is defined in the Companies Law).

Notices

The Companies Law requires that a notice of any annual or special shareholders meeting be provided at least 21 days prior to the meeting, and if the agenda of the meeting includes, among other matters, the appointment or removal of directors, the approval of transactions with office holders or interested or related parties, or an approval of a merger, notice must be provided at least 35 days prior to the meeting.

Quorum

As permitted under the Companies Law, under our articles of association to be in effect upon the effectiveness of the listing of our ordinary shares on Nasdaq, the quorum required for our general meetings consists of at least two shareholders present in person, by proxy or written ballot, who hold or represent between them at least 25% of the total outstanding voting rights. If no quorum is present at the meeting within 30 minutes of the scheduled meeting start time, the meeting will be postponed by seven days, at the same time and place, without it being necessary to notify the shareholders of this, and subject to the Companies Law and any applicable law, or to a later date, if such a later date has been stated in the notice of the meeting, or to another day, time, and place, as the board of directors determines in a notice to the shareholders. If no quorum is present within half an hour of the time arranged, any number of shareholders participating in the meeting, shall constitute a quorum.

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Adoption of Resolutions

Our articles of association provide that all resolutions of our shareholders require a simple majority vote, unless otherwise required under the Companies Law or our amended and restated articles of association. A shareholder may vote in a general meeting in person, by proxy or by a written ballot.

Changing Rights Attached to Shares

Unless otherwise provided by the terms of the shares and subject to any applicable law, in order to change the rights attached to any class of shares, such change must be adopted by the board of directors and at a general meeting of the affected class or by a written consent of all the shareholders of the affected class.

The enlargement of an existing class of shares or the issuance of additional shares thereof, shall not be deemed to modify the rights attached to the previously issued shares of such class or of any other class, unless otherwise provided by the terms of the shares.

Provisions Restricting Change in Control of Our Company

Except for the provisions regarding a staggered board as mentioned above, there are no specific provisions of our articles of association that would have an effect of delaying, deferring or preventing a change in control of the Company or that would operate only with respect to a merger, acquisition or corporate restructuring involving us. However, as described below, certain provisions of the Companies Law may have such effect.

The Companies Law includes provisions that allow a merger transaction and requires that each company that is a party to the merger have the transaction approved by its board of directors and, unless certain requirements described under the Companies Law are met, a vote of the majority of shareholders, and, in the case of the target company, also a majority vote of each class of its shares. For purposes of the shareholder vote of each party, unless a court rules otherwise, the merger will not be deemed approved if shares representing a majority of the voting power present at the shareholders meeting and which are not held by the other party to the merger (or by any person or group of persons acting in concert who holds 25% or more of the voting power or the right to appoint 25% or more of the directors of the other party) vote against the merger. If, however, the merger involves a merger with a company’s own controlling shareholder or if the controlling shareholder has a personal interest in the merger, then the merger is instead subject to the same special majority requirement that governs all extraordinary transactions with controlling shareholders. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger the surviving company will be unable to satisfy the obligations of any of the parties to the merger, and may further give instructions to secure the rights of creditors. In addition, a merger may not be completed unless at least (1) 50 days have passed from the time that the requisite proposals for approval of the merger were filed with the Israeli Registrar of Companies by each merging company and (2) 30 days have passed since the merger was approved by the shareholders of each merging company.

The Companies Law also provides that an acquisition of shares in an Israeli public company must be made by means of a “special” tender offer if as a result of the acquisition (1) the purchaser would become a holder of 25% or more of the voting rights in the company, unless there is already another holder of at least 25% or more of the voting rights in the company or (2) the purchaser would become a holder of more than 45% of the voting rights in the company, unless there is already a holder of more than 45% of the voting rights in the company. These requirements do not apply if, in general, the acquisition (1) was made in a private placement that received shareholders’ approval, subject to certain conditions, (2) was from a holder of 25% or more of the voting rights in the company which resulted in the acquirer becoming a holder of 25% or more of the voting rights in the company, or (3) was from a holder of more than 45% of the voting rights in the company which resulted in the acquirer becoming a holder of more than 45% of the voting rights in the company. A “special” tender offer must be extended to all shareholders. In general, a “special” tender offer may be consummated only if (1) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (2) the offer is accepted by a majority of the offerees who notified the company of their position in connection with such offer (excluding the offeror, controlling shareholders, holders of 25% or more of the voting rights in the company or anyone on their behalf, or any person having a personal interest in the acceptance of the tender offer). If a special tender offer is accepted, then the purchaser or any person or entity controlling it or under common control with the purchaser or such controlling person or entity may not make a subsequent tender offer for the purchase of shares of the target company and may not enter into a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

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If, as a result of an acquisition of shares, the acquirer will hold more than 90% of an Israeli company’s outstanding shares, the acquisition must be made by means of a tender offer for all of the outstanding shares. In general, if less than 5% of the outstanding shares are not tendered in the tender offer and more than half of the offerees who have no personal interest in the offer tendered their shares, all the shares that the acquirer offered to purchase will be transferred to it by operation of law. However, a tender offer will also be accepted if the shareholders who do not accept the offer hold less than 2% of the issued and outstanding share capital of the company or of the applicable class of shares. Shareholders may request appraisal rights in connection with a full tender offer for a period of six months following the consummation of the tender offer, but the acquirer is entitled to stipulate, under certain conditions, that tendering shareholders will forfeit such appraisal rights.

Further, Israeli tax considerations may make potential transactions undesirable to us or some of our shareholders whose country of residence does not have a tax treaty with Israel granting tax relief to such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfilment of numerous conditions, including, a holding period of two years from the date of the transaction during which certain sales and dispositions of shares of the participating companies are restricted.

Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no disposition of the shares has occurred.

Changes in Our Capital

Our articles of association enable us to increase or reduce our share capital. Any such changes are subject to the provisions of the Companies Law and must be approved by a resolution duly passed by our shareholders at a general meeting by voting on such change in the capital.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4. “Information on Our Company,” Item 7B “Major Shareholders and Related Party Transactions - Related Party Transactions” or elsewhere in this registration statement.

D. Exchange Controls

There are currently no Israeli currency control restrictions on remittances of dividends on our ordinary shares, proceeds from the sale of the shares or interest or other payments to non-residents of Israel, except for shareholders who are subjects of countries that are, or have been, in a state of war with Israel.

E. Taxation.

The following description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our ordinary shares. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign, or other taxing jurisdiction.

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ISRAELI TAX CONSIDERATIONS AND GOVERNMENT PROGRAMS

The following is a brief summary of the material Israeli tax laws applicable to us and certain Israeli Government programs. The following also contains a discussion of material Israeli tax consequences concerning the ownership and disposition of our ordinary shares purchased. To the extent that the discussion is based on new tax legislation which has not been subject to judicial or administrative interpretation, there can be no assurance that the tax authorities will accept the views expressed in this discussion. This summary is based on laws and regulations in effect as of the date hereof, and is not intended, and should not be taken, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

General Corporate Tax Structure in Israel

Israeli resident companies are generally subject to corporate tax. The current corporate tax rate, as from 2018 is 23% However, the effective tax rate payable by a company that derives income from an from an Approved Enterprise, a Preferred Enterprise, a Beneficiary Enterprise or a Technological Enterprise (as discussed below) may be considerably less.

Capital gains derived by an Israeli resident company are generally subject to tax at the prevailing corporate tax rate. Under Israeli tax legislation, a corporation will be considered as an “Israeli resident company” if it meets one of the following: (i) it was incorporated in Israel; or (ii) the control and management of its business are exercised in Israel.

Law for the Encouragement of Industry (Taxes), 5729-1969

The Law for the Encouragement of Industry (Taxes), 5729-1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for “Industrial Companies.”

The Industry Encouragement Law defines an “Industrial Company” as a company incorporated in, and resident of Israel, at least 90% of the income of which, in a given tax year, exclusive of income from specified government loans, capital gains, interest and dividends which are not classified for such company as business income, is derived from an industrial enterprise owned by it. In general, an “Industrial enterprise” is defined as an enterprise whose principal activity in a given tax year is industrial production.

Following are the main tax benefits available to Industrial Companies:

●	Amortization of the cost of purchased a patent, rights to use a patent, and know-how, which are used for the development or promotion of the Industrial Enterprise, over an eight-year period and certain other intangible property rights (other than goodwill), commencing on the year in which such rights were first exercised;

●	Under limited conditions, an election to file consolidated tax returns with related Israeli Industrial Companies; and

●	A straight-line deduction of expenses related to a public offering over a three–year period commencing on the year of offering.

Eligibility for benefits under the Industry Encouragement Law is not contingent upon approval of any governmental authority. There is no assurance that we qualify as an Industrial Company or that the benefits described above will be available in the future.

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Tax Benefits for Research and Development

Israeli tax law allows, under certain conditions, a tax deduction for expenditures, including capital expenditures, related to scientific research and development, for the year in which they are incurred. Expenditures are deemed related to scientific research and development projects, if:

●	The expenditures are approved by the relevant Israeli government ministry, determined by the field of research;

●	The research and development must be for the promotion of the company; and

●	The research and development is carried out by or on behalf of the company seeking such tax deduction.

The amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. No deduction under these research and development deduction rules is allowed if such deduction is related to an expense invested in an asset depreciable under the general depreciation rules of The Israeli Income Tax Ordinance of 1961 (New Version), or the Ordinance. Expenditures related to scientific research and development that were not approved are deductible in equal amounts over three years.

From time to time we may apply the IIA for approval to allow a tax deduction for all research and development expenses during the year incurred. There can be no assurance that such application will be accepted.

Law for the Encouragement of Capital Investments, 5719-1959

The Law for the Encouragement of Capital Investments, 5719-1959, generally referred to as the Investment Law, provides, inter alia, certain incentives for capital investments in production facilities (or other eligible assets) and certain tax benefits with respect to certain eligible income.

The Investment Law was significantly amended effective as of April 1, 2005, as of January 1, 2011, and as of January 1, 2017 (the “2017 Amendment”). The 2017 Amendment introduces new benefits for Technology Enterprises, alongside the existing tax benefits.

Tax Benefits Under the 2017 Amendment

The 2017 Amendment was enacted as part of the Economic Efficiency Law that was published on December 29, 2016, and is effective as of January 1, 2017. The 2017 Amendment provides new tax benefits for two types of “Technological Enterprises” - “Preferred Technological Enterprises”, or PTEs and “Special Preferred Technological Enterprise” or SPTEs as described below.

Additionally, In the framework of the 2017 amendment , the definition of “preferential income” was also updated and a transitional provision was established that was in effect, until June 30, 2021, that allowed the companies to continue implementing the “Preferred enterprise” and “Special Preferred Enterprise” regimes in their previous. As of June 30, 2021, with the expiration of the aforementioned Transitional Provision, all the companies that apply the Preferred Enterprise or Special Preferred Enterprise regimes are required to apply the rules of the 2017 amendment to their income from the Preferred Enterprise.

According to the 2017 Amendment, a company that complies with the terms under the PTE or SPTE regime may be entitled to certain tax benefits with respect to its “Preferred Technological Income”, which is income that is generated during the company’s regular course of business and derived from a benefitted intangible asset (as determined in the Investments Law), excluding income derived from intangible assets used for marketing and income attributed to production activity.

In order to calculate the preferred technological income, the PTE or the SPTE is required to take into account the income and the research and development expenses that are attributed to each single benefitted intangible asset, product or group of products (as defined in the Investment Law). Nevertheless, it should be noted that the transitional provisions allow companies to take into account all the income and research and development expenses attributed to all of the benefitted intangible assets they have, until December 31, 2021.

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The 2017 Amendment applies to PTE that meet certain conditions, including: (1) the enterprise’s research and development expenses in the three years preceding the relevant tax year were at least 7% on average of the total revenue of the company that owns the enterprise or exceeded NIS 75 million in each such year and (2) one of the following: (a) at least 20% of the workforce (or at least 200 employees) are employees whose full salary has been paid and reported in the company’s financial statements as research and development expenses; (b) a venture capital investment approximately equivalent to at least NIS 8 million was previously made in the company and the company did not change its line of business since the investment was made; (c) growth in sales by an average of 25% or more over the three years preceding the relevant tax year, provided that the turnover was at least NIS 10 million, in the relevant tax year and in each of the preceding three years; or (d) growth in workforce by an average of 25% or more over the three years preceding the relevant tax year, provided that the company employed at least 50 employees in the relevant tax year and in each of the preceding three years.

An SPTE is an enterprise that meets conditions 1 and 2 above, and in addition is part of a group of companies having aggregate annual revenues above NIS 10 billion,

The Preferred Technological Income of a PTE, which is the portion of technological income derived from the benefitted intangible asset developed in Israel, according to the NEXUS approach, satisfying the required conditions, will enjoy a reduced corporate tax rate of 12%. The tax rate is further reduced to 7.5% for a PTE located in development zone “A.”

In addition, a PTE will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company on or after January 1, 2017, for at least NIS 200 million, and the sale receives prior approval from the IIA.

SPTEs, satisfying the required conditions, will enjoy a reduced corporate tax rate of 6% on “Preferred Technological Income” regardless of the company’s geographic location within Israel. In addition, an SPTE will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefitted Intangible Assets” to a related foreign company if the Benefitted Intangible Assets were either developed by the SPTE or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from IIA. An SPTE that acquires Benefitted Intangible Assets from a foreign company for more than NIS 500 million will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

The Regulations for the Encouragement of Capital Investments (Preferred Technological Income and Capital Profits for a Technological Enterprise), 2017, or Regulations, describe, inter alia, the mechanism used to determine the calculation of the benefits under the PTE and SPTE Regimes.

In the event that intangible assets used for marketing purposes generate income, which exceeds 10% of the technological income from the benefitted intangible asset, the relevant portion, calculated using a transfer pricing study, would be subject to regular corporate income tax. If such income does not exceed 10%, the PTE or SPTE will not be required to attribute income to the marketing intangible asset.

The Regulations set a presumption of direct production expenses plus 10% with respect to income related to production, a presumption which can be countered by the results of a supporting transfer pricing study. Tax rates applicable to such production income expenses will be similar to the tax rates under the Preferred or special preferred Enterprise regimes, to the extent such income would be considered as eligible (as discussed above).

Dividends distributed to individuals or non-Israeli shared by a PTE or a SPTE, paid out of Preferred Technological Income or capital gain derived from the sale of certain “Benefited Intangible Assets”, are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty (non-Israeli shareholders are required to present, in advance of payment, a valid withholding certificate from the ITA allowing for such 20% tax rate or lower treaty rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld.

If such dividends are distributed to a foreign company (holding, solely or together with other non-Israeli companies, directly at least 90% in the Preferred Company or holding indirectly such 90% in the Preferred Company) and other conditions are met, the withholding tax rate will be 4% (subject to the receipt in advance of a valid withholding certificate from the ITA allowing for such 4%).

If in the future we generate taxable income, to the extent that we qualify as a “Preferred Company,” the benefits provided under the Investment Law could potentially reduce our corporate tax liabilities.

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Taxation of our Shareholders

Capital Gains

Israeli capital gain tax is imposed on the disposal of capital assets by an Israeli resident, and on the disposal of such assets by a non-Israeli resident if those assets are either (i) located in Israel; (ii) are shares or a right to a share in an Israeli resident corporation, or (iii) represent, directly or indirectly, rights to assets located in Israel. the Ordinance, distinguishes between “Real Capital Gain” and the “Inflationary Surplus.” The Inflationary Surplus is a portion of the total capital gain which is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli consumer price index or the foreign exchange rate differences in certain cases, between the date of purchase and the date of sale. The Real Capital Gain is the excess of the total capital gain over Inflationary Surplus. Inflationary Surplus is currently not subject to tax in Israel.

Real Capital Gain accrued by individuals on the sale of our ordinary shares will be taxed at the rate of 25%. However, if the individual shareholder is a “Substantial Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, 10% or more of one of the Israeli resident company’s “means of control.” “Means of control” generally includes the right to vote, receive profits, nominate a director or an officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, and all regardless of the source of such right) at the time of sale or at any time during the preceding 12 months period, such real capital gain will be taxed at the rate of 30%.

Furthermore, where an individual claims real interest expenses and linkage differentials on securities, the capital gain on the sale of the securities will be taxed at a rate of 30%, this until the determination of provision and conditions for the deduction of real interest expenses and linkage differentials under Section 101A(a)(9) and 101A(b).

Real Capital Gain derived by corporations will be generally subject to a corporate tax rate of 23% (in 2024).

A non-Israeli resident who derives capital gains from the sale, exchange or disposition of shares in an Israeli resident company that were purchased after the company was listed on a stock exchange outside of Israel will be exempt from Israeli capital gains tax subject to certain conditions, inter alia that the shares were not held through or attributable to a permanent establishment that the non-Israeli resident maintains in Israel.

However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents (i) have, directly or indirectly, alone or together with such person’s relatives or another person who, according to an agreement, collaborates with such person on a permanent basis regarding material affairs of the company, or with another Israeli tax resident, a controlling interest of more than 25% in any of the means of control of such non-Israeli corporation, or (ii) are the beneficiaries of, or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. Furthermore, such exemption is not applicable to a person whose gains from selling or otherwise disposing of the securities are deemed to be business income.

Additionally, a sale of shares by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority, or the ITA).

For example, under Convention Between the Government of the United States of America and the Government of the State of Israel with respect to Taxes on Income, as amended, or the U.S.-Israel Tax Treaty, the sale, exchange or other disposition of shares by a shareholder who is a United States resident (for purposes of the treaty) holding the shares as a capital asset and is entitled to claim the benefits afforded to such a resident by the U.S.-Israel Tax Treaty, or a Treaty U.S. Resident, is generally exempt from Israeli capital gains tax unless either: (i) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (ii) the capital gain arising from such sale, exchange or disposition is attributed to royalties; (iii) the capital gain arising from the such sale, exchange or disposition is attributed to a permanent establishment of the Treaty U.S. Resident maintained in Israel, under certain terms; (iv) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12-month period preceding the sale, exchange or disposition, subject to certain conditions; or (v) such Treaty U.S. Resident is an individual and was present in Israel for 183 days or more during the relevant taxable year. In any of these cases, the sale, exchange or disposition of our ordinary shares would be subject to Israeli tax, to the extent applicable.

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In some instances where our shareholders may be liable for Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale. Specifically, in transactions involving a sale of all of the shares of an Israeli resident company, in the form of a merger or otherwise, the ITA may require from shareholders who are not liable for Israeli tax to sign declarations in forms specified by this authority or obtain a specific exemption from the Israeli Tax Authority to confirm their status as non-Israeli residents, and, in the absence of such declarations or exemptions, may require the purchaser of the shares to withhold taxes at source.

Either the purchaser, the Israeli stockbrokers or financial institution through which the shares are held, is obliged to withhold tax in the amount of consideration paid upon the sale of securities (or the Real Capital Gain realized on the sale, if known) at the Israeli corporate tax rate (23%) or 25% in case the seller is an individual. The individual or the company may provide an approval from the ITA for a reduced tax withholding rate, according to the applicable rate.

Individual shareholders whose income from the sale of securities considered as business income are taxed at the marginal tax rates applicable to business income – up to 47%.

At the sale of securities traded on a stock exchange, a detailed return, including a computation of the tax due, must be filed and an advance payment must be made on January 31 and July 31 of every tax year in respect of sales of securities made within the previous six months. However, if all tax due was withheld at source according to applicable provisions of the Ordinance and regulations promulgated thereunder, the aforementioned return is not required to be filed, and no advance payment must be paid. Capital gain is also reportable on the annual income tax return

Dividends

Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid from income, which is not attributed to Preferred (including Preferred Technological) Enterprise at the rate of 25% (or 30% in the case such shareholder is considered a “substantial shareholder” at the time of distribution or at any time during the preceding 12 month period), which tax will be withheld at source, unless relief is provided in an applicable tax treaty between Israel and the shareholder’s country of residence (provided that a Withholding tax certificate from the ITA allowing for such relief is obtained in advance). However, a distribution of dividends to non-Israeli residents is subject to withholding tax at source at a rate of 20% if the dividend is distributed from income attributed to a Preferred (including Preferred Technological) Enterprise. If the dividend is attributable in part to income derived from a Preferred Enterprise or a Preferred Technological Enterprise, the withholding rate will be a blended rate reflecting the relative portions of the types of income. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability. Such dividends are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a nominee company (whether the recipient is a substantial shareholder or not) and 20% if the dividend is distributed from income attributed to a Preferred Enterprise.

However, a reduced tax rate may be provided under an applicable tax treaty (provided that a Withholding tax certificate from the ITA allowing for such relief is obtained in advance).

For example, under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a Treaty U.S. Resident is 25%. However, generally, the maximum rate of withholding tax on dividends not generated by a Preferred Enterprise, that are paid to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. If dividends are distributed from income that was subject to a reduced corporate tax rate under the Investment Law and and the foregoing conditions are met, such dividends are subject to a withholding tax rate of 15% for a shareholder that is a United States corporation. Application for this reduced tax rate requires appropriate documentation presented to and specific instruction received from the ITA.

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A non-Israeli resident who receives dividends from which tax was duly withheld is generally exempt from the obligation to file tax returns in Israel with respect to such income, provided that (i) such income was not generated from business conducted in Israel by the taxpayer; (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed; and (iii) the taxpayer is not liable for surtax (as further explained below).

Surtax

Furthermore, an additional tax liability at the rate of 3% is applicable on the annual taxable income, including, but not limited to, income derived from dividends, interest and capital gains, of individuals who are subject to tax in Israel (whether such individual is an Israeli resident or non-Israeli resident) exceeding a certain threshold (NIS 721,560 in 2024), which amount is linked to the Israeli consumer price index (according to the latest legislative acts, such linkage will be freeze for the years 2025-2027).

In addition to the above, as of January 1, 2025, individuals whose taxable income from capital sources (income from capital gains, dividends and interests) in the tax year exceeds the amount specified above (NIS 721,560 also in 2025), will be subject to an additional tax at a rate of 2% (5% in total), on the portion of their taxable income from capital sources that exceeds the amount above.

Estate and Gift Tax

Israeli law presently does not impose estate or gift taxes.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

THE FOLLOWING SUMMARY IS INCLUDED HEREIN FOR GENERAL INFORMATION AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSIDERED TO BE, LEGAL OR TAX ADVICE. EACH U.S. HOLDER SHOULD CONSULT WITH HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND SALE OF ORDINARY SHARES, INCLUDING THE EFFECTS OF APPLICABLE STATE, LOCAL, FOREIGN OR OTHER TAX LAWS AND POSSIBLE CHANGES IN THE TAX LAWS.

Subject to the limitations described in the next two paragraphs, the following discussion summarizes certain material U.S. federal income tax consequences to a “U.S. Holder” arising from the purchase, ownership and sale of the ordinary shares. For this purpose, a “U.S. Holder” is a holder of ordinary shares that is: (1) an individual citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence residency test under U.S. federal income tax laws; (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or the District of Columbia or any political subdivision thereof; (3) an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust; or (5) a trust that has a valid election in effect to be treated as a U.S. person to the extent provided in U.S. Treasury regulations.

This summary is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a decision to purchase our ordinary shares. This summary generally considers only U.S. Holders that will own our ordinary shares as capital assets. Except to the limited extent discussed below, this summary does not consider the U.S. federal tax consequences to a person that is not a U.S. Holder, nor does it describe the rules applicable to determine a taxpayer’s status as a U.S. Holder. This summary is based on the provisions of the Code and final, temporary and proposed U.S. Treasury regulations promulgated thereunder, administrative and judicial interpretations thereof, and the United States-Israel Income Tax Treaty, all as in effect as of the date hereof and all of which are subject to change, possibly on a retroactive basis, and all of which are open to differing interpretations. We will not seek a ruling from the Internal Revenue Service, or the IRS, with regard to the U.S. federal income tax treatment of an investment in our ordinary shares by U.S. Holders and, therefore, can provide no assurances that the IRS will agree with the conclusions set forth below.

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This discussion does not address all of the aspects of U.S. federal income taxation that may be relevant to a particular U.S. Holder based on such holder’s particular circumstances and in particular does not discuss any estate, gift, generation-skipping transfer, state, local, excise or non-U.S. tax considerations. In addition, this discussion does not address the U.S. federal income tax treatment of a U.S. Holder who is: (1) a bank, life insurance company, regulated investment company, or other financial institution or “financial services entity;” (2) a broker or dealer in securities or foreign currency; (3) a person who acquired our ordinary shares in connection with employment or other performance of services; (4) a U.S. Holder that is subject to the U.S. alternative minimum tax; (5) a U.S. Holder that holds our ordinary shares as a hedge or as part of a hedging, straddle, conversion or constructive sale transaction or other risk-reduction transaction for U.S. federal income tax purposes; (6) a tax-exempt entity; (7) real estate investment trusts or grantor trusts; (8) a U.S. Holder that expatriates out of the United States or a former long-term resident of the United States; or (9) a person having a functional currency other than the U.S. dollar. This discussion does not address the U.S. federal income tax treatment of a U.S. Holder that owns, directly or constructively, at any time, ordinary shares representing 10% or more of the shares of our company. Additionally, the U.S. federal income tax treatment of partnerships (or other pass-through entities) or persons who hold ordinary shares through a partnership or other pass-through entity are not addressed.

Each prospective investor is advised to consult his or her own tax adviser for the specific tax consequences to that investor of purchasing, holding or disposing of our ordinary shares, including the effects of applicable state, local, non-U.S. or other tax laws and possible changes in the tax laws.

Taxation of Dividends Paid on Ordinary Shares

We do not intend to pay dividends in the foreseeable future. In the event that we do pay dividends, and subject to the discussion under the heading “Passive Foreign Investment Companies” below and the discussion of “qualified dividend income” below, a U.S. Holder, other than certain U.S. Holders that are U.S. corporations, will be required to include in gross income as ordinary income the amount of any distribution paid on the ordinary shares (including the amount of any Israeli tax withheld on the date of the distribution), to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution that exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis for the ordinary shares to the extent thereof, and then capital gain. We do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles and, therefore, U.S. Holders should expect that the entire amount of any distribution generally will be reported as dividend income.

In general, preferential tax rates for “qualified dividend income” and long-term capital gains are applicable for U.S. Holders that are individuals, estates or trusts. For this purpose, “qualified dividend income” means, inter alia, dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” is a corporation that is entitled to the benefits of a comprehensive tax treaty with the United States that includes an exchange of information program. The IRS has stated that the United States-Israel Tax Treaty satisfies this requirement and we believe we are eligible for the benefits of that treaty.

In addition, our dividends will be qualified dividend income if our ordinary shares are readily tradable on the Nasdaq Capital Market or another established securities market in the United States. Dividends will not qualify for the preferential rate if we are treated, in the year the dividend is paid or in the prior year, as a passive foreign investment company, or PFIC, as described below under “Passive Foreign Investment Companies.” A U.S. Holder will not be entitled to the preferential rate: (1) if the U.S. Holder has not held our ordinary shares for at least 61 days of the 121 day period beginning on the date which is 60 days before the ex-dividend date, or (2) to the extent the U.S. Holder is under an obligation to make related payments with respect to positions in substantially similar or related property. Any days during which the U.S. Holder has diminished its risk of loss on our ordinary shares are not counted towards meeting the 61-day holding period. Finally, U.S. Holders who elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the preferential rate of taxation.

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The amount of a distribution with respect to our ordinary shares will be measured by the amount of the fair market value of any property distributed, and for U.S. federal income tax purposes, the amount of any Israeli taxes withheld therefrom. Cash distributions paid by us in NIS will be included in the income of U.S. Holders at a U.S. dollar amount based upon the spot rate of exchange in effect on the date the dividend is includible in the income of the U.S. Holder, and U.S. Holders will have a tax basis in such NIS for U.S. federal income tax purposes equal to such U.S. dollar value. If the U.S. Holder subsequently converts the NIS into U.S. dollars or otherwise disposes of them, any subsequent gain or loss in respect of such NIS arising from exchange rate fluctuations will be U.S. source ordinary exchange gain or loss.

Subject to certain significant conditions and limitations, any Israeli taxes paid on or withheld from distributions from us and not refundable to a U.S. Holder may be credited against the U.S. Holder’s U.S. federal income tax liability or, alternatively, may be deducted from the U.S. Holder’s taxable income. However, as a result of recent changes to the U.S. foreign tax credit rules, a withholding tax generally may need to satisfy certain additional requirements in order to be considered a creditable tax for a U.S. Holder. We have not determined whether these requirements have been met and, accordingly, no assurance can be given that any withholding tax on dividends paid by us will be creditable. The election to deduct, rather than credit, foreign taxes, is made on a year-by-year basis and applies to all foreign taxes paid by a U.S. Holder or withheld from a U.S. Holder that year. Dividends paid with respect to our ordinary shares will be treated as foreign source income, which may be relevant in calculating the U.S. Holder’s foreign tax credit limitation. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends that we distribute generally should constitute “passive category income,” or, in the case of certain U.S. Holders, “general category income.” The rules relating to the determination of the foreign tax credit are complex, and U.S. Holders should consult their tax advisor to determine whether and to what extent such holder will be entitled to this credit.

Dividends paid with respect to our ordinary shares will not be eligible for the “dividends-received” deduction generally allowed to corporate U.S. Holders with respect to dividends received from U.S. corporations.

Taxation of the Sale, Exchange or other Disposition of Ordinary Shares

Except as provided under the PFIC rules described below under “Passive Foreign Investment Companies,” upon the sale, exchange or other disposition of our ordinary shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s tax basis for the ordinary shares, determined in U.S. dollars, and the U.S. dollar value of the amount realized on the disposition (or its U.S. dollar equivalent determined by reference to the spot rate of exchange on the date of disposition, if the amount realized is denominated in a foreign currency). The gain or loss realized on the sale, exchange or other disposition of ordinary shares will be long-term capital gain or loss if the U.S. Holder has a holding period of more than one year at the time of the disposition. Individuals who recognize long-term capital gains may be taxed on such gains at reduced rates of tax. The deduction of capital losses is subject to various limitations. U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax consequences of receiving currency other than U.S. dollars upon the disposition of their ordinary shares.

Passive Foreign Investment Companies

Special U.S. federal income tax laws apply to U.S. taxpayers who own shares of a corporation that is a PFIC. We will be treated as a PFIC for U.S. federal income tax purposes for any taxable year that either:

●	75% or more of our gross income (including our pro rata share of gross income for any company, in which we are considered to own 25% or more of the shares by value), in a taxable year is passive; or

●	At least 50% of our assets generally determined on the basis of a quarterly average and based upon fair market value (including our pro rata share of the assets of any company in which we are considered to own 25% or more of the shares by value) are held for the production of, or produce, passive income.

For this purpose, passive income generally consists of rents, dividends, interest, royalties, gains from the disposition of passive assets and gains from commodities and securities transactions. Generally, cash is treated as generating passive income and is therefore treated as a passive asset for purposes of the PFIC rules.

We believe that we were not a PFIC for the year ended December 31, 2024 and we will not be a PFIC for the current taxable year, although we have not determined whether we will be a PFIC in the foreseeable future. The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of our ordinary shares. Accordingly, there can be no assurance that we currently are not or will not become a PFIC.

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If we currently are or become a PFIC, each U.S. Holder who has not elected to mark the shares to market (as discussed below), would, upon receipt of certain “excess distributions” by us and upon disposition of our ordinary shares at a gain: (1) have such excess distribution or gain allocated ratably over the U.S. Holder’s holding period for the ordinary shares, as the case may be; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. Distributions received by a U.S. Holder in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the ordinary shares will be treated as excess distributions. In addition, when shares of a PFIC are acquired by reason of death from a decedent that was a U.S. Holder, the tax basis of such shares would not receive a step-up to fair market value as of the date of the decedent’s death, but instead would be equal to the decedent’s basis if lower, unless all gain were recognized by the decedent. Indirect investments in a PFIC may also be subject to these special U.S. federal income tax rules.

The PFIC rules described above would not apply to a U.S. Holder who makes a qualified electing fund, or QEF, election for all taxable years that such U.S. Holder has held the ordinary shares while we are a PFIC, provided that we comply with specified reporting requirements. Instead, each U.S. Holder who has made such a QEF election is required for each taxable year that we are a PFIC to include in income such U.S. Holder’s pro rata share of our ordinary earnings as ordinary income and such U.S. Holder’s pro rata share of our net capital gains as long-term capital gain, regardless of whether we make any distributions of such earnings or gain. In general, a QEF election is effective only if we make available certain required information. The QEF election is made on a shareholder-by-shareholder basis and generally may be revoked only with the consent of the IRS. We do not intend to notify U.S. Holders if we believe we will be treated as a PFIC for any tax year. In addition, we do not intend to furnish U.S. Holders annually with information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC. Therefore, the QEF election will not be available with respect to our ordinary shares.

In addition, the PFIC rules described above would not apply if we were a PFIC and a U.S. Holder made a mark-to-market election. A U.S. Holder of our ordinary shares which are regularly traded on a qualifying exchange, including the Nasdaq Capital Market, can elect to mark the ordinary shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the ordinary shares and the U.S. Holder’s adjusted tax basis in the ordinary shares. Losses are allowed only to the extent of net mark-to-market gain previously included income by the U.S. Holder under the election for prior taxable years.

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder generally is required to file an IRS Form 8621 with such U.S. Holder’s U.S. federal income tax return and provide such other information as the IRS may require. Failure to file IRS Form 8621 for each applicable taxable year may result in substantial penalties and result in the U.S. Holder’s taxable years being open to audit by the IRS until such forms are properly filed.

U.S. Holders who hold our ordinary shares during a period when we are a PFIC generally will be subject to the foregoing rules, even if we cease to be a PFIC. A U.S. Holder is encouraged to consult its tax advisor with respect to any available elections that may be applicable in such a situation, including a “deemed sale” election. The U.S. federal income tax rules relating to PFICs are complex. U.S. Holders are urged to consult their own tax advisors with respect to the consequences to them of an investment in a PFIC, any elections available with respect to the ordinary shares and the IRS information reporting obligations with respect to the purchase, ownership, and disposition of the ordinary shares in the event we are determined to be a PFIC.

Tax on Net Investment Income

U.S. Holders who are individuals, estates or trusts will generally be required to pay a 3.8% Medicare tax on their net investment income (including dividends on and gains from the sale or other disposition of our ordinary shares), or in the case of estates and trusts on their net investment income that is not distributed to beneficiaries of the estate or trust. In each case, the 3.8% Medicare tax applies only to the extent the U.S. Holder’s total adjusted income exceeds applicable thresholds.

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Information Reporting and Withholding

A U.S. Holder may be subject to backup withholding at a rate of 24% with respect to cash dividends and proceeds from a disposition of ordinary shares. In general, backup withholding will apply only if a U.S. Holder fails to comply with specified identification procedures. Backup withholding will not apply with respect to payments made to designated exempt recipients, such as corporations and tax-exempt organizations. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. Holder, provided that the required information is timely furnished to the IRS.

Certain U.S. Holders with interests in “specified foreign financial assets” (including, among other assets, our ordinary shares, unless such ordinary shares are held on such U.S. Holder’s behalf through a financial institution) may be required to file an information report with the IRS if the aggregate value of all such assets exceeds $50,000 on the last day of the taxable year or $75,000 at any time during the taxable year (or such higher dollar amount as may be prescribed by applicable IRS guidance). You should consult your own tax advisor as to the possible obligation to file such information report.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY AND IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PROSPECTIVE INVESTOR. EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT RELATING TO THE PURCHASE, OWNERSHIP, AND DISPOSITION OF ORDINARY SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

The financial statements as of December 31, 2024 and 2023 and for the three years in the period ended December 31, 2024 included in this registration statement have been so included in reliance on the report of Kesselman & Kesselman, Certified Public Accountants (Isr.), a member of PricewaterhouseCoopers International Limited, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The address of Kesselman & Kesselman is 146 Derech Menachem Begin St. Tel-Aviv 6492103, Israel.

H. Documents on Display

When this registration statement becomes effective, we will be subject to the information reporting requirements of the Exchange Act, applicable to foreign private issuers and under those requirements will file reports with the SEC. You may read and copy this registration statement, including the related exhibits and schedules, and any document we file with the SEC without charge at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC will also available to the public through the SEC’s website at www.sec.gov.

As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and may submit to the SEC, on a Form 6-K, unaudited quarterly financial information.

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In addition, since our ordinary shares are traded on the TASE, we have filed Hebrew language periodic and immediate reports with, and furnish information to, the TASE and the Israel Securities Authority, or the ISA, as required under Chapter Six of the Israel Securities Law, 1968. Copies of our filings with the ISA can be retrieved electronically through the MAGNA distribution site of the ISA (www.magna.isa.gov.il) and the TASE website (www.maya.tase.co.il).

We maintain a corporate website www.pulsenmore.com. Information contained on, or that can be accessed through, our website and the other websites referenced above do not constitute a part of this registration statement. We have included these website addresses in this registration statement solely as inactive textual references.

I. Subsidiary Information.

Not applicable.

J. Annual Report to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

For information about the effects of currency and interest rate fluctuations and how we manage currency and interest risk, see “Item 5. Operating and Financial Review and Prospects—5.B. Liquidity and Capital Resources.” Please also see the information set forth under “Note __. Derivative Financial Instruments” of our audited financial statements and related notes included elsewhere in this registration statement.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities.

Not applicable.

B. Warrants and rights.

Not applicable.

C. Other Securities.

Not applicable.

D. American Depositary Shares

Not applicable.

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PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Not applicable.

ITEM 16. [RESERVED]

Not applicable.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Not applicable.

ITEM 16B. CODE OF ETHICS

Not applicable.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not applicable.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Pursuant to an exception under the Nasdaq listing standards available to foreign private issuers, we are not required to comply with all of the corporate governance practices followed by U.S. companies under the Nasdaq listing standards, which are available at www.nasdaq.com, because in certain cases we follow our home country (Israel) practice. Pursuant to Section 5600 of the Nasdaq Listed Company Manual, we are required to list the significant differences between our corporate governance practices that comply with and follow our home country practices and the Nasdaq standards applicable to listed U.S. companies. Set forth below is a list of those differences:

●	Distribution of periodic reports to shareholders; proxy solicitation. As opposed to the Nasdaq Stock Market rules, which require listed issuers to make such reports available to shareholders in one of a number of specific manners, Israeli law does not require us to distribute periodic reports directly to shareholders, and the generally accepted business practice in Israel is not to distribute such reports to shareholders but to make such reports available through a public website. In addition to making such reports available on a public website, we currently make our audited financial statements available to our shareholders at our offices and will only mail such reports to shareholders upon request. As a foreign private issuer, we are generally exempt from the SEC’s proxy solicitation rules.

108

●	Quorum. While the Nasdaq Stock Market rules require that the quorum for purposes of any meeting of the holders of a listed company’s common voting stock, as specified in the company’s bylaws, be no less than 33 1/3% of the company’s outstanding issued and outstanding share capital, under Israeli law, a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. Our articles of association provide that a quorum of two or more shareholders holding at least 25% of the voting rights in person or by proxy is required for commencement of business at a general meeting.

●	Nomination of our directors. Our articles of association provide that with the exception of directors elected by our board of directors to fill a vacancy and external directors, which will be elected by an annual or special meeting of our shareholders and shall hold office until the remaining period of time during which the director whose service has ended would have held office, or in case of a vacancy due to the number of directors serving being less than the minimum number stated in our amended articles, the board of directors shall determine at the time of appointment the class to which the additional director shall be assigned, or 3 years period in case of external director. The nominations for directors, which are presented to our shareholders by our board of directors, are generally made by the board of directors itself, in accordance with the provisions of our amended and restated articles of association and the Companies Law. Nominations need not be made by a nominating committee of our board of directors consisting solely of independent directors, as required under the Nasdaq Stock Market rules.

●	Compensation of officers. Israeli law and our articles of association will not require that the independent members of our board of directors (or a compensation committee composed solely of independent members of our board of directors) determine an executive officer’s compensation, as is generally required under the Nasdaq Stock Market rules with respect to the chief executive officer and all other executive officers. Instead, compensation of executive officers is determined and approved by our compensation committee and our board of directors, and in certain circumstances by our shareholders, either in consistency with our office holder compensation policy or, in special circumstances in deviation therefrom, taking into account certain considerations stated in the Companies Law. See “Management—Board Practices—Approval of Related Party Transactions under Israeli Law” for additional information.

●	Independent directors. Israeli law does not require that a majority of the directors serving on our board of directors be “independent,” as defined under Nasdaq Stock Market Rule 5605(a)(2), and rather requires we have at least two external directors who meet the requirements of the Companies Law, as described below under “Management—Board Practices—External Directors.” The definition of independent director under Nasdaq Stock Market rules and external director under the Companies Law overlap to a significant degree such that we would generally expect the directors serving as external directors to satisfy the requirements to be independent under Nasdaq Stock Market rules. However, it is possible for a director to qualify as an “external director” under the Companies Law without qualifying as an “independent director” under the Nasdaq Stock Market rules, or vice-versa. Notwithstanding Israeli law, we believe that a majority of our directors are currently “independent” under the Nasdaq Stock Market rules. Our board of directors has determined that Hagai Itkin, Racheli Guz-Lavi, Anat Loewenstein and Linda Messalem are “independent” for purposes of the Nasdaq Stock Market rules. Pursuant to the Alleviation Regulations we may classify directors who qualify as independent directors under the relevant non-Israeli rules, as ‘independent directors’ under the Companies Law, each of these four directors is also deemed to qualify as an ‘independent director’ under the Companies Law (as supplemented by the Alleviation Regulations). We are required, however, to ensure that all members of our Audit Committee are “independent” under the applicable Nasdaq and SEC criteria for independence (as we cannot exempt ourselves from compliance with that SEC independence requirement, despite our status as a foreign private issuer), and we must also ensure that a majority of the members of our Audit Committee are “independent directors” as defined in the Companies Law. Furthermore, Israeli law does not require, nor do our independent directors conduct, regularly scheduled meetings at which only they are present, which the Nasdaq Stock Market rules otherwise require.

109

●	Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law, rather than seeking approval for corporate actions in accordance with Nasdaq Stock Market Rule 5635. In particular, under this Nasdaq Stock Market rule, shareholder approval is generally required for: (i) an acquisition of shares or assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption or amendment of equity compensation arrangements (although under the provisions of the Companies Law there is no requirement for shareholder approval for the adoption/amendment of the equity compensation plan); and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (and/or via sales by directors, officers or 5% shareholders) if such equity is issued (or sold) at below the greater of the book or market value of shares. By contrast, under the Companies Law, shareholder approval is required for, among other things: (i) transactions with directors concerning the terms of their service or indemnification, exemption and insurance for their service (or for any other position that they may hold at a company), for which approvals of the compensation committee, board of directors and shareholders are all required, (ii) extraordinary transactions with controlling shareholders of publicly held companies, which require the special approval, and (iii) terms of employment or other engagement of the controlling shareholder of us or such controlling shareholder’s relative, which require special approval. In addition, under the Companies Law, a merger requires approval of the shareholders of each of the merging companies.

●	Approval of Related Party Transactions. All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transaction as set forth in the Companies Law, which requires the approval of the audit committee, or the compensation committee, as the case may be, the board of directors and shareholders, as may be applicable, for specified transactions, rather than approval by the audit committee or other independent body of our board of directors as required under the Nasdaq Stock Market rules. See “Management—Board Practices—Approval of Related Party Transactions under Israeli Law” for additional information.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Not applicable.

ITEM 16K. CYBERSECURITY

Not applicable.

110

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial statements and the related notes required by this Item are included in this registration statement beginning on page F-1.

ITEM 19. EXHIBITS.

Exhibit
No.	Document
1.1*	Amended and Restated Articles of Association of the Registrant.

4.1*	Pulsenmore Ltd. 2019 Amended Share Incentive Plan.

4.2*	Pulsenmore Ltd. 2023 United States Sub-Plan to the 2019 Amended Share Incentive Plan

4.3*	Compensation Policy for Executive Officers and Directors

4.4*	Form of Indemnification Agreement

4.5*	Consultancy Agreement, dated November 6, 2016 by and between Pulsenmore Ltd. and D.L.L.D. Consulting Ltd.

4.6*	Personal Employment Agreement, dated December 20, 2020 between Pulsenmore Ltd. and Jonathan Adereth.

4.7*	Employment Agreement, dated January 1, 2022 by and between Pulsenmore Ltd. and Meir Shmouely

4.8*	Employment Agreement, dated October 17, 2021 by and between Pulsenmore Ltd. and Minelu (Menashe) Sonnenschein

4.9*#	Agreement for the Supply of Services and Products dated October 28, 2024, by and between Pulsenmore Ltd. and Clalit Health Services

8.1*	Subsidiaries of the Registrant.

15.1*	Consent of Kesselman & Kesselman, independent registered public accounting firm of the Company

*	To be filed by amendment.
#	English translation of original Hebrew document.

111

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement filed on its behalf.

PULSENMORE LTD.

Date: [___], 2025	By:
Dr. Elazar Sonnenschein
Chief Executive Officer

112

PULSENMORE LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

IN NIS

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2025

IN NIS

F-1

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Pulsenmore Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Pulsenmore Ltd. and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of comprehensive loss, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Kesselman & Kesselman

Certified Public Accountants (Isr.)

A member firm of PricewaterhouseCoopers International Limited

Tel-Aviv, Israel

May 8, 2025

We have served as the Company’s auditor since 2021.

Kesselman & Kesselman, 146 Derech Menachem Begin St. Tel-Aviv 6492103, Israel,

P.O Box 7187 Tel-Aviv 6107120, Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il

F-2

PULSENMORE LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

				Convenience translation into U.S. dollars (see note 2(c)(3))
	Note	December 31,
		2023	2024	2024
		NIS in thousands		in thousands
Assets
CURRENT ASSETS
Cash and cash equivalents	5	23,869	41,170	11,287
Short-term bank deposits	5	117,852	62,853	17,234
Restricted deposits	5	140	140	40
Trade receivables	6	962	3,909	1,072
Other receivables	6	1,372	1,237	339
Inventory	7	23,690	23,092	6,332
Total current assets		167,885	132,401	36,304

NON-CURRENT ASSETS
Right-of-use assets	8b	3,046	1,780	488
Property and equipment, net	9	8,977	7,645	2,096
Total non-current assets		12,023	9,425	2,584
Total assets		179,908	141,826	38,888

Liabilities and equity
CURRENT LIABILITIES
Trade payables		4,924	2,359	647
Other payable and accruals	10,11	2,660	3,780	1,037
Contract liabilities	12a(2)	5,133	5,133	1,407
Share-based compensation liability	13	1,103	1,458	400
Current maturities of liability for royalties to the Israel Innovation Authority	12a(4)	773	532	146
Current maturities of lease liabilities	8c	923	999	274
Total current liabilities		15,516	14,261	3,911

NON-CURRENT LIABILITIES
Contract liabilities	12a(2)	22,897	22,897	6,278
Share-based compensation liability, net of current maturities	13	402	164	45
Liability for royalties to the Israel Innovation Authority, net of current maturities	12a(4)	6,454	6,497	1,781
Lease liabilities, net of current maturities	8c	2,407	1,120	307
Total non-current liabilities		32,160	30,678	8,411
Total liabilities		47,676	44,939	12,322

EQUITY	13
Ordinary shares		2	2	1
Share premium		252,473	253,205	69,428
Capital reserve		10,309	10,968	3,007
Accumulated deficit		(130,552)	(167,288)	(45,870)
Total equity		132,232	96,887	26,566
Total liabilities and equity		179,908	141,826	38,888

The accompanying notes are an integral part of the consolidated financial statements.

F-3

PULSENMORE LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

					Convenience translation into U.S. dollars (see note 2(c)(3))
		Year ended December 31,
	Note	2022	2023	2024	2024
		NIS in thousands (except per share data)			in thousands (except per share data)

Revenues	15b	10,814	6,188	9,661	2,649
Cost of revenues	15c	5,690	3,987	6,084	1,668
Gross profit		5,124	2,201	3,577	981

Research and development expenses, net	16	29,623	31,399	20,130	5,520
Sales and marketing expenses	17	8,917	9,434	10,318	2,829
General and administrative expenses	18	12,786	16,954	15,344	4,207
Operating loss		46,202	55,586	42,215	11,575

Financial expenses		349	16,206	540	148
Financial income		(24,432)	(13,352)	(5,963)	(1,635)
Financial expenses (income), net	19	(24,083)	2,854	(5,423)	(1,487)

Loss before income tax		22,119	58,440	36,792	10,088

Provision (benefit) for income tax		-	127	(56)	(15)

Net loss and comprehensive loss		22,119	58,567	36,736	10,073

Loss per ordinary share – basic and diluted	20	0.46	1.14	0.72	0.20

The accompanying notes are an integral part of the consolidated financial statements.

F-4

PULSENMORE LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Ordinary shares	Share premium	Capital reserve	Accumulated deficit	Total
	NIS in thousands
Balance at January 1, 2022	1	201,074	2,525	(49,866)	153,734
Changes in 2022:
Net loss and comprehensive loss for the year	-	-	-	(22,119)	(22,119)
Share-based compensation	-	-	4,731	-	4,731
Exercise of options	1	32	(32)	-	1
Private issuance of shares, net**	*	51,171	-	-	51,171
Balance at December 31, 2022	2	252,277	7,224	(71,985)	187,518
Changes in 2023:
Net loss and comprehensive loss for the year	-	-	-	(58,567)	(58,567)
Share-based compensation	-	-	3,279	-	3,279
Exercise of options	*	58	(56)	-	2
Expiration of options	-	138	(138)	-	-
Balance at December 31, 2023	2	252,473	10,309	(130,552)	132,232
Changes in 2024:
Net loss and comprehensive loss for the year	-	-	-	(36,736)	(36,736)
Share-based compensation	-	-	1,388	-	1,388
Exercise of options	*	100	(97)	-	3
Expiration of options	-	632	(632)	-	-
Balance at December 31, 2024	2	253,205	10,968	(167,288)	96,887

* Less than NIS 1 thousand

** Net of issuance expenses in an amount of approximately NIS 538 thousand

The accompanying notes are an integral part of the consolidated financial statements.

F-5

PULSENMORE LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Convenience translation into U.S. dollars (see note 2(c)(3))
	in thousands
	Ordinary shares	Share premium	Capital reserve	Accumulated deficit	Total

Balance at January 1, 2024	1	69,228	2,826	(35,797)	36,258
Changes in 2024:
Net loss and comprehensive loss for the year	-	-	-	(10,073)	(10,073)
Share-based compensation	-	-	381	-	381
Exercise of options	*	27	(27)	-	*
Expiration of options	-	173	(173)	-	-
Balance at December 31, 2024	1	69,428	3,007	(45,870)	26,566

* Less than $1 thousand

The accompanying notes are an integral part of the consolidated financial statements.

F-6

PULSENMORE LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

				Convenience translation into USD (note 2(c)(3))
	Year ended December 31,
	2022	2023	2024	2024
	NIS in thousands			in thousands
Net cash used in operating activities (see appendix)	(27,523)	(49,664)	(41,461)	(11,369)

Cash Flows from Investing Activities
Purchase of property and equipment	(4,506)	(3,926)	(509)	(140)
Proceeds from (investments in) short-term deposits	(122,551)	53,780	51,419	14,099
Interest received	2,503	6,853	7,671	2,103
Net cash provided by (used in) investing activities	(124,554)	56,707	58,581	16,062

Cash Flows from Financing Activities
Private issuance of shares, net	51,171	-	-	-
Exercise of options	1	2	3	1
Payment to the Israel Innovation Authority	(151)	(297)	(108)	(30)
Receipt of grants from Israel Innovation Authority	1,231	492	-	-
Principal portion of lease payments	(1,097)	(994)	(1,167)	(320)
Interest portion of lease payments	(188)	(347)	(292)	(80)
Net cash provided by (used in) financing activities	50,967	(1,144)	(1,564)	(429)

Increase (decrease) in cash and cash equivalents	(101,110)	5,899	15,556	4,264
Cash and cash equivalents at beginning of the year	112,862	15,368	23,869	6,545
Exchange differences on cash and cash equivalents	3,616	2,602	1,745	478
Cash and cash equivalents at end of the year	15,368	23,869	41,170	11,287

The accompanying notes are an integral part of the consolidated financial statements.

F-7

PULSENMORE LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Appendix to the statements of cash flows				Convenience translation into USD (note 2(c)(3))
	Year ended December 31,
	2022	2023	2024	2024
	NIS in thousands			in thousands
Net loss	(22,119)	(58,567)	(36,736)	(10,073)

Adjustments for:

Depreciation and amortization	1,296	2,403	2,852	782
Share-based compensation	4,731	3,279	1,388	381
Financial expenses (income)	(10,202)	9,254	(4,871)	(1,336)
Exchange differences	(10,901)	(6,425)	(552)	(151)
	(15,076)	8,511	(1,183)	(324)

Changes in operating asset and liability items:
Decrease (increase) in trade receivables	(8,642)	8,965	(2,947)	(808)
Decrease in other receivables	2,011	1,463	135	37
Decrease (increase) in inventory	(9,767)	(9,441)	598	164
Increase (decrease) in trade payables	5,030	(936)	(2,565)	(703)
Increase (decrease) in other payable and accruals accruals	539	(62)	1,120	307
Increase in contract liabilities	20,513	157	-	-
Increase in liability of share-based compensation	435	246	117	31
Decrease in liability of royalties to Israel Innovation Authority	(447)	-	-	-
	9,672	392	(3,542)	(972)

Net cash used in operating activities	(27,523)	(49,664)	(41,461)	(11,369)

Supplemental information on non-cash transactions:
Changes in right-of-use asset and lease liabilities	4,142	119	(244)	(67)
Recognition of derivative financial instrument (see note 4b(3))	5,070	-	-	-

The accompanying notes are an integral part of the consolidated financial statements.

F-8

PULSENMORE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – GENERAL INFORMATION

A)	General

Pulsenmore Ltd. (separately and collectively referred to with its wholly-owned subsidiaries as the “Company” or “Pulsenmore”) is an Israeli-based company, incorporated in Israel, and commenced its operations on October 27, 2014. The Company’s registered office is located at 8 Omarim Street, Omer, Israel.

In March 2022, the Company established a wholly owned subsidiary, Pulsenmore Americas LLC (hereinafter – the “U.S. Subsidiary”), located in Boston, USA. The U.S. Subsidiary was incorporated under Delaware state law and began operations on March 10, 2022.

In February 2023, the Company established a wholly owned subsidiary, Pulsenmore Korea (hereinafter – the “Korean Subsidiary”), located in Seongnam, South Korea.

As of December 31, 2024, the Company operates in a one operating segment, focusing on the research, development, manufacturing, and global marketing of innovative technological solutions, specifically portable ultrasound devices for home use. These devices enable remote physical examinations and monitoring via telemedicine technology. The Company develops and sells miniaturized ultrasound systems.

The Company is a publicly traded entity, with its shares listed on the Tel Aviv Stock Exchange (hereinafter –“TASE”). On June 13, 2021, the Company announced the results of its public offering, conducted under the prospectus supplement and final offering notice published on June 10, 2021. Through this offering, the Company raised approximately NIS 136,985 thousand and completed the listing of its securities for trading on TASE.

On December 8, 2024, the Company completed the preparation of its application for the marketing approval of the ES product in the United States. The application was submitted to the U.S. FDA for approval under the De-Novo pathway. The submission includes the results of clinical trials conducted in the U.S., along with additional supporting data, including results from further trials, safety data, and laboratory technical assessments.

F-9

PULSENMORE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – GENERAL INFORMATION (cont.)

B)	War in Israel

On October 7, 2023, Hamas Organization (“Hamas”) launched an unprecedented attack on Israel, infiltrating its southern border and targeting civilians and military sites while firing rockets. In response, Israel declared war on Hamas, and the conflict is ongoing. Following the attack, Hezbollah Organization (“Hezbollah”) also launched strikes on northern Israel, prompting Israeli retaliatory strikes. In October 2024, Israel initiated a ground operation in Lebanon. By the end of November 2024, Israel and Hezbollah reached a ceasefire agreement, and in January 2025, Israel and Hamas also reached a ceasefire agreement, though the stability of both agreements remains uncertain. To date, there is no material adverse impact on Company’s operations and financial results as a result of this war. However, at this time, it is not possible to predict the intensity or duration of the war, nor can the Company predict how this war will ultimately affect Israel’s economy in general. The Company continues to monitor the situation closely and examine the potential disruptions that could adversely affect its operations.

In March 2025, the ceasefire on the southern front ended, and the conflict has been resumed. The Company assesses that even in the event of a prolonged war and economic slowdown in Israel, it will be able to meet its existing obligations as of December 31, 2024.

C)	Impact of inflation and interest rate increases throughout 2024

During 2024, Inflation and interest rates continued to rise in Israel and globally. The Bank of Israel increased the interest rate from 4.25% at the beginning of the year to 4.75% as of December 31, 2024. The Company also periodically reviews its investment policy in light of changes in interest rates both domestically and internationally. As of the date of these financial statements, the Company is in the opinion that the continued rise in inflation and interest rates will not have a material impact on its financial position.

D)	Approval of consolidated financial statements

These consolidated financial statements were authorized for issuance   by the board of directors on May 8, 2025.

F-10

PULSENMORE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – MATERIAL ACCOUNTING POLICIES

A)	Compliance with IFRS Accounting Standards and disclosure requirements

The consolidated financial statements as of December 31, 2024, 2023 and for each of the three years in the period ended December 31, 2024, have been prepared in accordance with IFRS Accounting Standards, as issued by the International Accounting Standards Board.

B)	Basis of presentation of the financial statements

1)	The material accounting policies described below have been applied on a consistent basis for all the years presented, unless otherwise stated.

2)	The preparation of financial statements in accordance with IFRS Accounting Standards requires management to make estimates, judgments and assumptions that may affect the reported amounts of assets, liabilities, equity and expenses, as well as the related disclosures of contingent assets and liabilities, in the process of applying the Company’s accounting policies. Actual results could differ from those estimates

3)	The Company’s operating cycle is 12 months.

C)	Translation of balances and transactions in foreign currency

1)	Functional currency

The functional and reporting currency in these financial statements is the New Israeli Shekels (NIS), which is the primary currency of the economic environment in which the Company operates.

2)	Transactions and balances

Transactions made in a currency which is different from the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuations where the items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at the end-of-year exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in comprehensive loss as financial income (expense).

Translation differences related to non-monetary financial assets and liabilities (such as equity securities like shares or options) classified as financial instruments at fair value through comprehensive loss are recognized in comprehensive loss, as part of the gain or loss on changes at fair value.

F-11

PULSENMORE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – MATERIAL ACCOUNTING POLICIES (cont.)

3)	Convenience translation into U.S. dollars

The reported NIS amounts as of December 31, 2024 and for the year then ended have been translated into U.S. dollars (“US dollars”, “USD”, “$”). All figures were translated using the representative exchange rate as of December 31, 2024 ($1 = NIS 3.647). The translation was made solely for the convenience of the reader. The dollar amount presented in these financial statements should not be construed to represent amounts receivable or payable in dollars or convertible into dollars, unless otherwise indicated in these financial statements.

D)	Consolidated financial statements:

A subsidiary is an entity over which the Company has control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. The subsidiaries are deconsolidated from the date that control ceases.

E)	Critical accounting estimates and judgments

1)	Critical accounting estimates and assumptions

Estimates and judgments are continuously evaluated and are based on past experience and other factors, including expectations regarding future events that are considered reasonable in light of existing circumstances. The Company formulates estimates and assumptions about the future. By their nature, it is rare for accounting estimates to exactly match the actual results. The estimates and assumptions that carry a significant risk of requiring material adjustments to the carrying amounts of assets and liabilities in the financial statements during the next fiscal year are detailed below:

A)	Fair value of derivatives

The fair value of financial instruments that are not traded in an active market (e.g., over-the-counter derivatives) is determined using valuation techniques. The Company exercises judgment in selecting different valuation methods and in making assumptions, which are primarily based on prevailing market conditions at each reporting date.

The Company has engaged with a valuation specialist to determine the fair value of financial assets measured at fair value that are not traded in an active market, using generally accepted valuation techniques (see also Note 4b(3)).

F-12

PULSENMORE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – MATERIALACCOUNTING POLICIES (cont.)

B)	Liability for grants from the Israel Innovation Authority

In accordance with the accounting treatment outlined in Note 12a(4), the Company’s management must assess whether there is reasonable assurance that a grant received from the Israel Innovation Authority will not be repayable. If management concludes that there is no reasonable assurance that a grant, for which eligibility has been established, will not be repaid, the Company recognizes a financial liability. The present value of the liability for grants (see also Note 12a(4) is based on the Company’s management forecasts and assumptions regarding the royalty payments to be made based on the Company’s future revenues and the applicable discount rate.

The Company’s financial statements include a liability for grants to be repaid, based on the projected aggregate sales of the Company in the coming years. Management’s forecasts for aggregate sales until the full repayment of the grants are based on the Company’s planned sales of its products in the coming years.

2)	Critical judgments impacting the application of the Company’s accounting policies

A)	Determination of lease period

As part of applying IFRS 16, the Company’s management considers facts and circumstances that create an economic incentive of the exercise of extension options or the non-exercise of termination options. Extension options, or periods after the exercise of termination options, are included in the term of the lease only to the extent that it is reasonably certain that the lease will be extended (or not terminated).

The Company assess that all existing extension options in the lease agreements that it is party to are reasonably certain to be exercised, and all termination options are reasonably certain not be exercised.

The Company’s management examines whether the extension option is reasonably certain to be exercised, or the termination option is reasonably certain not to be exercised, upon the occurrence of a significant event or change in circumstances that is under the control of the Company, and also affect the decision whether the Company is reasonably certain to exercise an option that was not previously included in determining the lease period, or not exercise an option previously included in determining the term of the lease.

F-13

PULSENMORE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – MATERIALACCOUNTING POLICIES (cont.)

B)	Research and development capitalization

In accordance with the accounting treatment described in Note 16(a), the Company’s management must assess whether the criteria for recognizing development costs. as intangible assets are met. The Company’s management exercised judgment in evaluating whether the criteria for capitalizing development costs related to its projects were met. Management concluded that, for Pulsenmore ES and Pulsenmore FC products, the incurred costs are considered maintenance of existing assets rather than the development of new ones, whereas for the Company’s other products, as of the reporting date, there is insufficient certainty regarding the technical feasibility of completing the asset in a manner that would make it available for use or sale.

As of December 31, 2024, 2023 and 2022, the Company has not met the criteria for capitalizing development costs as intangible assets, and accordingly, no asset has so far been recognized in the consolidated financial statements in respect of capitalized development costs. Consequently, the research and development costs of the Company are fully recognized in the statement of comprehensive loss as incurred.

C)	Share-based compensation

Expenses related to options granted to directors, consultants, and employees are measured based on the fair value of the options, which is determined using the Black-Scholes pricing model. The pricing model requires assumptions regarding various factors, including expected volatility, the expected life of the options and the fair value of the shares at the grant date. The expected volatility is estimated based on the historical volatility of the Company and comparable publicly traded peer companies.

The expected life of the options is estimated based on anticipated future price volatilities and the expected exercise patterns of the option holders.

F-14

PULSENMORE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – NEW IFRS ACCOUNTING STANDARDS, AMENDMENTS TO STANDARDS AND NEW INTERPRETATIONS

A)	Amendments to existing standards adopted by the Company for reporting periods beginning on January 1, 2024:

Classification of liabilities as current or non-current (amendment to IAS 1):

The narrow-scope amendments to IAS 1, “Presentation of Financial Statements,” clarify that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the entity’s expectations or events after the reporting date (e.g., the receipt of a waiver or a breach of covenant). The amendments also clarify what IAS 1 means when it refers to the ‘settlement’ of a liability. The amendments may affect the classification of liabilities, particularly for entities that previously considered management’s intentions to determine classification and for some liabilities that can be converted into equity and must be applied retrospectively in accordance with the normal requirements in IAS 8, “Accounting Policies, Changes in Accounting Estimates and Errors.” In this regard, the amendment was applied retrospectively in these financial statements as of January 1, 2024. The adoption of the amendment had no a material impact on the Company’s financial statements.

B)	New and amended IFRS accounting standards not yet effective and not early adopted by the Company:

IFRS 18, presentation and disclosure in the financial statements:

IFRS 18 replaces IAS 1 “Presentation of financial statements”, with many requirements of IAS 1 being transferred to IFRS 18, including to a number of additional standards (without change, or with some changes). IFRS 18 is intended to improve disclosure of information in financial statements by entities to investors, and particularly increase transparency and comparability between companies, with focus on financial performance presented in the income statement. Additionally, IFRS 18 is accompanied by amendments to IAS 7 “Statement of cash flows” (the most significant of which concern the classification of cash flows from interest and dividends), IAS 33 “Earnings per share” and IAS 34 “Interim financial reporting”. The main new principles introduced by IFRS 18 relate to the following:

The main new principles introduced by IFRS 18 relate to the following:

1)	Structure of the income statement

According to IFRS 18, all items of income and expenses are classified into one of the five categories of operating, investing, financing, income taxes and discontinued operations.

The following is additional information about the main three categories:

A)	Operating – This category is not defined by IFRS 18 and is a “residual” category for income and expenses not classified into one of the three other categories. Generally, this category will include the results of the company from its main business activity.

F-15

PULSENMORE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – NEW IFRS ACCOUNTING STANDARDS, AMENDMENTS TO STANDARDS AND NEW (Cont.)

B)	Investing – This category includes share in the results of associates and joint ventures; income and expenses from cash and cash equivalents: income and expenses from assets that generate a return individually and largely independently of the entity’s other resources.

C)	Financing – This category includes income and expenses from liabilities that involve only the raising of finance (such as typical bank borrowings); interest expense and the effect of changes in interest rates on other liabilities (such as an actuary liability to employees). In addition, according to IFRS 18, companies are required to present two new subtotals in their income statement:

1)	Operating income
2)	Income before financing and tax

2)	Principles for aggregation and disaggregation of information in the primary financial statements and notes

IFRS 18 sets principles to help companies determine whether items need to be presented in the primary financial statements (statement of financial position, income statement, statement of comprehensive income, statement of changes in equity and statement of cash flows) or notes and provides principles for determining the level of detail needed. Additionally, IFRS 18 contains requirements for disclosing operating expenses in the income statement, disclosure of certain expenses by nature, and additional information about items aggregated together under the “other” item. In its first year of application, IFRS 18 required to present a reconciliation of comparative information between presentation under IAS 1 and IFRS 18.

According to the provisions of IFRS 18, the standard will be applied by the Group for annual periods beginning on or after January 1, 2027, retrospectively. The Group began assessing the impact of applying IFRS 18 on its consolidated financial statements. However, at this stage, the impact of first-time adoption cannot be reasonably estimated.

F-16

PULSENMORE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

A)	Financial risks management

Financial risk factors:

The activities of the Company are exposed to a variety of financial risks, including: market risks (including currency risk and cash flow risk due to interest rate), credit risk and liquidity risk. Risk management is conducted by the Company’s finance department, which is responsible for identifying, assessing, and mitigating financial risks. The board of directors provides principles for comprehensive risk management.

1)	Market risk

Foreign exchange risk:

The Company operates on an international scale and is exposed to foreign exchange risk due to its exposure to various currencies, primarily the U.S. Dollar and the Euro (EUR). Foreign exchange risk arises from cash and cash equivalents, short-term deposits, contracts with customers, assets or liabilities denominated in foreign currencies.

If the NIS would strengthen by 10% against the U.S. dollar, while all other variables remained the same, the net loss for the year ended would have been approximately NIS 5,191 thousand (approximately $1,423 thousand) higher, approximately NIS 8,980 thousand higher and approximately NIS 11,975 thousand higher for the year ended December 31, 2024, 2023 and 2022, respectively.

Cash flow interest rate risk:

The Company has received grants from the Israel Innovation Authority (the “IIA”) for participation in research and development activities.

Under the terms of the grant, royalties are payable to the Innovation Authority based on revenues from the sale of products developed with its support. These payments are linked to the U.S. Dollar and bear an annual interest rate based on LIBOR. As of January 1, 2024, the IIA announced a transition to a variable interest rate based on SOFR - This change did not have a material impact the Company’s financial statements.

2)	Liquidity risk

As the Company has not yet generated cash flows from operating activities, its funding sources primarily rely on the issuance of equity instruments to its shareholders.

The following tables detail the Company’s remaining contractual maturities of its financial liabilities. These tables are prepared based on the undiscounted cash flows of financial liabilities, considering the earliest possible repayment date at which the Company may be required to settle its obligations. The tables include cash flows related to both principal and interest payments.

F-17

PULSENMORE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (cont.)

	1 year	2-3 years	More than 3 years	Total
	NIS in thousands
December 31, 2024:
Trade payables	2,359	-	-	2,359
Other payable and accruals	3,780	-	-	3,780
Liability of royalties to IIA	532	3,054	7,859	11,445
Lease liabilities	1,165	1,239	-	2,404
	7,836	4,293	7,859	19,988

	1 year	2-3 years	More than 3 years	Total
	NIS in thousands
December 31, 2023:
Trade payables	4,924	-	-	4,924
Other payable and accruals	2,581	-	-	2,581
Liability of royalties to IIA	861	4,788	5,904	11,553
Lease liabilities	1,206	1,851	820	3,877
	9,572	6,639	6,724	22,935

Convenience translation into U.S. dollars (see note 2c(3))

	1 year	2-3 years	More than 3 years	Total
	in thousands
December 31, 2024:
Trade payables	647	-	-	647
Other payable and accruals	1,036	-	-	1,036
Liability of royalties to IIA	156	837	2,145	3,138
Lease liabilities	319	340	-	659
	2,158	1,177	2,145	5,480

F-18

PULSENMORE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (cont.)

B)	Financial instruments

1)	Accounting policy information – Financial assets measured at amortized cost:

A) Classification

Financial assets measured at amortized cost are financial assets held within a business model whose objective is to hold financial assets in order to collect contractual cash flows and contractual terms that give rise on specific dates to cash flows. that solely represent payments of principal and interest on the outstanding principal amount. The Company’s financial assets measured at amortized cost are included in the following categories: cash and cash equivalents, short-term deposits, trade receivable and other trade receivables.

The balance of short-term deposits includes deposits with banking institutions for short durations, where the original term exceeds three months from the investment date and does not meet the definition of cash equivalents. These deposits are presented in accordance with their deposit terms. The balance of trade receivables refers to amounts due from the Company’s customers for goods sold in the ordinary course of business. When the collection of these amounts is expected to occur within one year or less, they are classified as current assets; otherwise, they are classified as non-current assets.

B) Recognition and measurement:

Financial assets measured at amortized cost are initially recognized at fair value plus transaction costs, except for trade receivables, which are initially recognized at their transaction price, as defined in IFRS 15, and measured Subsequently at amortized cost using the effective interest rate method, net of an allowance for expected credit losses. Purchases and sales in the ordinary course of business of financial assets are accounted for at settlement date, which is the date the asset is delivered to or by the Company.

Financial assets are derecognized when the rights to receive cash flows from them expire or are transferred, and the Company has substantially transferred all risks and rewards of ownership associated with these assets.

2)	Accounting policy information – Financial liabilities measured at amortized cost

A) Classification:

The Company’s financial liabilities, excluding lease liabilities, are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method. The Company’s financial liabilities measured at amortized cost are included under the following items: trade payables and other payable and accruals. Trade payables include the Company’s obligations to pay for goods or services purchased from suppliers in the ordinary course of business. These payables are classified as current liabilities when payment is due within one year; otherwise, they are classified as non-current liabilities. The carrying amounts of other payable and accruals and credit balances provide a reasonable approximation of their fair value, since the impact of discounting is immaterial. For the accounting policy regarding lease liabilities, see note 8(a).

F-19

PULSENMORE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (cont.)

			Convenience translation into U.S. dollars
	Year ended December 31,
	2023	2024	2024
	NIS in thousands		in thousands
Financial Assets:
Cash and cash equivalents	23,869	41,170	11,287
Short-term bank deposits	117,852	62,853	17,234
Restricted deposits	140	140	40
Trade receivables	962	3,909	1,072
Other receivables	1,372	1,237	339
	144,195	109,309	29,972

			Convenience translation into U.S. dollars
	Year ended December 31,
	2023	2024	2024
	NIS in thousands		in thousands
Financial liabilities:
Trade payables	4,924	2,359	647
Other payable and accruals	2,581	3,780	1,036
Lease liabilities	3,330	2,119	581
Liability of royalties to IIA	7,227	7,029	1,927
	18,062	15,287	4,191

F-20

PULSENMORE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (cont.)

The carrying amounts of the Company’s financial assets and financial liabilities provide a reasonable approximation of their fair value, as the impact of discounting is immaterial.

3)	Fair value of financial instruments

The different levels of valuation of financial instruments are defined as follows:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2	Inputs, other than quoted prices included within level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices).

Level 3	Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

On June 8, 2022, the Company recognized a derivative financial instrument measured at fair value through comprehensive loss, representing a contingent forward contract in accordance with the Second Investment Agreement signed with GE Healthcare Global Holdings Inc. (see note 12a(2)). The contract was conditional upon obtaining FDA approval for the Pulsenmore ES product. As of December 31, 2023, the Company did not meet the condition precedent required for the Investor’s Second Investment. Consequently, the derivative financial instrument was derecognized.

The following table presents the changes in the financial instruments measured within level 3:

				Convenience translation into U.S. dollars
	2022	2023	2024	2024
	NIS in thousands			$ in thousands

Balance as of January 1		15,595	-	-
Recognition of derivative financial instrument	5,070	-	-	-
Losses (profits) recognized in comprehensive loss	10,525	(15,595)	-	-
Balance as of December 31	15,595	-	-	-

F-21

PULSENMORE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (cont.)

4)	Concentration of credit risks

As of December 31, 2024, the outstanding balance of the main customer Clalit Health Services amounts to NIS 3,585 thousand (approximately $983 thousand). This customer does not have a credit rating from the S&P rating agency. As of the financial statement approval date, the customer’s balance has been settled. The Company did not recognize any credit losses related to this client.

NOTE 5 – CASH AND CASH EQUIVALENTS

A)	Information of accounting policy

1)	Cash and cash equivalents in the statement of cash flows

As part of the consolidated statement of cash flows, cash and cash equivalents include: cash on hand and short-term deposits and other highly liquid short-term investments.

2)	Classification of cash flows from interest and dividends in the statement of cash flows

In the consolidated statement of cash flows, the Company presents interest received as part of cash flows from investing activities. Additionally, the Company presents interest paid as part of cash flows from financing activities.

B)	Additional information

			Convenience translation into U.S. dollars
	Year ended December 31,
	2023	2024	2024
	NIS in thousands		in thousands
Cash on hand and in bank:

NIS	11,544	23,252	6,376
US Dollar	11,926	17,562	4,815
Euro	180	231	62
Other	219	125	34
	23,869	41,170	11,287

Short-term bank deposits	117,852	62,853	17,234
Restricted deposits (see note 8(b))	140	140	40

F-22

PULSENMORE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 – TRADE AND OTHER RECEIVABLES

A)	Information of accounting policy

Trade receivables balance represents the unconditional right to consideration because only the passage of time is required before the payment is due. If collection is expected within one year or less, trade receivables are classified as current assets. Trade receivables are initially recognized based on their transaction price and subsequently measured at amortized cost using the effective interest method (IFRS-9), less an allowance for expected credit losses.

The balance of trade receivables is recognized when the right to receive payment is unconditional, meaning that collection is dependent only on the passage of time until payment is due. When the collection of these amounts is expected to occur within less than one year, they are classified as current assets.

Trade receivables are initially recognized at their transaction price, as defined in IFRS 15 – Revenue from contracts with customers, if they do not contain a significant financing component as per IFRS 15. Subsequently, they are measured at amortized cost, using the effective interest rate method.

B)	Additional information

			Convenience translation into U.S. dollars
	Year ended December 31,
	2023	2024	2024
	NIS in thousands		in thousands

Government institutions	541	263	72
Advances to suppliers	236	247	68
Tax advances	-	45	12
Prepaid expenses	206	293	80
Other receivables (see note 12a(1))	389	389	107
	1,372	1,237	339

F-23

PULSENMORE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – INVENTORY

A)	Information of accounting policy

Inventory is measured at the lower of cost or net realizable value. The cost of inventory is determined using the “First in First Out” (FIFO) method, and includes design costs, raw materials, direct labor, other direct costs and manufacturing overhead costs. Net realizable value is the estimated selling price of the inventory in the ordinary course of business, less the estimated costs necessary to make the sale.

Inventory is written down for estimated obsolescence based upon management assumptions about future demand, expiration due date and market conditions.

B)	Additional information

			Convenience translation into U.S. dollars
	Year ended December 31,
	2023	2024	2024
	NIS in thousands		in thousands

Raw materials	17,118	17,980	4,930
Work-in-progress	702	120	33
Finished goods	5,870	4,992	1,369
	23,690	23,092	6,332

F-24

PULSENMORE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – LEASES

A)	Information of accounting policy

The Company’s leases include property and vehicle leases.

At the commencement date, the Company measures the lease liability at the present value of the lease payments that are not paid at that date. Simultaneously, the Company recognizes a right-of-use asset in the amount of the lease liability plus any initial direct costs incurred by the Company.

Variable lease payments that are linked to the Consumer Price Index (CPI) are initially measured using the index at the lease commencement date and are included in the calculation of the lease liability. When there is a change in lease cash flows due to a change in the index, the Company remeasures the lease liability based on the updated contractual cash flows, with a corresponding adjustment to the right-of-use asset.

Since the interest rate implicit in the lease cannot be readily determined, the Company uses the Company’s incremental borrowing rate.

The lease term is the non-cancellable period for which the Company has the right to use an underlying asset, together with both the periods covered by an option to extend the lease, if the Company is reasonably certain to exercise that option, and periods covered by an option to terminate the lease, if the Company is reasonably certain not to exercise that option.

After the commencement date, the Company measures the right-of-use asset applying the cost model, less any accumulated depreciation and any accumulated impairment losses and adjusted for any remeasurement of the lease liability.

Assets are depreciated by the straight-line method over lease period as follows:

Years
Property	3-6
Vehicles	3

Interest on the lease liability is recognized in comprehensive loss in each period during the lease term in an amount that produces a constant periodic rate of interest on the remaining balance of the lease liability (see note 2e(2)(a)).

B)	Right-of-use assets

The lease agreements for the vehicles are for 3 years, whereas the lease agreements for the property are for 3-6 years and may include an option to extend the lease period. According to the property agreements, the Company is reasonably certain to exercise such an option for 3 more years, and therefore this period was taken into consideration in the calculation of the lease liability.

In March 2022, the Company relocated its operations in central Israel to a new office building in Ramat Gan, pursuant to a lease agreement signed on November 7, 2021. The leased office space covers 390 square meters, with monthly rental payments estimated at approximately NIS 52 thousand. The lease term is three years from the actual commencement date, with an option for a three-year extension. On November 26, 2024, the Company signed an addendum to the lease agreement for the offices in Ramat Gan, extending the lease for an additional 24 months, starting from January 1, 2025. Under this addendum, the monthly rental payments are estimated at approximately NIS 48 thousand (approximately $13 thousand). The Company set a bank guarantee to the lessor in total amount of NIS 140 thousand (approximately $40 thousand).

F-25

PULSENMORE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – LEASES (cont.)

	Property	Vehicles	Total
	NIS in thousands

Cost:
Balance as of January 1, 2024	4,792	550	5,342
Additions	-	106	106
Other changes	(361)	-	(361)
Balance as of December 31, 2024	4,431	656	5,087

Accumulated amortization:
Balance as of January 1, 2024	1,902	394	2,296
Additions	893	118	1,011
Balance as of December 31, 2024	2,795	512	3,307
	1,636	144	1,780

Cost:
Balance as of January 1, 2023	4,760	463	5,223
Additions	32	87	119
Balance as of December 31, 2023	4,792	550	5,342

Accumulated amortization:
Balance as of January 1, 2023	1,017	268	1,285
Additions	885	126	1,011
Balance as of December 31, 2023	1,902	394	2,296
	2,890	156	3,046

Cost:
Balance as of January 1, 2022	618	463	1,081
Additions	4,142	-	4,142
Balance as of December 31, 2022	4,760	463	5,223

Accumulated amortization:
Balance as of January 1, 2022	276	122	398
Additions	741	146	887
Balance as of December 31, 2022	1,017	268	1,285
	3,743	195	3,938

F-26

PULSENMORE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – LEASES (cont.)

Convenience translation into U.S. dollars (see note 2c(3))

	Property	Vehicles	Total
	in thousands

Cost:
Balance as of January 1, 2024	1,314	151	1,465
Additions	-	29	29
Other changes	(99)	-	(99)
Balance as of December 31, 2024	1,215	180	1,395

Accumulated amortization:
Balance as of January 1, 2024	522	108	630
Additions	245	32	277
Balance as of December 31, 2024	767	140	907
	448	40	488

F-27

PULSENMORE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – LEASES (cont.)

C)	Lease liabilities

	Property	Vehicles	Total
	NIS in thousands

Balance as of January 1, 2024	3,164	166	3,330
Additions	-	106	106
Other changes	(350)	-	(350)
Interest expense	432	60	492
Payments	(1,277)	(182)	(1,459)
Balance as of December 31, 2024	1,969	150	2,119

Short-term lease liabilities	923	76	999
Long-term lease liabilities	1,046	74	1,120
Balance as of December 31, 2024	1,969	150	2,119

Balance as of January 1, 2023	3,747	219	3,966
Additions	32	87	119
Interest expense	517	69	586
Payments	(1,132)	(209)	(1,341)
Balance as of December 31, 2023	3,164	166	3,330

Short-term lease liabilities	823	100	923
Long-term lease liabilities	2,341	66	2,407
Balance as of December 31, 2023	3,164	166	3,330

Balance as of January 1, 2022	433	353	786
Additions	4,142	-	4,142
Interest expense	157	166	323
Payments	(985)	(300)	(1,285)
Balance as of December 31, 2022	3,747	219	3,966

Short-term lease liabilities	736	127	863
Long-term lease liabilities	3,011	92	3,103
Balance as of December 31, 2022	3,747	219	3,966

F-28

PULSENMORE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – LEASES (cont.)

Convenience translation into U.S. dollars (see note 2c(3))

	Property	Vehicles	Total
	$ in thousands

Balance as of January 1, 2024	868	46	914
Additions	-	29	29
Other changes	(96)	-	(96)
Interest expense	118	16	134
Payments	(350)	(50)	(400)
Balance as of December 31, 2024	540	41	581

Short-term lease liabilities	253	21	274
Long-term lease liabilities	287	20	307
Balance as of December 31, 2024	540	41	581

NOTE 9 – PROPERTY AND EQUIPMENT

A)	Information of accounting policy

Property and equipment are stated at historical cost less depreciation. Historical cost includes expenditures that are directly attributable to acquisition of the items. Assets are depreciated by the straight-line method over the estimated useful lives of the assets. When assets are retired or otherwise disposed of, the cost of those assets and the related accumulated depreciation is eliminated from the balance sheet, and any resulting gains or losses are included in the statements of operations and comprehensive loss in the period of disposal. The Company’s management believes the residual values of the assets to be negligible, as follows:

Years
Office furniture and equipment	6-7
Computers and software	3
Laboratory equipment and machines	5-7

Property and equipment are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized and equal to the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and the asset’s value in use to the Company.

F-29

PULSENMORE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – PROPERTY AND EQUIPMENT (cont.)

B)	Property and Equipment Composition

Set forth below are the composition of property and equipment and the related accumulated depreciation, grouped by major classifications:

	Computers and software	Laboratory equipment and machines	Office furniture and equipment	Total
	NIS in thousands

Cost:
Balance as of January 1, 2024	1,145	9,451	558	11,154
Additions	404	97	8	509
Balance as of December 31, 2024	1,549	9,548	566	11,663

Accumulated depreciation:
Balance as of January 1, 2024	698	1,287	192	2,177
Additions	305	1,460	76	1,841
Balance as of December 31, 2024	1,003	2,747	268	4,018
	546	6,801	298	7,645

Cost:
Balance as of January 1, 2023	978	4,444	540	5,962
Additions	167	5,007	18	5,192
Balance as of December 31, 2023	1,145	9,451	558	11,154

Accumulated depreciation:
Balance as of January 1, 2023	407	260	118	785
Additions	291	1,027	74	1,392
Balance as of December 31, 2023	698	1,287	192	2,177
	447	8,164	366	8,977

Cost:
Balance as of January 1, 2022	512	767	217	1,496
Additions	466	3,677	323	4,466
Balance as of December 31, 2022	978	4,444	540	5,962

Accumulated depreciation:
Balance as of January 1, 2022	213	100	63	376
Additions	194	160	55	409
Balance as of December 31, 2022	407	260	118	785
	571	4,184	422	5,177

F-30

PULSENMORE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – PROPERTY AND EQUIPMENT (cont.)

Convenience translation into U.S. dollars (see note 2c(3))

	Computers and software	Laboratory equipment and machines	Office furniture and equipment	Total
	in thousands

Cost:
Balance as of January 1, 2024	314	2,591	153	3,058
Additions	111	27	2	140
Balance as of December 31, 2024	425	2,618	155	3,198

Accumulated depreciation:
Balance as of January 1, 2024	191	353	53	597
Additions	84	400	21	505
Balance as of December 31, 2024	275	753	74	1,102
	150	1,865	81	2,096

NOTE 10 – TRADE PAYABLES AND OTHER PAYABLE AND ACCRUALS

A)	Information of accounting policy

Trade payables, other payable and accruals constitute financial liabilities that are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method (see note 4(b)(2)).

B)	Other payable and accruals composition

Set forth below are the composition of other payable and accruals:

			Convenience translation into U.S. dollars
	Year ended December 31,
	2023	2024	2024
	NIS in thousands		in thousands

Salaries and payroll-related institutions	1,787	1,745	478
Provision for bonus	-	1,077	296
Provision for vacation and recreation pay	794	954	262
Accrued expenses and other liabilities	79	4	1
	2,660	3,780	1,037

F-31

PULSENMORE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – EMPLOYEE BENEFITS

A)	Information of accounting policy

1)	Liability for severance pay

The Company operates a post-employment benefits plan for its employees, which includes a defined contribution plan.

2)	Vacation and recreation pay

By law, employees are entitled to vacation and recreation pay, calculated on an annual basis. The right is based on the employment period. The Company charges liability and expense due to vacation and recreation pay, based on the benefits that have been accumulated for each employee.

3)	Bonuses plan

The Company recognizes a liability and an expense for bonuses based on its bonus plan, subject to certain adjustments. The liability is recognized when there is a legal obligation to make such payments, and the amount of the obligation can be reliably estimated.

B)	Additional information

1)	Liability for employee rights upon retirement

Labor laws and agreements require the Company to pay severance pay and/or pensions to employees dismissed or retiring from their employ in other certain circumstances. The amounts of benefits those employees are entitled to upon retirement are based on the number of years of service and the last monthly salary.

Also, under labor laws and labor agreements in effect, including the Expansion Order (Combined Version) for Obligatory Pension under the Collective Agreements Law of 1957 (the “Expansion Order”), the Company is liable to make deposits with provident funds, pension funds or other such funds, to cover its employees’ pension insurance as well as some of its severance pay liabilities.

Under the terms of the Expansion Order, the Company deposits for severance pay as required under the Expansion Order as well as other deposits made by those companies “in lieu of severance pay” and which were announced as such as required under the Expansion Order, replace all payment of severance pay under Section 14 of the Israeli Severance Pay Law, 1963 (the “Severance Pay Law”) with respect to the wages, components, periods and rates for which the deposit alone was made.

2)	Defined contribution plans

The Company’s severance pay liability to Israeli employees for which the said liability is covered under section 14 of the Severance Pay Law is covered by regular deposits with defined contribution plans. The amounts funded above are not reflected in the consolidated statements of financial position. The amounts recognized as expense in respect of defined contribution plans in 2024, 2023 and 2022 are NIS 1,334 thousand (approximately $366 thousand), NIS 1,325 thousand and NIS 1,049 thousand, respectively.

F-32

PULSENMORE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – COMMITMENTS AND CONTINGENT LIABILITIES

A)	Material agreements

1) Product supply agreement

On August 2, 2020, the Company entered into an agreement with Clalit Health Services (hereinafter referred to as “the Customer”) for the supply of products (hereinafter referred to as “the First Agreement”). According to this agreement, subject to obtaining all regulatory approvals, the Company granted the Customer the right to purchase, sell, and market the Company’s products in Israel, all in accordance with the terms of the agreement. The Customer committed to purchasing and distributing the Company’s products according to agreed milestones and a mutually agreed price list.

As part of the First Agreement, provisions were established regarding the parties’ responsibilities and limitations of liability. It was stipulated that neither party would be liable to the other for indirect, special, punitive, or consequential damages, except in cases of breaches related to confidentiality, privacy obligations, and bodily harm, unless such damages were caused by an act or omission constituting a breach of the agreement. Additionally, it was determined that the Company would not bear liability arising from medical diagnoses or prognoses given or withheld through the pregnancy product, provided it conforms to its technical specifications. Furthermore, the First Agreement included a requirement for the Company to obtain various insurance policies, including third-party liability insurance and professional liability insurance combined with product liability coverage. The Company has acquired the required insurance policies accordingly. The initial term of the First Agreement was set at 24 months, with either party entitled to terminate the agreement without cause, subject to providing nine months’ prior written notice. In June 2022, the parties extended the First Agreement until August 2023, and it was subsequently further extended until August 2024.

On December 14, 2021, the Company signed an addendum to the agreement, under which it agreed to supply the Customer with additional Pulsenmore FC devices. These devices are designed for self-monitoring of follicle size for women undergoing in vitro fertilization (IVF) and fertility preservation treatments. As of the date of these financial statements, the Company has supplied the Customer with 400 devices under this agreement, of which 100 devices were used for the feasibility study. After the date of these financial statements, the results of the clinical trial were presented by Clalit at a professional conference in Japan, and accordingly, the Company approached Clalit to promote the aforementioned cooperation.

On October 28, 2024, an agreement was signed between Clalit and the Company for the supply of 25,000 units of the Company’s home ultrasound product - Pulsenmore- ES for a period of 5 years, including support services for the product (hereinafter: the “New Agreement”). The New Agreement is a continuation of the first agreement as stated above. In 2024, the Company has not recognized revenues based on the New Agreement.

The New Agreement also provides Clalit, for an additional fee, with the option to use the product in a synchronous manner (Clinician Guided), allowing real-time ultrasound video transmission during a video consultation with a clinician or physician.

F-33

PULSENMORE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

The New Agreement includes a warranty period for the products and provisions for the return or replacement of defective or non-compliant products. Furthermore, the New Agreement stipulates that the Follicle Agreement (described above) will remain in effect under its existing terms for five years from the fulfillment of the conditions precedent specified therein. As is customary, the New Agreement can be terminated by either party with an advance notice.

2) Transaction with a strategic partner

On May 11, 2022, the Company entered into an investment agreement with GE Healthcare Global Holdings, Inc. (the “Investor”). On June 8, 2022, following the fulfillment of customary conditions stipulated in the investment agreement, the Company allocated to the Investor 3,593,429 ordinary shares with a nominal value of NIS 0.00004 each in exchange for an investment of NIS 70,096 thousand approximately $21 million (hereinafter referred to as the “First Investment”). Subject to the completion of the First Investment, the Company entered into a strategic distribution cooperation agreement (the “Distribution Agreement”) and a component purchase agreement (the “Component Agreement”) on the same date with GE Precision Healthcare LLC (the “Distributor”).

According to the investment agreement, and subject to obtaining FDA approval for marketing and selling the Company’s Pulsenmore ES product in the U.S. (the “FDA Approval”) by the end of September 2023 and meeting other customary conditions set in the agreement, the Company would have allocated an additional 3,593,429 ordinary shares with a nominal value of NIS 0.00004 each to the Investor in exchange for another $21 million investment (the “Second Investment”). The conditions for the Second Investment were not met by September 30, 2023, and therefore, the investment did not take place.

Additionally, Investor’s Rights in Case of an IPO - If the Company were to conduct an initial public offering (IPO) of its shares on a U.S. stock exchange by the end of 2023, the Investor would have had the right to purchase Company shares—either within the IPO or through a parallel private placement—up to its proportional holding in the issued share capital of the Company prior to the IPO (not exceeding 20% of the shares offered to the public). In the case of an IPO occurring by the end of 2023 and subject to FDA approval and additional customary conditions, the Company would have had the right to require the Investor to invest up to $8 million in the IPO (not exceeding its proportional share of the capital raised), offset by any amount the Investor had voluntarily committed to invest in the IPO. However, by the end of 2023, the Company did not meet these conditions, and no shares were issued to the Investor.

On June 8, 2022, the Company signed the Distribution Agreement, granting the Distributor certain exclusive distribution rights for the Pulsenmore ES product as detailed herein.

The Distribution Agreement grants the Distributor with exclusive distribution rights for 20 selected institutional customers in Europe, the U.S., and Japan (“Exclusive Distribution Rights”). The Company has to make commercially reasonable efforts to obtain the necessary regulatory approvals for distribution and sale in these regions. The Exclusive Distribution Rights are for a period of 7 years in the U.S. and Japan and for a period of 3 years in Europe. (the “Exclusivity Period”). The exclusivity renews automatically for one-year periods, unless either party provides notice to the contrary.

F-34

PULSENMORE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

During the Exclusivity period, the Distributor is subject to non-compete restrictions, preventing it from distributing competing products, except under specific exceptions defined in the Distribution Agreement.

The Distribution Agreement is for a 7-year term, with automatic one- year extensions unless one of the parties gives notice to terminate. Nevertheless, if the Distributor meets certain sales targets and maintains at least the number of shares acquired in the First Investment, the Company cannot refuse further extensions of the Distribution Agreement. The Distributor may terminate the agreement if there is a change of control in the Company under certain conditions as set in the Distribution Agreement. Upon signing the Distribution Agreement, the parties also signed a supplementary agreement for the purchase of long-lead-time components necessary for product manufacturing.

The Distributor committed to placing an initial order of 20,000 Pulsenmore ES units, of which 5,000 units were supplied in 2022, and the remaining 15,000 units (including 10,000 iOS-compatible devices) were scheduled for delivery in 2023.

Additionally, the Distributor had the option to place an order for 50,000 more units in the second year of the agreement.

In order for the Company to meet its obligations to the distributor as stated above, the Company ordered assemblies from a supplier in South Korea who was equipped with LLI (Long Lead Items) components. The cost of these LLI components as of December 31, 2024 is approximately NIS 2,900 thousand (approximately $800 thousand). During 2024, the Company notified the supplier, and the supplier received the Company’s notification, that in light of the security situation prevailing in the country due to the Iron Sword War, which is considered as “force majeure”, it is postponing the dates for receiving the said components and no delivery dates have yet been set.

On November 29, 2023, the Distributor canceled its purchase order for 15,000 units, citing non-compatibility with iOS. The Company disputed this claim, asserting that the cancellation was due to the Distributor’s poor performance. The Company continues to evaluate its legal options, maintaining that the Distributor is required to fulfill all its contractual obligations under the agreement. After the cancellation notice, the Distributor requested a new order of 240 iOS compatible units, which the Company supplied. However, the Company explicitly stated that fulfilling this order does not waive its rights under the existing agreements. Discussions regarding distribution matters are ongoing, and the Company reserves all rights under the agreements and applicable law.

Since the First Investment, the Distribution Agreement, and related agreements were negotiated as an integrated commercially significant transaction, the Company allocated the total investment proceeds (NIS 70,096 thousand) as follows (excluding transaction costs):

1. Ordinary shares issued under the Investment Agreement: NIS 51,709 thousand.

2. Derivative asset (contingent forward contract for the Second Investment): NIS 5,070 thousand.

3. Customer contract liability under the Distribution Agreement: NIS 23,457 thousand.

(*) The transaction costs amounted to NIS 782 thousand, allocated between equity (NIS 538 thousand) and Consolidated Statements of Comprehensive Loss (NIS 244 thousand).

F-35

PULSENMORE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

Regarding the second investment, as it involves a contingent forward contract settled in a different currency from the Company’s functional currency, it is classified as a derivative financial instrument under IAS 32 – Financial Instruments: Presentation and IFRS 9 – Financial Instruments. This instrument is not classified as an equity instrument and is measured at fair value at each reporting date, with changes at fair value recognized through comprehensive loss.

Additionally, regarding the Company’s Pulsenmore FC product, the Distributor will be granted distribution rights similar to those granted for the Pulsenmore ES product, subject to additional terms to be agreed upon by the parties. These rights will be contingent on the Distributor placing a minimum order of 10,000 Pulsenmore FC units within 18 months from obtaining the necessary regulatory approvals for distribution in the U.S. or Europe (whichever occurs first).

On June 8, 2022, the Company recognized the derivative financial instrument at fair value through comprehensive loss. As of December 31, 2023, the Company did not meet the condition precedent required for the investor’s second investment. Consequently, the Company derecognized the derivative financial instrument. Losses from changes in the fair value of the derivative instrument in 2023 amounted to approximately NIS 15,595 thousand, which were recognized under financial expenses.

Since the Second Investment did not take place, the contingent forward contract was derecognized. Changes in its fair value resulted in financial expenses in total amount of NIS 15,595 thousand and financial income in total amount of 10,525 thousand for the years ended on December 31, 2023 and 2022, respectively.

The portion of proceeds allocated to the Distribution Agreement is treated as non-refundable upfront fees and recognized as deferred revenue, which will be recognized over the 7 year contract period, in line with actual product sales, relatively to the Company’s estimates of the total number of the products that are expected to be sold to the investor during the period of the agreement

On November 21, 2024, the Company notified the Investor that it would not extend the period in which GE held the exclusive distribution rights for the Pulsenmore ES product. In accordance with the mechanism established in the Distribution Agreement, the non-renewal will take effect 3 years after the date of granting the rights as aforesaid, on June 7, 2025.

3) Medical product distribution company in Italy

On May 10, 2024, the Company entered into a binding agreement with a medical product distribution Company in Italy (hereinafter referred to as “the Distributor”) for the import and distribution of the Company’s Pulsenmore ES product. The agreement is for a four-year term upon signing, and it is cancelable by providing an advanced notice. As part of the agreement, the Distributor committed to placing an initial product order with a financial value of approximately Euro 400 thousand which constitutes part of the minimum quantities required for the first year.

As of December 31, 2024, the total quantity of the product was not supplied yet to the Distributor. The annual minimum quantities will gradually increase each year throughout the agreement period.

F-36

PULSENMORE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – COMMITMENTS AND LIABILITIES (cont.)

4) Liability of royalties to IIA and Korea-Israel Industrial R&D Foundation

1)	Information of accounting policy

Grants received from the Israel Innovation Authority (hereinafter “the IIA”) and the Korea-Israel Industrial R&D Foundation (hereinafter “KORIL”), which are associated with the Ministry of Industry and Economy (formerly the Office of the Chief Scientist) and the South Korean Ministry of Industry and Trade, as participation in research and development conducted by the Company (hereinafter “IIA Grants” and “KORIL Grants”), fall under the definition of “forgivable loans” as stated in International Accounting Standard 20 – “Accounting for Government Grants and Disclosure of Government Assistance” (hereinafter – IAS 20).

Liabilities for IIA Grants and KORIL Grants are recognized and measured in accordance with IFRS 9 if, at the time of eligibility for receiving the Grant (hereinafter – the Eligibility Date), the Company’s management concludes that there is no reasonable assurance that the received Grant (hereinafter – the “Received Grant”) will not be repaid. In such a case, the Company recognizes, at that date, a financial liability that is accounted for according to the detailed provisions of IFRS 9 regarding financial liabilities measured at amortized cost. The difference between the Received Grant and the fair value of the financial liability at initial recognition is treated as a government grant and is recorded in comprehensive loss as a reduction of research and development expenses.

If, at the Eligibility Date, the Company’s management concludes that there is reasonable assurance that the Received Grant will not be repaid, the grant is recorded, at that time, in comprehensive loss as a reduction of research and development expenses. If, in a subsequent period, the Company’s management for the first time concludes that there is no reasonable assurance that the Received Grant will not be repaid, the Company recognizes, at that time, a financial liability against comprehensive loss.

The Company has recognized in its financial statements a liability to pay royalties to the IIA, calculated based on the revenue from the sale of products whose development was supported by the IIA through grants. Under the participation terms, royalties of 3% of the sales revenue of the products developed with the support of the IIA will be paid to the government, up to 100% of the total grants received by the Company, linked to the U.S. dollar (plus annual interest at the SOFR rate). As of December 31, 2024, the maximum amount of royalties the Company may be required to pay is NIS 11,445 thousand (approximately $3,138 thousand). In 2024, the Company did not receive any new IIA Grants, whereas in 2023 and in 2022, the total amount of IIA Grants received amounted to approximately NIS 907 thousand and approximately NIS 1,930 thousand, respectively.

The Company concluded that, for all grants received from the IIA, there is no reasonable assurance that the received grants will not be repaid. Therefore, it has recognized a present-value liability for royalty payments amounting to approximately NIS 7,029 thousand (approximately $1,927 thousand) and NIS 7,227 thousand as of December 31, 2024, and 2023, respectively.

F-37

PULSENMORE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – COMMITMENTS AND LIABILITIES (cont.)

During 2021, KORIL approved a research and development grant for the Company as part of a collaboration with a Korean Company to develop an automated process for manufacturing ultrasound transducers. According to the program’s procedures, the Company will pay royalties to KORIL at a rate of 2.5% of its revenue directly linked to transducers produced using the automated process. As of the date of these financial statements, there is no reasonable assurance that the received KORIL Grants will be repaid. As of December 31, 2024, the maximum amount of royalties the Company may be required to pay is NIS 1,690 thousand. In 2024, the Company received KORIL Grants in a total amount of NIS 1,029 thousand (approximately $282 thousand), whereas in 2023 and in 2022 no KORIL Grants were received.

2)	Changes in liability of royalties to the IIA

NIS in thousands

Balance as of January 1, 2024	7,227
Payments to the IIA	(108)
Proceeds from the IIA	-
Financial income	(90)
Balance as of December 31, 2024	7,029

Balance as of January 1, 2023	7,106
Payments to the IIA	(297)
Proceeds from the IIA	492
Financial income	(74)
Balance as of December 31, 2023	7,227

Balance as of January 1, 2022	6,513
Payments to the IIA	(151)
Proceeds from the IIA	944
Financial income	(200)
Balance as of December 31, 2022	7,106

Convenience translation into U.S. dollars (see note 2c(3))

in thousands

Balance as of January 1, 2024	1,982
Payments to the IIA	(30)
Proceeds from the IIA	-
Financial income	(25)
Balance as of December 31, 2024	1,927

3)	Legal claims

As of the date of approval of the financial statements, there are no legal claims against the Company.

F-38

PULSENMORE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – EQUITY

A)	Information of accounting policy

1)	Share capital

The Company’s ordinary shares are classified as share capital. Additional costs directly attributable to the issuance of shares are recognized in equity as a deduction, net of tax, from the proceeds of the issuance.

2)	Share-based compensation plans

The Company operates a share-based compensation plan for employees, consultants, and directors, which is settled through the Company’s equity instruments. Under this plan, the Company receives services from the grantees in exchange for the Company’s equity instruments (options). The fair value of the services received in consideration for the grant of options is recognized as an expense in the statement of comprehensive loss, with a corresponding entry to an equity capital reserve for share-based compensation. The total expense recognized in the statement of comprehensive income is determined based on the fair value of the granted options. Upon exercise of the options, the Company issues new shares. The proceeds received, net of directly attributable transaction costs, are credited to share capital (at par value) and the remainder to share premium upon option exercise. Expenses related to share-based compensation recognized in the statement of comprehensive income also include amounts recorded as a liability for director compensation following the equity split (see also Note 13c (2)).

B)	Share capital

The Company’s share capital is composed of ordinary shares, par value NIS 0.00004 per share, as follows:

	Number of Ordinary Shares
	Year ended December 31,
	2023	2024

Authorized share capital	250,000,000	250,000,000

Issued and paid-up share capital	50,013,006	50,173,006

	Amount in NIS		Convenience translation into U.S. dollars
	Year ended December 31,
	2023	2024	2024

Authorized share capital	10,000	10,000	2,742

Issued and paid-up share capital	2,001	2,007	550

On May 11, 2022, the Company entered into an investment agreement with GE Healthcare Global Holdings, Inc. (the “Investor”), under which the Company issued 3,593,429 ordinary     shares with a par value of NIS 0.00004 each for a total consideration (net of issuance costs) of NIS 51,171 thousand   (approximately $14 million) (see note 12a(2)).

F-39

PULSENMORE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – EQUITY (cont.)

C)	Share-based compensation

1)	On September 26, 2019, the Company’s Board of Directors approved an option plan aimed at promoting the Company’s interests and objectives by providing incentives and rewards to employees, officers, and service providers. The plan is subject to the provisions of Section 102 of the Israeli Income Tax Ordinance (New Version), 1961 (the ‘Ordinance’), and follows the capital gains tax route through a trustee, in accordance with Section 102(b)(2) of the ordinance. Notwithstanding the above, options may also be granted under the plan through an alternative tax route, as permitted by applicable law. Under the selected route and its regulations, the Company is not entitled to claim as a tax-deductible expense any amounts recorded as an employee benefit, including amounts recognized as compensation expenses in the Company’s accounts, in respect of options granted to employees under the plan.

Unless otherwise stated in the grant letter, the options vest over four years from the grant commencement date, with 25% vesting after one year and the remaining 75% vesting in equal quarterly installments of 6.25% each. Unless otherwise specified in the grant letter, the options expire seven years from the grant date.

2)	On January 5, 2021, the shareholders’ general meeting approved the grant of 1,500 options (equivalent to 375,000 options after the share split) under the Company’s 2019 share option plan which are exercisable into 375,000 ordinary shares to each of the directors served then (excluding the Chairman of the Board, Mr. Jonathan Adareth, and Mr. Elazar Sonnenschein): Yuval Yanai, Racheli Guz-Lavi and Susan Delabrida.

Half of the options (750) (after the share split, 187,500) would vest over a period of four years, commencing on the date the director entered into the agreement for the provision of director services with the Company. 25% of these options will vest one year from the date of such agreement, and an additional 6.25% would vest at the end of each subsequent quarter. The second half of the options is subject to a five-year vesting period, whereby 25% of the options would vest in two years after the date of such agreement, and a further 6.25% would vest at the end of each subsequent quarter, all subject to the condition that the director remains in office at each vesting date. These options may be exercised for a period of up to seven years from the grant date, at an exercise price that was originally set at $1 per underlying share. However, following the share split, the exercise price was reduced to $0.004, falling below the minimum threshold required under section two in the guidance of the Israel Securities Authority. As a result, the exercise price was increased to 1 NIS. Upon the exercise of these options, to the extent exercised, the Company will pay each of the eligible directors in cash the difference between the original exercise price (after the share split) and the new exercise price, multiplied by the number of exercised shares in a way that the effective additional exercise amount per share remains unchanged. The change in terms had no accounting impact. The mechanism provides for net settlement, meaning no cash outflow from the Company to the directors. In addition, the Company will compensate the directors for any excess tax liability incurred as a result of the updated arrangement compared to the tax liability that would have applied upon exercise of the options, if any. The Company accounted for this additional tax liability assumed by the Company as a cash-settled share-based payment.

3)	On May 3, 2022, a total of 180,782 share options were granted to four employees of the Company and two executive officers. These options entitle the holders to purchase 180,782 ordinary shares of the Company, each with a nominal value of NIS 0.00004, at an exercise price of NIS 11.5 per share. The options will vest over a period of four years, in accordance with the Company’s equity incentive plan.

F-40

PULSENMORE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – EQUITY (cont.)

The theoretical fair value of the granted options, calculated using the Black-Scholes model, is approximately NIS 820 thousand, based on the following assumptions: expected volatility in a rate of 61.7%, risk-free interest rate of 1.9% and expected life of 4.6 years in average.

4)	On July 28, 2022, a total of 329,362 share options were granted to 16 employees of the group and 3 consultants. These options entitle the holders to purchase 329,362 ordinary shares of the Company, each with a nominal value of NIS 0.00004, at an exercise price of NIS 12.61 per share. The options will vest over a period of four years, in accordance with the Company’s equity incentive plan.

The theoretical fair value of the granted options, calculated using the Black-Scholes model, is approximately NIS 820 thousand, based on the following assumptions: expected volatility in a rate of 61.7%, risk-free interest rate of 2.18% and expected life of 4.6 years in average.

5)	On December 15, 2022, a total of 75,156 share options were granted to five employees of the Company who are not executive officers. These options entitle the holders to purchase 75,156 ordinary shares of the Company, each with a nominal value of NIS 0.00004, at an exercise price of NIS 9.95 per share. The options will vest over a period of four years, in accordance with the Company’s equity incentive plan.

The theoretical fair value of the granted options, calculated using the Black-Scholes model, is approximately NIS 282 thousand, based on the following assumptions: expected volatility in a rate of 67.5%, risk-free interest rate of 3.38% and expected life of 4.6 years in average.

6)	On June 1, 2023, a total of 102,127 share options were granted to four employees and one executive officer. These options entitle the holders to purchase 102,127 ordinary shares of the Company, each with a nominal value of NIS 0.00004, at an exercise price of NIS 7.27 per share. The options will vest over a period of four years, in accordance with the Company’s equity incentive plan.

The theoretical fair value of the granted options, calculated using the Black-Scholes model, is approximately NIS 377 thousand, based on the following assumptions: expected volatility in a rate of 63.75%, risk-free interest rate of 3.83% and expected life of 4.6 years in average.

7)	On October 19, 2023, a total of 168,595 share options were granted to five Company employees. These options entitle the holders to purchase 168,595 ordinary shares of the Company, each with a nominal value of NIS 0.00004, at an exercise price of NIS 7.29 per share. The options will vest over a period of four years, in accordance with the Company’s equity incentive plan.

The theoretical fair value of the granted options, calculated using the Black-Scholes model, is approximately NIS 571 thousand, based on the following assumptions: expected volatility in a rate of 54.19%, risk-free interest rate of 4.13% and expected life of 4.6 years in average.

F-41

PULSENMORE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – EQUITY (cont.)

8)	On March 27, 2024, a total of 62,876 share options were granted to four Company employees. These options entitle the holders to purchase 62,876 ordinary shares of the Company, each with a nominal value of NIS 0.00004, at an exercise price of NIS 4.96 per share. The options will vest over a period of four years, in accordance with the Company’s equity incentive plan.

The theoretical fair value of the granted options, calculated using the Black-Scholes model, is approximately NIS 139 thousand, based on the following assumptions: expected volatility in a rate of 58.52%, risk-free interest rate of 4.09% and expected life of 4.6 years in average.

9)	On August 15, 2024, a total of 117,000 share options were granted to two Company employees. These options entitle the holders to purchase 117,000 ordinary shares of the Company, each with a nominal value of NIS 0.00004 at an exercise price of NIS 4.12 per share. The options will vest over a period of four years, in accordance with the Company’s equity incentive plan.

The theoretical fair value of the granted options, calculated using the Black-Scholes model, is approximately NIS 229 thousand, based on the following assumptions: expected volatility in a rate of 59.34%, risk-free interest rate of 4.38% and expected life of 4.6 years in average.

The following table contains additional information concerning equity instruments granted to employees and directors under the existing share incentive plans

	Year ended December 31,
	2022		2023		2024
	Number of options	Weighted average exercise price (in NIS)	Number of options	Weighted average exercise price (in NIS)	Number of options	Weighted average exercise price (in NIS)
Outstanding at beginning of year	4,884,832	4.458	5,265,224	5.738	5,285,210	5.806
Granted	585,300	11.915	270,722	7.281	179,876	4.414
Expired	(146,783)	9.962	(18,281)	0.015	(76,046)	11.381
Forfeited	-	-	(137,143)	11.266	(261,351)	7.213
Exercised	(58,125)	0.004	(95,312)	0.015	(160,000)	0.015
Outstanding at end of year	5,265,224	5.738	5,285,210	5.806	4,967,689	4.346
Exercisable at end of year	3,796,170	3.392	4,470,012	4.379	4,031,639	3.440

F-42

PULSENMORE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – EQUITY (cont.)

	Convenience translation into U.S. dollars
	Year ended December 31,
	2024
	Number of options	Weighted average exercise price (in USD)
Outstanding at beginning of year	5,285,210	1.592
Granted	179,876	1.210
Expired	(76,046)	3.121
Forfeited	(261,351)	1.978
Exercised	(160,000)	0.004
Outstanding at end of year	4,967,689	1.192
Exercisable at end of year	4,031,639	0.943

Set forth below is data regarding the range of exercise prices and weighted-average remaining contractual life (in years) for the equity instruments outstanding at the end of each of the years indicated.

			Convenience translation into U.S. dollars
Year ended December 31,			Year ended December 31,
2024			2024
Number of options	Exercise price in NIS	Weighted average remaining contractual life in years	Number of options	Exercise price in $	Weighted average remaining contractual life in years

4,967,689	4.346	3.1	4,967,689	1.19	3.1

Year ended December 31,			Year ended December 31,
2023			2022
Number of options	Exercise price in NIS	Weighted average remaining contractual life in years	Number of options	Exercise price in NIS	Weighted average remaining contractual life in years

5,285,210	5.806	4.6	5,265,224	5.738	4.6

The expense amounts recognized in the Company’s comprehensive loss statements for the years 2024, 2023 and 2022, related to option grants, are NIS 1,388 thousand (approximately $381 thousand), NIS 3,279 thousand and NIS 4,731 thousand, respectively.

F-43

PULSENMORE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 – TAXES ON INCOME

A)	Information of accounting policy

The tax expenses for the reported years include both current and deferred taxes.

The amount recognized as current taxes is calculated based on tax laws that have been enacted or substantially enacted as of the financial position reporting date. The Company’s management periodically reviews the tax implications on its taxable income according to relevant tax laws and establishes provisions accordingly for amounts expected to be paid to tax authorities. Current taxes also include adjustments related to prior years’ current tax liabilities.

The Company recognizes deferred taxes based on the liability method for temporary differences between the carrying amounts of assets and liabilities in the financial statements and their corresponding tax bases. The amount of deferred taxes is determined according to the tax rates (and tax laws) that have been enacted or substantially enacted as of the financial position reporting date and are expected to apply when the deferred tax assets are realized or the deferred tax liabilities are settled.

Deferred tax assets are recognized for deductible temporary differences to the extent that it is probable that taxable income will be available in the future against which the deductible differences can be utilized. Deferred tax assets and deferred tax liabilities are offset only if a legally enforceable right exists to offset current tax assets against current tax liabilities, and the deferred tax assets and liabilities relate to the same taxation authority and either the same taxable entity or different entities that intend to settle their tax balances on a net basis. In the absence of a foreseeable taxable income in the near future, no deferred tax asset has been recognized in the Company’s financial statements.

B)	Corporate Tax Rate in Israel

The Company’s income is subject to the standard corporate tax rate of 23%

C)	Taxation of Foreign Subsidiaries

The subsidiaries incorporated in the United States and South Korea are subject to corporate income tax at rates of 21% and 11%, respectively.

D)	Taxation of Foreign Subsidiaries

Tax assessments filed by the Company and through 2019 are considered final.

Tax assessments filed by the U.S. and Korean subsidiaries are not yet considered final.

E)	Tax Losses Carried Forward

The Company’s tax loss carryforwards amount to approximately NIS 118,750 thousand (approximately $32,561 thousand) and NIS 88,445 thousand as of December 31, 2024, and 2023, respectively. The Company has not recognized deferred tax assets for these loss carryforwards, as their utilization is not expected in the foreseeable future.

F-44

PULSENMORE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – REVENUE FROM CONTRACTS WITH CUSTOMERS

A)	Information of accounting policy

1)	Revenue measurement

The Company’s revenue is measured based on the consideration it expects to be entitled to receive in exchange for the transfer of goods and services to customers.

Under the agreement with Clalit Health Services, regarding the first purchase order, if the supplied devices were not sold or opened, Clalit Health Services has the right, at its sole discretion and at any time, to return the devices to the Company, and the Company is obligated to refund the consideration paid for any returned products. The Company provides a warranty period of up to 18 months from the date of supply (not exceeding 9 months from the first activation of the device).

As for return rights for end customers for products sold or opened by Clalit Health Services - These products may be returned to the Company subject to consumer protection laws, 1981, and the consumer protection (cancellation of transaction) regulations, 2010, customers may not return the product after 14 days from the delivery date. Also, if a product has been opened but not supplied to the end customer, it cannot be returned to the Company.

The Company assesses the probability of product returns at each financial reporting date. The estimated probability of returns is recognized as a liability under “Contract Liabilities” in the financial statements. This liability is adjusted against recognized revenue based on the return probability assessment. As of December 31, 2024, and 2023, the contract liability balance related to customer contracts for the Pulsenmore FC product amounted to NIS 938 thousand.

2)	Revenue recognition

During the reporting periods substantially all of the Company’s revenues were derived from a single performance obligation - the sale of the Company’s products - portable ultrasound devices. The Company recognizes revenue upon the transfer of control of the promised goods to the customer, at the point of shipment, in accordance with the terms of the contract.

In addition, as of October 28, 2024, as part of the updated agreement with Clalit (see note 12A) the Company also provides a support services for the Company’s products which was identified as an additional performance obligation. Revenue from services are recognized over time. During the reporting periods revenues from services were immaterial.

B)	Revenue by Geographic Segmentation

				Convenience translation into U.S. dollars
	Year ended December 31,
	2022	2023	2024	2024
	NIS in thousands			$ in thousands

Israel	5,708	5,945	9,070	2,487
Europe	5,106	243	591	162
	10,814	6,188	9,661	2,649

F-45

PULSENMORE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – REVENUE FROM CONTRACTS WITH CUSTOMERS (cont.)

In 2024, 2023 and 2022 the Company’s main revenues from its operations in Israel, in the amount of NIS 8,630 thousand (approximately $2,366 thousand), NIS 5,898 thousand and NIS 4,794 thousand, respectively, were derived from Clalit Health Services (see note 12(a)).

As of December 31, 2024, 2023 and 2022, the majority of the Company’s property and equipment and right of use assets are located in Israel.

C)	Cost of Revenue

				Convenience translation into U.S. dollars
	Year ended December 31,
	2022	2023	2024	2024
	NIS in thousands			$ in thousands

Use of materials	5,017	3,053	4,926	1,351
Salaries and related expenses	525	650	705	193
Depreciation	124	241	293	80
Other	24	43	160	44
	5,690	3,987	6,084	1,668

NOTE 16 – RESEARCH AND DEVELOPMENT EXPENSES, NET

A)	Information of accounting policy

Research expenses are recognized as an expense when incurred. Costs incurred for development projects (relating to the design and testing of new or improved products) are recognized as intangible assets when the following conditions are met:

●	There is technical feasibility to complete the intangible asset so that it will be available for use.

●	Management intends to complete and use or sell the intangible asset

●	The intangible asset can be used or sold

●	The manner in which the intangible asset will generate probable future economic benefits can be demonstrated

●	Adequate resources: technical, financial, and other - are available to complete development and use or sell the intangible asset.

●	The expenditure attributable to the intangible asset during its development can be reliably measured.

Other development expenses that do not meet these conditions are recognized as an expense when incurred. Development costs previously recognized as an expense are not recognized as an asset in subsequent periods. The Company periodically evaluates the fulfillment of the above criteria and has determined that it is unable to recognize intangible assets as of December 31, 2024, 2023 and 2022. This is primarily due to the fact that, for several of the Company’s products under development - some in early stages and others in clinical trials - the Company’s management has not consistently demonstrated the technical feasibility of completing development, given the high technological complexity involved.

F-46

PULSENMORE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 – RESEARCH AND DEVELOPMENT EXPENSES, NET (cont.)

Additional products that are already in ongoing sales processes are not in development stages related to product improvements, and all the related research and development expenses pertain to maintenance and sustaining existing products. As a result, development expenses up to the date of the financial position report did not meet the aforementioned conditions and were therefore expensed in the statement of comprehensive loss when incurred.

B)	Additional information

				Convenience translation into U.S. dollars
	Year ended December 31,
	2022	2023	2024	2024
	NIS in thousands			in thousands

Salaries and related expenses	10,958	12,510	13,045	3,577
Share-based compensation	1,719	879	117	32
Depreciation	755	1,075	1,221	335
Raw materials and consumables	1,130	711	510	140
Consultants and subcontractors	14,103	15,324	5,296	1,452
Patents	1,368	703	617	169
Other	578	612	353	97
	30,611	31,814	21,159	5,802
Net of grants from the IIA and KORIL	(988)	(415)	(1,029)	(282)
	29,623	31,399	20,130	5,520

NOTE 17 – SALES AND MARKETING EXPENSES

				Convenience translation into U.S. dollars
	Year ended December 31,
	2022	2023	2024	2024
	NIS in thousands			in thousands

Salaries and related expenses	4,876	4,913	5,261	1,443
Share-based compensation	255	321	144	39
Advertising	3,555	3,550	4,270	1,171
Depreciation	143	210	286	78
Office rent and maintenance	-	211	-	-
Other	88	229	357	98
	8,917	9,434	10,318	2,829

F-47

PULSENMORE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 – GENERAL AND ADMINISTRATIVE EXPENSES

				Convenience translation into U.S. dollars
	Year ended December 31,
	2022	2023	2024	2024
	NIS in thousands			in thousands

Salaries and related expenses	3,449	6,812	7,169	1,966
Share-based compensation	3,137	2,252	1,226	336
Office rent and maintenance	1,062	1,734	1,122	308
Professional services	1,749	2,215	2,761	756
Consulting services	1,516	2,287	966	265
Depreciation	274	876	1,103	302
Insurance	499	199	349	96
Other	1,100	579	648	178
	12,786	16,954	15,344	4,207

NOTE 19 – FINANCIAL EXPENSES (INCOME), NET

				Convenience translation into U.S. dollars
	Year ended December 31,
	2022	2023	2024	2024
	NIS in thousands			in thousands
Financial expenses:
Bank fees	26	25	38	10
Change at fair value of financial instruments	-	15,595	-	-
Lease liabilities interest expenses	323	586	502	138
	349	16,206	540	148

Financial income:
Financial income from liability for royalties to the IIA	200	74	90	25
Interest income from short-term deposits	3,090	6,853	5,321	1,459
Gain from exchange rate fluctuations	10,617	6,425	552	151
Change at fair value of financial instruments	10,525	-	-	-
	24,432	13,352	5,963	1,635

Financial expenses (income), net	(24,083)	2,854	(5,423)	(1,487)

F-48

PULSENMORE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 – BASIC AND DILUTED NET LOSS PER SHARE

A)	Basic

The calculation of basic loss per share is generally based on the loss attributable to ordinary shareholders, divided by the weighted average number of ordinary shares outstanding during the period including vested options with zero-exercise price.

				Convenience translation into U.S. dollars
	Year ended December 31,
	2022	2023	2024	2024
	NIS in thousands			in thousands

Loss attributable to ordinary shares (NIS and USD, in thousands)	22,119	58,567	36,736	10,073
Weighted average number of shares used in loss per share calculation	48,264,144	51,224,869	51,237,757	51,237,757
Basic loss per share (NIS and USD)	0.46	1.14	0.72	0.20

B)	Diluted

Instruments that can potentially dilute basic earnings per share in the future, but were not included in the calculation of diluted earnings per share, as their impact was anti-dilutive:

	As of December 31,
	2022	2023	2024
Outstanding options at end of the year issued as part of share-based compensation	5,265,224	3,919,911	3,589,502

NOTE 21 –RELATED PARTIES TRANSACTIONS AND BALANCES

Related Parties - As defined in IAS 24, “Related Party Disclosures” (“IAS 24”). Key management personnel - included together with other entities in the definition of “related parties” in IAS 24, include the members of the Board of Directors and senior executives.

F-49

PULSENMORE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 –RELATED PARTIES TRANSACTIONS AND BALANCES (cont.)

A)	Balances with related parties

			Convenience translation into U.S. dollars
	Year ended December 31,
	2023	2024	2024
	NIS in thousands		in thousands

Salaries and related benefits for related parties employed by the Company	140	471	129
Compensation for related parties not employed by the Company	168	140	38

B)	Transactions with related parties

				Convenience translation into U.S. dollars
	Year ended December 31,
	2022	2023	2024	2024
	NIS in thousands			in thousands
Compensation for related parties:
Salaries and related benefits for related parties employed by the Company	2,516	2,142	2,350	644
Compensation for related parties not employed by the Company	730	610	574	157

F-50

PULSENMORE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 –RELATED PARTIES TRANSACTIONS AND BALANCES (cont.)

C)	Compensation for key management personnel

				Convenience translation into U.S. dollars
	Year ended December 31,
	2022	2023	2024	2024
	NIS in thousands			in thousands

Salaries and related expenses	4,666	6,026	6,009	1,648
Share-based compensation	534	339	391	107

Accounts payable and accruals	173	87	772	212

The Company’s key management personnel, who are included in the table above, include the Chief Commercial Officer of the subsidiary, Chief Financial Officer, VP of Sales and Marketing, VP of Software Development, VP of Hardware Development, VP of Quality and Regulation, Legal Counsel, and Corporate Secretary. In addition to salaries and wages, senior management members participate in the Company’s share option plan (see note 13).

D)	Engagement between the Company and the CEO

The Company is engaged in a consulting services agreement with the consulting firm controlled by Mr. Elazar Sonnenschein, who serves as the CEO and a member of the board of directors. Under this agreement, the Company pays a monthly fee of NIS 100 thousand (approximately $27 thousand), plus compensation for social benefits and vehicle maintenance amounting to NIS 40 thousand (approximately $11 thousand) per month, as well as a performance-based incentive plan. These amounts are subject to VAT as required by law. For the update to the CEO’s terms of engagement after the balance sheet date, see note 22(a).

F-51

PULSENMORE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 – SUBSEQUENT EVENTS

The Company’s management has performed an evaluation of subsequent events through May 8, 2025, the date that the financial statements were authorized for issue.

A)	Options – Cancellation and regranting (repricing)

On April 3, 2025, the Company’s Board of Directors resolved to reprice the exercise price of the share options previously granted to employees and to update the exercise period of these options.

Such repricing of the share options is subject to the approval of the Israeli Tax Authority, which will be granted in accordance with a request for a tax ruling to be submitted by the Company (hereinafter: the “Tax Ruling”). The Company’s Board of Directors has decided to update the terms of the employee share options as follows: The “exercise price” in relation to the share options of each of the offerees will be calculated in accordance with the definition of this term in the Company’s employee option plan, with the pricing date being the later of (1) the date of filing the Tax Ruling request, (2) The date of the Board of Directors’ decision and the date of approval by the general meeting (as required) (hereinafter: the “Repricing Date”). In accordance with the provisions of the Israeli Income Tax Ordinance, the vesting period of the aforementioned options will be over 4 years in accordance with the options plan with a blocking period of two years from the Repricing Date. The theoretical fair value of those options will be determined on the Repricing Date.

B)	Director and CEO of the Company – Dr. Elazar Sonnenschein

On March 27, 2025, the Company’s Board of Directors approved, following the approval of the Compensation Committee on February 25, 2025 and subject to the approval of the Company’s General Meeting of Shareholders, as follows: Bonus for 2024 – In light of the CEO’s special contribution and efforts during 2024, in particular his significant contribution to leading the process of submitting the De-Novo application to the FDA, as well as the reorganization of the sales organization and its adaptation to the Company’s needs, granting a bonus in the amount of NIS 300 thousand (approximately $82 thousand).

Furthermore, subject to the approval of the General Meeting of the Company’s Shareholders as stated above, and effective from the date of approval of the Shareholders Meeting, the salary of the Company’s CEO will be updated as follows: Monthly management fees will be updated to a total of NIS 130 thousand. Monthly payment for the component embodying social and related rights will be updated to a total of NIS 39 thousand. Car expenses: The CEO will be given two options to choose from: (1) Continuing the existing format and updating this component to a total of NIS 11 thousand or (2) providing a leasing car for the CEO (the value of the vehicle will not exceed a total of NIS 250 thousand) with a mileage limit in accordance with the leasing company’s policy. Accommodation expenses - a total of NIS 5 thousand each month.

C)	VP Hardware – Menashe Sonnenschein (brother of the Company’s Director, CEO and controlling shareholder - Dr. Elazar Sonnenschein)

Bonus for 2024 – In light of the special contribution and efforts of the VP Hardware during 2024, in particular his significant contribution to the continued development of the iOS model for the Pulsenmore ES product, the process of submitting the De-Novo application to the FDA and his availability for any changes and organizational adjustments required according to the Company’s needs, awarding a bonus in the amount of NIS 60 thousands (approximately $17 thousand).

Furthermore, subject to the approval of the General Meeting of the Company’s Shareholders as stated, and effective from April 1, 2025, (1) The annual bonus cap to which the VP Hardware will be entitled will be updated to 2 monthly salaries (instead of one and a half monthly salaries, as was the case until now) in order to compare his conditions to the conditions of other managers similar to his position in the Company (2) The monthly salary shall be NIS 55 thousand (instead of NIS 50 thousand) (3) The amendment of the Options Plan (repricing), which is subject to the approval of the Israeli Tax Authority, shall apply to the Options granted to the VP Hardware.

F-52

PULSENMORE LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2025

IN NIS

F-53

PULSENMORE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

			Convenience translation into U.S. dollars (see note 2(c))
	December 31,	June 30,
	2024	2025	2025
	NIS in thousands		in thousands
Assets
CURRENT ASSETS
Cash and cash equivalents	41,170	24,441	7,250
Short-term bank deposits	62,853	62,109	18,425
Restricted deposits	140	140	42
Trade receivables	3,909	2,669	792
Other receivables	1,237	1,259	373
Inventory	23,092	21,627	6,416
Total current assets	132,401	112,245	33,298

NON-CURRENT ASSETS
Right-of-use assets	1,780	1,296	384
Property and equipment, net	7,645	6,796	2,016
Total non-current assets	9,425	8,092	2,400
Total assets	141,826	120,337	35,698

Liabilities and equity
CURRENT LIABILITIES
Trade payables	2,359	2,152	637
Other payable and accruals	3,780	3,401	1,009
Contract liabilities	5,133	5,326	1,580
Share-based compensation liability	1,458	1,372	407
Current maturities of liability for royalties to the Israel Innovation Authority	532	918	272
Current maturities of lease liabilities	999	899	267
Total current liabilities	14,261	14,068	4,172

NON-CURRENT LIABILITIES
Contract liabilities	22,897	22,897	6,792
Share-based compensation liability, net of current maturities	164	-	-
Liability for royalties to the Israel Innovation Authority, net of current maturities	6,497	8,143	2,416
Lease liabilities, net of current maturities	1,120	721	214
Total non-current liabilities	30,678	31,761	9,422
Total liabilities	44,939	45,829	13,594

EQUITY
Ordinary shares	2	2	1
Share premium	253,205	253,956	75,336
Capital reserve	10,968	10,995	3,262
Accumulated deficit	(167,288)	(190,445)	(56,495)
Total equity	96,887	74,508	22,104
Total liabilities and equity	141,826	120,337	35,698

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

F-54

PULSENMORE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

			Convenience translation into U.S. dollars (see note 2(c))
	Six months ended June 30,
	2024	2025	2025
	NIS in thousands (except per share data)		in thousands (except per share data)

Revenues	4,350	3,999	1,186
Cost of revenues	2,794	2,542	754
Gross profit	1,556	1,457	432

Research and development expenses, net	9,845	8,029	2,382
Sales and marketing expenses	4,206	5,966	1,770
General and administrative expenses	7,555	8,083	2,398
Operating loss	20,050	20,621	6,118

Financial expenses	687	4,766	1,414
Financial income	(4,894)	(2,231)	(663)
Financial expenses (income), net	(4,207)	2,535	751

Loss before income tax	15,843	23,156	6,869

Provision for income tax	53	1	(*)

Net loss and comprehensive loss	15,896	23,157	6,869

Loss per ordinary share – basic and diluted	0.31	0.45	0.13

Weighted average ordinary shares outstanding	51,323,543	51,432,474	51,432,474

* Less than $1 thousand

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

F-55

PULSENMORE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

	Ordinary shares	Share premium	Capital reserve	Accumulated deficit	Total
	NIS in thousands
Balance at January 1, 2024	2	252,473	10,309	(130,552)	132,232
Changes in the six month period ended June 30, 2024:
Net loss and comprehensive loss for the year	-	-	-	(15,896)	(15,896)
Share-based compensation	-	-	724	-	724
Exercise of options	*	50	(49)	-	1
Expiration of options	-	242	(242)	-	-
Balance at June 30, 2024	2	252,765	10,742	(146,448)	117,061

Balance at January 1, 2025	2	253,205	10,968	(167,288)	96,887
Changes in the six month period ended June 30, 2025:
Net loss and comprehensive loss for the year	-	-	-	(23,157)	(23,157)
Share-based compensation	-	-	506	-	506
Exercise of options	*	471	(199)	-	272
Expiration of options	-	280	(280)	-	-
Balance at June 30, 2025	2	253,956	10,995	(190,445)	74,508

* Less than NIS 1 thousand

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

F-56

PULSENMORE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

	Convenience translation into U.S. dollars (see note 2(c))
	in thousands
	Ordinary shares	Share premium	Capital reserve	Accumulated deficit	Total
Balance at January 1, 2025	1	75,113	3,254	(49,626)	28,742
Changes in the six month period ended June 30, 2025:
Net loss and comprehensive loss for the year	-	-	-	(6,869)	(6,869)
Share-based compensation	-	-	150	-	150
Exercise of options	*	140	(59)	-	81
Expiration of options	-	83	(83)	-	-
Balance at June 30, 2025	1	75,336	3,262	(56,495)	22,104

* Less than $1 thousand

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

F-57

PULSENMORE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

			Convenience translation into USD (note 2(c))
	Six months ended June 30,
	2024	2025	2025
	NIS in thousands		in thousands
Net cash used in operating activities (see appendix)	(24,946)	(15,570)	(4,619)

Cash Flows from Investing Activities
Purchase of property and equipment	(171)	(97)	(29)
Proceeds from (investments in) short-term deposits	13,301	(2,289)	(679)
Interest received	4,533	964	286
Net cash provided by (used in) investing activities	17,663	(1,422)	(422)

Cash Flows from Financing Activities
Exercise of options	1	4	1
Payment to the Israel Innovation Authority	(108)	(287)	(85)
Receipt of grants from Israel Innovation Authority	-	1,319	391
Principal portion of lease payments	(566)	(574)	(170)
Interest portion of lease payments	(162)	(94)	(28)
Net cash provided by (used in) financing activities	(835)	368	109

Increase (decrease) in cash and cash equivalents	(8,118)	(16,624)	(4,932)
Cash and cash equivalents at beginning of the year	23,869	41,170	12,213
Exchange differences on cash and cash equivalents	1,042	(105)	(31)
Cash and cash equivalents at end of the year	16,793	24,441	7,250

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

F-58

PULSENMORE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

Appendix to the statements of cash flows			Convenience translation into USD (note 2(c))
	Six months ended June 30,
	2024	2025	2025
	NIS in thousands		in thousands
Net loss	(15,896)	(23,157)	(6,869)

Adjustments for:

Depreciation and amortization	1,375	1,432	425
Share-based compensation	724	506	150
Financial income	(2,122)	(15)	(4)
Exchange differences	(2,005)	3,356	996
	(2,028)	5,279	1,567

Changes in operating asset and liability items:
Increase (decrease) in trade receivables	(1,975)	1,240	368
Increase in other receivables	(127)	(22)	(7)
Increase (decrease) in inventory	(1,876)	1,465	435
Decrease in trade payables	(3,617)	(207)	(61)
Increase (decrease) in other payable and accruals	503	(379)	(112)
Increase in contract liabilities	-	193	55
Increase in liability of share-based compensation	70	18	5
	(7,022)	2,308	683

Net cash used in operating activities	(24,946)	(15,570)	(4,619)

Supplemental information on non-cash transactions:
Changes in right-of-use asset and lease liabilities	-	(268)	(80)
Recognition of derivative financial instrument	106	-	-

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

F-59

Pulsenmore Ltd.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 1 – GENERAL INFORMATION

A)	General

Pulsenmore Ltd. (separately and collectively referred to with its wholly-owned subsidiaries as the “Company” or “Pulsenmore”) is an Israeli-based company, incorporated in Israel, and commenced its operations on October 27, 2014. The Company’s registered office is located at 8 Omarim Street, Omer, Israel.

In March 2022, the Company established a wholly owned subsidiary, Pulsenmore Americas LLC (hereinafter – the “U.S. Subsidiary”), located in Boston, USA. The U.S. Subsidiary was incorporated under Delaware state law and began operations on March 10, 2022.

In February 2023, the Company established a wholly owned subsidiary, Pulsenmore Korea (hereinafter – the “Korean Subsidiary”), located in Seongnam, South Korea.

As of June 30, 2025, the Company operates in a one operating segment, focusing on the research, development, manufacturing, and global marketing of innovative technological solutions, specifically portable ultrasound devices for home use. These devices enable remote physical examinations and monitoring via telemedicine technology. The Company develops and sells miniaturized ultrasound systems.

The Company is a publicly traded entity, with its shares listed on the Tel Aviv Stock Exchange (hereinafter –”TASE”). On December 8, 2024, the Company completed the preparation of its application for the marketing approval of the ES product in the United States. The application was submitted to the U.S. FDA for approval under the De-Novo pathway. The submission includes the results of clinical trials conducted in the U.S., along with additional supporting data, including results from further trials, safety data, and laboratory technical assessments. On September 4, 2025, the Company submitted a response to questions and clarification requests it received from the FDA on March 18, 2025.

B)	Intention and preparation for listing the company’s shares on the NASDAQ Stock Exchange

On April 3, 2025, the Board of Directors directed the Company’s management to prepare to submit registration documents, including an annual report (on Form 20-F) to the US Securities and Exchange Commission (“SEC”), for the purpose of registering the Company’s shares for trading on the Nasdaq Capital Market in the US (“Nasdaq”), so that upon completion of the registration process, the Company will become a dual-listed company, and its shares will be traded on the Tel Aviv Stock Exchange and Nasdaq. As of the date of the report, the Company is continuing the registration process for trading with the US regulatory authorities, including submitting several non-public drafts of registration documents to the SEC.

C)	War in Israel

On October 7, 2023, Hamas Organization (“Hamas”) launched an unprecedented attack on Israel, infiltrating its southern border and targeting civilians and military sites while firing rockets. In response, Israel declared war on Hamas, and the conflict is ongoing. Following the attack, Hezbollah Organization (“Hezbollah”) also launched strikes on northern Israel, prompting Israeli retaliatory strikes. In October 2024, Israel initiated a ground operation in Lebanon. By the end of November 2024, Israel and Hezbollah reached a ceasefire agreement, and in January 2025, Israel and Hamas also reached a ceasefire agreement, though the stability of both agreements remains uncertain.

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Pulsenmore Ltd.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 1 – GENERAL INFORMATION (cont.)

Since October 7, 2023, Israel has been in a state of war on multiple fronts involving the Gaza Strip and other countries and regions in the Middle East, including most recently the Islamic Republic of Iran. To date, there is no material adverse impact on Company’s operations and financial results as a result of this war. However, at this time, it is not possible to predict the intensity or duration of the war, nor can the Company predict how this war will ultimately affect Israel’s economy in general. The Company continues to monitor the situation closely and examine the potential disruptions that could adversely affect its operations. The Company assesses that even in the event of a prolonged war and economic slowdown in Israel, it will be able to meet its existing obligations as of June 30, 2025.

D)	Impact of inflation and interest rate decreases

During the first half of 2025, the inflation in Israel continued to moderate. The Bank of Israel’s interest rate remained unchanged at 4.5%. The Company also periodically reviews its investment policy in light of changes in interest rates both domestically and internationally. As of the date of these financial statements, the Company is in the opinion that the continued decline in inflation and interest rates will not have a material impact on its financial position.

E)	Approval of consolidated financial statements

These condensed consolidated financial statements were authorized for issuance by the board of directors on September 15, 2025.

NOTE 2 – MATERIAL ACCOUNTING POLICIES

A)	Basis of presentation of the financial statements

The Company’s condensed consolidated financial statements for the six months ended June 30, 2025, have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”. These condensed consolidated financial statements, which are unaudited, do not include all of the information and disclosures that would otherwise be required in a complete set of annual financial statements and should be read in conjunction with the annual financial statements for the year ended December 31, 2024 and their accompanying notes, which have been prepared in accordance with IFRS Accounting Standards as published by the International Accounting Standards Board. The results of operations for the six months ended June 30, 2025, are not necessarily indicative of the results that may be expected for the entire fiscal year ending December 31, 2025, or for any other interim period.

B)	Translation of balances and transactions in foreign currency

Convenience translation into U.S. dollars

The reported NIS amounts as of June 30, 2025 and for the six-month period then ended have been translated into U.S. dollars (“US dollars”, “USD”, “$”). All figures were translated using the representative exchange rate as of September 3, 2025 ($1 = NIS 3.371). The translation was made solely for the convenience of the reader. The dollar amount presented in these financial statements should not be construed to represent amounts receivable or payable in dollars or convertible into dollars, unless otherwise indicated in these financial statements.

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Pulsenmore Ltd.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 2 – MATERIAL ACCOUNTING POLICIES (cont.)

C)	Critical accounting estimates and judgments

1)	Estimates

The preparation of interim financial statements requires the Company’s management to exercise its judgment and to use significant accounting estimates and assumptions that affect the application of the Company’s accounting policies and the amounts of reported assets, liabilities, income and expenses. Actual results may materially differ from those estimates.

In preparation of these condensed consolidated financial statements, the significant judgments that were exercised by the management in applying the Company’s accounting policies and the key sources of estimation uncertainty were similar to those applied in the Company’s annual financial statements for the year ended December 31, 2024.

2)	Accounting Policies

The accounting policies applied in the preparation of these condensed consolidated financial statements are consistent with those applied in the preparation of the annual financial statements for the year ended December 31, 2024.

NOTE 3 – NEW IFRS ACCOUNTING STANDARDS, AMENDMENTS TO STANDARDS AND NEW INTERPRETATIONS

New IFRS Accounting Standards, Amendments to standards and new interpretations

The Company’s 2024 annual financial statements included information regarding new IFRS Accounting Standards and amendments to existing standards that are not yet mandatorily effective and which the Company has not elected to early adopt. As of June 30, 2025, there are no new standards or amendments to existing standards applicable to the Company that were not already disclosed in the Company’s 2024 annual financial statements.

NOTE 4 – COMMITMENTS AND CONTINGENT LIABILITIES

Liability of royalties to Israel Innovation Authority

In May 2025, the Company received grants in the amount of approximately NIS 2,849 thousand. There is no reasonable assurance that the grants received will not be returned, and therefore the Company recognized a liability at a present value for the payment of royalties in the amount of approximately NIS 1,319 thousand.

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Pulsenmore Ltd.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 5 – SHARE BASED COMPENSATION

A)	Exercise and expiration of options

During the first six months of 2025, 36,871 options expired, and 304,687 options were exercised by a former director of the Company.

On February 27, 2025, in connection with the exercise of the above-mentioned options, the Company received cash in the amount of approximately NIS 4 thousand from the former director. This amount reflects the difference between the original exercise price and the new exercise price, multiplied by the number of exercised shares, such that the effective additional exercise price per share remains unchanged. The mechanism provides for net settlement, meaning that no cash is transferred from the Company to the directors.

B)	Repricing of employees’ option plan

On April 3, 2025, the Company’s Board of Directors resolved to reprice the exercise price of the share options previously granted to employees and to update the exercise period of these options.

Such repricing of the share options is subject to the approval of the Israeli Tax Authority, which will be granted in accordance with a request for a tax ruling to be submitted by the Company (hereinafter: the “Tax Ruling”). The Company’s Board of Directors has decided to update the terms of the employee share options as follows: The “exercise price” in relation to the share options of each of the offerees will be calculated in accordance with the definition of this term in the Company’s employee option plan, with the pricing date being the later of (1) the date of filing the Tax Ruling application, (2) The date of the Board of Directors’ decision and the date of approval by the general meeting (as required) (hereinafter: the “Repricing Date”). In accordance with the provisions of the Israeli Income Tax Ordinance, the vesting period of the aforementioned options will be over 4 years in accordance with the options plan with a blocking period of two years from the Repricing Date. The theoretical fair value of those options will be determined on the Repricing Date. As of June 30, 2025, the application has not yet been submitted to the Israeli Tax Authority.

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Pulsenmore Ltd.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 6 – REVENUE FROM CONTRACTS WITH CUSTOMERS

Revenue by Geographic Segmentation

			Convenience translation into U.S. dollars
	Six months ended June 30,
	2024	2025	2025
	NIS in thousands		$ in thousands

Israel	3,962	3,875	1,150
Europe	388	105	31
Other	-	19	6
	4,350	3,999	1,187

For the six months ended June 30, 2025 and 2024, the main revenues from its operations in Israel (approximately NIS 3,605 thousand and NIS 3,800 thousand, respectively), were derived from Clalit Health Services.

NOTE 7 – RELATED PARTIES TRANSACTIONS AND BALANCES

A)	Director and CEO of the Company – Dr. Elazar Sonnenschein

On May 21, 2025, the general meeting of the Company’s shareholders, further to the approval of the Board of Directors on March 27, 2025, and the approval of the Compensation Committee on February 25, 2025, approved the update of the terms of office and employment of the Company’s CEO and Director Dr. Elazar Sonnenschein, as follows:

Provision of a bonus in the amount of NIS 300 thousand for 2024. In addition, and starting from the date of approval by the shareholders’ meeting as aforesaid, the salary of the Company’s CEO will be updated as follows: Monthly management fees have been updated to a total of NIS 130 thousand. The monthly payment for the component embodying social and related rights will be updated to a total of NIS 39 thousand. Vehicle expenses: The CEO will be given two options to choose from: (1) continuing the existing format and updating this component to a total of 11 thousand NIS or (2) providing the CEO with a leasing vehicle (the value of the vehicle will not exceed 250 thousand NIS). Accommodation (“Per Diem”) expenses - a total of 5 thousand NIS each month.

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Pulsenmore Ltd.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 7 – RELATED PARTIES TRANSACTIONS AND BALANCES (cont.)

B)	VP Hardware – Menashe Sonnenschein (brother of the Company’s Director, CEO and controlling shareholder - Dr. Elazar Sonnenschein)

On May 21, 2025, the General Meeting of the Company’s shareholders, further to the approval of the Board of Directors dated March 27, 2025, and the approval of the Compensation Committee dated February 25, 2025, approved the update of the terms of office and employment of the VP of Hardware Mr. Menashe Sonnenschein (brother of a director, CEO and controlling shareholder of the Company - Dr. Elazar Sonnenschein - CEO of the Company and Director) as follows:

Bonus in the amount of NIS 60 thousand for 2024. Furthermore, effective April 1, 2025, (1) the annual bonus ceiling to which he will be entitled The VP of Hardware will be updated to 2 monthly salaries (instead of 1.5 monthly salaries, as was the case until now) in order to compare his conditions to those of other managers similar to his position in the company. (2) His monthly salary will be NIS 55,000 (instead of NIS 50,000). (3) The amendment to the option plan (repricing), subject to approval by the Tax Authority, will apply to the options granted to the VP of Hardware.

NOTE 8 – SUBSEQUENT EVENTS

The Company’s management has performed an evaluation of subsequent events through September 15, 2025, the date that the condensed financial statements were authorized for issue.

A)	Settlement Agreement - GEHC

On August 6, 2025, a settlement agreement was signed to resolve all disputes between the Company and GE Precision Healthcare LLC (“GEHC”) (the “Settlement Agreement”). Pursuant to the Settlement Agreement, all disputes between the parties relating to the cancellation of orders placed by GEHC to the Company for 15,000 of the Company’s Pulsenmore ES products (the “Disputed Orders”) were resolved, and the parties mutually waived any and all claims relating to the Distribution Agreement (“Distribution Agreement”) and the Material Commitment Agreement annexed thereto (“Material Commitment Agreement”), both dated June 8, 2022, and in connection with the Investment Agreement dated May 11, 2022 between the Company and GE Healthcare Global Holdings Inc. (“GE Holdings”) (the “Investment Agreement”), including in connection with GEHC’s obligation under the Material Commitment Agreement to purchase unused components (the “Disputed Components”). Pursuant to the Settlement Agreement, and without any Admitting any of the defendant’s claims, GEHC will pay the Company a total of USD 1 million. The disputed orders have been canceled (so that at this time there are no open orders from GEHC for the Company’s products), and the component purchase agreement has been terminated (so that the Company will not be required to return the USD 1 million advance it received upon signing the agreement in 2022, nor will it be required to transfer to GEHC any components purchased under it, and GEHC will not be required to pay any additional amounts thereunder

As part of the Settlement Agreement, it was also agreed that Japan would be removed from the definition of an “exclusive territory” and that GEHC would retain non-exclusive distribution rights to the company’s ES pregnancy product in the US and Europe only, until the end of the original agreement period, i.e. June 2029, unless extended. This follows the Company’s notification to GE dated November 21, 2024, regarding the non-renewal of the exclusivity period with respect to 20 customers in Europe, which entered into force on June 7, 2025.

The Company is examining the implications of the settlement agreement on its financial statements, including the potential impact on the balance of the contract liabilities of approximately NIS 23 million, which was recognized upon the execution of the Distribution Agreement.

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Pulsenmore Ltd.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 8 – SUBSEQUENT EVENTS (cont.)

B)	Memorandum of Understanding with a Medical Center in Australia

On July 22, 2025, the Company entered into a Memorandum of Understanding (MOU) with GCUH (Gold Coast University Hospital), a university medical center that is part of a health maintenance organization (HMO) operating in the state of Queensland, Australia (hereinafter: “GCUH”), in a Memorandum of Understanding for Cooperation (hereinafter: the “MoU”) in connection with the Company’s Pulsenmore ES product, which provides a solution for performing remote home ultrasound examinations for pregnant women (hereinafter: the “Agreement” and the “Product”, respectively). As part of the Memorandum of Understanding, it was determined that the GCUH Medical Center will serve as a “Center of Excellence” in Australia for the Company’s product. In return, the Medical Center will be entitled to discounts for the purchase of devices in accordance with and subject to the purchase of minimum quantities as determined in the Memorandum of Understanding. It was also agreed that during a period of one year from the signing of the Memorandum of Understanding, an agreement will be signed between the parties to anchor the agreements regarding the cooperation as agreed in the Memorandum of Understanding. The Memorandum of Understanding for the collaboration was signed between the parties following an agreement to purchase 100 units (hereinafter: “Unit Purchase Agreement”) for the purpose of conducting a commercial trial. The duration of the collaboration agreement is 4 years and is extendable for two additional periods of one year each. In July 2025, an advance payment of approximately NIS 117 thousand was received in respect of an order received.

C)	CE MDR Approval for the Company’s Pulsenmore ES Pregnancy Product

On August 26, 2025, the Company received from a European certification body an EU Quality Management System Certificate for Regulation (CE MDR), valid until August 19, 2030. The said certificate is a certification certificate with a broad indication issued to the Company for ultrasound imaging devices and associated software applications. Accordingly, the Company is authorized, according to the standard that has come into effect in Europe today, to mark the Company’s Pulsenmore ES pregnancy product with the CE Mark and to market it in Europe, based on the new standard (CE MDR).

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